PIEDMONT LITHIUM LIMITED

SCHEME BOOKLET

for a scheme of arrangement between Piedmont Lithium Limited and Shareholders in relation to the proposed re-domicile of Piedmont in the United States.

Your Directors unanimously recommend that you

VOTE IN FAVOUR

of the Scheme.

The Independent Expert has also concluded that the Scheme is in the best interests of Shareholders

This is an important document and requires your immediate attention. You should read this document in its entirety before deciding whether or not to vote in favour of the Scheme. If you are in any doubt as to how to deal with this document, you should consult your financial, legal or other professional adviser immediately.

If you require further information or have questions in relation to the Scheme, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT)

 PIEDMONT LITHIUMLIMITED – SCHEME BOOKLET  P a g e |1    Letter from the President and Chief Executive Officer of Piedmont Lithium Limited  Dear ShareholderOn 9 December 2020, Piedmont announced that it will be seeking Shareholder approval of a scheme of arrangement under which the Piedmont Group will redomicile from Australia to the United States. This will occur through Piedmont US (a newly- formed company incorporated in the State of Delaware in the United States for the sole purpose of the re-domiciliation) becoming the new holding company of Piedmont and parent company of the Piedmont Group.Under the Proposed Transaction, subject to the satisfaction of certain conditions:    Piedmont US will acquire all of the Shares of Piedmont and, in exchange, Scheme Participants will receive Scheme Consideration (in the form of Piedmont US CDIs for holders of Piedmont Shares and Piedmont US Shares for ADS Holders) representing an equivalent proportional interest in Piedmont US as they held in Piedmont prior to the implementation of the Proposed Transaction (subject to the Sale Facility, discussed at Section 5.5 of this Scheme Booklet); andthe existing listing of Piedmont on ASX (as its primary listing) and on Nasdaq (as its secondary listing) will be replaced with a new listing of Piedmont US on Nasdaq (as its primary listing) and on ASX (as its secondary listing). Piedmont US Shares will be quoted on Nasdaq (it is expected using Piedmont’s existing ticker code, “PLL”) and Piedmont US CDIs will be quoted on ASX (using Piedmont’s existing ticker code, “PLL”). Piedmont US Shares and Piedmont US CDIs will be transmutable into the other, so that Piedmont US Shareholders can convert their Piedmont US Shares (on Nasdaq) into Piedmont US CDIs (on ASX), and vice versa.    Importantly, the Proposed Transaction will not result in any changes to the operations, management or strategy of the Piedmont Group.We believe that the re-domiciliation of the Piedmont Group in the United States has several benefits including:    increased attractiveness of Piedmont US to a broader US investor pool who cannot invest in non-US securities;improved access to lower-cost US debt and equity capital markets, which are larger and more diverse than Australian capital markets, thus enabling future growth to be financed at a lower cost;increased demand for Piedmont US Shares due to the expected inclusion of Piedmont US in important US stock market indices such as the Russell 2000 and the S&P Total Market;a simplified corporate structure for potential future merger, sale or acquisition transactions, which may increase Piedmont’s attractiveness to potential merger partners, sellers or acquirers; andlower compliance costs as a company dual listed on ASX and Nasdaq.        These benefits are summarised in more detail in Section 2.1 of this Scheme Booklet. The Independent Expert appointed by the Board has formed the view that the Proposed Transaction is in the best interests of Shareholders. The full report is attached as Annexure A to this Scheme Booklet.While we believe that the benefits of the re-domiciliation of the Piedmont Group are significant and will produce long term benefits for Shareholders, we also recognise that there are some potential disadvantages (including the implementation cost of the Proposed Transaction, which has largely been incurred, that the re-domicile results in a change to a new jurisdiction that Shareholders may not be familiar with, and that Ineligible Foreign Holders and Non-Electing Small Parcel Holders will receive cash as consideration for the transfer of their Shares under the Scheme rather than securities in Piedmont US). These potential disadvantages are described in detail in Section 2.2 of this Scheme Booklet.This Scheme Booklet sets out our rationale for the Proposed Transaction, how it will be implemented and other important issues such as the potential taxation consequences and the nature of the change in the legal entity in which you have an investment.Please read this Scheme Booklet carefully as it contains important information in relation to the Scheme, including the reasons for your Directors’ recommendation and the Independent Expert’s Report prepared by BDO Corporate Finance.Your vote is important regardless of how many Shares you own. If you are unable to attend the Scheme Meeting in person, I encourage you to submit your vote online or complete your personalised proxy form which is enclosed with this Scheme Booklet, and return it in accordance with the directions on the proxy form so that it is received by no later than 10:00am (AWST) on 5 April 2021. If you are in any doubt as to what actions you should take, please consult your professional advisor without delay.Yours faithfully  Keith D Phillips President and CEO

Important Notices

Date of this Scheme Booklet

This Scheme Booklet is dated 3 March 2021.

Defined terms and interpretation

Capitalised terms used in this Scheme Booklet (other than in the Independent Expert's Report contained in Annexure A) and the Proxy Form accompanying this Scheme Booklet are either defined in brackets when first used or are defined in the Glossary in Section 13. The Glossary also sets out some rules of interpretation which apply to this Scheme Booklet. The Independent Expert's Report contains its own defined terms which are sometimes different from those set out in the Glossary in Section 13.

References to Scheme Booklet, Sections and Annexures

References to Sections and Annexures are to the named Sections and Annexures in this Scheme Booklet.

Purpose of this Scheme Booklet

This Scheme Booklet includes the Explanatory Statement for the Scheme required by section 412(1) of the Corporations Act. The purpose of this Scheme Booklet is to explain the terms of the Scheme and the manner in which it will be implemented (if approved). This Scheme Booklet provides all information required to be given to Shareholders or that is otherwise material to the making of a decision in relation to the Scheme, being information that is within the knowledge of any Director which has not previously been disclosed to Shareholders.

General

This Scheme Booklet is important. You should read this Scheme Booklet carefully before making a decision about how to vote on the Scheme Resolution to be considered at the Scheme Meeting.

No investment advice

This Scheme Booklet does not constitute financial product advice and has been prepared without reference to individual investment objectives, financial situation, taxation position or particular needs of any Shareholder or any other person. It is important that you read this Scheme Booklet before making any decision, including a decision on whether or not to vote in favour of the Scheme. This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to Shares or any other securities. If you are in doubt as to what you should do, you should consult your legal, investment, taxation or other professional adviser.

Shareholders should consult their taxation adviser as to the applicable tax consequences of the Scheme. A summary of certain Australian and United States tax considerations is detailed in Section 10.

Responsibility statement - Independent Expert Report

BDO Corporate Finance has prepared, and is solely responsible for, the Independent Expert's Report contained in Annexure A.

Neither Piedmont or Piedmont US nor any of their respective directors, officers or advisers (other than the advisers on the basis referred to above), assume any responsibility for the accuracy or completeness of any of the information in the Independent Expert's Report.

The directors of Piedmont and Piedmont US confirm that they have not obtained any other reports from independent experts for the purpose of the Scheme other than the Independent Expert's Report.

Role of ASIC

A copy of this Scheme Booklet has been lodged with, and registered by, ASIC for the purposes of section 412(6) of the Corporations Act. ASIC has been given the opportunity to comment on this Scheme Booklet in accordance with section 411(2)(b) of the Corporations Act. Neither ASIC nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that it has no objection to the Scheme. If ASIC provides that statement, it will be produced to the Court on the Second Court Date.

Role of ASX

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

Role of Nasdaq

Neither Nasdaq nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

Important notice associated with the Court order under section 411(1) of the Corporations Act

The fact that, under section 411(1) of the Corporations Act, the Court has ordered that a meeting be convened and has approved the Explanatory Statement required to accompany the Notice of Scheme Meeting does not mean that the Court:

(i) has formed any view as to the merits of the proposed Scheme or as to how you should vote (on this matter, you must reach your own decision); or

(ii) has prepared, or is responsible for the content of, the Explanatory Statement.

Notice to non-Australian shareholders

Restrictions in foreign jurisdictions may make it impractical or unlawful for Scheme Consideration to be issued under the Scheme to, or received under the Scheme by, Shareholders in certain jurisdictions outside Australia. Shareholders (whose addresses as shown in the Piedmont Share Register on the Record Date) in the following jurisdictions will be entitled to receive this Scheme Booklet and have Scheme Consideration issued to them in accordance with the Scheme:

(i) Australia;

(ii) Canada;

(iii) Germany, where (i) Piedmont shareholder is a "qualified investor" (as defined in Article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union) or (ii) the number of other Piedmont shareholders, whose address as shown in the Register is also in Germany, is less than 150;

(iv) Hong Kong;

(v) New Zealand;

(vi) Singapore;

(vii) Taiwan;

(viii) United Kingdom;

(ix) United States; and

(x) any other person or jurisdiction in respect of which Piedmont reasonably believes that it is not prohibited and not unduly onerous or impractical to issue Piedmont US Shares to a Piedmont shareholder with a registered address in such jurisdiction.

Nominees, custodians and other Piedmont shareholders who hold Shares on behalf of a beneficial owner resident outside Australia, Canada, Hong Kong, New Zealand, Singapore, Taiwan, United Kingdom or the United States may not forward this Scheme Booklet (or any accompanying document) to anyone outside these countries without the consent of Piedmont.

A Shareholder whose address shown in the Piedmont Share Register is in a jurisdiction outside Australia, Canada, Germany, Hong Kong, New Zealand, Singapore, Taiwan, the United Kingdom or the United States will be deemed to be an Ineligible Foreign Holder for the purposes of the Scheme. Shareholders who are deemed to be Ineligible Foreign Holder should refer to Section 5.3 for more information.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET

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   This Scheme Booklet and the Scheme do not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or solicitation.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 3  The release, publication or distribution of this Scheme Booklet and/or the accompanying documents into jurisdictions other than Australia may be restricted by law and this Scheme Booklet and/or the accompanying documents may not be distributed or published in any jurisdiction except under circumstances which result in compliance with applicable laws and regulations. Therefore, persons into whose possession this Scheme Booklet and/or the accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.  See Section 12.16 for further information on legal restrictions outside Australia on the distribution of the Scheme Booklet and participation in the Scheme.  Notice to Shareholders in the United States  The Piedmont US Shares and Piedmont US CDIs have not been registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States. Instead, Piedmont US intends to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act in connection with the consummation of the Scheme and the issuance of Piedmont US Shares and Piedmont US CDIs. Section 3(a)(10) exempts securities issued in exchange for other securities from the general requirement of registration where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance at which all persons to whom the securities will be issued have the right to appear. Approval of the Scheme by the Court will be relied upon by Piedmont and Piedmont US for purposes of qualifying for the Section 3(a)(10) exemption.  This Scheme Booklet has not been filed with, or reviewed by, the US Securities and Exchange Commission or any US state securities authority and none of them has passed upon the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.  Piedmont Shareholders in the United States should note that the Scheme will be conducted in accordance with the laws of Australia and ASX Listing Rules. As a result, it may be difficult for you to enforce your rights, including any claim you may have arising under US federal securities laws, as Piedmont is incorporated in Australia and some of its officers and directors are resident in Australia. As such, you may not be able to take legal action against Piedmont or its officers and directors in Australia for violations of US securities laws and it may be difficult to compel Piedmont and its officers and directors to subject themselves to a US court's judgement.  Forward looking statements  Certain statements in this Scheme Booklet relate to the future, including forward looking statements and information ('forward looking statements') within the meaning of Australian and US securities laws. The forward looking statements in this Scheme Booklet, including statements relating to the Piedmont Group and the transactions contemplated by the Scheme Implementation Deed, are not based on historical facts, but rather reflect the current views and expectations of Piedmont. These statements may generally be identified by the use of forward looking verbs such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'foresee', 'intend' or 'plan', qualifiers such as 'may', 'should', 'likely' or 'potential', or similar words. Similarly, statements that describe the expectations, goals, objectives, plans, targets, estimates of Mineral Resources and future costs of Piedmont are, or may be, forward looking statements.  Forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performances or achievements of Piedmont or the Piedmont Group to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Piedmont and the Piedmont Group will operate  in the future, including the price of commodities, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward looking statements include, among others, port access, customer risks, commodity price volatility, discrepancies between actual and estimated costs or production and Mineral Resources being inaccurate or changing over time, mining operational and development risk, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of mining services, mineral exploration and production, the global economic climate, dilution, share price volatility, competition, loss of key directors and employees, additional funding requirements, defective title to mineral claims or property and risks associated with the Scheme. See Section 9 for a (non-exhaustive) discussion of potential risk factors underlying, and other information relevant to, the forward looking statements and information. Forward looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on them. All forward looking statements should be read in light of such risks and uncertainties.  You should note that the historical performance of Piedmont is no assurance of its or the Piedmont Group’s future financial performance. Neither Piedmont, Piedmont US nor their respective directors or any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements and information in this Scheme Booklet will actually occur.  The forward looking statements in this Scheme Booklet reflect views and expectations held only at the date of this Scheme Booklet. Piedmont believes that all forward looking statements included in this Scheme Booklet about Piedmont and Piedmont US have been made on a reasonable basis. However, none of Piedmont and its directors nor any other person gives any representation, assurance or guarantee that any outcome, performance or results expressed or implied by any forward looking statements in this Scheme Booklet will actually occur. Shareholders should therefore treat all forward looking statements with caution and not place undue reliance on them.  Subject to any continuing obligations under law or the Listing Rules, Piedmont, Piedmont US and their respective directors disclaim any obligation to revise or update, after the date of this Scheme Booklet, any forward looking statements to reflect any change in views, expectations or assumptions on which those statements are based.  Diagrams, charts, maps, graphs and tables  Any diagrams, charts, maps, graphs and tables appearing in this Scheme Booklet are illustrative only and may not be drawn to scale.  Effect of rounding  A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this Scheme Booklet, including but not limited to those in respect of the Scheme Consideration, are subject to the effect of rounding (unless otherwise stated). Accordingly, the actual calculation of these figures may differ from the figures set out in this Scheme Booklet, and any discrepancies in any table between totals and sums of amounts listed in that table or to previously published figures are due to rounding.  Currency  All references in this Scheme Booklet to:    'A$', 'AUD' and 'Australian dollars' are to Australian currency; and'US$', 'USD' and 'US dollars' are to US currency.    Privacy and personal information  Piedmont will need to collect personal information to implement the Scheme. The personal information may include the names, contact details and details of shareholdings of Shareholders together with contact details of individuals appointed by Shareholders as proxies, body corporate representatives or attorneys at the Scheme Meeting. The collection of some of this information is required or authorised by the Corporations Act.

   Shareholders who are individuals, and other individuals in respect of whom personal information is collected, have certain rights to access the personal information collected about them and may contact the Piedmont Share Registry if they wish to exercise those rights.The information may be disclosed to print and mail service providers, and to Piedmont and its advisers and agents to the extent necessary to effect the Scheme. If the information outlined above is not collected, Piedmont may be hindered in, or prevented from, conducting the Scheme Meeting or implementing the Scheme effectively, or at all.Shareholders who appoint an individual as their proxy, body corporate representative or attorney to vote at the Scheme Meeting should inform that individual of the matters outlined above.Persons are entitled, under section 173 of the Corporations Act, to inspect and copy the Piedmont Share Register. The Piedmont Share Register contains personal information about Shareholders.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 4

   Important dates and times for the Scheme(1)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 5  Date of this Scheme Booklet  3 March 2021  Latest time and date for lodgement of completed Proxy Forms for the Scheme Meeting  10:00am (AWST) on 5 April 2021  Time and date for determining eligibility of Shareholders to vote at the Scheme Meeting  5:00pm (AWST) on 5 April 2021  Scheme Meeting  10:00am (AWST) on 7 April 2021  Court hearing for approval of the Scheme  15 April 2021  Effective Date of the Scheme  16 April 2021  Last date of trading of Shares on ASX  16 April 2021  Trading in Piedmont US CDIs commences on a deferred basis on ASX(2)  19 April 2021  Admission of Piedmont US CDIs on ASX  19 April 2021  Record Date for determining entitlements to the Scheme Consideration  20 April 2021  Implementation Date for the Scheme  28 April 2021  Delisting of Piedmont from the official list of ASX  28 April 2021  Admission of Piedmont US on Nasdaq  29 April 2021  First day of trading in Piedmont US Shares commences on Nasdaq  Expected to commence promptly following the Implementation Date  Dispatch of Holding Statements for Piedmont US CDIs issued as Scheme Consideration  29 April 2021  Anticipated trading of Piedmont US CDIs on a normal settlement basis on ASX  30 April 2021  (1)  All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Piedmont and Piedmont US, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Scheme by each of Piedmont and Piedmont US. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Piedmont's website at https://www.piedmontlithium.com/.  (2)  Deferred settlement trading is subject to confirmation with ASX.

 1  Summary of the Scheme    1.1  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 6  Introduction  This summary identifies key features of the Scheme but must be read in conjunction with the additional detailed information for Shareholders set out in this Scheme Booklet. You are urged to read this Scheme Booklet in its entirety.On 9 December 2020, Piedmont announced a proposal to re-domicile in the United States by way of a scheme of arrangement between Piedmont and its Shareholders, whereby Piedmont US will, subject to the satisfaction of conditions, acquire the entire issued share capital of Piedmont and become the new holding company for the Piedmont Group. Accordingly, if the Scheme proceeds:all Scheme Participants as at the Record Date (whether or not they voted for or against the Scheme and other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders), will receive the Scheme Consideration; andPiedmont will be de-listed from ASX and Nasdaq and will become a wholly-owned subsidiary of Piedmont US. In particular, Piedmont US will be the successor issuer of Piedmont for purposes of Piedmont’s Nasdaq listing.In connection with the Scheme, Piedmont US’s common shares will be listed on Nasdaq (as its primary listing) and its CDIs will be listed on ASX (as its secondary listing). Holders of Piedmont US CDIs will be able to trade their Piedmont US CDIs on ASX as soon as practicable after the implementation of the Scheme and holders of Piedmont US Shares will be able to trade their Piedmont US Shares on Nasdaq.This Scheme Booklet contains important information that the Board believes Shareholders should consider in deciding whether to vote in favour of, or against, the Scheme.  1.2  What you will receive if the Scheme becomes Effective  If the Scheme is approved and becomes Effective:Scheme Participants who hold Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder) will receive one Piedmont US CDI for every Scheme Share held by that Scheme Participant on the Record Date;the ADS Depositary (who holds Piedmont Shares for the benefit of the ADS Holders) will receive one Piedmont US Share for every 100 Scheme Shares on the Record Date; andADS Holders will receive one Piedmont US Share for each Piedmont ADS held on the Record Date.Written confirmation of your entitlement to Piedmont US CDIs is expected to be despatched to you by no later than three Business Days after the Implementation Date.If you are an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder and the Scheme becomes Effective, on the Implementation Date, your Shares will be transferred to Piedmont US and the Piedmont US CDIs which would have been issued to you as Scheme Consideration, will be issued to the Sale Agent. If you are an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder, Piedmont US must procure that the Sale Agent sells those Piedmont US CDIs as soon as reasonably practicable and, in any event, within 30 Business Days following the Implementation Date and remits the net sale proceeds (minus applicable taxes, stamp duty, charges, brokerage costs and other selling costs) to Piedmont US. Piedmont US must then promptly remit to you your pro rata share of the net proceeds from the sale of such Piedmont US CDIs sold through the Sale Facility.Further details about the Scheme Consideration, Ineligible Foreign Holders and Non-Electing Small Parcel Holders are set out in Sections 5.2, 5.3 and 5.4, respectively. Shareholders should also refer to Section 10 for important information in relation to certain Australian and United States tax implications of the Scheme.  1.3  CHESS Depositary Interests  CDIs are instruments used to enable securities of foreign companies, such as Piedmont US, to be traded on ASX and settled and held in CHESS.Piedmont US CDI holders will obtain all the economic benefits of actual ownership of Piedmont US Shares. Piedmont US CDIs will confer the beneficial interest in Piedmont US Shares on the holders while the legal title or beneficial ownership to Piedmont US Shares will be held by CHESS Depositary Nominees Pty Limited (CDN), a wholly owned subsidiary of ASX Limited.

 Piedmont US CDIs can be converted into Piedmont US Shares on a one Piedmont US Share for 100 Piedmont US CDIs basis at any time following the Implementation Date.Annexure F to this Scheme Booklet provides a further description of the rights and entitlements attaching to CDIs generally, including in relation to voting.  1.4  Directors' recommendations  Your Directors unanimously recommend that Shareholders vote in favour of the Scheme subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders.1 Each of the Directors will (subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders) vote, or procure the voting of any Shares controlled or held by, or on behalf of, them at the time of the Scheme Meeting, in favour of the Scheme at the Scheme Meeting.The reasons to vote in favour of, or against, the Scheme as considered by the Directors are set out in Section 2.A summary of implications for Shareholders if the Scheme does not proceed are set out in Section 3 under the heading titled, 'What happens if the Scheme is not approved'.  1.5  Independent Expert  Piedmont has commissioned BDO Corporate Finance as the Independent Expert to prepare a report to ascertain whether the Scheme is in the best interests of Shareholders.The Independent Expert has concluded that the Scheme is in the best interests of Shareholders. The Independent Expert’s Report is set out in Annexure A.  1.6  Conditions to the Scheme  Implementation of the Scheme is subject to a number of outstanding conditions precedent that are summarised in Section 11.2 and include:the approval of the Scheme by Shareholders and the Court;the Piedmont US Shares having been authorised for listing on Nasdaq, subject to official notice of issuance following implementation and any customary conditions; andASX approving:the admission of Piedmont US to the official list of ASX; andthe Piedmont US CDIs for official quotation by ASX,subject only to any conditions which ASX may reasonably require that are acceptable to the Board and the Piedmont US Board and to the Scheme becoming Effective.A full description of all of the conditions to the Scheme is included in the Scheme Implementation Deed in Annexure B.  1.7  Scheme Meeting  The Scheme Meeting, to approve the Scheme, is scheduled to be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 7 April 2021 at 10:00am (AWST). Voting eligibility for the Scheme Meeting will be determined as at 5:00pm (AWST) on 5 April 2021.Further details of the Scheme Meeting, including how to vote, are contained in Section 4. The Notice of Scheme Meeting is contained in Annexure E.  1.8  Approvals  Approval for the Scheme is required from Shareholders and the Court as follows:    1 A Director may also change their recommendation if due to a change in fact or law occurring they reasonably determine (having obtained legal advice) that they should not provide or continue to maintain any recommendation because they have an interest in the Scheme that renders it inappropriate to maintain any such recommendation.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 7

(a) **Scheme Meeting**

The Scheme must be approved by the Requisite Majority, being:

(i) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(ii) at least 75% of the total number of votes which are cast on the Scheme Resolution.

(b) **Court Approval**

If the Scheme is approved at the Scheme Meeting, and all other conditions of the Scheme have been satisfied or (where applicable) waived, the Court will be asked to approve the Scheme at the Second Court Hearing in accordance with section 411(4)(b) of the Corporations Act. The Second Court Date is expected to be on or around 15 April 2021.

1.9 **Implementation, timetable and procedures**

If the Scheme is approved by Shareholders and the Court and all other conditions to the Scheme are satisfied or (where applicable) waived, it is expected that the Scheme will be implemented on 28 April 2021. The key dates and times in relation to the Scheme are set out at the beginning of this Scheme Booklet. These key dates are indicative only and are subject to change.

10. Tax implications

The transfer of your Shares in accordance with the Scheme may have tax implications for you. You should seek your own professional advice regarding your individual tax consequences. A summary of relevant Australian and US tax implications for Scheme Participants is contained in Section 10.

11. What to do next

(a) Read the remainder of this Scheme Booklet

Read the remainder of this Scheme Booklet in full before making any decision on the Scheme.

(b) **Consider your options**

Shareholders should refer to Section 2 for further guidance on the reasons to vote in favour of, or against, the Scheme and Section 9 for guidance on the risk factors associated with the Scheme and the Piedmont Group generally.

If you have any questions in relation to the Scheme or the Scheme Meeting, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT), visit www.piedmontlithium.com/ or consult your legal, investment, taxation, financial, taxation or other professional adviser.

(c) **Vote at the Scheme Meeting**

Your Directors urge you to vote on the Scheme at the Scheme Meeting. The Scheme affects your shareholding and your vote at the Scheme Meeting is important in determining whether the Scheme proceeds.

For further details regarding voting and submitting the Proxy Form for the Scheme Meeting, see Section 4.

Your Directors unanimously recommend that you vote in favour of the Scheme, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders.[2]

[2] A Director may also change their recommendation if due to a change in fact or law occurring they reasonably determine (having obtained legal advice) that they should not provide or continue to maintain any recommendation because they have an interest in the Scheme that renders it inappropriate to maintain any such recommendation.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 8

 2  Reasons to vote in favour of or against the Scheme  2.1  Reasons to vote in favour of the Scheme  Your Directors recommend the Scheme  Your Directors unanimously recommend that Shareholders vote in favour of the Scheme subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders.3 All of the Directors have formed their conclusion and made their recommendation based on the matters outlined in this Section 2.Each Director who holds or controls Shares intends to vote those Shares in favour of the Scheme at the Scheme Meeting.  The Independent Expert, BDO Corporate Finance, has concluded that the Scheme is in the best interests of Shareholders  The Independent Expert, BDO Corporate Finance, has concluded that the Scheme is in the best interests of Shareholders. In reaching this view, the Independent Expert has concluded that the advantages of approving the Scheme outweigh the disadvantages and therefore the Scheme is in the best interests of Shareholders.In particular, the Independent Expert considered:the advantages and disadvantages of the Scheme;    other factors which it considered to be relevant to Shareholders in their assessment (including, among others, impacts on investment portfolios and risk preferences, legal implication for Shareholders, foreign exchange implications, exchange ratio, taxation implications and flexibility of board composition); and    the position of Shareholders should the Scheme not proceed.    The Independent Expert’s Report is set out in Annexure A and Shareholders are encouraged to read it in full.  Piedmont will re- domicile in the United States to better align the Piedmont Group's corporate structure with its business operations in the United States  The Board believes that the Scheme will allow Piedmont US to streamline its business operations as the corporate structure would be aligned with the core of its business operations. Currently, substantially all of Piedmont’s assets and management are in the US.US investors would likely better understand a US corporate structure and primary Nasdaq listing, which should increase their attraction and retention.  Potential to increase attractiveness of the Piedmont Group to a broader US investor Pool and increase the demand for Piedmont US Shares  Changing Piedmont’s primary listing from ASX to Nasdaq may broaden and diversify the Piedmont Group’s shareholder base and enhance Piedmont’s visibility in the US, where substantially all of its assets and operations are located. This may attract further investments and provide increased funding on more attractive terms to a US-domiciled company.Further, some US investors cannot invest in non-US securities. By enabling a greater number of US investors to invest, as well as increasing the visibility of Piedmont in the US as a result of Piedmont US’s expected inclusion in important US stock market indices such as the Russell 2000 and the S&P Total Market, there may be an increased demand for Piedmont US Shares.  The potential to improve the Piedmont Group's capital raising ability and geographic proximity to larger and more diverse debt and equity markets  The Board believes that Piedmont US may have increased access to lower-cost debt or equity capital in the US markets, which are larger and more diverse than Australian capital markets. This increased access to US capital markets may enable future growth to be financed at a lower cost.Generally, US investors are more familiar with the structure of US debt issues and re-domiciling Piedmont to the US as an SEC-registered company may provide greater access to the broader and deeper investment capital that is available in the US.  Loss of Foreign Private Issuer Status  Given that more than 50% of Piedmont Shares are owned by US persons and a majority of Piedmont’s assets (as well as officers and directors) are located in the    3 A Director may also change their recommendation if due to a change in fact or law occurring they reasonably determine (having obtained legal advice) that they should not provide or continue to maintain any recommendation because they have an interest in the Scheme that renders it inappropriate to provide or continue to maintain any such recommendation.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  13

   United States, Piedmont lost its status under US federal securities laws as a “foreign private issuer” on 31 December 2020. As a result, effective from 1 July 2021, Nasdaq would become a ‘primary’ listing for Piedmont in addition to Piedmont’s existing ‘primary’ listing on ASX. Further, Piedmont would be required to comply with reporting and other obligations under US federal securities laws as if it were a US company, including the preparation and filing of financial statements pursuant to US generally accepted accounting principles, rather than International Financial Reporting Standards. Piedmont would also be required to amend its corporate governance practices to meet the requirements of Nasdaq and the US Securities and Exchange Commission that are applicable to US companies.Two primary listings would result in significant additional costs (due to two separate reporting regimes) and complications (due to sometimes conflicting US and Australian requirements).The Board expects that the re-domiciliation will reduce overall costs associated with maintaining dual primary listings.  May increase the attractiveness of the Piedmont Group to potential merger partners, sellers or acquirers  US lithium chemical companies are generally more familiar with the legal, tax and other corporate issues of SEC-registered and primarily NYSE or Nasdaq-listed companies than they are of Australian domiciled and primarily ASX-listed entities. The Board believes that the re-domiciliation may therefore increase the attractiveness of Piedmont as a potential merger partner, seller or acquirer to such US lithium chemical companies. If a merger, sale or acquisition with attractive terms were consummated, it could benefit Piedmont Shareholders.  Shareholders will retain their existing exposure to Piedmont’s assets by receiving equivalent securities in Piedmont US  If the Scheme is implemented, Shareholders (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) will become holders of Piedmont US CDIs and Piedmont ADS Holders will become holders of Piedmont US Shares. Optionholders and Performance Right Holders will receive one option or performance right (respectively) in Piedmont US for every 100 Options and Performance Rights cancelled and on terms which mirror, to the extent possible, their existing Options and Performance Rights (respectively).  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  14  2.2  Reasons to vote against the Scheme  You may disagree with your Directors’ unanimous recommendation or the Independent Expert’s conclusion  Notwithstanding the unanimous recommendation of your Directors and the conclusions of the Independent Expert, who have both concluded that the Scheme is in the best interests of Shareholders, you may not believe that the Scheme is in your best interest. In this regard, you may want to refer to Annexure A for the Independent Expert’s Report where the Independent Expert concluded that the advantages of the proposed Scheme outweigh the disadvantages.  Changing to a new jurisdiction and the differences in shareholders’ rights and obligations as a shareholder of a US domiciled company  On implementation of the Scheme, Shareholders (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) will become holders of Piedmont US CDIs. Piedmont US, as a company incorporated in the State of Delaware, will not be subject to all of the provisions of the Corporations Act (which Piedmont is currently subject to) and instead will be subject to the Delaware General Corporation Law.The rights of holders of Piedmont US CDIs will be primarily governed by the laws of the United States and the State of Delaware and the Piedmont US Charter Documents. Piedmont US will also be bound by the Listing Rules, if ASX grants permission for Piedmont US CDIs to be quoted on ASX (except to the extent ASX grants waivers).    As a result of this, Shareholders may decide that they do not wish to become a shareholder of a United States domiciled company and would prefer to remain a shareholder of an Australian company.    Currently, Shareholders residing in Australia wishing to take action to enforce the provisions of Piedmont’s constitution or the securities laws applicable to Piedmont may take action in Australian courts and applying Australian law. After the implementation of the Scheme, such actions in respect of Piedmont US will be determined in accordance with the laws of the United States and the State of Delaware. An Australian shareholder will be entitled to seek enforcement of applicable laws in the same manner as a shareholder residing in the United States.

   A non-exhaustive comparison of the rights of holders of Piedmont Shares and the rights of holders of Piedmont US Shares (which each Shareholder will have an interest in through Piedmont US CDIs) is set out in Annexure G.  The potential tax consequences of the Scheme may not suit your current financial position or tax circumstances  If the Scheme is implemented, the transfer of your Shares may have tax implications for you depending on your individual circumstances. Please refer to Section 10 for further information on certain Australian and United States tax implications of the Scheme.All Shareholders are advised to seek independent professional advice about their particular circumstances including, for non-Australian Shareholders, the foreign tax consequences.  Although the merger ratio is fixed at one Piedmont US CDI for each Scheme Share, the exact value of the Scheme Consideration if issued is not certain and will depend on the price at which the Piedmont US CDIs trade on ASX after the Implementation Date  Under the terms of the Proposed Transaction, Shareholders on the Piedmont Share Register as at the Record Date will receive one Piedmont US CDI for each Scheme Share they hold. The exact value of this Scheme Consideration that would be realised by individual Shareholders will depend on the price at which Piedmont US CDIs trade on ASX after the Implementation Date.In addition, the Sale Agent will be issued the Piedmont US CDIs that would otherwise be issued in the name of Ineligible Foreign Holders and Non-Electing Small Parcel Holders and will sell them as soon as reasonably practicable after the Implementation Date. Although the quantum of these sales is expected to be limited, it is possible that such sales may exert downward pressure on the share price of Piedmont US during the applicable period.  There could be a more litigious environment under Delaware corporate law  Piedmont US may be exposed to increased litigation as a Delaware corporation, as the corporate legal environment is generally more litigious in the United States compared to Australia.Shareholders of a Delaware corporation are entitled to commence class action suits on their own behalf and on behalf of any other similarly situated shareholders to enforce an obligation owed to shareholders directly where the requirements for maintaining a class action under Delaware law have been met. There is a risk that any material or costly dispute or litigation could adversely affect Piedmont’s reputation, financial performance or value.  Costs of implementing the Proposed Transaction  Piedmont estimates the cost of implementing the re-domiciliation as being approximately US$1,020,000. These are one-off costs that have mostly already been incurred by Piedmont.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  15  2.3  Other relevant considerations  (a)  No brokerage or stamp duty will be payable on the transfer of your Shares pursuant to the Scheme  You will not incur any brokerage or stamp duty costs on the transfer of your Shares pursuant to the Scheme. However, ADS Holders will be charged a fee of US$0.05 per Piedmont ADS for the cancellation of their Piedmont ADSs.Brokerage fees will however be incurred by Ineligible Foreign Holders and Non-Electing Small Parcel Holders whose attributable Piedmont US CDIs will be issued to, and sold by, the Sale Agent, and the net cash proceeds of the sale remitted to the Ineligible Foreign Holders and Non-Electing Small Parcel Holders by Piedmont US.  (b)  The Scheme may be implemented even if you do not vote, or vote against the Scheme  Even if you do not vote, or if you vote against the Scheme, the Scheme may still be implemented if it is approved by the Requisite Majority of Shareholders and by the Court. If this occurs and you are a Shareholder, your Shares will be transferred to Piedmont US (as applicable) and you will receive the Scheme Consideration even though you did not vote on, or voted against, the Scheme.

 3  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  16  Frequently Asked Questions  The following table provides brief answers to questions you may have in relation to the Scheme, but must be read in conjunction with the more detailed information included in this Scheme Booklet. You are urged to read this Scheme Booklet in its entirety.  Questions about the Scheme    What are Shareholders being asked to consider?  On 9 December 2020, Piedmont announced a proposal to re-domicile in the United States by way of a scheme of arrangement between Piedmont and its Shareholders whereby Piedmont US will, subject to the satisfaction of certain conditions, acquire the entire issued share capital of Piedmont and become the new holding company for the Piedmont Group.If the Proposed Transaction is implemented, Shareholders will hold 100% of the Piedmont US CDIs (or Piedmont US Shares as applicable) in the same percentages as their existing holdings in Piedmont, subject to the provisions of the Scheme dealing with Ineligible Foreign Holders and Non-Electing Small Parcel Holders. Piedmont US will, in turn, become the holder of all the issued Shares. Piedmont US will list its common shares on Nasdaq (as its primary listing) and list its CDIs on ASX (as its secondary listing), to replace Piedmont's current listings of ordinary shares on ASX and ADSs on Nasdaq.One of the conditions to implement the Scheme is that Shareholders must approve the Scheme by the Requisite Majority at the Scheme Meeting. Shareholders are therefore being asked to consider whether to vote in favour of the Scheme which, if implemented, will result in Shareholders transferring their Shares to Piedmont US and becoming holders of Piedmont US CDIs (or Piedmont US Shares as applicable).  What is the Scheme?  The Scheme is a scheme of arrangement between Piedmont and Shareholders at the Record Date. A scheme of arrangement is a statutory procedure that is commonly used to enable one company to acquire another company.The Scheme will effect the acquisition of Piedmont by Piedmont US, resulting in the re-domicile of the Piedmont Group in the US so that the new holding company of the Piedmont Group will be incorporated in a US state.The Scheme requires the approval of both the Requisite Majority of Shareholders at the Scheme Meeting and the Court.The terms of the Scheme are set out in full in Annexure C. The Scheme will be governed by the laws of Western Australia.  What consideration will I receive?  If the Scheme becomes Effective, and you are not the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or Non-Electing Small Parcel Holder, you will receive one Piedmont US CDI for each Scheme Share you own at the Record Date, and one Piedmont US Share for each ADS you hold on the Record Date.  What are CDIs?  A CDI is a CHESS depositary interest representing a unit of beneficial ownership in a share (or other equity security) of a foreign registered entity, either registered in the name of or held beneficially by CHESS Depositary Nominees Pty Limited.Piedmont US CDIs will confer a beneficial interest in 1/100th of a Piedmont US Share and will be traded on ASX. Piedmont US CDI holders will receive all the economic benefits of actual ownership of the underlying Piedmont US Shares. A more detailed description can be found in Annexure F including rights in respect of voting at general meetings of Piedmont US.

 Questions about the Scheme    Can I elect to receive Piedmont US Shares or Piedmont US CDIs?  Shareholders and ADS Holders cannot elect as part of the Scheme the form of the Scheme Consideration to be received.Shareholders will receive Piedmont US CDIs on the basis of one Piedmont US CDI for every Scheme Share held on the Record Date.ADS Holders will receive Piedmont US Shares on the basis of one Piedmont US Share for every ADS held on the Record Date.However, once issued:Piedmont US CDIs can be converted to Piedmont US Shares through Piedmont's Share Registry on the basis of 100 Piedmont US CDIs for one Piedmont US Share; andPiedmont US Shares can be converted to Piedmont US CDIs through Piedmont's Share Registry on the basis of one Piedmont US Share for 100 Piedmont US CDIs.  How has the exchange ratio been determined?  The exchange ratio has been determined by Piedmont and Piedmont US having regard to:the current trading price of Shares on ASX and Piedmont ADSs on Nasdaq;the theoretical trading price of Piedmont US Shares and the trading price that is expected of a stock listing on a major stock exchange in the United States (as well as ASX);the fact that Piedmont currently has 1,397,433,203 Shares on issue, which is greatly in excess of the number of shares of common stock that other lithium companies listed on major United States stock exchanges have on issue; andthe minimum listing price requirement of US$4.00 on Nasdaq.The exchange ratio will effect an ‘implicit consolidation’ of the securities a Shareholder holds as at the Record Date in that the existing Piedmont Shares on issue in Piedmont will effectively be consolidated on a 100-to-1 basis on their replacement with new Piedmont US Shares to be issued in Piedmont US (being the new holding company of the Piedmont Group).As a result, on implementation of the Scheme, Piedmont US will have (subject to rounding) 1/100th of the number of shares on issue (in the form of common stock) as compared with the number of Shares that Piedmont currently has on issue.  What will be the effect of the Scheme?  If the Scheme is approved by the Requisite Majority of Shareholders and the Court and all other conditions to the Scheme are satisfied or (where applicable) waived:all of the Shares you hold on the Record Date will be transferred to Piedmont US;in exchange, you will receive the Scheme Consideration for each Share you hold, unless you are an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder;Piedmont will become a wholly-owned Subsidiary of Piedmont US and Piedmont will be removed from the official list of ASX;Piedmont US will be admitted to the official list of ASX and the Piedmont US CDIs will be admitted for official quotation by ASX; andthe common shares of Piedmont US will be listed on Nasdaq.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  17

 Questions about the Scheme    Can I sell my Shares on ASX or Nasdaq prior to the Scheme becoming Effective?  You can sell your Shares on ASX prior to (and on) the Effective Date, or you can sell your Piedmont ADSs on Nasdaq prior to (and on) the Implementation Date. However, you will not be able to do so after the Effective Date, with respect to the Shares, or after the Implementation Date, with respect to the Piedmont ADSs.If you sell your Shares on ASX (or Piedmont ADSs on Nasdaq):you may pay brokerage on the sale;if the Scheme becomes Effective, you will not receive any Scheme Consideration which would have otherwise been attributed to the Shares that you have sold;you will not share in any potential ongoing benefits of owning Piedmont US CDIs or Piedmont US Shares (as applicable); andthere may be different tax consequences for you compared to those that would arise under the implementation of the Proposed Transaction.  When can I trade my Piedmont US CDIs and Piedmont US Shares?  Subject to confirmation with ASX, the Scheme becoming Effective and the admission of Piedmont US to the official list of ASX and Nasdaq, it is expected that you will be able to trade Piedmont US CDIs on ASX, on a deferred settlement basis, commencing on the Business Day after the Effective Date. It is expected that Piedmont US CDIs on ASX will trade on a normal T+2 settlement basis on and from the second Business Day after the Implementation Date.Trading of Piedmont US Shares on Nasdaq is expected to commence promptly following the Implementation Date.For further details, see Section 11.12.  Are there conditions that need to be satisfied before the Scheme can proceed?  Implementation of the Scheme is subject to satisfaction or waiver (where applicable) of a number of conditions contained in the Scheme Implementation Deed, set out in Annexure B.The conditions that remain outstanding as at the date of this Scheme Booklet are summarised in Section 11.2.  What is the Directors' recommendation?  Your Directors have carefully considered the advantages and disadvantages of the Scheme and unanimously recommend that you vote in favour of the Scheme.Your Directors intend to vote, or procure the voting, in favour of the Scheme with respect to any Shares controlled or held by, or on behalf of, them, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders.The Directors collectively control the voting rights attaching to approximately 7.4% of the total number of Shares on issue.A Director may also change their recommendation if due to a change in fact or law occurring they reasonably determine (having obtained legal advice) that they should not provide or continue to maintain any recommendation because they have an interest in the Scheme that renders it inappropriate to maintain any such recommendation.  What are the reasons to vote in favour of the Scheme?  The Directors have described in Section 2.1 the reasons why Shareholders should vote in favour of the Scheme.  What are the reasons to vote against the Scheme?  The Directors have described in Section 2.2 the reasons why you may decide to vote against the Scheme.  What are the risks for me if the Scheme is implemented?  If the Scheme is implemented, you will be entitled to receive the Scheme Consideration in the form of Piedmont US CDIs (unless you are the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder). Shareholders who receive and retain Piedmont US CDIs under the Scheme may be subject to certain risks, including as detailed in Section 9.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  18

 Questions about the Scheme    What is the Independent Expert's conclusion?  The Independent Expert has concluded that the Scheme is in the best interests of Shareholders.The Independent Expert’s Report is set out in Annexure A.  If I wish to support the Scheme, what should I do?  Subject to the Independent Expert Report continuing to conclude that the Scheme is in the best interests of Shareholders, your Directors unanimously recommend that you vote in favour of the Scheme at the Scheme Meeting if you wish to support the Scheme.4See Section 4 for directions on how to vote and important voting information generally. If you are registered as a Shareholder as at the Record Date and are unable to attend the Scheme Meeting you are entitled to vote by proxy, corporate representative or attorney.  What happens if I vote against the Scheme?  If, despite your Directors' unanimous recommendation and the conclusion of the Independent Expert, you do not support the Scheme, you may vote against the Scheme at the Scheme Meeting.If the Scheme is approved by the Requisite Majority of Shareholders and by the Court, and all other conditions to the Scheme are satisfied or waived (where applicable), your Shares will be transferred to Piedmont US in consideration for Piedmont US issuing to you or the Sale Agent on your behalf, as applicable, the Scheme Consideration. This will occur even if you voted against the Scheme at the Scheme Meeting.If the Scheme is not approved by the Requisite Majority of Shareholders or the Court, Piedmont will continue to be domiciled in Australia and you will remain a Shareholder.  How will the Scheme be implemented?  If the Scheme becomes Effective, no further action is required on the part of the Scheme Participants in order to implement the Scheme. Under the Scheme, Piedmont is given authority to effect a valid transfer of all Shares to Piedmont US and to enter the name of Piedmont US in the Piedmont Share Register as holder of all Shares.If the Scheme becomes Effective, each Shareholder (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder) will be deemed to have agreed to become a holder of Piedmont US CDIs in accordance with the Scheme and to have accepted the Piedmont US CDIs issued to that holder under the Scheme subject to, and to be bound by, Piedmont US’s Charter Documents.Following implementation, Piedmont US Shares will be listed on Nasdaq (as its primary listing) and Piedmont US CDIs will be listed on ASX (as its secondary listing), to replace Piedmont's current listings of ordinary shares on ASX (as its primary listing) and ADSs on Nasdaq (as its secondary listing). Piedmont US Shares will be quoted on Nasdaq (it is expected using Piedmont's existing Nasdaq ticker code "PLL") and on ASX in the form of Piedmont US CDIs (using Piedmont's existing ASX ticker code "PLL").  What happens if the Scheme is not approved?  If the Scheme is not approved by the Requisite Majority of Shareholders or the Court, the Scheme will not be implemented and the Proposed Transaction will not proceed.Further, if any of the conditions to the Scheme are not satisfied or waived (where applicable), including if the Scheme is not approved by the Requisite Majority of Shareholders and by the Court, the Scheme Implementation Deed may be terminated and the Scheme will not be implemented.The consequences of the Scheme not being implemented include:you will retain your Shares or ADSs (as the case may be), and you will not be issued the Scheme Consideration;    4 A Director may also change their recommendation if due to a change in fact or law occurring they reasonably determine (having obtained legal advice) that they should not provide or continue to maintain any recommendation because they have an interest in the Scheme that renders it inappropriate to provide or continue to maintain any such recommendation.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  19

 Questions about the Scheme      the Shares will remain listed on ASX and the ADSs will remain listed on Nasdaq, and you will continue to be exposed to the benefits and risks associated with your investment in Shares;the Board and management will continue to operate the Piedmont Group’s business;the expected advantages of the Scheme (set out in Section 2.1) and disadvantages of the Scheme (set out in Section 2.2) will not be realised;Piedmont’s Share price may be reduced to the extent that the market reflects an assumption that the Scheme will be completed; andPiedmont will have incurred significant costs and management time and resources for no outcome.  What are the tax implications of the Scheme?  The transfer of your Shares pursuant to the Scheme may have tax implications for you depending on your individual circumstances. Section 10 provides a description of certain Australian and United States tax consequences of the Scheme.It is recommended that you seek professional tax advice.  Will Shareholders be entitled to scrip-for-scrip capital gains tax ('CGT') roll-over relief as part of the transaction?  Based on the general summary of taxation consequences included in Section 10, following the implementation of the Scheme, it is expected that Australian tax resident Shareholders who hold Shares on capital account should be entitled to Australian CGT roll-over relief.Notwithstanding this, you are urged to seek professional taxation advice in relation to your own personal circumstances.Shareholders should note that Piedmont has not and does not intend to apply for a private binding ruling from the ATO on the applicability of such CGT roll over relief.  What is the expected timetable of the Proposed Transaction?  The Scheme Meeting is currently scheduled to be held on 7 April 2021. If approval from the Requisite Majority is obtained in favour of the Scheme at the Scheme Meeting, the Court approves the Scheme at a hearing expected to be held on 15 April 2021 and all other conditions to the Scheme are satisfied or (where applicable) waived, the Scheme is expected to be implemented on 28 April 2021.Please see the ‘Important Dates and times for the Scheme’ on page 5 for further information. All stated dates and times are indicative only.  Who will manage the Merged Group following the implementation of the Scheme?  Following implementation of the Scheme, Piedmont US will be managed by the existing Board and senior management of Piedmont. See Section 8.5 for further details.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  20  Questions about your entitlements    Who is entitled to participate in the Scheme?  Each person who is a Shareholder (other than Excluded Shareholders) on the Record Date (expected to be 20 April 2021) will be entitled to participate in the Scheme.  What if I am an Ineligible Foreign Holder?  If you are a Shareholder whose address shown in the Piedmont Share Register as being in a jurisdiction outside Australia, Canada, Germany, Hong Kong, New Zealand, Singapore, Taiwan, the United Kingdom and the United States or who is otherwise determined to be an Ineligible Foreign Holder, Piedmont US will not issue nor procure the issue of Piedmont US CDIs to you. However, your Shares will be part of the Scheme.The number of Piedmont US CDIs that would otherwise have been issued in your name under the Scheme will be issued to the Sale Agent, who will sell those Piedmont US CDIs and remit the proceeds of such sale to Piedmont US, net of costs. Piedmont US will promptly remit to you your pro rata share of the net proceeds from the sale of such Piedmont US CDIs sold through the Sale Facility.

 Questions about your entitlements      See Sections 5.3 and 5.5 for further details on the treatment of Ineligible Foreign Holders and the Sale Facility.  What is a Small Parcel Holder?  Scheme Participants who are not Ineligible Foreign Holders and who hold less than a Marketable Parcel of Piedmont Shares (being a parcel of Shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the Record Date) on the Record Date will be regarded as Small Parcel Holders.  What if I am a Small Parcel Holder?  Small Parcel Holders may elect to opt out of participating in the Sale Facility by completing and returning the Small Parcel Holder Opt Out Form accompanying this Scheme Booklet, in accordance with the instructions on that form (Electing Small Parcel Holder). Electing Small Parcel Holders will receive the Scheme Consideration in accordance with Section 5.2.Small Parcel Holders who have not made a valid election by 5:00pm (AWST) on the Record Date (Non-Electing Small Parcel Holders) will not be issued any Scheme Consideration. The number of Piedmont US CDIs that would otherwise have been issued in your name under the Scheme will be issued to the Sale Agent, who will sell those Piedmont US CDIs and remit the proceeds of such sale to Piedmont US, net of costs. Piedmont US will promptly remit to you your pro rata share of the net proceeds from the sale of such Piedmont US CDIs sold through the Sale Facility.See Sections 5.4 and 5.5 for further details on the treatment of Small Parcel Holders and the Sale Facility.  What warranties do I give?  Under the Scheme, each Scheme Participant is deemed to have warranted to Piedmont US that:all their Scheme Shares (including any rights and entitlements attaching to those Shares) will, at the date of the transfer of them to Piedmont US, be fully paid and free from all mortgages, charges, security interests, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind; andthey have the power and capacity to sell and to transfer their Scheme Shares, and all rights and entitlements attaching to those Shares to Piedmont US.  When will I be issued the Scheme Consideration?  If the Scheme is implemented, Piedmont US will issue, or procure the issue of:Piedmont US CDIs to Shareholders;Piedmont US Shares to ADS Holders; andin the case of an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder, Piedmont US CDIs to the Sale Agent,on the Implementation Date, which is expected to be 28 April 2021.  Will I have to pay brokerage fees on the disposal of my Shares in respect of Scheme Consideration?  Shareholders who are not Ineligible Foreign Holders or Non-Electing Small Parcel Holders will not pay brokerage fees on the disposal of their Shares pursuant to the Scheme.If you are an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder, the Sale Agent will deduct brokerage and other costs from the sale of Piedmont US CDIs that would otherwise have been issued to you and pay Piedmont US the net amount. Piedmont US will then promptly remit to you your pro rata share of the net proceeds from the sale of such Piedmont US CDIs sold through the Sale Facility.The ADS Depositary will charge ADS Holders a fee of US$0.05 per ADS for cancellation of their Piedmont ADSs in connection with the Scheme.  When can I trade my Piedmont US CDIs or Piedmont US Shares?  Subject to confirmation with ASX, it is expected that you will be able to trade Piedmont US CDIs on a deferred settlement basis commencing on the Business Day after the Effective Date. It is expected that Piedmont US CDIs will trade on a  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  21

 Questions about your entitlements      normal T+2 settlement basis on and from the second Business Day after the Implementation Date.Trading of Piedmont US Shares on Nasdaq is expected to commence promptly following the Implementation Date.For further details, see Section 11.12.  Questions about voting    Who can vote?  If you are registered as a Shareholder at 5:00pm (AWST) on 5 April 2021 you are be entitled to vote on the Scheme Resolution to be proposed at the Scheme Meeting.For further details, see Section 4.  When and where will the Scheme Meeting be held?  The Scheme Meeting to approve the Scheme is scheduled to be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 7 April 2021 commencing at 10:00am (AWST).Further details of the Scheme Meeting, including how to vote are contained in Section 4. The Notice of Scheme Meeting is contained in Annexure E.  What if I hold Piedmont ADSs?  ADS Holders as at a voting record date set by the ADS Depositary and notified by the ADS Depositary to ADS Holders may instruct the ADS Depositary how to vote the number of deposited Shares their Piedmont ADSs represent.The ADS Depositary will notify ADS Holders of the Scheme Meeting and will send or make voting materials available to ADS Holders. Those materials will describe the matters to be voted on at the Scheme Meeting and explain how ADS Holders may instruct the ADS Depositary how to vote. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary.For further details, see Section 4.2(h).  What vote is required to approve the Scheme?  The Scheme is required to be approved by the Requisite Majority of Shareholders, which is:unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Scheme Meeting (in person or by proxy, corporate representative or attorney); andat least 75% of the total number of votes cast on the Scheme Resolution.  Is voting compulsory?  No, voting is not compulsory. However, your vote is important. If you cannot attend the Scheme Meeting you should complete and return the Proxy Form enclosed with this Scheme Booklet.For further details regarding voting and submitting the Proxy Form for the Scheme Meeting, see Section 4.  Why should I vote?  Your vote will be important in determining whether the Scheme will proceed.Your Directors unanimously recommend that you vote in favour of the Scheme, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders.5  What happens if I do not vote?  If you do not vote but the Scheme is approved by a Requisite Majority of Shareholders and the Court and becomes Effective, your Shares will be transferred to Piedmont US in consideration for Piedmont US procuring the issue to you of the Scheme Consideration for your Shares. If you are an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder, your entitlements to Piedmont US CDIs will be issued to the Sale Agent who will sell such Piedmont US CDIs as soon as possible after the Scheme becomes effective and remit the proceeds to Piedmont US, net of costs. Piedmont US will then promptly remit to    5 A Director may also change their recommendation if due to a change in fact or law occurring they reasonably determine (having obtained legal advice) that they should not provide or continue to maintain any recommendation because they have an interest in the Scheme that renders it inappropriate to maintain any such recommendation.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  22

 Questions about voting      you your pro rata share of the net proceeds from the sale of Scheme Consideration sold through the Sale Facility.If the Scheme is not approved, you will remain a Shareholder of Piedmont and Piedmont will not be acquired by Piedmont US.  Can I attend the Court and oppose the Court approval of the Scheme?  If you wish to oppose approval by the Court of the Scheme at the Second Court Hearing, you may do so by filing with the Court, and serving on Piedmont, a notice of appearance in the prescribed form together with any affidavit on which you wish to rely at the hearing. The notice of appearance and affidavit must be served on Piedmont at least one Business Day (in Perth, Western Australia) before the Second Court Date.  What are my options?  You may:vote in favour of the Scheme at the Scheme Meeting;vote against the Scheme at the Scheme Meeting;sell your Shares on market at any time before the close of trading on ASX on the Effective Date;sell your Piedmont ADSs on market at any time before the close of trading on Nasdaq on the Implementation Date; ordo nothing.See section 6.2 for further information.  What if I cannot, or do not wish to, attend the Scheme Meeting?  If you cannot, or do not wish to, attend the Scheme Meeting, you may appoint a proxy, corporate representative or attorney to vote on your behalf. For further details regarding voting and submitting the Proxy Form for the Scheme Meeting, see Section 4.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  23  Questions about Piedmont US    Who is Piedmont US?  Piedmont US is a company incorporated under the laws of the State of Delaware for the specific purpose of becoming the US holding company of the Piedmont Group.  Why does Piedmont US wish to implement the Scheme?  Piedmont and Piedmont US wish to implement the Scheme in order to redomicile the Piedmont Group in the United States by putting in place a new parent company incorporated under the laws of the State of Delaware.The expected benefits of the Scheme are outlined in Section 2.1. The potential disadvantages of the Scheme are described in detail in Section 2.2.  What are Piedmont US’s intentions in relation to the Merged Group if the Scheme proceeds?  See Section 8.18 in relation to Piedmont US's intentions in respect of the Merged Group.  General questions    What other information is  You should read the detailed information in relation to the Scheme provided in this  available?  Scheme Booklet.    Further information in relation to Piedmont can be obtained from ASX on its    website www.asx.com.au and from the SEC on its website www.sec.gov  Who can help answer my questions about the Scheme?  If you have questions in relation to the Scheme or the Scheme Meeting, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT), visit www.piedmontlithium.com/ or consult your legal, investment, financial, taxation or other professional adviser.

 4  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  24  Scheme Meeting and voting information  This Section contains information relating to voting entitlements and information on how to vote at the Scheme Meeting for Shareholders.  4.1  Scheme Meeting(a) Time and location  The Scheme Meeting to approve the Scheme is scheduled to be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on 7 April 2021 at 10:00am (AWST).  (b)  Requisite Majority  At the Scheme Meeting, the Scheme Resolution will be proposed and the Scheme Resolution must be approved by:  (i)  unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Scheme Meeting (in person or by proxy, corporate representative or attorney); and  (ii) at least 75% of the total number of votes which are cast on the Scheme Resolution,(the Requisite Majority), for the Scheme to become Effective.  (c)  Notice of Scheme Meeting  The Scheme Resolution is set out in the Notice of Scheme Meeting in Annexure E.  4.2  Entitlement and ability to vote at the Scheme Meeting  If you are registered as a Shareholder as at 5:00pm (AWST) on 5 April 2021, you are entitled to vote on the Scheme Resolution at the Scheme Meeting. Voting on the Scheme Resolution will be by poll.(a) Voting in personIf you wish to vote in person, you should attend the Scheme Meeting.  (b)  Voting online  You (or your proxy, corporate representative or attorney) may also attend the Scheme Meeting through an online platform at http://web.lumiagm.com. This online platform will allow Shareholders to attend the Scheme Meeting in real time and allow them to vote and ask questions in respect of the Scheme Resolution. To attend the Scheme Meeting online:go to http://web.lumiagm.com; andenter meeting ID: 303-030-820.Further information about attending the Scheme Meeting online can be found in the Notice of Scheme Meeting in Annexure E.  (c)  Voting by proxy  Your personalised Proxy Form for the Scheme Meeting accompanies this Scheme Booklet.You can appoint a proxy by voting online or by completing and returning to Piedmont the enclosed Proxy Form for the Scheme Meeting. Completed Proxy Forms must be received by Piedmont by no later than 10:00am (AWST) on 5 April 2021 by one of the following methods:(i) Online at:www.investorvote.com.au and following the instructions provided.You will need your SRN or HIN, and Control Number as shown on your Proxy Form.You will be taken to have signed the Proxy Form if you lodge your proxy in accordance with the instructions on the website. Please read the instructions for online proxy submissions carefully before you lodge your proxy.

 (ii)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  25  Mail, using the reply-paid envelope (only for use in Australia), to:  Computershare Investor Services Pty Limited GPO Box 1282Melbourne VIC 3001 Australia  (iii)  Mobile voting:  Scan the QR Code on your Proxy form and follow the prompts.  (iv)  Custodian voting:  For Intermediary Online subscribers only (custodians) please visit www.intermediaryonline.com to submit your voting intentions.  (v)  Fax to:  In Australia 1800 783 447From outside of Australia +61 3 9473 2555If you are entitled to attend and cast a vote at the Scheme Meeting, you may appoint up to two proxies. A proxy may be an individual or a corporation but need not be a Shareholder. If you appoint two proxies each proxy may exercise half of your votes if no proportion or number of votes is specified.If you appoint a proxy but attend the Scheme Meeting yourself, the rights of the proxy to speak and vote on your behalf at the Scheme Meeting will be suspended while you are present.A Shareholder who wishes to submit a proxy has the right to appoint the chairman of the Scheme Meeting, or another person (who need not be a Shareholder) to represent him, her or it at the Scheme Meeting and vote on the Scheme Resolution, by inserting the name of their chosen proxy in the space provided for that purpose on the Proxy Form.If:  (i)  a Shareholder nominates the chairman of the Scheme Meeting as its proxy; or  (ii)  a proxy appointment is signed by or validly authenticated by a Shareholder but does not name the proxies in whose favour it is given or otherwise under a default appointment according to the terms of the Proxy Form,  the person acting as chairman of the Scheme Meeting must act as proxy under the appointment in respect of that item of business.A Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes. The Shares represented by proxy will be voted for, or against, or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  If an attorney signs a Proxy Form on your behalf, a certified copy of the power of attorney under which the Proxy Form was signed must be received by the Piedmont Share Registry at the same time as the Proxy Form (unless you have already provided a certified copy of the power of attorney to Piedmont).Undirected proxies  (d)  Proxy appointments in favour of the chairman of the Scheme Meeting, the Piedmont company secretary or any Director which do not contain a direction will be voted in support of the Scheme Resolution at the Scheme Meeting.Revocation of proxies  (e)  A Shareholder who has deposited a Proxy Form may revoke it prior to its use, by an instrument in writing executed by a Shareholder or by his, her or its attorney duly authorised in writing or, if a Shareholder is a company, executed by a duly authorised officer or attorney in compliance with applicable law and deposited at the Piedmont Share Registry by 10:00am (AWST) on 5 April 2021 or with the chairman of the Scheme Meeting on the day of, and prior to the start of, the Scheme Meeting. A Shareholder may also revoke a proxy in any other manner permitted by law.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  26  (f)  Voting by corporate representative  To vote in person at the Scheme Meeting, a Shareholder or proxy, which is a body corporate, may appoint an individual to act as its representative.Unless otherwise specified in the appointment, a representative acting in accordance with his or her authority, until it is revoked by the body corporate Shareholder, is entitled to exercise the same powers on behalf of that body corporate as that body corporate could exercise at a meeting or in voting on a resolution.A certificate with or without the seal of the body corporate Shareholder, signed by 2 directors of that body corporate or signed by one director and one secretary, or any other document as the chairman of the Scheme Meeting in his sole discretion considers sufficient, will be evidence of the appointment, or of the revocation of the appointment, as the case may be, of a representative.  (g)  Voting by attorney  A Shareholder may appoint a person (whether a Piedmont Shareholder or not) as its attorney to attend and vote at the Scheme Meeting.An instrument appointing an attorney must be in writing executed under the hand of the appointer or the appointer's attorney duly authorised in writing, or if the appointer is a corporation, under its common seal (if any) or the hand of its duly authorised attorney or executed in a manner permitted by the Corporations Act. The instrument may contain directions as to the manner in which the attorney is to vote on a particular resolution(s) and subject to the Corporations Act, may otherwise be in any form as the Directors may prescribe or accept. A fax of a written power of attorney is valid provided it has been provided to Piedmont on the fax number in Section 4.2(c) by no later than 10:00am (AWST) on 5 April 2021. Such fax will be deemed to have been served on Piedmont upon the receipt of a transmission report confirming successful transmission of that fax.  (h)  Voting information for ADS Holders  ADS Holders as at a voting record date set by the ADS Depositary and notified by the ADS Depositary to ADS Holders may instruct the ADS Depositary how to vote the number of deposited Shares their Piedmont ADSs represent. The ADS Depositary will notify registered ADS Holders of the Scheme Meeting and will send or make voting materials available to ADS Holders. Those materials will describe the matters to be voted on at the Scheme Meeting and explain how ADS Holders may instruct the ADS Depositary how to vote. ADS Holders that hold Piedmont ADSs through brokers or other securities intermediaries will receive notice and must give their instructions through their securities intermediaries. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practicable, subject to applicable laws and the Constitution, to vote or to have its agent vote the deposited Shares as instructed by ADS Holders. In any event, the ADS Depositary will not exercise any discretion in voting deposited Shares and will only vote as instructed.Except by instructing the ADS Depositary as described above, ADS Holders will not be able to exercise voting rights directly unless they surrender their Piedmont ADSs, withdraw their underlying Shares and arrange to receive those Shares into their securities account in Australia (which is a process that typically takes one or two Business Days to complete). If ADS Holders wish to do this, but do not have a securities account in Australia, then they should contact their financial intermediary to make appropriate arrangements to receive the underlying Shares.

 5  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  27  Key considerations  The purpose of this Section 5 is to identify significant issues for you to consider in relation to the Scheme.Before deciding how to vote at the Scheme Meeting, you should carefully consider the factors discussed below and the risk factors outlined in Section 9, as well as the other information contained in this Scheme Booklet.  5.1  Background  The Scheme will result in the acquisition of Piedmont by Piedmont US, resulting in the re-domicile of the Piedmont Group in the United States so that the new holding company of the Piedmont Group will be a company incorporated in the US State of Delaware.If the Scheme is implemented, Piedmont US will acquire all of the Shares held by Scheme Participants by means of a statutory scheme of arrangement.The Scheme is subject to, among other conditions, approval by the Requisite Majority of Shareholders at the Scheme Meeting and approval by the Court pursuant to section 411(4)(b) of the Corporations Act at the Second Court Hearing. For further details of this condition and the other conditions precedent to the implementation of the Scheme, refer to Sections 11.2 and 11.4.If the Scheme becomes Effective, Piedmont will become a wholly-owned subsidiary of Piedmont US and will request that ASX remove Piedmont from the official list of ASX and Nasdaq as soon as possible after the Implementation Date. Piedmont US will be admitted to the official list of ASX and Nasdaq, the Piedmont US CDIs will be admitted for official quotation by ASX and the Piedmont US Shares will be listed on Nasdaq.  5.2  What you will receive under the Scheme  Piedmont US has executed the Deed Poll pursuant to which Piedmont US has agreed, subject to the Scheme becoming Effective, to acquire the Shares held by Scheme Participants for the Scheme Consideration. Under the terms of the Scheme, the consideration will comprise of the following (Scheme Consideration):Scheme Participants who hold Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or a Non-Electing Small Parcel Holders) will receive one Piedmont US CDI for every Scheme Share held by that Scheme Participant on the Record Date;the ADS Depositary (who holds Piedmont Shares for the benefit of the ADS Holders) will receive one Piedmont US Share for every 100 Scheme Shares held on the Record Date; andADS Holders will receive one Piedmont US Share for each Piedmont ADS held on the Record Date.If you are an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder, the Piedmont US CDIs which would have been issued in your name will be received by the Sale Agent and sold under the Sale Facility, with the net sale proceeds remitted to you (see Sections 5.3, 5.4 and 5.5 for more information).If the Scheme becomes Effective, each Scheme Participant (or the Sale Agent on behalf of Ineligible Foreign Holders and Non-Electing Small Parcel Holders) will receive the Scheme Consideration from Piedmont US on the Implementation Date. No later than three Business Days after the Implementation Date, Piedmont US will send, or procure the sending of, evidence of ownership for those Piedmont US CDIs to Scheme Participants (except Ineligible Foreign Holders and Non-Electing Small Parcel Holders).If, pursuant to the calculation of your Scheme Consideration, you would be entitled to a fraction of a Piedmont US CDI, your entitlement will be rounded up to the nearest whole number of Piedmont US CDIs.The value of the Piedmont US CDIs may increase or decrease after the Implementation Date if the market price of Piedmont US Shares moves.Details on certain Australian and United States tax considerations in relation to the Scheme Consideration can be found in Section 10.The exchange ratio will effect an ‘implicit consolidation’ of the securities a Shareholder holds (as at the Record Date), in that the existing Piedmont Shares on issue in Piedmont will effectively be consolidated on a 100-to-1 basis on their replacement with new Piedmont US Shares to be issued in Piedmont US.Accordingly, on implementation of the Scheme, Piedmont US will have (subject to rounding) 1/100th of the number of shares on issue (in the form of common stock) as compared with the number of Shares that Piedmont currently has on issue.

 Refer to Section 7.11 for the current Piedmont capital structure and Section 8.6 for the capital structure of Piedmont US immediately following implementation of the Proposed Transaction.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  28  5.3  Ineligible Foreign Holders  Restrictions in certain foreign countries may make it impractical or unlawful for Piedmont US CDIs to be issued under the Scheme to Shareholders in those countries.Scheme Participants whose address is shown in the Piedmont Share Register on the Record Date as being in a jurisdiction outside Australia, New Zealand, the United States, the United Kingdom, Canada, Germany, Hong Kong, Singapore and Taiwan or a jurisdiction which Piedmont US has determined, acting reasonably, is a place that it is unlawful or unduly onerous to issue the Piedmont US CDIs, will be regarded as Ineligible Foreign Holders for the purposes of the Scheme.Piedmont US is under no obligation to issue and allot, and will not issue, any Piedmont US CDIs to any Ineligible Foreign Holder. Instead, if the Scheme becomes Effective, the Piedmont US CDIs to which the Ineligible Foreign Holder would otherwise have been entitled to, will be issued to the Sale Agent, on trust for the Ineligible Foreign Holder, for sale on market through the Sale Facility. Refer to Section 5.5 for more information about the Sale Facility.  5.4  Small Parcel Holders  Scheme Participants who are not Ineligible Foreign Holders and who hold less than a Marketable Parcel of Piedmont Shares (being a parcel of Shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the Record Date) on the Record Date will be regarded as Small Parcel Holders.Small Parcel Holders may elect to opt out of participating in the Sale Facility by completing and returning the Small Parcel Holder Opt Out Form accompanying this Scheme Booklet in accordance with the instructions on that form (Electing Small Parcel Holder). Electing Small Parcel Holders will receive the Scheme Consideration in accordance with Section 5.2.Small Parcel Holders who have not made a valid election by 5:00pm (AWST) on the Record Date (Non-Electing Small Parcel Holders) will not be issued any Scheme Consideration. Instead, if the Scheme becomes Effective, Piedmont US will issue the Piedmont US CDIs to which the Non-Electing Small Parcel Holder would otherwise have been entitled, to the Sale Agent, on trust for the Non-Electing Small Parcel Holder, for sale on market through the Sale Facility. Refer to Section 5.5 for more information about the Sale Facility.If you hold one or more small parcels of Shares as trustee or nominee for, or otherwise on account of, another person, you may establish separate holdings for each of your beneficiaries and make individual elections to opt out of participating in the Sale Facility for each small parcel holding. However, you may not accept instructions from a beneficiary to make an election unless it is in respect of the Scheme Consideration attributable to all parcels of Shares held by you on behalf of that beneficiary.  You may withdraw an election to opt out of participating in the Sale Facility by contacting the Share Registry to obtain a withdrawal form. The deadline for receipt of instructions to withdraw an election to opt out of participating in the Sale Facility is 5:00pm (AWST) on the Record Date. If your valid instructions are not received by this time, you will be treated in accordance with your last valid election.Sale Facility  5.5  If you are an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder, the entire Scheme Consideration that would otherwise have been issued to you will be issued to the Sale Agent, as your nominee on trust, for sale through the Sale Facility and you will receive a pro rata share of the net proceeds from the sale of all Scheme Consideration sold through the Sale Facility. Ineligible Foreign Holders and Non-Electing Small Parcel Holders will receive the proceeds of sale after deductions for applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges.The Sale Agent will sell the Piedmont US CDIs in such manner, on such financial markets, at such price and on such other terms as the Sale Agent determines in good faith.The Sale Facility will operate as follows:  (a)  as soon as reasonably practicable, but no more than 30 Business Days after the Implementation Date, the Sale Agent will arrange for the sale of all the Piedmont US CDIs allotted to it, held for the benefit of Ineligible Foreign Holders and Non-Electing Small Parcel Holders. The sales will be effected in such manner, at such price and on such other terms as the Sale Agent determines in good faith and at the sole risk of the Ineligible Foreign Holders and Non-Electing Small Parcel Holders; and

 (b)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  29  the Sale Agent will then remit the sale proceeds in A$ dollars, less any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges, to Piedmont US which will then account to each Ineligible Foreign Holder and Non-Electing Small Parcel Holder for their pro rata share of the aggregate sale proceeds.  Each Ineligible Foreign Holder and Non-Electing Small Parcel Holder will receive their pro rata share of the aggregate sale proceeds on an averaged basis so that all Ineligible Foreign Holders and Non-Electing Small Parcel Holders will receive the same A$ equivalent price per Piedmont US CDI (subject to rounding down to the nearest whole cent (in Australian dollars)).The actual price received by an Ineligible Foreign Holder and a Non-Electing Small Parcel Holder for their Piedmont US CDIs that are sold under the Sale Facility may be more or less than the actual price that is received by the Sale Agent for those Piedmont US CDIs, less any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges in respect of those Piedmont US CDIs. Ineligible Foreign Holders and Non-Electing Small Parcel Holders will receive the proceeds of the sale of their Piedmont US CDIs as soon as practicable after implementation of the Scheme, by either:  (a)  a cheque in A$ sent by prepaid post (at the risk of Ineligible Foreign Holders and Non-Electing Small Parcel Holders) to their address as it appears on the Piedmont Share Register on the Record Date; or  (b)  deposit in A$ into a bank account notified by the relevant Ineligible Foreign Holders and Non-Electing Small Parcel Holders to Piedmont (or the Piedmont Share Registry) and recorded in, or for the purposes of, the Piedmont Share Register at the Record Date.  5.6  Existing instructions to the Share Registry  If not prohibited by law, all instructions, notifications or elections by a Scheme Participant to Piedmont binding or deemed binding between the Scheme Participant and Piedmont relating to Piedmont or Shares (including any email addresses, instructions relating to communications from Piedmont, whether dividends are to be paid by cheque or into a specific bank account, notices of meetings or other communications from Piedmont) will be deemed from the Implementation Date (except to the extent determined otherwise by Piedmont US in its sole discretion), by reason of the Scheme, to be made by the Scheme Participant to Piedmont US until that instruction, notification or election is revoked or amended in writing addressed to Piedmont US at its registered address.

 6  Directors' recommendation  Your Directors believe that the Scheme is in the best interests of Shareholders, and they unanimously recommend that Shareholders vote in favour of the Scheme, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders.6Your Directors have formed their conclusion and made their recommendation on the Scheme based on the reasons outlined in Section 2.1.In relation to the recommendations of the Directors, Shareholders should have regard to the fact that, if the Scheme is implemented, each Director will become entitled to the Scheme Consideration as Shareholders, as described in Section 12.1. The Directors consider that, despite these arrangements, it is appropriate for them to make a recommendation on the Scheme.Each of the Directors will vote or procure the voting of, any Shares controlled or held by, or on behalf of, such Director at the time of the Scheme Meeting, in favour of the Scheme at the Scheme Meeting, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders.The reasons Shareholders might elect to vote against the Scheme are set out in Section 2.2.  6.1  Independent Expert's Report  The Independent Expert has reviewed the terms of the Scheme and concluded that the Scheme is in the best interests of Shareholders.The Independent Expert's Report is set out in Annexure A and should be read in its entirety, including the assumptions on which the conclusions are based.  6.2  What are your options and what should you do?  You have the following four options in relation to your Shares. Piedmont encourages you to consider your personal risk profile, portfolio strategy, tax position and financial circumstances and seek professional advice before making any decision in relation to your Shares.(a) Vote in favour of the Scheme at the Scheme MeetingYour Directors unanimously recommend that you vote in favour of the Scheme, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders. The reasons for your Directors' unanimous recommendation are set out in Section 2.1.If you wish to support the Scheme, you can do so by voting in favour of the Scheme Resolution at the Scheme Meeting. For directions on how to vote at the Scheme Meeting, and important voting information generally, please refer to Section 4.  (b)  Vote against the Scheme at the Scheme Meeting  If, despite your Directors’ unanimous recommendation and the conclusion of the Independent Expert, you do not support the Scheme, you may vote against the Scheme Resolution at the Scheme Meeting.However, you should note that if all of the conditions to the Scheme are satisfied or waived (where applicable), the Scheme will bind all Shareholders, including those who vote against the Scheme Resolution at the Scheme Meeting or those who do not vote at all.  (c)  Sell your Shares on ASX (or Piedmont ADSs on Nasdaq)  The Scheme does not preclude you from selling your Shares or Piedmont ADSs on market for cash, if you wish, provided you do so before close of trading in Shares on ASX on the Effective Date (currently expected to be 16 April 2021) or, if you are an ADS Holder, selling some or all of your Piedmont ADSs on Nasdaq before close of trading on Nasdaq on the Implementation Date (currently expected to be 28 April 2021).If you are considering selling your Shares on ASX you should have regard to the prevailing trading prices of Shares at that time.    6 A Director may change his recommendation if due to a change in fact or law occurring they reasonably determine (having obtained legal advice) that they should not provide or continue to maintain any recommendation because they have an interest in the Scheme that renders it inappropriate to maintain any such recommendation.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  30

If you sell your Shares or Piedmont ADSs on market for cash, you:

(i) will not be entitled to receive the Scheme Consideration;

(ii) may incur a brokerage charge; and

(iii) may incur CGT.

(d) **Do nothing**

If, despite your Directors' unanimous recommendation and the conclusion of the Independent Expert, you decide to do nothing, you should note that if all of the conditions to the Scheme are satisfied or waived (where applicable), the Scheme will bind all Shareholders, including those who vote against the Scheme Resolution at the Scheme Meeting or those who do not vote at all.

Remember, if you want to receive the Scheme Consideration, your vote is important. If the Scheme is not approved by the Requisite Majority of Shareholders, the Scheme will not become Effective and you will not be entitled to receive any Scheme Consideration.

6.3 Dealing with your Piedmont US CDIs

If the Scheme is implemented, all of the Shares held by Scheme Participants at 5:00pm (AWST) on the Record Date will be transferred to Piedmont US on the Implementation Date and in exchange, each Scheme Participant (or the Sale Agent on behalf of Ineligible Foreign Holders and Non-Electing Small Parcel Holders) will be issued Piedmont US CDIs (except ADS Holders will receive Piedmont US Shares). If you wish to sell the Piedmont US CDIs issued to you, you may do so on ASX after the Implementation Date following Piedmont US's admission to the official list of ASX.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 27

7 Information about Piedmont

7.1 Introduction

Piedmont Lithium Limited is an ASX-listed Australian company (ASX:PLL). Piedmont is an emerging lithium chemicals company, focused on the development of its 100% owned Piedmont Lithium Project in North Carolina, USA, with the goal of becoming a strategic domestic supplier of battery-grade lithium hydroxide and other products to the growing electric vehicle and battery storage markets in the United States. In addition, Piedmont recently entered into agreements in respect of a US$12 million strategic investment in emerging lithium miner, Sayona Mining Limited.

7.2 Business Overview

Piedmont's primary focus is the development of the Project. The Project, which is currently in the development phase, comprises:

- approximately 2,322 acres of surface property and associated mineral rights in North Carolina (**Properties**), containing a Mineral Resource of 27.9Mt grading 1.11% Li_2O;
- a proposed open pit quarry and concentrator in Gaston County, North Carolina, targeting the production of approximately 160,000 tonnes per year of spodumene concentrate (**Concentrate Operations**); and
- a proposed chemical plant to be constructed in Kings Mountain, North Carolina, targeting production of approximately 22,700 tonnes per year of battery quality lithium hydroxide (**Chemical Plant**),

and is intended to support electric vehicle and battery supply chains in the United States and globally.

The Project's premier southeastern US location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

Piedmont has reported 27.9Mt of Mineral Resources grading 1.11% Li_2O over its Properties, located within the world-class Carolina Tin-Spodumene Belt (**TSB**) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world's lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.

If developed, the Project would create an alternative to the numerous merchant spodumene chemical conversion plants currently operating in China that dominate the world lithium hydroxide market, thus providing US and European automotive companies a secure and independent American source of lithium hydroxide required for their supply chains.

In September 2020, Piedmont entered into an offtake agreement to supply spodumene concentrate to Tesla.

7.3 Organisational Structure

The following table describes Piedmont's corporate group structure as at the date of this Scheme Booklet.

Name of entity	Country of Incorporation	Percentage Held
Parent entity:		
Piedmont Lithium Limited	Australia	
Controlled entities:		
Piedmont Lithium Carolinas, Inc.	USA	100%
Gaston Land Company, LLC	USA	100%
Lantern Resources Pty Ltd	Australia	51%

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 28

7.4 Directors and Senior Management

(a) Directors of Piedmont

At the date of this Scheme Booklet, the Directors are:

Executive Director	
Keith D. Phillips	President and CEO
Non-Executive Directors	
Jeff Armstrong	Non-Executive Chairman
Anastasios (Taso) Arima	Non-Executive Director
Jorge M. Beristain	Non-Executive Director
Todd Hannigan	Non-Executive Director
Levi Mochkin	Non-Executive Director

Keith D. Phillips

Appointed on 6 July 2017, Mr. Phillips has a career on Wall Street spanning 30 years during which he has worked on strategic and financing transactions representing over $100 billion in aggregate value. Mr. Phillips was most recently a Senior Advisor with merchant bank Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose. Mr. Phillips has worked with numerous mining companies, including many established global leaders, and has dedicated most of the past decade to advising exploration and development-stage companies in achieving their strategic objectives, with a particular focus on obtaining relevance in the United States capital markets. Mr. Phillips received his Master of Business Administration from The University of Chicago and a Bachelor of Commerce from Laurentian University in Canada.

Jeff Armstrong

Mr. Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs. He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions.

Mr. Armstrong was previously a senior leader in what is now Wells Fargo's Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr. Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994.

Mr. Armstrong graduated from the University of Virginia with a Bachelor of Science in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.

Anastasios (Taso) Arima

Mr. Arima is a resource company executive with a strong history of identifying company-making resource projects. He was the founder of Piedmont's subsidiary Piedmont Lithium Carolinas, Inc. and instrumental in identifying and securing the Properties that comprise part of the Piedmont Lithium Project. He has extensive experience in the formation and development of energy and resource projects in North America and Europe. He attended the University of Western Australia where he earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering. Mr. Arima was appointed a Director of Piedmont on 1 October 2016.

Jorge Beristain

Mr. Beristain is CFO of Central Steel & Wire Co, a wholly-owned subsidiary of Ryerson Corp (RYI.N). RYI is North America's 2nd largest Service Center with over 100 locations in the US, Canada and Mexico supplying carbon & stainless steel, aluminum, red metals and semi-fabricated products to the

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 29

machinery, transport, consumer durables, food processing, construction and energy sectors. Previously, Mr. Beristain was Managing Director and Head of Deutsche Bank's Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the United States. During his over 20-year career on Wall Street, Mr. Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. He is a proven strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr. Beristain holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Financial Analyst.

Todd Hannigan

Mr. Hannigan was CEO of Aston Resources Limited (**Aston**) from 2010 to 2011. In this period, Mr. Hannigan led the company's growth from a small private company into one of Australia's largest publicly listed coal companies. Aston raised a total of A$855 million in debt and A$1.1 billion in equity funding to acquire and fully fund the Maules Creek coal project.

Prior to Aston, Mr. Hannigan worked for Xstrata Coal where he focused on business development and mergers and acquisitions. Previously he was Commercial Director of Hanson Aggregates UK where he was responsible for national sales, marketing and business development. Mr. Hannigan was a director and Chairman of United Marine Holdings and a director of Hanson Quarry Products Europe and Mendip Rail.

Mr Hannigan is a mining engineer and holds a Queensland first class mine manager's certificate. He has worked internationally in the mining and resources sector for over 18 years with Aston, Xstrata Coal, Hanson PLC, BHP Billiton and MIM. A graduate of The University of Queensland, he holds a Bachelor of Engineering (Mining) with Honours, and holds a MBA from INSEAD.

Levi Mochkin

Mr. Mochkin has been an executive director and key leader of Ledger Holdings Pty Ltd, located in Melbourne, Australia. Mr. Mochkin has been in the resources sector for over 30 years advising companies, identifying projects, and raising over $800 million in capital for mining projects. Ledger Holdings Pty Ltd assists Piedmont with business development. Mr. Mochkin was appointed a Director on 3 April 2006.

(b) **Piedmont Senior Management**

At the date of this Scheme Booklet, the senior management personnel of Piedmont are:

Senior Management Personnel	
Keith D. Phillips	President and CEO
Patrick H. Brindle	Vice President – Project Management
Lamont Leatherman	Vice President – Chief Geologist
Austin Devaney	Vice President – Sales & Marketing
Bruce Czachor	Vice President and General Counsel
Brian Risinger	Vice President – Corporate Communications and Investor Relations
Gregory (Greg) Swan	Company Secretary

Keith D. Phillips

Refer to biography in Section 7.4(a).

Patrick H. Brindle

Mr. Brindle has 20+ years of experience in the development of US and global mining and mineral processing operations, with project experience ranging from early stage development through design, construction and commissioning. Mr. Brindle has been Piedmont's VP of Project Management since

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 30

2018. He previously worked as Vice President of Engineering for DRA Taggart in Pittsburgh, Pennsylvania, and has a Bachelor of Science in Environmental Science and a Bachelor of Science in Civil Engineering from Virginia Tech.

Lamont Leatherman

Mr. Leatherman is an exploration geologist with over 25 years of experience. Mr. Leatherman is the former project geologist for BHP Minerals and Noranda. He has extensive experience in numerous styles of mineralization including lithium bearing pegmatite systems.

Austin Devaney

Mr. Devaney is a chemical engineer by training and has spent most of his career in senior commercial roles. From 2015 to 2019 he served in increasingly senior sales and marketing roles with Albemarle Corporation, the world's #1 lithium producer, ultimately serving as Vice President Strategic Marketing and Customer Excellence. For Albemarle's predecessor, Rockwood Lithium, Mr. Devaney served as Global Product Manager – Lithium Hydroxide, and National Sales Manager – Battery Products.

Prior to his time in the lithium business, Mr. Devaney had senior marketing and operational roles with US chemical companies including Occidental Chemical Corporation, Kemira, and Fuchs Lubricants. After leaving Albemarle in 2019, he served as Director, Lithium & Battery Materials for IHS Markit. He earned his Bachelor of Science in Chemical Engineering from Clemson University and his MBA from Southern Methodist University.

Bruce Czachor

Mr. Czachor has practised sophisticated corporate law for over 30 years at major international firms and companies, with expertise in domestic and international capital markets, financings, corporate governance, Sarbanes-Oxley Act compliance, restructurings and mergers and acquisitions transactions. His experience includes representing companies from Fortune 500 to start-ups in a broad range of industries, including mining, oil & gas, energy production and transmission, chemicals and technology. Mr. Czachor holds a Bachelor of Arts degree from Binghamton University and a Juris Doctorate degree from New York Law School (*magna cum laude*).

Brian Risinger

Mr. Risinger was most recently Director of Corporate Communications and Investor Relations with the global, publicly-traded packaging company, Sonoco Products. At Sonoco, Mr Risinger was involved in investor relations, executive communications, employee communications and corporate branding. Mr Risinger graduated from the University of South Carolina with a degree in Marketing and Business Administration. Other experience includes leadership positions with two marketing consulting firms, as well as corporate roles with St. Jude Children's Research Hospital and Atrium Health.

Gregory (Greg) Swan

Mr. Swan is a Chartered Accountant and Chartered Secretary. He commenced his career at a large international Chartered Accounting firm and has since worked in the corporate office of a number of listed companies that operate in the resources sector. Mr. Swan was appointed Company Secretary of Piedmont on 31 October 2012.

7.5 Key Assets and Operations

(a) Properties

As at 31 December 2020, the Properties comprised approximately 2,322 acres of surface property and associated mineral rights in North Carolina, USA, of which approximately 691 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,438 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow the Piedmont Group to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.

The option agreements generally expire between 2020 and 2023 and provide for annual option payments, bonus payments during periods when Piedmont conducts drilling and royalty payments during periods when Piedmont conducts mining. The option agreements generally provide the Piedmont Group with an option to purchase the optioned property at a specified premium over fair market value. Landowners also retain a production royalty payable on production of ore from the property.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 31

(b) **Concentrate Operations**

Piedmont's proposed Concentrate Operations is the subject of an updated scoping Study (**Scoping Study**) which was completed in May 2020. Piedmont is targeting the production of 160,000 tonnes per year of spodumene concentrate from the Concentrate Operations. It is proposed that the Concentrate Operations will be located in Gaston County, North Carolina.

In December 2020, Piedmont commenced a definitive feasibility study (**DFS**) for its Concentrate Operations, to be led by Primero Group and Marshall Miller & Associates, with a planned completion in mid-2021.

(c) **Chemical Plant**

Piedmont's proposed Chemical Plant is the subject of a pre-feasibility study (**PFS**) which was completed in May 2020. Piedmont is targeting the production of 22,700 tonnes per year of battery quality lithium hydroxide from the Chemical Plant. The Piedmont Group owns a 61-acre property in Kings Mountain, North Carolina, which is the proposed site of the Chemical Plant. The site is located approximately 20 miles by road from the proposed Concentrate Operations.

Piedmont has plans to commence a DFS for its Chemical Plant during the March 2021 quarter.


USA
Piedmont Lithium
N
Lincolnton
77
Piedmont Lithium
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
Proposed Concentrate Operations
321
Central Property
Hallman-Beam Mine
Sunnyside Property
Shelby
Bessemer City
Gastonia
85
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Charlotte
Albemarle, Kings Mountain Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium Project
Major highway
Railway
City
20 km

Location of Piedmont Lithium Project in the Carolina Tin-Spodumene Belt, North Carolina, USA

(d) Operations

Recent highlights from Piedmont's operations include:

- January 2021: Announcement of a US$12 million strategic investment in emerging lithium miner, Sayona Mining Limited. Refer to Section 7.6.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 32

 December 2020: Receipt of a construction air permit from the North Carolina Department of Environmental Quality’s Division of Air Quality.December 2020: Launch of a DFS with Primero Group and Marshall Miller & Associates for Piedmont’s planned Concentrate Operations in Gaston County, North Carolina.November 2020: Expansion of ongoing drilling programs by a further 25,000 metres, which is designed to complete infill drilling on Piedmont’s core property, with the objective of upgrading the Mineral Resource classification category for select areas from the Inferred category to the Measured and Indicated categories.October 2020: Closing of a fully underwritten public offering of 2.3 million ADSs to raise gross proceeds of US$57.5M with Evercore ISI, Canaccord Genuity, and ThinkEquity, a division of Fordham Management, Inc. acting as joint book-runners.September 2020: Undertaking of a pilot-scale spodumene concentrator testwork program with SGS Canada in Lakefield, Ontario to process over 50 tonnes of mineralized pegmatite from a bulk sample collected from Piedmont’s core property in early 2020.September 2020: Entry into a binding agreement with Tesla, Inc. for the supply of spodumene concentrate (SC6) from the Project to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product. The agreement can be extended by mutual agreement for a second five-year term.August 2020: Closing of a private placement of Shares with non-US institutional and sophisticated investors to raise gross proceeds of A$10.8M with Canaccord Genuity (Australia) and Shaw and Partners acting as joint lead managers for the private placement.July 2020: Completion of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont spodumene concentrate to battery-quality lithium hydroxide.June 2020: Closing of a fully underwritten public offering of ADSs to raise gross proceeds of approximately US$13M with ThinkEquity, a division of Fordham Management, Inc. and Loop Capital Partners LLC acting as joint book-runners.May 2020: Completion of a PFS for the Chemical Plant on a stand-alone merchant basis for conversion of spodumene concentrate purchased on the global market.May 2020: Concurrently with the PFS for the Chemical Plant, Piedmont completed an updated integrated scoping study for the Project to reflect the Chemical Plant PFS, with both the integrated scoping study for the Project and Chemical Plant PFS confirming that Piedmont will be a strategic and low-cost producer of battery-grade lithium hydroxide.May 2020: Completion of additional metallurgical testwork to produce 120 kilograms of spodumene concentrate from core samples collected from the Project. Concentrate qualities and recoveries were consistent with earlier testwork programs, with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities.November 2019: Completion of federal permitting required to develop the Concentrate Operations, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 33  7.6  Strategic Investment in Sayona Mining Limited  On 11 January 2021, the Company announced that it had entered into various agreements to establish a strategic partnership with ASX-listed, emerging lithium miner, Sayona Mining Limited.The strategic partnership comprises:  the acquisition by Piedmont of up to a 19.9% interest in Sayona Mining;  the acquisition by Piedmont of a 25% interest in Sayona Quebec, the owner of the DFS-level Authier lithium project and the highly prospective Tansim lithium project, both located in Quebec, Canada. Sayona Quebec is also pursuing a bid to acquire Quebec-based, North American Lithium’s (NAL) assets; and

- an agreement for Sayona Quebec to supply Piedmont with the greater of 60,000 tonnes per annum or 50% of Sayona Quebec's spodumene concentrate production.

Pursuant to the terms of a subscription agreement:

- Piedmont completed the acquisition of a 9.9% interest in Sayona Mining on 12 January 2021 in consideration for the payment of approximately US$3.1 million in cash;
- Sayona Mining issued Piedmont one Tranche A convertible note and one Tranche B convertible note on 12 January 2021 in consideration for the payment of approximately $US3.9 million in cash;
- on conversion, the Tranche A and Tranche B convertible notes will convert into shares representing 10.0% of Sayona Mining's issued capital; and
- conversion of the Tranche B convertible note is subject to receipt of the approval of Sayona Mining's shareholders. This shareholder approval is expected to be obtained in February 2021.

Pursuant to the terms of a share sale agreement, Piedmont (or its nominee) has agreed to acquire a 25% interest in Sayona Quebec for approximately US$5 million in cash. The share sale agreement is subject to a number of conditions precedent, including Sayona Mining obtaining shareholder approval in respect of the conversion of the Tranche B convertible note and Piedmont completing due diligence to its satisfaction. It is expected that completion of the share sale agreement will occur in February 2021.

Pursuant to the terms of a spodumene concentrate purchase agreement, Sayona Quebec has agreed to supply Piedmont with the greater of 60,000 tonnes per annum or 50% of Sayona Quebec's spodumene concentrate production. The price of spodumene concentrate supplied under the agreement will be determined by reference to market pricing (based on an average price for CIF China price (US$) for 6.0% SC6 dry basis) and subject to a price floor of US$500 per tonne and a price ceiling of US$900 per tonne on a delivered basis to Piedmont's proposed Chemical Plant. The agreement is subject to the parties agreeing a start date for product deliveries between July 2023 and July 2024, based on the parties' respective development schedules.

Further details relating to the subscription agreement, share sale agreement and purchase agreement are detailed in Section 7.16.

Sayona is progressing a bid for NAL in Quebec, which halted operations in February 2019. NAL subsequently obtained creditor protection in May 2019 and the Quebec Superior Court invited bids for NAL. If Sayona is the successful bidder, Piedmont may contribute up to 25.0% of the total bid price to acquire up to a 25.0% interest in NAL. In addition, if Sayona undertakes any future equity raisings, Piedmont may participate according to Piedmont's pro-rata equity interest in Sayona.

7.7 Mineral Resources

The information in this Scheme Booklet relating to the Piedmont Lithium Project Mineral Resources is extracted from Piedmont's ASX announcement entitled "Piedmont Increases Lithium Resource by 47% to 27.9 Million Tonnes" dated 25 June 2019 and is available to view on Piedmont's website at www.piedmontlithium.com and on the ASX website at www.asx.com.au.

Independent consultants, CSA Global has reported an Indicated and Inferred Mineral Resource of 27.9Mt at a grade of 1.11% Li_2O, containing 309,000 tonnes of lithium oxide ("Li_2O") or 764,000 of lithium carbonate equivalent ("LCE") (the benchmark used in the lithium industry).

Project Wide Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)								
Resource Category	Core property		Central property		Total			
	Tonnes (Mt)	Grade (Li_2O%)	Tonnes (Mt)	Grade (Li_2O%)	Tonnes (Mt)	Grade (Li_2O%)	Li_2O (t)	LCE (t)
Indicated	12.5	1.13	1.41	1.38	13.9	1.16	161,000	398,000
Inferred	12.6	1.04	1.39	1.29	14.0	1.06	148,000	366,000
Total	**25.1**	**1.09**	**2.80**	**1.34**	**27.9**	**1.11**	**309,000**	**764,000**

Piedmont confirms that it is not aware of any new information or data that materially affects the information included in the above original ASX announcement. Piedmont confirms that the form and context in which the findings provided to Piedmont by CSA Global are presented have not been materially modified from the original ASX announcement.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 34

7.8 **Historical financial information**

(a) **Basis of preparation**

The selected historical financial information in this section has been extracted from Piedmont's audited consolidated financial statements for the financial years ended 30 June 2020 and 30 June 2019.

The information in this section is a summary only and has been prepared solely for inclusion in this Scheme Booklet. Piedmont's full financial accounts are available on its website, https://www.piedmontlithium.com/, or by requesting a copy from Piedmont's Company Secretary on +61 8 9322 6322.

(b) **Consolidated Statements of Profit or Loss and Other Comprehensive Income**

Below is a summary of Piedmont's audited Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended 30 June 2020 and 30 June 2019:

Piedmont Lithium Limited Consolidated Statement of Profit or Loss and other Comprehensive Income	2020 US$	2019 US$
Continuing operations		
Exploration and evaluation expenses	**(3,563,437)**	(7,107,146)
Corporate and administrative expenses	**(1,514,519)**	(1,711,475)
Business development expenses	**(941,399)**	(928,097)
Share based payments	**(470,939)**	(438,375)
Finance income	**215,549**	128,377
Finance costs	**(157,271)**	-
Other income/(expenses)	**760,917**	234,090
Loss before income tax	**(5,671,099)**	(9,822,626)
Income tax expense	-	-
Loss for the year	**(5,671,099)**	(9,822,626)
Loss attributable to members of Piedmont Lithium Limited	**(5,671,099)**	(9,822,626)
Other comprehensive income *Items that may be reclassified subsequently to profit or loss:*		
Exchange differences arising on translation of foreign operations	**(499,399)**	(366,083)
Other comprehensive loss for the year, net of tax	**(499,399)**	(366,083)
Total comprehensive loss for the year	**(6,170,498)**	(10,188,709)
Total comprehensive loss attributable to members of Piedmont Lithium Limited	**(6,170,498)**	(10,188,709)
Basic loss per share (US$ per share)	**(0.01)**	(0.02)
Diluted loss per share (US$ per share)	**(0.01)**	(0.02)

(c) **Consolidated Statement of Financial Position**

Below is a summary of Piedmont's audited Consolidated Statements of Financial Position as at 30 June 2020 and 30 June 2019:

Piedmont Lithium Limited Consolidated Statement of Financial Position	2020 US$	2019 US$
ASSETS		
Current Assets		
Cash and cash equivalents	**18,857,088**	4,432,150
Trade and other receivables	**27,412**	59,679
Other assets	**128,271**	-
Total Current Assets	**19,012,771**	4,491,829
Non-Current Assets		
Exploration and evaluation assets	**7,720,957**	2,265,121
Property, plant and equipment	**774,440**	26,195
Other assets	**150,781**	-
Total Non-Current Assets	**8,646,178**	2,291,316
TOTAL ASSETS	**27,658,949**	6,783,145

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 35

Piedmont Lithium Limited Consolidated Statement of Financial Position	2020 US$	2019 US$
LIABILITIES		
Current Liabilities		
Trade and other payables	**1,007,507**	2,144,071
Other liabilities	**705,536**	-
Total Current Liabilities	**1,713,043**	2,144,071
Non-Current Liabilities		
Other liabilities	**1,910,413**	-
Total Non-Current Liabilities	**1,910,413**	-
TOTAL LIABILITIES	**3,623,456**	2,144,071
NET ASSETS	**24,035,493**	4,639,074
EQUITY		
Contributed equity	**74,877,325**	48,853,707
Reserves	**515,110**	1,990,135
Accumulated losses	**(51,356,942)**	(46,204,768)
TOTAL EQUITY	**24,035,493**	4,639,074

(d) **Consolidated Statement of Cash Flows**

Below is a summary of Piedmont's audited consolidated statement of cash flows for the years ended 30 June 2020 and 30 June 2019:

Piedmont Lithium Limited Consolidated Statement of Cash Flows	2020 US$	2019 US$
Payments to suppliers and employees	**(7,177,345)**	(9,937,002)
Grant income	**138,100**	-
Interest paid	**(157,271)**	-
Interest received	**221,088**	127,190
Net cash flows used in operating activities	**(6,975,428)**	(9,809,812)
Investing activities		
Purchase of exploration and evaluation assets	**(2,747,784)**	(1,523,104)
Purchase of property, plant and equipment	**(669,471)**	(14,407)
Payment of deposits	-	(15,000)
Net cash flows used in investing activities	**(3,417,255)**	(1,552,511)
Financing activities		
Proceeds from issue of shares	**27,435,257**	8,831,759
Share issue costs	**(2,326,270)**	(509,865)
Repayment of borrowings	**(352,303)**	-
Proceeds from principal portion of sub-lease receivables	**35,795**	-
Costs of entering sub-lease	**(25,060)**	-
Payment of principal portion of lease liabilities	**(83,232)**	-
Net cash flows from financing activities	**24,684,187**	8,321,894
Net increase/(decrease) in cash and cash equivalents	**14,291,504**	(3,040,429)
Net foreign exchange differences	**133,434**	234,090
Cash and cash equivalents at beginning of year	**4,432,150**	7,238,489
Cash and cash equivalents at the end of the year	**18,857,088**	4,432,150

7.9 **Material changes in Piedmont's financial position and financial performance**

To the knowledge of your Directors, and except as disclosed in this Scheme Booklet, the financial position of Piedmont has not materially changed since 30 June 2020, other than the following subsequent events that have arisen since 30 June 2020:

- On 8 February 2021, the Company announced the appointment of Todd Hannigan as a Non-Executive Director;

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET
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 On 14 January 2021, the Company announced the appointment of the following additional senior management: (i) Ms. Malissa Gordon as Manager – Community and Government Relations; (ii) Mr. Jim Nottingham as Senior Project Manager – Concentrate Operations; (iii) Mr. Pratt Ray as Production Manager – Chemical Operations; and (iv) Mr. Brian Risinger as Vice President – Corporate Communications and Investor Relations;On 11 January 2021, the Company announced that it had entered into agreements with Sayona Mining Limited (ASX:SYA) to: (i) acquire 336,207,043 ordinary shares in Sayona Mining for approximately US$3.1 million; (ii) acquire convertible notes in Sayona Mining for approximately US$3.9 million that upon conversion would result in the Company acquiring an additional 423,973,899 ordinary shares in Sayona Mining; (iii) acquire a 25.0% stake in Sayona Mining’s subsidiary, Sayona Quebec Inc, which owns the Authier and Tansim lithium projects in Quebec, for approximately US$5.0 million in cash; and(iv) purchase the greater of 60,000 tonnes per year or 50% of Sayona Quebec Inc’s spodumene concentrate production at market prices on a life-of-mine basis;On 9 December 2020, the Company announced its intention to re-domicile from Australia to the United States via a proposed Scheme of Arrangement (Scheme), subject to shareholder, regulatory and court approvals. If the Scheme is approved, Piedmont will move its primary listing from the ASX to the Nasdaq Capital Market (“Nasdaq”) and will retain an ASX listing via Chess Depositary Interests (CDIs). To implement the re-domiciliation, Piedmont has entered into a Scheme Implementation Deed (SID) with Piedmont Lithium Inc., a newly formed Delaware corporation (Piedmont US), which will become the ultimate parent company of the Piedmont group of companies following the implementation of the Scheme. The re-domiciliation is not expected to result in any material changes to Piedmont’s assets, management, operations, or strategy, and is expected to be structured on a tax-neutral basis to Piedmont and its shareholders;On 3 December 2020, the Company announced that it had received the key permit for its planned 22,700 tonne per year lithium hydroxide plant in Kings Mountain, North Carolina, comprising a Title V Air Permit from the North Carolina Department of Environmental Quality’s Division of Air Quality, which authorizes the construction and operations of the planned lithium hydroxide plant;On 2 December 2020, the Company announced that it had commenced a DFS for its planned 160,000 tonne per year spodumene concentrate operation in North Carolina, to be led by Primero Group and Marshall Miller & Associates with a planned completion date in mid-2021;On 17 November 2020, the Company announced that it had expanded its current drilling program by an additional 25,000 meters with the intention of updating the Company’s Mineral Resource estimates on the Central and Core properties in the first half of 2021 in advance of completing the DFS for its planned spodumene concentrate operations;On 11 November 2020, the Company announced that it had launched a pilot-scale testwork program at SGS Canada to produce a bulk sample of spodumene concentrate from a 50 tonne bulk sample collected from the Company’s Core property in early 2020;On 26 October 2020, the Company announced that it had successfully completed its previously announced U.S. public offering of 2,300,000 of Piedmont’s ADSs, with each ADS representing 100 of its ordinary shares, which includes the full exercise of the underwriters’ option, at an issue price of US$25.00 per ADS, to raise aggregate gross proceeds of US$57.5 million (approximately A$81.2 million);On 28 September 2020, the Company announced that it had entered into a binding agreement with Tesla, Inc. (Tesla) for the supply of spodumene concentrate from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product, which may be extended by mutual agreement for a second five-year term;On 10 August 2020, the Company announced that it had completed its previously announced private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share, to raise gross proceeds of A$10.8 million (approximately US$7.8 million);On 23 July 2020 the Company announced the results of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide; andThe outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 37

other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at 30 June 2020 these impacts had not had a significant effect on the Group's financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if the Piedmont Group's staff are unable to work or travel due to illness or government restrictions, the Piedmont Group may be forced to reduce or suspend its exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect the Piedmont Group's business in the future. Due to the continually evolving nature of COVID-19, the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Piedmont Group in future periods and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. As a result, the Directors are unable to estimate the potential impact on the Piedmont Group's future operations.

7.10 Recent Share price history

Summarised below is the closing price of Piedmont's Shares on ASX during the 3-month period from 1 December 2020 to 1 March 2021:



Piedmont Shares (ASX:PLL)
Share Closing Price on ASX (AUD)
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1-Dec-20
8-Dec-20
15-Dec-20
22-Dec-20
29-Dec-20
5-Jan-21
12-Jan-21
19-Jan-21
26-Jan-21
2-Feb-21
9-Feb-21
16-Feb-21
23-Feb-21

Figure 1: Trading history of Shares on ASX

Set out below is a summary of recent trading history of Piedmont's Shares on ASX as 1 March 2021, being the last practicable date prior to the date of this Scheme Booklet:

(a) the last recorded traded price of Shares on the ASX was A$0.865;

(b) the one-month VWAP of Shares on ASX was A$0.73;

(c) the two-month VWAP of Shares on ASX was A$0.65;

(d) the three-month VWAP of Shares on ASX was A$0.60;

(e) the highest recorded traded price of Shares on ASX in the previous 3 months was A$0.89 on 1 March 2021; and

(f) the lowest recorded traded price of Shares on ASX in the previous 3 months was A$0.33 on 15 and 16 December 2020.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 38

Summarised below is the closing price of Piedmont's ADSs, each representing 100 Shares, on Nasdaq during the 3-month period from 1 December 2020 to 1 March 2021:



Piedmont ADSs (NASDAQ:PLL)
ADS Clsoing Price on Nasdaq (USD)
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$-
1-Dec-20
8-Dec-20
15-Dec-20
22-Dec-20
29-Dec-20
5-Jan-21
12-Jan-21
19-Jan-21
26-Jan-21
2-Feb-21
9-Feb-21
16-Feb-21
23-Feb-21

Figure 2: Trading history of ADS on Nasdaq

Set out below is a summary of recent trading history of Piedmont's ADSs, each representing 100 Shares, on Nasdaq as at 1 March 2021, being the last practicable date prior to the date of this Scheme Booklet:

(a) the last recorded traded price of ADSs on Nasdaq was US$73.73;

(b) the one-month VWAP of ADSs on Nasdaq was US$58.40;

(c) the two-month VWAP of ADSs on Nasdaq was US$50.14;

(d) the three-month VWAP of ADSs on Nasdaq was US$44.26;

(e) the highest recorded traded price of ADSs on Nasdaq in the previous 3 months was US$79.11 on 1 March 2021; and

(f) the lowest recorded traded price of ADSs on Nasdaq in the previous 3 months was US$23.56 on 2 December 2020.

The current price of Shares on ASX can be obtained from the ASX website (www.asx.com.au) or the Company's website (www.piedmontlithium.com/).

7.11 Piedmont issued securities

At 1 March 2021, Piedmont had the following securities on issue:

- 1,397,433,203 Shares;
- 39,950,000 Options; and
- 6,000,000 Performance Rights.

7.12 Dividend Policy

The Board does not currently pay any dividends to its Shareholders. Any decision to declare and pay dividends will be made at the discretion of the Board and will depend on, among other things, Piedmont's results of operations, financial condition, solvency and distributable reserves tests imposed by law and such other factors that the Board may consider relevant.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET
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7.13 Disclosure of interests

Except as otherwise provided in this Scheme Booklet, no:

(a) Director, Piedmont US Director or proposed director of Piedmont US;

(b) person named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet for on behalf of Piedmont or Piedmont US; or

(c) promoter, stockbroker or underwriter of Piedmont, Piedmont US or the Merged Group,

(together the **Interested Persons**) holds, or held at any time during the two years before the date of this Scheme Booklet any interests in:

(d) the formation or promotion of Piedmont, Piedmont US or the Merged Group;

(e) property acquired or proposed to be acquired by Piedmont, Piedmont US or the Merged Group in connection with the formation or promotion of Piedmont, Piedmont US or the Merged Group; or

(f) the offer of Scheme Consideration under the Scheme.

7.14 Disclosure of fees and other benefits

Except as otherwise disclosed in this Scheme Booklet, Piedmont and Piedmont US have not paid or agreed to pay any fees, or provided or agreed to provide any benefit:

(a) to a Director, Piedmont US Director or proposed director of Piedmont US to induce them to become or qualify as a director of Piedmont US; or

(b) for services provided by any Interested Persons in connection with:

   (i) the formation or promotion of Piedmont US or the Merged Group; or

   (ii) the offer of Scheme Consideration under the Scheme.

7.15 Publicly available information

As an ASX listed company and a 'disclosing entity' for the purposes of section 111AC(1) of the Corporations Act, Piedmont is subject to regular reporting and disclosure obligations. Broadly, these require it to announce price sensitive information to ASX as soon as it becomes aware of the information, subject to exceptions for certain confidential information.

Piedmont's most recent announcements are available on the Piedmont website at: https://www.piedmontlithium.com/.

ASX maintains files containing publicly available information about entities listed on its exchange. Piedmont's files are available for inspection at Piedmont's registered office during normal business hours and are available on the ASX website at www.asx.com.au.

Additionally, copies of documents lodged with ASIC in relation to Piedmont may be obtained from or inspected at an ASIC service centre. Please note, ASIC may charge a fee in respect of such services.

The following documents are available for inspection free of charge prior to the Scheme Meeting during normal business hours at the registered office of Piedmont:

(a) Piedmont's constitution;

(b) Piedmont's annual report for the year ended 30 June 2020; and

(c) Piedmont's public announcements.

The annual report and public announcements are available at Piedmont's website at https://www.piedmontlithium.com/.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET
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 7.16 Agreements with Sayona Mining Limited(a) Subscription AgreementOn 10 January 2021, Piedmont entered into a subscription agreement with Sayona Mining (Subscription Agreement). Pursuant to the terms of the Subscription Agreement, Piedmont completed the acquisition of a 9.9% interest in Sayona Mining in consideration for the payment of approximately US$3.1 million in cash.Piedmont received 336,207,043 securities at a subscription price of US$0.0092 per share (aggregate of US$3,093,104.80).For so long as Piedmont holds voting power of at least 9% in Sayona Mining:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 41  (i)  Piedmont will have the right to appoint one person as a non-executive director of Sayona Mining and is able to nominate another director if that director is not re-elected at an annual general meeting of Sayona Mining;  (ii)  Sayona Mining must not issue shares (other than a pro-rata offer of shares to all shareholders on the same terms in which Piedmont is entitled to participate) without Piedmont's prior written consent; and  (iii)  Sayona Mining will provide Piedmont with at least 10 days' notice of any future equity offer by Sayona Mining. If Piedmont wishes to participate in that equity offer, the parties will negotiate in good faith to identify whether Sayona Mining will agree to such participation (during which time Sayona Mining must not issue or agree to issue any equity securities).  Pursuant to the terms of the Subscription Agreement, Sayona Mining also issued Piedmont one Tranche A convertible note and one Tranche B convertible note in consideration for the payment of approximately$US3.9 million in cash. On conversion, the Tranche A and Tranche B convertible notes will convert into shares representing 10.0% of Sayona Mining’s issued capital.Piedmont received one unsecured Tranche A convertible note (convertible into 342,873,866 shares) and one unsecured Tranche B convertible note (convertible into 81,000,000 shares, subject to Sayona Mining shareholder approval) at a conversion price of US$0.0092 per share for a term of 5 years. The subscription price and face value for Tranche A is US$3,154,439.57 and Tranche B is US$746,120.00.There is no interest payable on the convertible notes if the convertible notes are converted as a result of Piedmont issuing a conversion notice.Piedmont can convert the convertible notes at any time during the Term. Piedmont must immediately issue a conversion notice if completion occurs under the Share Sale Agreement (detailed in section 7.16(b)) (and Sayona Mining shareholder approval has been obtained in relation to the conversion of the Tranche B convertible notes).Piedmont may assign its rights under the Subscription Agreement to any of its related bodies corporate without prior written consent of Sayona Mining.  (b)  Share Sale Agreement  On 10 January 2021, Piedmont entered into a share sale agreement with Sayona Mining to acquire a 25% interest in Sayona Quebec Inc. which holds the rights to the Authier and Tansim lithium projects (Share Sale Agreement). The consideration for the purchase of the 25% in Sayona Quebec under the Share Sale Agreement is US$5,006,335.64.Completion of the Share Sale Agreement is conditional on the following conditions precedent which are for the benefit of Piedmont and can only be waived by Piedmont:  (i)(ii)  no breach by Sayona Mining of the Subscription Agreement;Sayona Mining shareholder approval being obtained for the conversion of Tranche B convertible note;completion of due diligence to the satisfaction of Piedmont;execution of a shareholders agreement in relation to Sayona Quebec;no material adverse change has occurred in respect of Sayona Quebec or its business, properties, assets, mining claims or projects; and  (iii)(iv)(v)

(vi) other customary conditions.

Piedmont may terminate the Share Sale Agreement if:

(i) a condition precedent is not satisfied or waived or becomes incapable of satisfaction;

(ii) a holder of an encumbrance takes possession of the whole or substantial part of the undertaking and property of Sayona Mining or Sayona Quebec;

(iii) an insolvency event has occurred in respect of Sayona Mining or Sayona Quebec;

(iv) a material adverse change has occurred in respect of Sayona Quebec or its business, properties, assets, mining claims or projects;

(v) a breach of the seller warranties and representations has occurred; or

(vi) Sayona Mining is in breach of an obligation under the agreement and has not rectified that breach within five business days.

Sayona Mining may terminate the Share Sale Agreement if:

(i) an insolvency event has occurs occurred in respect of Piedmont; or

(ii) Piedmont is in breach of an obligation under the Share Sale Agreement and has not rectified that breach within five business days.

(c) Concentrate Purchase Agreement

On 9 January 2021, Piedmont entered into a spodumene concentrate purchase agreement with Sayona Quebec (**Purchase Agreement**). Pursuant to the terms of the Purchase Agreement, Sayona Quebec has agreed to supply Piedmont with the greater of 60,000 dry metric tonnes per annum or 50% of Sayona Quebec's spodumene concentrate production for the life of the mine.

The spodumene concentrate must contain 6.0% Li_2O grade (dry basis) with less than 1.5% Fe_2O_3 content (dry basis) and less than 12.0% total moisture.

The price of spodumene concentrate supplied under the Purchase Agreement will be determined by reference to market pricing (based on an average price for CIF China price (US$) for 6.0% SC6 dry basis) and subject to a price floor of US$500 per tonne and a price ceiling of US$900 per tonne on a delivered basis to Piedmont's proposed Chemical Plant.

The Purchase Agreement is subject to the parties agreeing a start date by 31 December 2021 for product deliveries between July 2023 and July 2024, based on the parties' respective development schedules.

17. Litigation

The Piedmont Group is not currently subject to any litigation proceedings.

18. Further information

For risks associated with the Scheme, refer to Section 9.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 42

8 Information about Piedmont US and the Merged Group

8.1 Overview of Piedmont US and the Merged Group

Piedmont US was incorporated on 3 December 2020 in the State of Delaware, under the Delaware General Corporation Law, for the purposes of the Scheme. The rights of Piedmont US Shareholders (and accordingly Piedmont US CDI holders) are primarily governed by the Delaware General Corporation Law and the Piedmont US Charter Documents.

Piedmont US was incorporated for the sole purpose of re-domiciling the parent company in the Piedmont Group in the US under the Proposed Transaction. As a result, prior to implementation of the Proposed Transaction, Piedmont US has not conducted and will not conduct any business other than performing the acts which are detailed in this Scheme Booklet.

If the Scheme is implemented, all of the Piedmont US CDIs will be held by the Scheme Participants in the same percentages as their existing holdings in Piedmont, subject to the provisions of the Scheme dealing with Ineligible Foreign Holders and Non-Electing Small Parcel Holders. Piedmont US will, in turn, become the holder of all of the Shares in Piedmont.

Accordingly, if the Scheme is implemented, Piedmont US's business will consist entirely of the business of Piedmont, and Piedmont will become a wholly owned subsidiary of Piedmont US.

8.2 Registered foreign company

In order to be able to carry on business in Australia and be listed on ASX, Piedmont US will be registered as a foreign company under the Corporations Act as soon as practicable after the date of this Scheme Booklet. Piedmont US intends to appoint Mr. Gregory Swan, Piedmont's current Company Secretary, as the local agent of Piedmont US. Piedmont will continue to maintain its registered office at Level 9, 28 The Esplanade, Perth WA 6000.

Being registered as a foreign company in Australia requires that Piedmont US file its annual accounts with ASIC and comply with various other notification requirements (for example, notifying ASIC of the appointment and resignation of directors or changes to constituent documents). In addition, Piedmont US will be required to comply with the applicable continuous disclosure provisions contained in the Listing Rules (assuming Piedmont US CDIs become quoted on ASX).

As Piedmont US is not established in Australia, its general corporate activities (other than any offering of securities in Australia) are not regulated by the Corporations Act or by ASIC, but instead are governed by the corporate law of the State of Delaware and the securities laws of the United States, including the rules and regulations promulgated by the US Securities and Exchange Commission.

8.3 Corporate structure of the Merged Group

The following table describes the Merged Group's structure immediately following implementation of the Proposed Transaction

Name	Country of Incorporation	Equity Interest
Parent entity:		
Piedmont Lithium Inc.	USA	
Controlled entities:		
Piedmont Lithium Limited	Australia	100%
Lantern Resources Pty Ltd	Australia	51%
Piedmont Lithium Carolinas, Inc.	USA	100%
Gaston Land Company, LLC	USA	100%

8.4 Board and Management of Piedmont US

As at the date of this Scheme Booklet, the Piedmont US Board comprises:

(a) Keith D Phillips – Director, President and CEO

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 43

 (b) Jeff Armstrong – DirectorIt is proposed that, conditional on the implementation of the Scheme, the persons currently serving as directors of Piedmont will be appointed as directors of Piedmont US. Details of these individuals can be found in Section 7.4.It is proposed that the directors and senior management of Piedmont US will be engaged on substantially similar terms as they are currently engaged with Piedmont, except US-based Bruce Czachor will replace Australia- based Greg Swan as Company Secretary.The Company has engaged an external U.S. remuneration consultant to review the compensation of directors and senior management and make recommendations on the alignment of compensation with the Company’s business strategies and compensation of similar U.S. companies. Compensation changes may be implemented as a result of these recommendations.See Section 7.4 for details of senior management of Piedmont who, other than Greg Swan, will continue in the same role with Piedmont US.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 44  8.5  Management of the Merged Group  The management personnel of the Merged Group will be the same as the management personnel of Piedmont as detailed in section 7.4, with the exception of Greg Swan who will be replaced as company secretary by Bruce Czachor.  8.6  Capital Structure  Until implementation of the Scheme, Piedmont US will not have issued any shares.Based on the capital structure of the Company as at 1 March 2021, the capital structure of Piedmont US immediately following implementation of the Proposed Transaction will be as set out in the following table:  Shares  Number  Piedmont US Shares of common stock  100,000,000 shares of common stock authorised and estimated 13,974,332 outstanding1  Piedmont US Shares of preferred stock  10,000,000 shares of preferred stock authorised and nil outstanding  Piedmont US Options  estimated 399,500  Piedmont US Performance Rights  estimated 60,000  Notes:1. Subject to the Sale Facility, discussed at Section 5.5, and subject to rounding.  8.7  Choice of Jurisdiction  The Board considers that the State of Delaware is an appropriate jurisdiction for the domicile of Piedmont US. More than 50% of the public companies listed on Nasdaq and NYSE are incorporated in Delaware. In 2019, more than 60% of the Fortune 500 were incorporated in Delaware. In addition, Delaware provides a well- developed body of law defining the fiduciary duties and decision-making processes expected of boards of directors in a variety of contexts, including evaluating potential and proposed corporate takeover offers and business combinations.Piedmont’s aim is to redomicile the Piedmont Group to the United States and obtain the advantages of Piedmont US being a US company. Piedmont US has adopted a customary form of by-laws for a Delaware corporation that it believes is appropriate for a Nasdaq-listed company. A description of a number of the key differences between the Australian and Delaware corporate legal regimes and their implications for Shareholders of Piedmont US is set out at Annexure G of this Scheme Booklet.  8.8  Piedmont US Shares  Piedmont US Shares will generally confer the same rights as Shares. Certain differences exist due to the fact that:  (a)  Piedmont US Shares will have shareholder rights governed by different corporate documents and different laws than those governing the Shares. The primary corporate documents governing Piedmont

 US shareholder rights will be Piedmont US's Charter Documents, rather than Piedmont's constitution. The primary laws governing Piedmont US shareholder rights will be the corporate law of the State of Delaware and the US federal securities law, rather than Australian law.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 45  (b)  Piedmont US will not be governed by the Corporations Act (with the exceptions of some provisions of the Corporations Act as a result of its registration as a foreign company in Australia) and other applicable Australian laws by which Piedmont is currently governed. Piedmont US will be subject to the Delaware General Corporation Law.  Notwithstanding these differences, Piedmont US and Piedmont US Shares (to be traded on ASX as Piedmont US CDIs) will be subject to the Listing Rules, to which Piedmont and the Piedmont Shares are currently subject (except for any waivers obtained by Piedmont US).Key differences between the rights of the Piedmont US Shares and the Piedmont Shares and further details on the differences between Piedmont US's and Piedmont's governing documents and governing laws are set out in Annexure G.  8.9  Summary of the Piedmont US Charter Documents and Rights of Piedmont US Shareholders  Piedmont US is incorporated under the laws of the State of Delaware and the rights of shareholders will be governed by the laws of the State of Delaware, including the Delaware General Corporation Law, the Piedmont US Amended and Restated Certificate of Incorporation and the Piedmont US Amended and Restated Bylaws.(a) Common StockThe Piedmont US Amended and Restated Certificate of Incorporation will authorise the issuance of up to 100,000,000 shares of common stock.Shareholders will be entitled to one vote per share on all matters submitted to a vote of shareholders, and the Piedmont US Amended and Restated Certificate of Incorporation will not provide for cumulative voting in the election of directors. Shareholders will receive pro-rata any dividends declared by the Piedmont US Board out of funds legally available. In the event of the liquidation, dissolution or winding- up of Piedmont US, shareholders will be entitled to share pro-rata in all assets remaining after payment of, or provision for, any liabilities.  (b)  Preferred Stock  Under the Piedmont US Amended and Restated Certificate of Incorporation, the Piedmont US Board will have the authority, without further action by shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of preferred stock of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of preferred stock of any such series.The Piedmont US Board may authorise the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of shareholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of Piedmont US's common stock and the voting and other rights of shareholders.  (c)  Board structure  Classified Piedmont US Board: The Piedmont US Charter Documents will establish a classified Piedmont US Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms.Election and removal of directors: The Piedmont US Charter Documents will provide that directors will be elected by a plurality vote. Directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all shareholders would be entitled to cast in an annual election of directors.Number of directors: The Piedmont US Charter Documents will provide that the number of directors on the Piedmont US Board will be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorised.

 Piedmont US Board vacancies: Unless otherwise provided by law or the Piedmont US Charter Documents, any newly created directorship or any vacancy occurring in the Piedmont US Board for any cause may be filled by a majority of the remaining members of the Piedmont US Board, even if such majority is less than a quorum, or by a sole remaining director (and not by shareholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.Piedmont US Board committees: The Piedmont US Board may designate one or more committees, each consisting of one or more directors. Except as otherwise required by law or the Piedmont US Charter Documents, any such committee, to the extent provided in the resolution of the Piedmont US Board establishing such committee, may exercise all the powers and authority of the Piedmont US Board in the management of the business and affairs of Piedmont US. Standing committees of the Piedmont US Board will consist of an audit committee, a compensation committee, and a nominating and corporate governance committee.Special meetings of the Piedmont US Board: Special meetings of the Piedmont US Board may be called at any time by the Chairman of the Piedmont US Board, the Chief Executive Officer, or a majority of the directors then in office.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 46  (d)  Director liability and indemnification  Limitation of liability of directors and officers: To the fullest extent permitted by the Delaware General Corporation Law, a director of Piedmont US will not be personally liable to Piedmont US or its shareholders for monetary damages for breach of fiduciary duty owed to Piedmont US and its shareholders.Indemnification of directors and officers: Piedmont US will indemnify any person for any proceeding by reason of being a director or officer of Piedmont US or, while a director or officer, is or was serving at the request of Piedmont US as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorised by the Piedmont US Board. The right to indemnification covers all expense, liability and loss actually and reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by Piedmont US the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, provided, however, that an advancement of expenses will be made only upon delivery to Piedmont US of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.  (e)  Shareholder meetings  Notice of shareholder meetings: Written notice stating the place, if any, date and time of each meeting of shareholders, the record date for determining shareholders entitled to vote at the meeting (if such date is different from the record date for shareholders entitled to notice of the meeting), the means of remote communications, if any, by which shareholders and proxyholders may be deemed to be present in person and vote at such meeting, if the meeting is to be held solely by means of remote communications, the means for accessing the list of shareholders, and, in case of a special meeting, the purpose or purposes for which the meeting is called will, unless otherwise provided by law or the Piedmont US governing documents, be delivered not less than 10 nor more than 60 days before the date of the meeting, to each shareholder entitled to vote at such meeting as of the record date for determining shareholders entitled to notice of the meeting.Shareholder proposals: No business may be transacted at an annual meeting of shareholders, other than business that is either: (i) specified in the Piedmont US notice of meeting delivered pursuant to the Piedmont US Amended and Restated Bylaws; (ii) properly brought before the annual meeting by or at the direction of the Piedmont US Board; or (iii) otherwise properly brought before the annual meeting by any shareholder of Piedmont US who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a shareholder of record at the time such notice is delivered to the Secretary of Piedmont US.Requirements for advance notification of shareholder proposals: The Piedmont US Amended and Restated Bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. A shareholder must: (i) give timely notice thereof in proper written form to the Secretary of Piedmont US; and (ii) the business must be a proper matter for shareholder action. To be timely, a shareholder’s notice must be received by the Secretary at the principal executive offices of Piedmont US not less than 90 or more than 120 days before the meeting. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a shareholder’s notice. Additionally, a shareholder must provide information pursuant to the advance notice provisions in the Piedmont US Amended and Restated Bylaws.Shareholder nominations of candidates for election as directors: Nominations of persons for election to the Piedmont US Board may be made at an annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors as set forth in the Piedmont US notice of such special meeting: (i) by or at the direction of the Piedmont US Board; or (ii) by any shareholder of Piedmont US who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Piedmont US Amended and Restated Bylaws and who is a shareholder of record at the time such notice is delivered to the Secretary of Piedmont US.Requirements of advance notice for shareholder nominations: For a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of Piedmont US: (i) in the case of an annual meeting, not later than the close of business not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or, if the number of directors to be elected to the Piedmont US Board is increased and the first public announcement naming all of the nominees for directors or specifying the size of the increased Piedmont US Board is less than 10 days prior to the last day a shareholder may deliver a notice in accordance with the above, the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made; and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by Piedmont US. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice. Additionally, a shareholder must provide information pursuant to the advance notice provisions in the Piedmont US Amended and Restated Bylaws.No shareholder ability to call special meetings: The Piedmont US Charter Documents provide that only the Piedmont US Board may be able to call special meetings of shareholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders.  less than two-thirds of the outstanding shares entitled to vote on the amendment, voting together  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  51  (f)  Other provisions with anti-takeover effects  Issuance of undesignated preferred stock: Under the Piedmont US Amended and Restated Certificate of Incorporation, the Piedmont US Board will have the authority, without further action by shareholders, to issue undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Piedmont US Board. The existence of authorised but unissued shares of preferred stock enables the Piedmont US Board to make it more difficult to attempt to obtain control of Piedmont US by means of a merger, tender offer, proxy contest or otherwise.No written consent of shareholders: The Piedmont US Amended and Restated Certificate of Incorporation will provide that all shareholder actions be taken by a vote of shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting.Amendments to certificate of incorporation and bylaws: Any amendment to the Piedmont US Amended and Restated Certificate of Incorporation will be required to be approved by a majority of the Piedmont US Board as well as, if required by law or the Piedmont US Amended and Restated Certificate of Incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to Piedmont US Board classification, shareholder action, certificate amendments, and liability of directors must be approved by not as a single class. Any amendment to the Piedmont US Amended and Restated Bylaws will be required to be approved by either a majority of the Piedmont US Board or not less than two- thirds of the outstanding shares entitled to vote on the amendment, voting together as a single class.Section 203 opt-out: Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested shareholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested shareholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. Piedmont US has elected to opt out of Section 203. See Annexure G for more information regarding takeover provisions in US law.These provisions are designed to enhance the likelihood of continued stability in the composition of the Piedmont US Board and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of Piedmont US and to reduce its vulnerability to an unsolicited acquisition proposal. These provisions are also designed to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for Piedmont US Shares and, as a consequence, they may also reduce fluctuations in the market price of Piedmont US Shares that could result from actual or rumoured takeover attempts.  Piedmont US will become subject to the reporting requirements of the Exchange Act and will be required to file  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  52  (g)  Exclusive forum selection clause  The Piedmont US Amended and Restated Certificate of Incorporation will provide that, unless Piedmont US consents in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by law for: (1) any derivative action or proceeding brought on behalf of Piedmont US;(2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to Piedmont US or its shareholders; (3) any action asserting a claim against Piedmont US or any directoror officer or other employee arising pursuant to the Delaware General Corporation Law; (4) any action to interpret, apply, enforce or determine the validity of the Piedmont US Amended and RestatedCertificate of Incorporation or the Piedmont US Amended and Restated Bylaws; or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, the Piedmont US Amended and Restated Certificate of Incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the US Securities Act, but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934. These provisions may have the effect of discouraging lawsuits against Piedmont US or its directors or officers. Although the Piedmont USAmended and Restated Certificate of Incorporation contains the choice of forum provisions described above, it is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.Changes in financial reporting and reporting obligationsIf the Scheme proceeds, a different financial reporting regime will apply with respect to Piedmont US’s accounts. Piedmont US will not report under IFRS as Piedmont did, but will instead report in accordance with US Generally Accepted Accounting Principles (US GAAP).Piedmont’s board of directors considers there is no reason to believe that there would be a material difference in reported results under the different accounting principles. The Board believes users of the accounts will continue to understand the content of the accounts after Piedmont changes from reporting under IFRS to reporting under US GAAP.Financial reporting under US GAAP would be similar to that under IFRS, although several items would be classified differently and the required reporting timetable will be different.A detailed comparison of the financial reporting regimes in the US and Australia and how these differences may affect Piedmont’s accounts is set out in Annexure H. Piedmont Shareholders should note that the comparison in Annexure H is not an exhaustive statement of all relevant financial reporting principles and is intended as a general guide only.Reporting obligations of Piedmont US following implementation of the Proposed TransactionIn connection with the implementation of the Scheme and the listing of Piedmont US Shares on Nasdaq, annual, quarterly and current reports, proxy statements and other information with the SEC in addition to its reporting requirements under the Nasdaq listing rules. Affiliates of Piedmont US will also be subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

Piedmont US will also remain subject to the Listing Rules, other than for any waivers obtained by Piedmont US (see Section 12.15 for further information). Piedmont currently reports its exploration results and mineral resources in accordance with the JORC Code. For so long as Piedmont US is listed on ASX, the Merged Group will continue to comply with the JORC Code reporting requirements.

12. Use of funds

No funds are being raised pursuant to the Scheme.

13. Escrow

The Scheme Consideration will not be subject to escrow restrictions.

14. Employee incentive scheme

In connection with the re-domicile, the board of directors of Piedmont US will adopt the Piedmont Lithium Inc. Stock Incentive Plan (the **Stock Plan**). If the Scheme is implemented, holders of Options and Performance Rights issued by Piedmont will receive, under the Stock Plan, one option and one performance right (respectively) in Piedmont US for every 100 Options and 100 Performance Rights cancelled and on terms which mirror, to the extent possible, their existing Options and Performance Rights in Piedmont (respectively).

The following summary of the Stock Plan is qualified in its entirety by the specific language of the Stock Plan. The Stock Plan will be on substantially similar terms to Piedmont's current employee incentive plan. A copy of the Stock Plan can be obtained by contacting Piedmont. All capitalised terms used in this Section 8.14 are as defined in the Stock Plan unless otherwise stated.

(a) General

The purpose of the Stock Plan is to assist Piedmont US in securing and retaining the services of eligible award recipients to provide incentives to employees, directors and consultants and promote the long-term financial success of Piedmont US and thereby increase stockholder value. The Stock Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and incentive bonuses.

(b) Authorised Shares

Subject to adjustment provisions in the Stock Plan, the maximum aggregate number of shares authorised for issuance under the Stock Plan is 3,000,000 shares of common stock of Piedmont US (the **Share Reserve**), and such shares shall consist of authorised but unissued or reacquired shares or any combination thereof.

(c) Share Counting

If an award granted under the Stock Plan expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the Stock Plan (unless the Stock Plan has been terminated). With respect to stock appreciation rights, only shares actually issued pursuant thereto will cease to be available under the Stock Plan; all remaining shares under stock appreciation rights will remain available for future grant or sale under the Stock Plan (unless the Stock Plan has been terminated). Shares that have actually been issued under the Stock Plan under any award will not be returned to the Stock Plan and will not become available for future distribution under the Stock Plan; provided, however, that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by us or are forfeited to us due to the failure to vest, such shares will become available for future grant under the Stock Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Stock Plan. To the extent an award under the Stock Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Stock Plan.

(d) Certain Adjustments

In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalisation, stock split, reverse stock split, reorganisation, merger, consolidation,

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 split-up, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, or other change in corporate structure affecting the common stock of Piedmont US occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Stock Plan, will adjust the number and class of shares that may be delivered under the Stock Plan and/or the number, class, and price of shares covered by each outstanding award. In the event of a proposed dissolution or liquidation of Piedmont US, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 50  (e)  Other Award Limits  To comply with applicable tax rules, the Stock Plan limits the number of shares that may be issued upon the exercise of incentive stock options granted under the Stock Plan to 3,000,000.  (f)  Administration  The Board of Directors of Piedmont US or a committee thereof has the authority to administer the Stock Plan, provided that different committees may administer the Stock Plan with respect to different groups of participants. The administrator’s authority includes the powers to, in its discretion: (i) to prescribe, amend and rescind rules and regulations relating to the Stock Plan and to define terms not otherwise defined therein; (ii) determine the employees, directors and consultants to whom awards may be granted; (iii) determine the number of shares to be covered by each award; (iv) approve forms of award agreements for use under the Stock Plan; (v) determine the terms and conditions, not inconsistent with the terms of the Stock Plan, of awards, including, but not limited to, the exercise price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto, based in each case on such factors as the administrator determines; (vi) construe and interpret the terms of the Stock Plan and awards granted thereunder; (vii) modify or amend each award, subject to the terms of the Stock Plan, including but not limited to discretionary authority to extend the post-termination exercise period of awards, to extend the maximum term of an option, subject to the provisions of the Stock Plan and to accelerate, in whole or in part, the vesting of an award; (viii) determine the manner in which participants may satisfy tax withholding obligations in accordance with the provisions of the Stock Plan; (ix) authorise any person to execute on Piedmont US’s behalf any instrument required to effect the grant of an award previously granted by the administrator; and (x) make all other determinations deemed necessary or advisable for administration of the Stock Plan. The administrator’s decisions, determinations and interpretations are final and binding on all participants and any other holders of awards under the Stock Plan.  (g)  EligibilityAwards may be granted to employees, directors and other service providers of Piedmont US or any present or future parent or subsidiary corporation or other affiliated entity of Piedmont US. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of Piedmont US or any parent or subsidiary corporation of Piedmont US.  (h)  Stock Options  A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price for an incentive stock option may not be less than the fair market value of the stock subject to the option on the date the option is granted (or less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of Piedmont US or any affiliate, a “Ten Percent Stockholder”). Options will not be exercisable after the expiration of ten years from the date of grant (or five years, in the case of an incentive stock option issued to a Ten Percent Stockholder). Each award agreement will set forth the number of shares subject to each option, the vesting terms and the acceptable form of consideration for exercising an option, including the method of payment. As the administrator determines, such consideration may consist entirely of cash, check, promissory note, to the extent permitted by applicable laws, shares of common stock, cashless exercise, net exercise, such other consideration and method of payment to the extent permitted by applicable laws or any combination of the foregoing.  (i)  Stock Appreciation RightsA stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash or shares of common stock or a combination thereof, as determined by the administrator, value equal to or otherwise based on the excess of: (i) the fair market value of a specified number of shares at the time of exercise; or (ii) the exercise price of the right, as established by the administrator on the date of grant. Upon exercising a SAR, a participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, and other terms and conditions of any SAR will be as set forth in the award agreement.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 51  (j)  Restricted Stock and Restricted Stock Units  Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the administrator deems appropriate. Restricted stock units, or RSUs, are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as the administrator deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents. Generally, unless the administrator provides otherwise, holders of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such shares, provided that if any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.  (k)  Incentive Bonuses  Incentive bonuses are awards payable in cash or shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the administrator deems appropriate. Each award document evidencing a grant of an incentive bonus will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, the right to receive dividends or dividend equivalents.  (l)  Performance Awards  The administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of common stock, RSUs, or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an award under the Stock Plan. A performance award may be identified as “performance share”, “performance equity”, “performance unit” or other such term as chosen by the administrator.  (m)  Transferability of Awards  Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant only by the participant.  (n)  Change in Control  Unless provided otherwise in an award agreement or other written agreement between a participant and Piedmont US or an affiliate or by the Piedmont US board of directors at the time of grant of an award, in the event of a Change in Control (as defined in the Stock Plan) the following shall occur:  (i)(ii)  the vesting of all options and stock appreciation rights shall accelerate;in the case of any award subject to performance-based vesting or criteria, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such award shall immediately lapse and the participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the administrator; andthe vesting of all restricted stock and RSUs shall accelerate and all restrictions to which such award are subject shall lapse.  (iii)  (o)  Withholding  Prior to the delivery of any shares or cash pursuant to an award, Piedmont US will have the power and right to deduct or withhold from any and all payments made under the Stock Plan, or to require the participant to remit to Piedmont US an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the participant’s Federal Insurance Contributions Act obligations), if any, required by law to be withheld by Piedmont US with respect to an award or the shares acquired pursuant thereto.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 52  (p)  Termination and Amendment, Term  The Piedmont US board of directors may at any time amend, alter, suspend or terminate the Stock Plan, provided that stockholder approval will be obtained for any Stock Plan amendment to the extent necessary and desirable to comply with applicable laws. No amendment, alteration, suspension or termination of the Stock Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator. Termination of the Stock Plan will not affect the administrator’s ability to exercise the powers granted to it under the Stock Plan with respect to awards granted under the Stock Plan prior to the date of such termination. The Stock Plan became effective upon its adoption by the Piedmont US board of directors and, unless sooner terminated, will continue in effect for a term of 10 years from the later of: (a) the effective date of the Stock Plan; or (b) the earlier of the most recent board of directors or stockholder approval of an increase in the number of shares reserved for issuance under the Stock Plan.8.15 Summary of Piedmont US Options(a) EntitlementSubject to the Piedmont US Board determining otherwise prior to an offer, each vested Piedmont US Option entitles the participant holding the Piedmont US Option to subscribe for, or to be transferred, one Piedmont US Share on payment of the exercise price (if any).  (b)  Exercise Period  The exercise period and expiry date for Piedmont US Options will be as determined by the Piedmont US Board in its sole and absolute discretion.  (c)  Conditions for Vesting and Exercise  The Piedmont US Board will determine prior to an offer being made and specify in the offer any performance criteria and/or vesting conditions attaching to the Piedmont US Options.Piedmont US Options will only vest and be exercisable if the applicable performance criteria and/or vesting conditions (if any) have been satisfied, waived by the Piedmont US Board, or are deemed to have been satisfied under the Stock Plan.In the event of a liquidity event, the Piedmont US Board in its absolute discretion may waive any vesting or exercise criteria in respect of some or all Piedmont US Options held by a participant.  (d)  Method of ExerciseFollowing the vesting of the Piedmont US Option or any portion thereof, the Piedmont US Option is exercisable by the participant within the exercise period specified by the Piedmont US Board in the offer, subject to the participant delivering to the registered office of Piedmont US or such other address as determined by the Piedmont US Board:  (i)(ii)  a notice of exercise; andsubject to the cashless exercise option, a cheque or cash or such other form of payment determined by the Piedmont US Board in its sole and absolute discretion as satisfactory for the amount of the exercise price (if any).  (e)  No Issue Unless Cleared Funds  Where a cheque is presented as payment of the exercise price on the exercise of Piedmont US Options, Piedmont US will not, unless otherwise determined by the Piedmont US Board, allot and issue or transfer Piedmont US Shares until after any cheque delivered in payment of the exercise price has been cleared by the banking system.  (f)  Cashless Exercise of Piedmont US Options  Subject to the below paragraph, a participant may elect to pay the exercise price for each Piedmont US Option by setting off the total exercise price against the number of Piedmont US Shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the holder will receive Piedmont US Shares to the value of the surplus after the exercise price has been set off.

If the participant elects to use the Cashless Exercise Facility, the participant will only be issued that number of Piedmont US Shares (rounded down to the nearest whole number) as is equal in value to the difference between the total exercise price otherwise payable for the Piedmont US Options on the Piedmont US Options being exercised and the then market value of the Shares at the time of exercise calculated in accordance with the following formula:

S = O x (MSP - EP) MSP

Where:

S = Number of Piedmont US Shares to be issued on exercise of the Piedmont US Options

O = Number the Piedmont US Options being exercised

MSP = Market value of the Piedmont US Shares calculated using the volume weighted average of the Piedmont US Shares on ASX for the 5 trading days immediately prior to (and excluding) the date of the notice of exercise

EP = Exercise Price

If the difference between the total exercise price otherwise payable for the Piedmont US Options on the Piedmont US Options being exercised and the then market value of the Piedmont US Shares at the time of exercise (calculated in accordance with the formula above) is zero or negative, then a participant will not be entitled to use the Cashless Exercise Facility.

The Piedmont US Board may also make available a Cashless Exercise Facility pursuant to which the exercise price is paid through an irrevocable commitment by a broker to pay over such amount from a sale of the Piedmont US Shares the participant is entitled to receive upon exercise.

(g) **Minimum Exercise**

Piedmont US Options must be exercised in multiples of one hundred (100) unless fewer than one hundred (100) Piedmont US Options are held by a participant or the Piedmont US Board otherwise agrees.

(h) **Tax Withholding**

To the extent applicable, Piedmont US shall have the right to withhold from the participant's compensation or to require the participant to remit sufficient funds to satisfy applicable withholding tax obligations upon the exercise of the Piedmont US Options. A participant may, in order to fulfill the withholding obligation, make payment in any manner permitted under the Stock Plan. Piedmont US shall be authorised to take any such action as may be necessary to satisfy its obligations for payment of such taxes and shall not issue any Piedmont US Shares upon exercise of the Piedmont US Option until any required tax withholding is satisfied.

(i) **Piedmont US Shares Issued on Exercise**

Shares issued on the exercise of the Piedmont US Options rank equally with all existing Piedmont US Shares, including those Piedmont US Shares issued, directly, under the Stock Plan.

(j) **Adjustment for Reorganisation**

If there is any reorganisation of the issued share capital of Piedmont US, the terms of Piedmont US Options and the rights of the participant who holds such Piedmont US Options will be varied, including an adjustment to the number of Piedmont US Options and/or the exercise price (if any) applicable to Piedmont US Options, in accordance with the Listing Rules that apply to the reorganisation at the time of the reorganisation.

(k) **Participant in New Issues and Other Rights**

A participant who holds Piedmont US is not entitled to:

(i) notice of, or to vote or attend at, a meeting of Piedmont US Shareholders;

(ii) receive any dividends declared by Piedmont US; or

(iii) participate in any new issues of securities offered to Piedmont US Shareholders during the term of the Piedmont US Options,

unless and until the Piedmont US Options are exercised and the Participant holds Piedmont US Shares.

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(l) **Adjustment for Rights Issue**

If Piedmont US makes an issue of Piedmont US Shares pro rata to existing Piedmont US Shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the exercise price of a Piedmont US Option will be reduced according to the following formula:

New exercise price = O - (E[P-(S+D)] divided by N+1)

O = the old exercise price of the Piedmont US Option.

E = the number of underlying Piedmont US Shares into which one Piedmont US Option is exercisable.

P = average market price per Piedmont US Share weighted by reference to volume of the underlying Piedmont US Shares during the five (5) trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price of a Piedmont US Share under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying Piedmont US Shares (except those to be issued under the pro rata issue).

N = the number of Piedmont US Shares with rights or entitlements that must be held to receive a right to one new share.

(m) **Adjustment for Bonus Issue of Piedmont US Shares**

If Piedmont US makes a bonus issue of Piedmont US Shares or other securities to existing Piedmont US Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

(i) the number of Piedmont US Shares which must be issued on the exercise of a Piedmont US Option will be increased by the number of Piedmont US Shares which the participant would have received if the participant had exercised the Piedmont US Option before the record date for the bonus issue; and

(ii) no change will be made to the exercise price.

(n) **No Transfer of Piedmont US Options**

Piedmont US Options granted under the Stock Plan may not be assigned, transferred, encumbered with a security interest in or over them, or otherwise disposed of by a participant, unless:

(i) the prior consent of the Piedmont US Board is obtained, which consent may impose such terms and conditions on such assignment, transfer, encumbrance with a security interest or disposal as the Piedmont US Board sees fit; or

(ii) such assignment or transfer occurs by force of law upon the death or total and permanent disablement of a participant to the participant's legal personal representative.

(o) **Piedmont US Options to be Recorded**

Piedmont US Options will be recorded in the appropriate register of Piedmont US.

(p) **Rules**

The Piedmont US Options are issued under and in accordance with the Stock Plan and the terms and conditions of the Piedmont US Options are subject to the Stock Plan.

8.16 Summary of Piedmont US Performance Rights

(a) **Offer of Piedmont US Performance Rights**

The Piedmont US Board may offer Piedmont US Performance Rights to any participant in its sole discretion. Each Piedmont US Performance Right confers an entitlement to be provided with one Piedmont US Share, credited as fully paid, at no cost, upon the full satisfaction of the performance criteria and/or vesting conditions specified by the Piedmont US Board in relation to that Piedmont US Performance Right.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 54

(b) **Performance Criteria/Vesting Conditions and Variation to Performance Criteria//Vesting Conditions**

The Piedmont US Board will determine prior to an offer being made and specify in the offer any performance criteria, vesting conditions, performance period or expiry date attaching to the Piedmont US Performance Rights.

Piedmont US Performance Rights will only vest and entitle the participant to be issued Piedmont US Shares if the applicable performance criteria and/or vesting conditions (if any) have been satisfied prior to the end of the performance period, waived by the Piedmont US Board, or are deemed to have been satisfied under the Stock Plan.

(c) **Satisfaction of Performance Criteria**

The Piedmont US Board will determine in its sole discretion whether (and, where applicable, to what extent) the participant has satisfied the performance criteria and/or vesting conditions (if any) applicable to the Piedmont US Performance Rights at the end of the performance period. As soon as practicable after making that determination the Piedmont US Board will issue the number of Piedmont US Shares for which the participant is entitled to acquire upon satisfaction of the performance criteria and/or vesting conditions for the relevant number of Piedmont US Performance Rights, subject to the participant's satisfaction of any tax withholding obligations.

(d) **Lapse of Piedmont US Performance Rights**

Where Piedmont US Performance Rights have not satisfied the performance criteria within the performance period or expiry date (whichever occurs earlier) those Piedmont US Performance Rights will automatically lapse.

(e) **Tax Withholding**

Piedmont US shall have the right to withhold from the participant's compensation or to require the participant to remit sufficient funds to satisfy applicable withholding tax obligations upon the settlement of the Piedmont US Performance Rights. A participant may, in order to fulfill the withholding obligation, make payment in any manner permitted under the Stock Plan. Piedmont US shall be authorised to take any such action as may be necessary to satisfy its obligations for payment of such taxes and shall not issue any Piedmont US Shares upon settlement of the Piedmont US Performance Rights until any required tax withholding is satisfied.

(f) **Piedmont US Shares Issued**

Piedmont US Shares issued on the satisfaction of the performance criteria and/or vesting conditions attaching to the Piedmont US Performance Rights rank equally with all existing Piedmont US Shares, including those Piedmont US Shares issued, directly, under the Stock Plan.

(g) **Reorganisation**

If there is any reorganisation of the issued share capital of Piedmont US, the terms of Piedmont US Performance Rights and the rights of the participant who holds such Piedmont US Performance Rights will be varied, including an adjustment to the number of Piedmont US Performance Rights, in accordance with the Listing Rules that apply to the reorganisation at the time of the reorganisation.

(h) **Participant Rights**

A participant who holds Piedmont US Performance Rights is not entitled to:

(i) notice of, or to vote or attend at, a meeting of Piedmont US Shareholders;

(ii) receive any dividends declared by Piedmont US;

(iii) participate in any new issues of securities offered to Piedmont US Shareholders during the term of the Piedmont US Performance Rights; or

(iv) cash for the Piedmont US Performance Rights or any right to participate in surplus assets of profits of Piedmont US on winding up,

unless and until the Piedmont US Performance Rights are satisfied and the participant holds Piedmont US Shares.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 55

(i) **Pro Rata Issue of Securities**

If during the term of any Piedmont US Performance Right, Piedmont US makes a pro rata issue of securities to the Piedmont US Shareholders by way of a rights issue, a participant shall not be entitled to participate in the rights issue in respect of any Piedmont US Performance Rights, only in respect of Piedmont US Shares issued in respect of vested Piedmont US Performance Rights.

A participant will not be entitled to any adjustment to the number of Piedmont US Shares they are entitled to or adjustment to any performance criteria and/or vesting conditions which is based, in whole or in part, upon Piedmont US's share price, as a result of Piedmont US undertaking a rights issue.

(j) **Adjustment for Bonus Issue**

If, during the term of any Piedmont US Performance Right, securities are issued pro rata to Piedmont US Shareholders generally by way of bonus issue, the number of Piedmont US Shares to which the participant is then entitled, shall be increased by that number of securities which the participant would have been issued if the Piedmont US Performance Rights then held by the participant were vested immediately prior to the record date for the bonus issue.

(k) **Piedmont US Performance Rights Not Property**

A participant's Piedmont US Performance Rights are personal contractual rights granted to the participant only and do not constitute any form of property.

(l) **No Transfer of Piedmont US Performance Rights**

Unless otherwise determined by the Piedmont US Board, Piedmont US Performance Rights cannot be transferred to or vest in any person other than the participant.

(m) **Rules**

The Piedmont US Performance Rights are issued under and in accordance with the Stock Plan and the terms and conditions of the Piedmont US Performance Rights are subject to the Stock Plan.

17. Corporate governance

As a Delaware entity listed on Nasdaq, Piedmont US will adopt corporate governance policies and new board committee charters in line with Nasdaq listing standards. Piedmont US intends to adopt similar policies and charters as are currently in effect for Piedmont, with such changes as are necessary for Piedmont US to comply with the rules applicable to United States companies listed on Nasdaq or to be consistent with US market practice.

Pursuant to the Nasdaq Listing Rules, Piedmont US will establish and adopt charters for its Audit Committee and Nominating and Governance Committee. Piedmont US will also establish a Compensation Committee, the main functions of which are to review, approve and recommend the base salary, equity-based incentives and short-term incentive compensation for executive officers, approve all long-term equity incentives to employees, review Piedmont US's cash and stock-based incentive compensation plans to assess their effectiveness in meeting Piedmont US's goals and objectives and take other actions to meet its responsibilities as set out in its written charter. Piedmont US may adopt other charters and policies as the Piedmont US Board determines are necessary or appropriate.

Piedmont US is committed to ensuring that its corporate governance systems comply with statutory and stock exchange requirements and to maintaining its focus on transparency, responsibility and accountability.

18. Intentions in relation to Piedmont and the Merged Group

The Board and the Piedmont US Board's current intentions for the business and employees of the Merged Group are set out below. The following statements are based on facts and information known to Piedmont at the time of preparing this Scheme Booklet that concern Piedmont as well as the general business environment.

(a) **Corporate matters**

If the Scheme becomes Effective, Piedmont US will own all of the Shares. The Piedmont US Board intends to operate the business of the Piedmont Group in a manner consistent with past practice and as previously disclosed by Piedmont. Piedmont US intends to continue to carry on the business and operations of the Piedmont Group without any material change.

(b) **Nasdaq and ASX listings**

Broadly speaking, if the Proposed Transaction is implemented, the existing listing of Piedmont's ordinary shares on ASX (as its primary listing) and its ADSs on Nasdaq (as its secondary listing) will be replaced

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 56

with new listings of the common shares of Piedmont US on Nasdaq (as its primary listing) and its CDIs on ASX (as its secondary listing). In particular, this means that Piedmont will be removed from the official lists of ASX and Nasdaq and, contemporaneously, the common shares of Piedmont US will be listed on Nasdaq (as its primary listing) and its CDIs on ASX (as its secondary listing). With respect to a particular company, reference to a "primary listing" is usually to the stock exchange where most of its shares trade and means the company must comply with all of that stock exchange's rules whereas a "secondary listing" means the stock exchange has provided waivers or exemptions from certain rules that conflict, or are inconsistent, with the rules of the primary listing or the laws of the jurisdiction where the company is incorporated.

(c) **Dividend policy**

Piedmont has not paid a dividend to its shareholders.

The Piedmont US Board will review the amount of any future dividends to be paid to shareholders having regard to among other things, the Merged Group's results of operations, financial condition and solvency and distributable reserves tests imposed by law and such other factors that the Piedmont US Board may consider relevant. The Piedmont US Directors only intend to commence the payment of dividends when it becomes commercially prudent to do so, if at all.

(d) **Governance**

Subject to any changes required to comply with the laws of the State of Delaware and the US federal securities laws and US market practice, Piedmont US intends to assume substantially similar corporate governance, disclosure, trading, diversity, audit, remuneration, independent professional advice, identification and risk management, ethical standards and other relevant policies as have currently been put in place by Piedmont.

Piedmont US intends to hold annual general meetings for the Merged Group in the United States.

(e) **No other intentions**

Other than as set out in this Scheme Booklet, Piedmont US has no other intentions regarding:

- the continuation of Piedmont's business;
- any major change to Piedmont's business, including any redeployment of Piedmont's fixed assets; or
- the future employment of Piedmont's present employees.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 57

 9  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 58  Risk factors  9.1  Introduction  If the Scheme is implemented, Shareholders (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) will receive Piedmont US Shares or Piedmont US CDIs as the Scheme Consideration. As a consequence, Shareholders may be exposed to risk factors that could adversely affect the re-domiciled Piedmont Group's business, operations, financial performance, cash flows and prospects which will consequently affect the price of such securities.Shareholders should note that the risks they will be exposed to in respect of the assets, operations and general business of the Merged Group are materially the same risks that they are currently exposed to in relation to the Piedmont Group’s existing business. This is because the Proposed Transaction merely re-domiciles the Piedmont Group in the United States. These risks are briefly outlined in Section 9.2.There are, however, additional new risks that Shareholders who receive Piedmont US CDIs may be exposed to which specifically relate to the change in jurisdiction to the United States. These risks are outlined in detail in Section 9.3 below. Shareholders should also note that there are certain implementation specific risks in relation to the Proposed Transaction. These are discussed in Section 9.4.Although the Merged Group will have in place a number of strategies to minimise the exposure to, and mitigate the effects of, some of the risks outlined in this Section 9, there can be no assurance that such arrangements will protect the re-domiciled Piedmont Group fully from such risks.  The outline of risks in this section is a summary only and should not be considered exhaustive. You should carefully consider the following risks as well as the other information contained in this Scheme Booklet before voting on the Scheme.Risks relating to Piedmont's current business  9.2  (a)  The Piedmont Group’s operations may be further disrupted, and the Piedmont Group’s financial results may be adversely affected by the novel coronavirus pandemic  The outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as “COVID-19”, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at the date of this Scheme Booklet, these impacts have not had a significant effect on the Piedmont Group’s financial results or operations.However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if the Piedmont Group’s staff are unable to work or travel due to illness or government restrictions, Piedmont may be forced to reduce or suspend its exploration and development activities. Piedmont continues to monitor legislative initiatives in the US to provide relief to businesses impacted by COVID-19, such as the US Coronavirus Aid Relief and Economic Security (CARES) Act, to determine their potential impacts or benefits (if any) to the Piedmont Group’s business.Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on the Piedmont Group’s business going forward. To the extent the COVID-19 pandemic adversely affects the Piedmont Group’s business and financial results, it may also have the effect of heightening many of the other risks described in this Section 9.2. Piedmont will continue to monitor the COVID-19 situation closely.  (b)  Difficulty evaluating future performance due to limited operating history in the lithium industryAlthough Piedmont was incorporated in 1983, Piedmont began to implement its current business strategy in the lithium industry in 2016. Piedmont has not realised any revenues to date from the sale of lithium, and Piedmont’s operating cash flow needs have been financed primarily through issuances of Shares and not through cash flows derived from Piedmont’s operations. As a result, Piedmont has little historical financial and operating information available to help Shareholders (or potential investors) evaluate Piedmont’s performance.Mineral development is speculative and uncertain and involves a high degree of risk and the Piedmont’s Group’s properties may never be brought into production  (c)  The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. Resource exploration and development is a speculative business, characterised by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits that, although present, are insufficient in quantity and quality to return a profit from production.The Project, comprising the Properties, the Concentrate Operations and the Chemical Plant, is at an early stage of development. There is no guarantee that the Project will be successfully brought into production. Accordingly, it is unlikely that Piedmont will realise profits in the short term, and Piedmont cannot provide any assurance that it will realise profits in the medium to long term.Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, commodity prices, which fluctuate widely, and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The combination of these factors may result in Piedmont expending significant resources (financial and otherwise) on a property without receiving a return.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 59  (d)  Piedmont’s activities will require further capital  The exploration of the Properties and any development of the Project will require substantial additional financing. Until commercial production is achieved from Piedmont’s planned Concentrate Operations and/or Chemical Plant, Piedmont will continue to incur operating and investing net cash outflows associated with, among other things, maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the potential development of Piedmont’s planned Concentrate Operations and/or Chemical Plant.Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration and any development of Piedmont’s Properties (or even a loss of a property interest) and the planned Concentrate Operations and/or Chemical Plant. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Piedmont.  (e)  Risks associated with development of the Project  The Piedmont Group's operations are at an early stage of development and future success will depend on the Piedmont Group's ability to manage the Project and to take advantage of further opportunities that may arise. In particular, the Piedmont Group's ultimate success is dependent upon the Directors' ability to develop the Project by commencing and maintaining production and generating cash flows from the Project or other projects in the future. There is no certainty that anticipated outcomes and sustainable revenue streams will be achieved.Development of the Project could be delayed or could experience interruptions or increased costs or may not be completed at all due to a number of factors, including but not limited to:  non-performance by third party contractors;  inability to attract, train (as required) and retain a sufficient number of workers;  changes in environmental compliance requirements;  unfavourable weather conditions or catastrophic events such as fires, storms or explosions;  discovery of unusual or unexpected geological formation;  changes in the regulatory environment;  unforeseen escalation in anticipated costs of development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned development;  increases in chemical conversion costs including energy, reagents and labour costs;  unplanned power outages and water shortages;  lack of availability of mining equipment, processing equipment, or services;  increases in extraction costs including energy, material and labour costs;  shortages or delays in obtaining critical mining, mineral processing and chemical processing equipment;

 the breakdown or failure of equipment or processes;  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 60  construction, procurement and/or performance of the Concentrator and Chemical Plant and ancillary operations falling below expected levels of output or efficiency; and  taxes and imposed royalties.There can therefore be no assurance that the Piedmont Group will complete the various stages of development necessary to begin generating revenue for the Piedmont Group from the Project and any of these factors may have a material adverse effect on the Piedmont Group's business, results of operations and activities, financial condition and prospects.  (f)  Piedmont’s long-term success depends on its ability to enter into and deliver product under supply agreements.  The Piedmont Group may encounter difficulty entering into or maintaining supply agreements for its products, may fail to deliver minimum tonnages required by such agreements or may experience production costs in excess of the fixed price to be paid to the Piedmont Group under such agreements. On 28 September 2020, Piedmont entered into a sales agreement with Tesla, Inc. to provide spodumene concentrate to Tesla. The agreement commits Piedmont to sell, at a fixed price, a number of tonnes of concentrate equal to approximately one-third of the Piedmont Group’s estimated average annual production from the Concentrate Operations of 160,000 tonnes.The agreement has an initial five-year term running from the first delivery date and may be extended by mutual agreement for a second five-year term. The agreement contemplates a number of areas where the parties must come to a mutual agreement. For example, the agreement is conditional upon Tesla and Piedmont mutually agreeing, based on the development schedules of both parties, to a start date for deliveries that is between July 2022 and July 2023 and to the parties agreeing in good faith to an allocation of certain material costs. The Piedmont Group’s business, results of operations and financial condition may be materially and adversely affected if the Piedmont Group is unable to enter into similar agreements with other parties, are unable to mutually agree to matters required by Piedmont’s agreement with Tesla and by such other agreements, are unable to deliver the product required by such agreements or experience costs in excess of the fixed price set forth in such agreements.  (g)  Estimates of Mineral Resources are uncertain  Declared Mineral Resource estimates are expressions of judgment based on knowledge, experience and industry practice.Accordingly by their very nature of being estimates, there can be no assurance that Mineral Resources which are estimated will be recovered or that they can be brought into profitable production. Estimates that were valid when originally estimated may alter significantly when new information or techniques become available and may require revisions based on actual production experience.Fluctuations in lithium chemical prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimates may require revision of such estimates and if these estimates are revised, this could have a material adverse effect on the Piedmont Group’s business, financial performance, results of operations and prospects and its ability to raise further finance.  (h)  Fluctuation in lithium prices  The price of lithium fluctuates widely and is affected by numerous factors beyond the control of Piedmont. Future production, if any, from the Project or other mineral properties will be dependent upon the price of lithium being adequate to make these properties economic. Piedmont currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Piedmont Group’s operations change, this policy will be reviewed periodically.The price at which the Piedmont Group can sell any lithium chemicals it may produce in the future will be relevant to the future revenues that can be generated by the Piedmont Group and its ability to finance the development of the Project and any adverse effects on such price could have a material adverse effect on the Piedmont Group’s business, financial performance, results of operations and prospects.

 (i)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 61  Changes in technology or other developments could result in preferences for substitute products  Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid crystal displays (LCDs). Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these technologies could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. The Piedmont Group cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to such products may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of the Project.  (j)  New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices  In recent years, new and existing competitors have increased the supply of lithium hydroxide and lithium carbonate, which has affected its price. Further production increases could negatively affect prices. There is limited information on the status of new lithium hydroxide production capacity expansion projects being developed by current and potential competitors and, as such, the Piedmont Group cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market lithium prices, thereby resulting in a material adverse effect on the economic feasibility of the Project.  (k)  Changes in technology for the production of lithium hydroxide or lithium carbonate could disadvantage Piedmont’s estimated cost position  Technology for the production of battery materials is continuously evolving. In addition to the technology risks which may be presented by changes to applications for which lithium and its derivatives are the preferred materials, the introduction by competitors of innovative and less-costly alternatives to the manufacture of lithium hydroxide and other lithium chemicals may disrupt the market, which may negatively affect prices, thereby resulting in a material adverse effect on the economic feasibility of the Project and the Piedmont Group’s financial condition.  (l)  Government regulation including the US Federal Mine Safety and Health ActMining activities in the United States are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on or suspensions of the Piedmont Group’s operations, and delays in the development of the Project.Chemical production activities in the United States are equally subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, air and water quality, solid waste disposal, use of reagents, generation, storage or disposal of hazardous or toxic substances, taxes, labor standards and occupational health and safety laws and regulations, including occupational health and safety, toxic or hazardous substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on, or suspensions of, the Piedmont Group’s operations, and delays in the development of the Project.  (m)  Permitting required to conduct development, commence mining operations, or commence chemical production  The Piedmont Group is required to obtain and renew governmental permits for its exploration activities and, prior to starting construction of, or operating, the Concentrate Operations or mining any mineralisation discovered, the Piedmont Group will be required to obtain new governmental permits. Equally, the Piedmont Group will be required to obtain a number of permits before commencing construction or operations of the planned Chemical Plant. Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within the Piedmont Group’s control, including the interpretation of permit approval requirements administered by the applicable permitting authority. The Piedmont Group may not be able to obtain or renew permits that are necessary to the Piedmont Group’s planned operations or the cost and time required to obtain or renew such permits may exceed the Piedmont Group’s expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of the Project, which in turn could materially adversely affect the Piedmont Group’s future revenues and profitability. In addition, key permits and approvals may be revoked or suspended or may be changed in a manner that adversely affects the Piedmont Group’s activities.Private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. Obtaining the necessary governmental permits involves numerous jurisdictions, public hearings and possibly costly undertakings. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause the Piedmont Group to not proceed with the development or operation of the Project, including the Concentrate Operations, Chemical Plant or any of the Properties. In addition, the Piedmont Group’s ability to successfully obtain key permits and approvals to explore for, develop, operate and expand the Project’s operations will likely depend on the Piedmont Group’s ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Piedmont Group’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 62  (n)  Compliance with environmental regulations and litigation based on environmental regulation  Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and impose limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non- compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining and chemical companies and their officers, directors and employees. In connection with the Piedmont Group’s current exploration activities or in connection with the Piedmont Group’s prior mining operations, or proposed chemical production operations, Piedmont may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require the Piedmont Group to suspend operations or enter into interim compliance measures pending completion of the required remedy.Further, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other mining or chemical companies many years ago at sites located on properties that the Piedmont Group currently own or formerly owned. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. The Piedmont Group cannot provide any assurance that any such law, regulation, enforcement or private claim would not have a material adverse effect on the Piedmont Group’s financial condition, results of operations or cash flows.  (o)  LitigationIn the normal course of the Piedmont Group’s business, members of the Piedmont Group may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Piedmont Group and, as a result, could have a material adverse effect on the Piedmont Group’s assets, liabilities, business, financial condition or results of operations. Even if the Piedmont Group prevails in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could adversely affect the Piedmont Group’s financial condition.Mineral Properties may be subject to defects in title  (p)  Title to the majority of the Piedmont Group’s lithium Properties is derived from option agreements with local landowners in North Carolina, which upon exercise allow the Piedmont Group to purchase (or in certain cases long-term lease) the surface property and the associated mineral rights from the local landowners. Upon exercise, in the case of a purchase, the Piedmont Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus a premium, either at a negotiated fixed price or a negotiated percentage premium (generally 50%) above the fair market value of the surface property at the time of exercise (excluding the value of any minerals). Upon exercise, in the case of a long-term lease, the Piedmont Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per metric tonne of ore mined.The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. The Piedmont Group also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Although the Piedmont Group has obtained title opinions with respect to certain of the Properties and has taken reasonable measures to ensure proper title to the Properties, there is no guarantee that title to any of the Properties will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Piedmont Group’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.The Piedmont Group may incur significant costs related to defending the title to its Properties. A successful claim contesting the Piedmont Group’s title to a property may cause the Piedmont Group to compensate other persons or perhaps reduce the Piedmont Group’s interest in the affected property or lose the Piedmont Group’s rights to explore and, if warranted, develop that property. This could result in the Piedmont Group not being compensated for its prior expenditures relating to the property. The investigation and resolution of title issues will divert the Piedmont Group’s management’s time from ongoing exploration and development programs. Any impairment or defect in title could negatively affect the Piedmont Group.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  67  (q)  Competition for its skilled personnel and challenges in attracting and retaining key personnel  The Piedmont Group’s ability to compete in the competitive natural resources and chemical manufacturing sectors depends upon its ability to retain and attract highly qualified management and technical personnel. The loss of key management and/or technical personnel could delay the development of the Project and negatively impact the ability of Piedmont to compete in the resources and lithium chemicals sector. In addition, the Piedmont Group will need to recruit new managers and key personnel to develop its business as and when it moves to construction and, ultimately, operation of the Concentrate Operations and/or Chemical Plant, which requires additional skills. Other resources and lithium chemicals companies that it competes against for qualified personnel may have greater financial and other resources, different risk profiles or longer track records than the Piedmont Group. If this competition is very intense, the Piedmont Group might not be able to attract or retain these key persons on conditions that are economically acceptable. Therefore, the inability of the Piedmont Group to retain and attract such key persons could delay or prevent it from achieving its objectives overall which could have a material adverse effect on its business, financial condition, results of operations and prospects.  (r)  Insurance and indemnities may not adequately cover all risks or expenses  The Piedmont Group maintains insurance of the type and in the amounts that the Directors consider necessary for the Piedmont Group's operations. However, the Piedmont Group is unable to insure against all risks and may be exposed, under certain circumstances, to uninsurable hazards and risks which may result in financial liability, property damage, personal injury or other hazards or liability for the acts or omissions of sub-contractors, operators and other third parties.There is also no assurance that the Piedmont Group will be able to maintain adequate insurance in the future at rates the Piedmont Group considers reasonable. Accordingly, the Piedmont Group could incur substantial losses if an event which is not fully covered by insurance occurs, which would have a material adverse effect on the Piedmont Group's business, results of operations and financial condition.  9.3  Risks relating to holding Piedmont US CDIs  Shareholders (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) who receive the Scheme Consideration may be exposed to the following additional new risks relating to holding Piedmont US CDIs.(a) The laws of Delaware and the United StatesAs a company incorporated in the US state of Delaware, Piedmont US will not be subject to many provisions of the Corporations Act to which Piedmont is currently subject to. It will, however, remain subject to some provisions of the Corporations Act as a result of its registration as a foreign company in

 Australia and it will be subject to the Listing Rules due to the quotation of the Piedmont US CDIs on ASX (subject to certain waivers).See Annexure G for a more detailed summary of some of the key differences between Australian and the United States legal regimes.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  68  (b)  Changes to tax environment  If the Proposed Transaction proceeds, there may be tax consequences for Shareholders which may include tax payable on any gain on the disposal of Scheme Shares. See Section 10.1 for more information. Shareholders should seek their own professional advice regarding the individual tax consequences applicable to them.In addition, to the extent that any assets, company or business which Piedmont acquires is or are established outside the United States, it is possible that any return Piedmont receives from such asset, company or business may be reduced by irrecoverable foreign withholding or other local taxes and this may reduce any net return derived by investors from a shareholding in Piedmont.  (c)  There can be no assurance that Piedmont US will be able to make returns for holders of Piedmont US CDIs in a tax-efficient manner  It is intended that Piedmont US will structure the Piedmont Group, including any company or business acquired in an acquisition, to maximise returns for holders of Piedmont US CDIs in as fiscally efficient a manner as is practicable. Piedmont has made certain assumptions regarding taxation. However, if these assumptions are not correct, taxes may be imposed with respect to the Piedmont Group’s assets or the Piedmont Group may be subject to tax on its income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions in excess of taxes that were anticipated. This could alter the post-tax returns for holders of Piedmont US CDIs (or holders of Piedmont US CDIs in certain jurisdictions). The level of return for Shareholders may also be adversely affected. Any change in laws or tax authority practices could also adversely affect any post-tax returns of capital to holders of Piedmont US CDIs or payments of dividends (if any, which Piedmont US does not envisage the payment of, at least in the short to medium term). In addition, Piedmont US may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns for holders of Piedmont US CDIs.  See Section 10 for further information.Specific risks of the Scheme and Proposed Transaction implementation  9.4  The following risks have been identified as being key risks specific to an investment in the Merged Group. These risks have the potential to have a significantly adverse impact on the Merged Group and may affect the Merged Group’s financial position, prospects and price of its listed securities.(a) The exact value of the Scheme Consideration is not certainUnder the terms of the Proposed Transaction, Scheme Participants (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) will receive one Piedmont US CDI for every Share they hold at the Record Date. The exact value of this Scheme Consideration that would be realised by individual Shareholders will be dependent on the price at which Piedmont US CDIs trade on ASX or Piedmont US Shares trade on Nasdaq, as applicable, after the Implementation Date.  (b)  Contract risk  The Scheme or the issue of Piedmont US Shares or CDIs by Piedmont US upon implementation of the Scheme may be deemed (under contracts to which Piedmont or Piedmont US or their subsidiaries are a party) to result in a change of share ownership event in respect of Piedmont or Piedmont US that allows the counterparty to review or terminate the contract as a result of the change, or the issue of shares or CDIs by Piedmont US, upon implementation of the Scheme. If the counterparty to any such contract were to validly seek to renegotiate or terminate the contract on that basis, this may have a material adverse effect on the financial performance of the Merged Group, depending on the relevant contracts. Based on Piedmont’s due diligence and enquiries of current key contractual counterparties, Piedmont does not expect that any of its material contracts will be terminated as a result of the Proposed Transaction.

 (c)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  69  Accounting risk  In accounting for the Proposed Transaction, it is expected that the Proposed Transaction will be treated as a “common control transaction” and the net assets will be derecognised by Piedmont and recognised by Piedmont US at the historical cost of the parent under common control.Any difference between the proceeds transferred or received and the carrying amounts of the net assets is recognised in equity in Piedmont’s and Piedmont US’s separate financial statements and eliminated in consolidation.The Merged Group will be subject to the usual business risk that there may be changes in accounting policies which have an adverse impact on Merged Group.  (d)  Tax losses risk  Subject to the more detailed comments made at Section 10, there are certain tests that must be satisfied for carry forward Australian tax losses to be utilised to shelter Australian assessable income in future years. There is a risk that the Scheme may cause Piedmont to fail one or more of these tests although Piedmont will continue to monitor these tests going forward and use reasonable endeavours to utilise its Australian tax losses, if required.  (e)  Other risks  Additional risks and uncertainties not currently known to Piedmont or Piedmont US may also have a material adverse effect on Piedmont or Piedmont US’s business and that of the Merged Group and the information set out above does not purport to be, nor should it be construed as representing, an exhaustive list of the risks affecting Piedmont, Piedmont US or the Merged Group.

10 Taxation considerations

1. United States Federal Taxation Implications

The following is a summary of certain material US federal income tax consequences of: (i) the Scheme; and (ii) post Scheme ownership and disposition of Piedmont US Shares. This summary is based upon the US Internal Revenue Code of 1986, as amended (the **Code**), final, temporary and proposed US Treasury regulations promulgated thereunder, published guidance and court decisions, each as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon the provisions in the Deposit Agreement and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed according to its terms.

The following summary assumes the Scheme will be consummated as described in this Scheme Booklet and applies only to Shareholders and ADS Holders that hold their Shares or Piedmont ADSs, and that will hold their Piedmont US CDIs and/or Piedmont US Shares received respectively pursuant to the Scheme, as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of US federal income taxation that may be relevant to a Shareholder or ADS Holder in light of such Shareholder's or ADS Holder's particular circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or to any Shareholder or ADS Holder subject to special treatment under the Code, including, but not limited to:

- a person who directly, indirectly or constructively owns 10 percent or more of the Shares and/or Piedmont ADSs;
- financial institutions or broker-dealers;
- mutual funds;
- tax-exempt organisations (including private foundations);
- insurance companies;
- dealers in securities or foreign currencies;
- traders in securities who elect to use a mark-to-market method of accounting;
- controlled foreign corporations and their shareholders, or any foreign corporation with respect to which there are one or more "United States shareholders" within the meaning of Section 951(b) of the Code;
- passive foreign investment companies and their shareholders;
- United States expatriates and certain former United States citizens or long-term residents;
- "S" corporations, partnerships and their partners, or other entities or arrangements classified as partnerships for United States federal income tax purposes, grantor trusts, or other passthrough entities (and investors therein);
- Shareholders who acquired their Shares or ADS Holders who acquired their Piedmont ADSs through the exercise of options or otherwise as compensation;
- Shareholders who hold their Shares or ADS Holders who hold their Piedmont ADSs (or Piedmont US Shares or Piedmont US CDIs after the Scheme) as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated transaction for United States federal income tax purposes;
- a person that is or may have been liable for alternative minimum tax;
- regulated investment companies;
- real estate investment trusts;
- investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement; or
- Shareholders or ADS Holders that have a functional currency other than the United States dollar.

In addition, this summary does not address any aspect of foreign (except as otherwise provided herein) state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This summary is

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 intended to provide only a general summary of certain material United States federal income tax consequences of the Scheme to holders of Shares or Piedmont ADSs. The United States federal income tax laws are complex and subject to varying interpretation. Accordingly, the United States Internal Revenue Service (IRS) may not agree with the tax consequences described in this Scheme Booklet, and there is no assurance that the IRS’s position would not be sustained in a court.THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. SHAREHOLDERS AND ADS HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM OF THE RECEIPT OF PIEDMONT US SHARES AND PIEDMONT US CDIS IN EXCHANGE FOR THE PIEDMONT ADS' OR SHARES PURSUANT TO THE SCHEME AND THE OWNERSHIP AND DISPOSITION THEREOF.For purposes of this summary, a US Holder includes a beneficial owner of Shares or Piedmont ADSs that is, for United States federal income tax purposes:an individual who is a citizen or resident of the United States;a corporation, created in, or organised under the laws of, the United States or any state thereof or the District of Columbia;an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; ora trust: (i) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (ii) that has made a valid election to be treated as a United States person under the Code.If a partnership (or other entity treated as a “tax transparent” entity for United States tax purposes) is the beneficial owner of Shares or Piedmont ADSs, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend on the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). In general, for United States federal income tax purposes, US Holders of Piedmont ADSs will be treated as the beneficial owners of the underlying Shares represented by the Piedmont ADSs.A Non-US Holder is a beneficial owner (other than a partnership) of Shares or Piedmont ADSs that is not a US Holder (defined above). The following summary assumes that a Non-US Holder does not have a trade or business (or permanent establishment) in the United States.As holders of Piedmont ADSs are treated as the beneficial owners of the underlying Shares represented by the Piedmont ADSs, we refer to holders of both Shares and Piedmont ADSs as Shareholders for purposes of the discussion that follows.Material US Federal Income Tax Consequences of the SchemeThe exchange of Shares or Piedmont ADSs for Piedmont US CDIs or Piedmont US Shares, respectively, pursuant to the Scheme, is intended to be treated as a transfer to which Section 351 of the Code applies and/or as a reorganisation described in Section 368(a) of the Code in which no gain or loss is recognised to Piedmont, Piedmont US, US Holders or Non-US Holders. This summary assumes that the exchange of Shares or Piedmont ADSs for Piedmont US CDIs or Piedmont US Shares, respectively, pursuant to the Scheme will be treated as a transfer to which Section 351 of the Code applies and/or a reorganisation described in Section 368(a) of the Code.US HoldersPassive Foreign Investment CompanyThe Code provides special, generally adverse, rules regarding sales, exchanges and other dispositions of the stock of a passive foreign investment company (PFIC). A foreign (non-US) corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  71 portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.Depending upon the value and the nature of Piedmont’s assets and income over time, Piedmont could be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes. Based on Piedmont’s income and assets, Piedmont believes that it has been a PFIC and expects to be a PFIC for the current taxable year for United States federal income tax purposes. In general, unless an exception applies, gain (but not loss) must be recognised upon the disposition of PFIC stock by a US shareholder in connection with a nonrecognition transaction, notwithstanding that such transfer may otherwise be eligible for nonrecognition treatment. Exceptions to such gain recognition on transfers of PFIC stock include: (i) certain transfers to US persons; (ii) certain transfers which result in the transferring US shareholder holding an indirect ownership interest in the PFIC; and (iii) if the transferring US shareholder timely made a valid QEF or mark-to-market election with respect to the PFIC. If a disposition of PFIC stock in a nonrecognition transaction to which such an exception would apply but for the fact that cash is received in addition to stock, gain is generally recognised to the extent of the cash received. If an exception to gain recognition applies, a US shareholder will generally be subject to additional information reporting requirements.Upon the completion of the Scheme, Piedmont expects that the PFIC regime and associated implications discussed above will no longer be relevant to the Piedmont US Holders. This is because US Holders will then directly own Piedmont US Shares or Piedmont US CDIs in Piedmont US, which will be treated as a United States corporation and therefore not subject to the PFIC rules. Furthermore, PFIC status of any of the Piedmont US non-US subsidiaries could only be attributed to any of the US Holders if such shareholder owned 50 percent or more of the outstanding Piedmont US Shares (including those Piedmont US Shares represented by Piedmont US CDIs), which is not expected to occur.US Holders are urged to contact their own tax advisor regarding Piedmont’s status as a PFIC, including the impact of such PFIC status on their taxation as a result of participation in the Scheme, reporting requirements and the application of the PFIC rules in light of each US Holder’s particular circumstances.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  72  (B)  Exchange of Shares or Company ADSs for Piedmont US CDIs or Piedmont US Shares and Receipt of Piedmont US CDIs or Piedmont US Shares.  A US Holder will generally not recognise any gain or loss on the exchange of Shares for Piedmont US CDIs, except that Non-Electing Small Parcel Holders who receive cash upon the sale of their Piedmont US CDIs pursuant to the Scheme may recognise a gain or loss, if any, equal to the difference between the amount of cash received and the US Holder’s United States federal tax basis in the Piedmont CDIs. See Sections 5.4 and5.5 for more information, respectively, on the Small Parcel Holders’ election to opt out of the sale facility and Sale Facility’s operation.US Holders will have an aggregate adjusted United States federal tax basis in the Piedmont US Shares or Piedmont US CDIs received pursuant to the Scheme equal to their aggregate adjusted United States federal tax basis in the Piedmont ADSs or Shares surrendered. Thus, to the extent a US Holder has a loss in its Piedmont ADSs or Shares, such loss generally will be preserved. The holding period for Piedmont US Shares or Piedmont US CDIs received pursuant to the Scheme will generally include the holding period of Piedmont ADSs or Shares surrendered pursuant to the Scheme.  (ii)  Non-US Holders  (A)  Exchange of Shares or Piedmont ADSs for Piedmont US CDIs or Piedmont US Shares and Receipt of Piedmont US CDIs or Piedmont US SharesNon-US Holders will generally not recognise any gain or loss as a result of the Scheme, except that Non-US Holders that receive cash (upon the sale of their Piedmont US CDIs because they are Ineligible Foreign Holders or Non-Electing Small Parcel Holders) may recognise a gain or loss, if any, if Piedmont US is considered a “United States real property holding corporation” (USRPHC) within the meaning of Section 897 of the Code, immediately after the Scheme. Piedmont expects Piedmont US to be a USRPHC immediately after the Scheme. See Sections 5.4 and 5.5 for more information, respectively, on the Small Parcel Holders’ election to opt out of the sale facility and Sale Facility’s operation. Subject to the considerations described in “Non-US Holders – Sale or Other Disposition of Piedmont US Shares” below, any gain recognised by a Non-US Holder with respect to the receipt of cash upon the sale of Piedmont US CDIs will generally not be subject to United States federal income taxation.Non-US Holders are urged to contact their own tax advisor regarding the reporting requirements and information statements that could potentially be applicable with respect to the Scheme and any consequences, including penalties, potentially applicable as a result of a failure to meet such requirements.Non-US Holders will have an aggregate adjusted United States federal tax basis in the Piedmont US CDIs or Piedmont US Shares received pursuant to the Scheme equal to their aggregate adjusted United States federal tax basis in the Shares or Piedmont ADSs surrendered. The holding period for Piedmont US CDIs or Piedmont US Shares received pursuant to the Scheme will generally include the holding period of Shares or Piedmont ADSs surrendered pursuant to the Scheme.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  73  (b)  Material US Federal Income Tax Consequences of Holding and Disposing of Piedmont US Shares or Piedmont US CDIs Post-SchemeUS HoldersSale or Other Disposition of Piedmont US Shares or Piedmont US CDIs  A US Holder will generally recognise gain or loss on a sale or other disposition of Piedmont US Shares or Piedmont US CDIs equal to the difference, if any, between the fair market value of the Piedmont US Shares or Piedmont US CDIs sold and such US Holder’s adjusted US federal tax basis in the Piedmont US Shares or Piedmont US CDIs. Such gain or loss will generally be capital gain or loss. If the US Holder has a holding period in the Piedmont US Shares or Piedmont US CDIs sold of more than one year, such capital gain or loss will be long-term capital gain or loss. Generally, for US Holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.  (B)  Distributions on Piedmont US Shares or Piedmont US CDIs  Distributions, if any, paid on Piedmont US Shares or Piedmont US CDIs will be treated as dividends to the extent of Piedmont US’s current and accumulated earnings and profits and may be subject to backup withholding as more fully described in "US Holders- Sale or Other Disposition of Piedmont US Shares or Piedmont US CDIs." Amountstreated as dividends will generally be includable in a US Holder’s gross income in the year actually or constructively received. Any amount distributed in excess of Piedmont US’s current earnings and profits will first be treated as a tax-free return of capital to the extent of a US Holder’s basis in the Piedmont US Shares or Piedmont US CDIs with respect to which the distribution was received. Amounts in excess of a US Holder’s basis in the Piedmont US Shares or Piedmont US CDIs will be treated as capital gain subject to the treatment described above in “Sale or Other Disposition of Piedmont US Shares or Piedmont US CDIs.” Generally, for US Holders who are individuals (as well as certain trusts and estates), dividends paid by us will be subject to US federal income tax at preferential rates.  (C)  Information Reporting and Backup Withholding  US backup withholding tax and information reporting requirements will generally apply to payments to non-corporate holders of Piedmont US Shares or Piedmont US CDIs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Piedmont US Shares or Piedmont US CDIs by a paying agent within the United States to a US Holder, other than US Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Piedmont US Shares or Piedmont US CDIs within the United States to US Holders (other than US Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. US Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability. A US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such US Holder’s US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  74  (ii)  Non-US Holders(A) Sale or Other Disposition of Piedmont US Shares or Piedmont US CDIs  If Piedmont US is considered a USRPHC or has been a USRPHC in the 5 year period ending on the date of sale or other disposition then, absent an exception, the gain of a Non-US Holder, if any, on the sale of Piedmont US Shares or Piedmont US CDIs will be treated as effectively connected with the conduct of a US trade or business. We expect that Piedmont US will be treated as a USRPHC immediately after the Scheme. Assuming so and except as described below for certain 5% or less shareholders, Non- US Holders will be subject to US federal income taxation on any gain treated as effectively connected with the conduct of a US trade or business at the rates generally applicable to US persons. Additionally, a purchaser of Piedmont US Shares or Piedmont US CDIs from a Non-US Holder may withhold 15% of the purchase price.Gain recognised by Non-US Holders who have directly, indirectly, and constructively owned 5 percent or less of the outstanding Piedmont US Shares or Piedmont US CDIs during the 5-year period ending on the date of any sale or disposition will generally not be treated as effectively connected with a US trade or business and will therefore not be subject to US taxation as described immediately above, provided that Piedmont US Shares or Piedmont US CDIs are regularly traded on an established securities market. Piedmont US Shares or Piedmont US CDIs generally will be considered to be regularly traded on an established securities market if they are regularly quoted by brokers or dealers making a market in such interests. If the Piedmont US Shares or Piedmont US CDIs are not considered regularly traded, then the exception for Non-US Holders who have owned 5 percent or less of the Piedmont US Shares or Piedmont US CDIs described above will not be applicable.  (B)  Distributions on Piedmont US Shares or Piedmont US CDIs  Distributions, if any, paid on Piedmont US Shares or Piedmont US CDIs will be treated as dividends to the extent of Piedmont US’s current and accumulated earnings and profits. Any amount distributed in excess of Piedmont US’s current earnings and profits will first be treated as a tax-free return of capital to the extent of a US Holder’s basis in the Piedmont US Shares or Piedmont US CDIs with respect to which the distribution was received. Amounts in excess of a US Holder’s basis in the Piedmont US Shares or Piedmont US CDIs will be treated as capital gain subject to the treatment described above in “Sale or Other Disposition of Piedmont US Shares or Piedmont US CDIs.”Dividends paid to a Non-US Holder will generally be subject to withholding tax at a 30% rate unless the Non-US Holder is eligible for the benefits of an income tax treaty that provides for a reduced rate of withholding and such Non-US Holder establishes its eligibility for the reduced rate by providing a valid Form W-8BEN or Form W-8BEN-E (or other applicable documentation). If a Non-US Holder is eligible for a reduced rate of withholding, such Non-US Holder may file a refund claim with the IRS for a refund of any amounts withheld in excess of such reduced rate.Although distributions that are treated as a return of capital or as capital gain are generally not subject to withholding, distributions from USRPHCs are generally subject to withholding. As noted above, it is anticipated that Piedmont US will be treated as a USRPHC immediately after the Scheme. Accordingly, it is anticipated that Piedmont US will withhold 15% of any amount distributed that is not a dividend. Non-US Holders can file a US tax return and claim a refund of any amount withheld with respect to a return of capital distribution or a capital gain distribution (to the extent the amount withheld exceeds such Non-US Holder’s tax due). Certain Non-US Holders may be entitled to an Australian foreign income tax offset (FITO) with respect to any amounts of tax withheld.

 (C)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  75  Information Reporting and Backup Withholding  Payments to Non-US Holders of dividends on Piedmont US Shares or Piedmont US CDIs will generally not be subject to backup withholding, and payments of proceeds made to Non-US Holders by brokers upon a sale of Piedmont US Shares or Piedmont US CDIs will generally not be subject to information reporting or backup withholding, in each case so long as the Non-US Holder certifies its non-resident status (and Piedmont US or its paying agent do not have actual knowledge or reason to know that the Non- US Holder is a US person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim a reduced rate of withholding under an income tax treaty described above in “Distributions on Piedmont US Shares or Piedmont US CDIs” will generally satisfy the certification requirements necessary to avoid backup withholding. Copies of information returns with respect to dividends that are filed with the IRS may also be made available to tax authorities of the country in which the Non-US Holder resides.Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Non-US Holder’s US federal income tax liability. A Non-US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such Non-US Holder’s US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.  (D)  Additional FATCA WithholdingWithholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) on certain types of payments made to non-US financial institutions and certain other non- US entities. Specifically, a 30% withholding tax may be imposed on payments of dividends if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (1) the foreign financial institution enters into an agreement with the United States Department of the Treasury to undertake certain diligence and reporting obligations; (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution which entered into the agreement in (1) above, the diligence and reporting requirements include, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. An intergovernmental agreement governing FATCA between the United States and an applicable foreign country may modify the requirements described in this paragraph.  The FATCA withholding tax will apply to all “withholdable payments” (as defined in the Code) without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from or reduction of withholding tax pursuant to an applicable tax treaty with the United States or under other provisions of the Code. Non- US Holders are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Piedmont US Shares or Piedmont US CDIs.THE US FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF PIEDMONT ADSs, PIEDMONT SHARES, AND AFTER THE SHARE SCHEME, PIEDMONT US SHARES OR PIEDMONT US CDIS, SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDERS OF THE SHARE SCHEME, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND NON-US TAX LAWS.10.2 Australian Tax ImplicationsThis Section provides a general summary of certain Australian tax consequences for certain Scheme Participants from exchanging their Shares for Piedmont US Shares or Piedmont US CDIs as contemplated by the Scheme. This Section also provides a general summary of certain Australian tax consequences for Piedmont as a result of the Scheme.

 The categories of Scheme Participants considered in this Section are limited to individuals (who are not employees of Piedmont or any of its subsidiaries), companies, complying superannuation entities and certain trusts, each of whom hold their investments (including shares and options) on ‘capital’ account for Australian tax purposes. For the avoidance of doubt, it is noted this Section does not consider other types of Scheme Participants (such as partnerships and employees) or Scheme Participants that do not hold their Shares on ‘capital’ account for Australian tax purposes (e.g. where the Shares are held on ‘revenue’ account, as trading stock or as part of certain employment arrangements).This Section is prepared solely for the Scheme Participants as described and limited above. This Section is not intended to and should not be used or relied upon by anyone else and there is no acceptance of a duty of care to any other person or entity. This Section has been prepared for the purpose of enabling certain Scheme Participants to broadly understand certain Australian taxation implications of the proposed Scheme as outlined in this Scheme Booklet.This Section does not constitute tax advice and is intended only as a general guide to certain Australian tax implications of participating in the Scheme based on taxation law and administrative practice in effect as at the date of this Scheme Booklet (which are both subject to change at any time, possibly with retrospective effect). It does not consider any specific facts or circumstances that may apply to particular Scheme Participants.As the tax consequences of participating in the Scheme will depend on each Scheme Participant’s own individual circumstances, all Scheme Participants are strongly advised to seek independent professional advice regarding the tax consequences of disposing of their Shares according to their own particular circumstances.Australian tax residentsDisposal of SharesCGT eventThe disposal of Shares by a Scheme Participant pursuant to the Scheme will constitute a ‘CGT event’ for Australian tax purposes. The CGT event will occur at the time the Scheme Participant disposes of its Shares under the Scheme, which should be the Implementation Date. However, as discussed further below, CGT roll-over relief may be available in Australia for a Scheme Participant to disregard any capital gain which arises from this CGT event.In the absence of such CGT roll-over relief, a capital gain or capital loss may arise as a consequence of this CGT event. A Scheme Participant will make a capital gain if the capital proceeds exceed the Scheme Participant’s cost base for the Shares and a capital loss if the capital proceeds are less than the Scheme Participant’s reduced cost base for the Shares (all in Australian Dollars).A Scheme Participant’s cost base (or reduced cost base) in the Shares should generally include the historical amount paid by the Scheme Participant to acquire the Shares, plus any incidental costs of acquisition and disposal (e.g. brokerage fees and stamp duty).  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  76  (B)  CGT roll-over reliefA Scheme Participant who prima facie makes a capital gain or capital loss from the disposal of their Shares may be able to obtain CGT roll-over relief in Australia, if they elect to do so. Broadly, CGT roll-over relief enables a Scheme Participant to choose to disregard the capital gain or capital loss they make from disposing of their Shares in exchange for Piedmont US Shares or Piedmont US CDIs (as discussed further below).  A Scheme Participant should be entitled to choose CGT roll-over relief if they would otherwise make a capital gain or capital loss on the disposal of their Shares. The consequences to a Scheme Participant of choosing to obtain CGT roll-over relief and also the consequences if CGT roll-over relief is not chosen or is not available are outlined generally below.The CGT roll-over choice must be made before you lodge your Australian income tax return for the income year in which the CGT event happens. A Scheme Participant does not need to inform the ATO or document their choice to claim CGT roll-over relief other than to complete their income tax return in a manner consistent with their choice.Scheme Participants should note that Piedmont has not and does not intend to apply for a private binding ruling from the ATO on the applicability of CGT roll-over relief.

 (C)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  77  Consequences if CGT roll-over relief is available and is chosen  If a Scheme Participant chooses CGT roll-over relief, the following general treatment should apply.(I) Capital gain is disregardedIf a Scheme Participant chooses CGT roll-over relief, the capital gain or capital loss arising on the disposal of their Shares in exchange for Piedmont US Shares or Piedmont US CDIs should be disregarded for Australian tax purposes.  (II)  Cost base and reduced cost base of Piedmont US Shares or Piedmont US CDIs  If a Scheme Participant chooses to obtain CGT roll-over relief, the first element of the cost base for the Piedmont US Shares or Piedmont US CDIs is worked out by attributing, on a reasonable basis, the existing cost base of the Shares that were exchanged for Piedmont US Shares or Piedmont US CDIs, to the Piedmont US Shares or Piedmont US CDIs.  (III)  Acquisition date of Piedmont US Shares or Piedmont US CDIs  If a Scheme Participant chooses to obtain CGT roll-over relief, the acquisition date of the Piedmont US Shares or Piedmont US CDIs for Australian CGT purposes is taken to be the date when the Scheme Participant originally acquired the corresponding Shares exchanged for the relevant Piedmont US Shares or Piedmont US CDIs.This acquisition date will be relevant for the purposes of determining whether any subsequent entitlement to the Australian CGT discount regime is potentially available in respect of any future disposal of the Piedmont US Shares or Piedmont US CDIs. (as discussed below).  (D)  Consequences if CGT roll-over relief is not chosen or is not available  If a Scheme Participant does not qualify for CGT roll-over relief, or the Scheme Participant chooses not to apply the roll-over relief, the following general Australian tax treatment should apply.(I) Discount CGT treatmentIf the Scheme Participant has held, or is taken to have held, its Shares for at least 12 months at the time of the disposal of its Shares, the discount CGT provisions may apply. The discount is 50 per cent for individuals and trusts, and 33 1/3 per cent for complying superannuation entities. Companies are not entitled to a CGT discount.If the Scheme Participant derives such a discount capital gain, any of their available capital losses will be applied to reduce the undiscounted (i.e. at 100%) capital gain before the discount is applied. The resulting amount is then included in the Scheme Participant’s net capital gain for the income year.Where the Scheme Participant is a trustee, the rules around capital gains and the CGT discount are complex; subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess eligibility for the CGT discount in their own right.  (II)  Capital lossIf a Scheme Participant makes a capital loss from the disposal of their Shares, this may be used to offset capital gains they derive in the same or subsequent years of income (subject to satisfying certain conditions), but cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years.  (III)  Cost base and reduced cost base of Piedmont US Shares or Piedmont US CDIs

 The first element of the cost base (and reduced cost base) of the Piedmont US Shares or Piedmont US CDIs received by a Scheme Participant should be equal to the Australian Dollar market value of the Shares it exchanges for the Piedmont US Shares or Piedmont US CDIs.In the absence of any contrary indication of the value of the Shares, their market value could be taken to be equal to the market value of the Piedmont US Shares or Piedmont US CDIs on the date the Piedmont US Shares or Piedmont US CDIs are issued (being the Implementation Date).  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  78  (IV)  Acquisition date of Piedmont US Shares and Piedmont US CDIs  The acquisition date of the Piedmont US Shares and Piedmont US CDIs for Scheme Participants for CGT discount purposes should be the Implementation Date.The means a Scheme Participant will need to hold their Piedmont US Shares or Piedmont US CDIs for at least 12 months after that date before the CGT discount (as described above) may apply on a subsequent disposal of the Piedmont US Shares or Piedmont US CDIs.  (ii)  Ongoing ownership of Piedmont US Shares or Piedmont US CDIs  The following comments are made on the basis Piedmont US will not be a resident of Australia for Australian income tax purposes, such that Scheme Participants will own securities in a foreign tax resident company.(A) Taxation of dividends receivedGenerally, a Scheme Participant will be required to include in its assessable income the gross amount of any dividends it received from Piedmont US when those dividends are paid or credited to them.On the basis Piedmont US will not be an Australian tax resident, it will not be able to frank any dividends it pays to its shareholders. Accordingly, Scheme Participants will not receive any franked dividends (and will not be entitled to any franking credits in respect of such dividends) from Piedmont US. It is noted that, Piedmont considers its profits should be derived principally from non-Australian sources, and as such, Piedmont expects the payment of franked dividends unlikely under its current operating structure.If a Scheme Participant is an Australian tax resident company that holds at least 10% of the ‘direct participation’ interest in Piedmont US, dividends received from Piedmont US may be treated as non-assessable non-exempt income for Australian tax purposes if certain conditions are satisfied. For completeness, it is also noted that Piedmont US dividends received indirectly by a company through interposed trusts and partnerships may also be eligible for such treatment (i.e. non-assessable non-exempt) if the company’s ‘direct participation’ and ‘indirect participation’ interests in Piedmont US are at least 10% and certain other conditions are satisfied.Scheme Participants in these circumstances are advised to seek independent tax advice (based on their individual circumstances), regarding the treatment of dividends received from Piedmont US, including potential eligibility for non-assessable non- exempt income treatment.  (B)  Future disposals of Piedmont US Shares or Piedmont US CDIs  On a future disposal of Piedmont US Shares or Piedmont US CDIs, Scheme Participants may make a capital gain if the capital proceeds (in Australian Dollars) of that disposal are more than the cost base (in Australian Dollars) or a capital loss if the capital proceeds (in Australian Dollars) of that disposal are less than the reduced cost base (in Australian Dollars). The cost base an acquisition date of the Piedmont US Shares or Piedmont US CDIs, and eligibility for the CGT discount, are as described earlier.

 Any foreign capital proceeds (i.e. US Dollars) should be converted into Australian Dollars at the prevailing exchange rate at the time of the transaction for Australian tax purposes.Lastly, for completeness, in broad terms, it is noted the capital gain or capital loss on disposal of Piedmont US Shares may, in certain circumstances, be reduced by a percentage that reflects the degree to which the underlying assets of Piedmont US are used in an ‘active business’ if the Scheme Participant is an Australian tax resident company that held a ‘direct voting percentage’ of 10 percent or more in Piedmont US throughout a 12 month period that began no earlier than 24 months before the time of the disposal and ended no later than that time.The rules regarding this CGT exemption are complex and dependent on the facts at the time of disposal (including the manner in which Piedmont US Shares are held and the underlying asset composition of Piedmont US at that time). Scheme Participants in these circumstances are strongly advised to seek independent tax advice based on their individual circumstances, including regarding whether capital gains or capital losses arising from disposal of their Piedmont US Shares may be eligible for this CGT exemption treatment.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  79  (C)  Foreign income tax  Scheme Participants may be entitled to obtain an Australian non-refundable tax offset for foreign income tax paid on amounts included in their assessable income from the Piedmont US Shares or Piedmont US CDIs. This offset can reduce the Australian tax payable on the amounts included in a Scheme Participant’s assessable income, subject to an offset limit and certain other conditions being satisfied.  (D)  Foreign income anti-deferral rules  In certain (limited) circumstances, the Australian foreign income anti-deferral rules can operate to tax an Australian tax resident shareholder on the income of a foreign company even though the shareholder has received no actual distributions from the foreign company.The principal foreign income anti-deferral rules that currently may apply to Scheme Participants in respect of holding Piedmont US Shares or Piedmont US CDIs are the “controlled foreign company” (CFC) rules.While it would not be expected that the CFC rules should apply to a Scheme Participant (on the basis of their non-controlling interest or the operations being in the US), these rules are extremely complex and may be subject to change. Accordingly, Scheme Participants are strongly urged to monitor developments in this area closely and consult their own tax advisers as to the application of the foreign income anti-deferral rules to their holding of Piedmont US Shares or Piedmont US CDIs in their own individual circumstances.  (b)  Foreign (i.e. non-Australian) tax residents(i) Disposal of Shares  Foreign Shareholders that hold their Shares on capital account and do not hold their Shares at any time in carrying on a business at or through a permanent establishment in Australia should generally not be subject to Australian CGT on the disposal of their Shares, unless the Shares are an “indirect Australian real property interest” or an option to acquire a share that is an “indirect Australian real property interest”.Broadly, shares would be an indirect Australian real property interest only if both of the following criteria are satisfied:The Foreign Shareholder and its associates (as defined for Australian tax purposes) together have held at least 10% of Piedmont at the time the Shareholder disposed of its Shares or for at least 12 months during the 24 months before the Shareholder disposed of its Shares; andMore than 50% of the market value of Piedmont’s assets are represented by direct and certain indirect interests in real property in Australia (referred to as “taxable Australian property”).

 A foreign resident capital gains withholding tax of 12.5% applies to transactions involving the acquisition of the legal ownership of an asset that is an indirect Australian real property interest. Piedmont considers that less than 50% of the market value of Piedmont’s assets is attributable to direct or indirect interests in “taxable Australian real property”. On this basis, the foreign resident capital gains withholding tax should not apply.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  80  (ii)  Taxation on dividends received  Foreign shareholders should generally not be subject to Australian income tax or withholding taxes on dividends received from Piedmont US (on the basis Piedmont US will not be an Australian tax resident).  (iii)  Future disposals of Piedmont US Shares or Piedmont US CDIs  Foreign shareholders should generally not be subject to Australian CGT on the disposal of Piedmont US Shares or Piedmont US CDIs unless these are an “indirect Australian real property interest” (as described above) or an option to acquire a share or CDI that is an “indirect Australian real property interest”.  (c)  GST  Scheme Participants should not be liable to Australian GST in respect of a disposal of their Shares, regardless of whether the Scheme Participant is registered for GST or not.In the event the Scheme Participant is an Australian tax resident and is registered for GST, the disposal of the Shares to Piedmont US should be considered an GST-free financial supply (as defined).Scheme Participants may incur GST included in costs (such as adviser fees relating to their participation in the Scheme) that relate to the Scheme. Shareholders that are registered for GST may be entitled to input tax credits or reduced input tax credits for such costs. This will depend on each Scheme Participant’s individual circumstances.Scheme Participants should seek their own independent advice in relation to the GST implications of their participation in the Scheme.  (d)  Stamp duty  No stamp duty should be payable in any Australian State or Territory.

11 Information about the Scheme

1. Scheme Implementation Deed

Piedmont and Piedmont US have entered into the Scheme Implementation Deed in connection with the proposed Scheme. The Scheme Implementation Deed sets out the obligations of Piedmont and Piedmont US in relation to the Scheme.

The Scheme Implementation Deed is contained in Annexure B.

2. Conditions Precedent

(a) Outstanding conditions precedent to Scheme

The Scheme and the obligations of Piedmont to implement the Scheme are subject to the following outstanding conditions precedent being satisfied or, where applicable, waived, in accordance with the terms of the Scheme Implementation Deed on or prior to the Second Court Date:

(i) Shareholder approval

Approval of the Scheme Resolution by the Requisite Majority of Shareholders, being:

- unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Scheme Meeting (in person or by proxy, corporate representative or attorney); and
- at least 75% of the total number of votes which are cast on the Scheme Resolution.

(ii) Court approval

The Court approves the Scheme in accordance with section 411(10) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act, with respect to all securities to be offered, issued or sold by Piedmont US under the Scheme.

(iii) No prohibitive orders

No judicial or regulatory agency taking and not withdrawing any action or imposing any restraint that prevents the implementation of the Scheme.

(iv) Regulatory approvals

All approvals, consents and waivers which the parties agree are required to implement the Scheme (other than Court and Shareholder approval) are obtained, including from ASX and ASIC.

(v) FIRB approval

One of the following occurs:

- Piedmont has received written notification by or on behalf of the Treasurer under the FATA to the effect that the Commonwealth Government has no objection (unconditionally or on conditions acceptable to Piedmont US acting reasonably) under its foreign investment policy to Piedmont US acquiring all of the Scheme Shares under the Scheme (or is precluded from objecting because the time for doing so has passed);
- the period provided for under the FATA during which the Treasurer may make an order or interim order under the FATA prohibiting Piedmont US from acquiring all of the Scheme Shares has elapsed without such an order being made; or
- if an interim order has been made by the Treasurer to prohibit Piedmont US from acquiring the Scheme Shares under the Scheme, the subsequent period for making a final order under the FATA has elapsed without any final order being made.

(vi) ASX Listing

Before 8:00am (AWST) on the Second Court Date, ASX approves:

- the admission of Piedmont US to the official list of ASX; and
- the Piedmont US CDIs for official quotation by ASX,

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subject only to any conditions which ASX may reasonably require that are acceptable to the Board and the Piedmont US Board and to the Scheme becoming Effective.

(vii) Nasdaq Listing

Before 8:00am (AWST) on the Second Court Date, Nasdaq has confirmed it has no objections to listing on Nasdaq of the Piedmont US Shares, subject to official notice of issuance following implementation and any customary conditions.

(viii) Ability to issue CDIs

Before 5:00pm (AWST) on the Business Day prior to the Second Court Date, Piedmont US and Piedmont doing everything necessary under ASX Settlement Rules to enable CDN to allot and issue the Scheme Consideration under the Scheme, other than the allotment and issue or transfer (as applicable) of the Piedmont US Shares to CDN under the Scheme.

(ix) Independent Expert

The Independent Expert concludes the Scheme is in the best interests of Shareholders and does not withdraw or adversely modify that conclusion before 8:00am (AWST) on the Second Court Date.

11.3 Scheme Meeting

The Court has ordered that a meeting of Shareholders be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia at 10:00am (AWST) on 7 April 2021 to consider the Scheme.

The fact that, under section 411(1) of the Corporations Act, the Court has ordered that the Scheme Meeting be convened and has approved this Scheme Booklet does not mean that the Court:

(a) has formed any view as to the merits of the proposed Scheme or as to how Shareholders should vote (on this matter Shareholders must reach their own decision); or

(b) has prepared, or is responsible for, the content of this Scheme Booklet.

The order of the Court that the Scheme Meeting be convened is not, and should not be treated as an endorsement by the Court of, or any other expression of opinion by the Court on, the Scheme.

The Scheme is conditional, among other things, on approval of the Scheme Resolution by the Requisite Majority of Shareholders, being:

(a) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(b) at least 75% of the total number of votes which are cast on the Scheme Resolution.

Further details of the consequences of the Scheme not being implemented are set out in Section 3 under the heading titled 'What happens if the Scheme is not approved?'

11.4 Court approval of the Scheme

Piedmont will apply to the Court for orders approving the Scheme if:

(a) the Scheme Resolution is approved by the Requisite Majority of Shareholders at the Scheme Meeting; and

(b) all other conditions to the Scheme which are required (under the Scheme Implementation Deed) to be satisfied by the Second Court Date are satisfied or waived (where applicable).

The Court will hear Piedmont's application at the Second Court Hearing on the Second Court Date.

The Court may refuse to grant the orders referred to above even if the Scheme Resolution is approved by the Requisite Majority of Shareholders.

ASIC has been requested to issue a written statement that it has no objection to the Scheme. ASIC would not be expected to issue such a statement until shortly before the Second Court Date. If ASIC does not produce a written statement that it has no objection to the Scheme, the Court may still approve the Scheme provided it is satisfied that section 411(17)(a) of the Corporations Act is satisfied.

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 Shareholders have the right to seek leave to appear at the Court at the Second Court Hearing to oppose the approval of the Scheme by the Court or make representations to the Court in relation to the Scheme. If you wish to oppose approval of the Scheme by the Court at the Second Court Hearing you may do so by filing with the Court, and serving on Piedmont, a notice of appearance in the prescribed form together with any affidavit on which you wish to rely at the hearing. The notice of appearance and affidavit must be served on Piedmont at least one Business Day (in Perth, Western Australia) before the Second Court Date. That date is currently scheduled to occur on 14 April 2021. Any change to this date will be announced through ASX and will be available on ASX’s website, www.asx.com.au. Alternatively, if you wish to make representations to the Court in relation to the Scheme, the Court may grant you leave to be heard at the hearing without becoming a party to the proceeding.11.5 Actions by Piedmont and Piedmont USIf Court orders approving the Scheme are obtained, the Board and the Piedmont US Board will take or procure the taking of the steps required for the Scheme to be implemented. These will include the following:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  83  (a)  Piedmont will lodge with ASIC an office copy of the Court order approving the Scheme, under section 411(10) of the Corporations Act, and the Scheme will become Effective;  (b)  on the close of trade on the Effective Date, Shares will be suspended from trading on ASX;  (c)  on the Implementation Date, all of the Shares held by Scheme Participants at 5:00pm (AWST) on the Record Date will be transferred to Piedmont US and, in exchange, each Scheme Participant (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) will be issued the Scheme Consideration;  (d)  on the Implementation Date, the Sale Agent will receive the Scheme Consideration from Piedmont US (or an agent of Piedmont US) in respect of the Shares held at 5:00pm (AWST) on the Record Date by all Ineligible Foreign Holders and Non-Electing Small Parcel Holders. Piedmont US will procure that the Sale Agent sells those Piedmont US CDIs within 30 Business Days following the Implementation Date. The Sale Agent must then promptly remit the net proceeds of the sale of those securities (after deducting any applicable, brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges) to Piedmont US which will then remit such proceeds to Ineligible Foreign Holders and Non-Electing Small Parcel Holders;  (e)  on the Implementation Date:  (i)  Piedmont US will, or will have prior to this date, issue the appropriate number of Piedmont US Shares to CDN or the ADS Depositary as the Scheme Consideration; andPiedmont US will procure the issue of Piedmont US CDIs by CDN to each Scheme Participant (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) and the Sale Agent;  (ii)  (f)  on the Implementation Date, Piedmont will enter the name of Piedmont US in the Piedmont Share Register as the holder of the Shares;  (g)  as soon as possible after the Implementation Date, Piedmont will be removed from the official list of ASX and Nasdaq; and  (h)  on or as soon as possible after the Implementation Date, Piedmont US will be admitted to the official list of ASX and Nasdaq and the Piedmont US CDIs and the Piedmont US Shares will be admitted, respectively, for official quotation by ASX and Nasdaq.  11.6 Effective DateThe Scheme will become Effective on the date upon which the office copy of the order of the Court under section 411(10) of the Corporations Act approving the Scheme is lodged with ASIC or such earlier date as the Court determines or specifies in the order.If the Scheme becomes Effective, Piedmont will immediately give notice of the event to ASX. Shares will be suspended from trading on ASX on the close of trade on the Effective Date.Once the Scheme becomes Effective, Piedmont and Piedmont US will become bound to implement the Scheme in accordance with its terms.Subject to confirmation with ASX, it is expected that Piedmont US CDIs will become tradable on a deferred settlement basis commencing on the Business Day after the Effective Date, and that Piedmont US CDIs will trade on a normal T+2 settlement basis on and from the second Business Day after the Implementation Date.

 Trading of Piedmont US Shares on Nasdaq is expected to commence promptly following the Implementation Date.SchemeIf the Scheme becomes Effective (i.e. after it is approved by Shareholders and the Court), all Shares outstanding at 5:00pm (AWST) on the Record Date will be transferred on the Implementation Date to Piedmont US, in return for the issuance of the Scheme Consideration to the Scheme Participants (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders, who will receive cash pursuant to the Sale Facility). See Annexure C for a copy of the Scheme.Piedmont US Shares will become the deposited securities. The ADS Depositary will call for surrender of the Piedmont ADSs and will deliver Piedmont US Shares upon surrender of those ADSs and payment of the ADS Depositary’s fee of US$0.05 per ADS for cancellation of the Piedmont ADSs.Deed PollPiedmont US has executed the Deed Poll pursuant to which Piedmont US has agreed, subject to the Scheme becoming Effective, to acquire the Shares held by Scheme Participants for the Scheme Consideration.See Annexure D for a copy of the Deed Poll.Record DateThe Record Date for the Scheme is 5:00pm (AWST) on the date which is two Business Days after the Effective Date (or on such other date (after the Effective Date) as Piedmont and Piedmont US may agree in writing). Only Shareholders who appear on the Piedmont Share Register at 5:00pm (AWST) on the Record Date will be entitled to receive the Scheme Consideration.Implementation DateThe Implementation Date for the Scheme is the date which is five Business Days after the Record Date (or on such other date agreed to in writing by Piedmont and Piedmont US).On the Business Day prior to the Implementation Date for the Scheme, Piedmont US must:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  84  (a)  procure the allotment and issue of the Piedmont US Shares in book entry form to CDN, which are to be held on trust for each Scheme Participant, and the Sale Agent, being issued Piedmont US CDIs.  On the Implementation Date for the Scheme, Piedmont US must:(a) do everything reasonably necessary to cause and procure that CDN issues Piedmont US CDIs to:  (i)  the Scheme Participants (other than the Australian custodian for the ADS Depositary, Ineligible Foreign Holders and Non-Electing Small Parcel Holders) in accordance with this Scheme and:  (A)  in the case of Scheme Participants who hold their Shares on the CHESS sub register, procure that the Piedmont US CDIs are held on that sub register;  (B)  in the case of Scheme Participants who hold their Scheme Shares on the issuer sponsored sub register, procuring that the Piedmont US CDIs are held on that sub register; and  (C)  maintain the CDI register for each Scheme Participant who receives Piedmont US CDIs under the Scheme and procures the provision of Piedmont US CDI holding statements or allotment confirmation advices to all applicable Scheme Participants in accordance with the Listing Rule; and  (ii)  the Sale Agent in respect of any Shares held by any Ineligible Foreign Holders and Non-Electing Small Parcel Holders in accordance with this Scheme; and  (b)  procure the allotment and issue of the Piedmont US Shares in book entry form to the ADS Depositary in the Piedmont US Register to allow it to effect the ADS exchange.  11.11 Despatch of holding statements and CHESS confirmation advicesPiedmont US will despatch holding statements and CHESS confirmation advices to Scheme Participants entitled to them within three Business Days after the Implementation Date.

 Commencement of trading in Piedmont US CDIs and Piedmont US SharesSubject to confirmation with ASX, it is expected that Piedmont US CDIs will become tradable on a deferred settlement basis commencing on the Business Day after the Effective Date, and that Piedmont US CDIs will trade on a normal T+2 settlement basis on and from the second Business Day after the Implementation Date (or such other date as ASX requires). The Implementation Date is currently expected to be 28 April 2021.Trading of Piedmont US Shares on Nasdaq is expected to commence promptly following the Implementation Date.The actual dates will be announced to ASX and Nasdaq and also published on the Piedmont website.Delisting of PiedmontAs soon as possible after the Implementation Date, it is intended that Piedmont will request ASX to remove Piedmont from the official list of ASX and request the removal of Piedmont from the official list of Nasdaq. In particular, Piedmont US will be the successor issuer of Piedmont for purposes of Piedmont’s Nasdaq listing. However, as noted in Section 11.5(h), on or as soon as possible after the Implementation Date, it is expected that Piedmont US will be admitted to the official list of ASX and Nasdaq and the Piedmont US CDIs and the Piedmont US Shares will be admitted, respectively, for official quotation by ASX and Nasdaq.Termination of the Scheme Implementation DeedThe Scheme Implementation Deed may be terminated by either party (non-defaulting party) before 8:00am (AWST) on the date of the Second Court Hearing by notice in writing to the other party (in this Section 11.14 'terminate') in certain circumstances, including:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  85  (a)  Material breach of the Scheme Implementation Deed: if the other party (defaulting party) is in breach of a material provision of the Scheme Implementation Deed and, if capable of remedy, the material breach is not remedied within five Business Days (or any shorter period ending at 8:00am (AWST) on the Second Court Date) of receipt of a breach notice from the other party;  (b)  Conditions Precedent: if any of the Conditions Precedent is incapable of being satisfied or fulfilled (other than as a result of a breach by the terminating party of its obligations under the Scheme Implementation Deed);  (c)  Shareholder Approval: if the Requisite Majority of Shareholders do not approve the Scheme at the Scheme Meeting; or  (d)  Restraint: if the Court, government or judicial agency or stock or securities exchange has issued any order, decree, ruling or taken any other action permanently restrains or prohibits the Scheme and that order, decree, ruling or other action has become final and cannot be appealed.  The Scheme Implementation Deed may be terminated by Piedmont US by notice in writing to Piedmont if a Director fails to recommend, recommends against, withdraws or adversely modifies or qualifies their recommendation of the Scheme or makes any public statement to the effect that the Scheme is not, or is no longer, recommended.The Scheme Implementation Deed may also be terminated at any time by mutual consent of Piedmont and Piedmont US, provided that such consent to terminate is in writing and is signed by each of the parties.11.15 Arrangements for holders of Options and Performance RightsAt the date of this Scheme Booklet, the following Options are on issue:  Number  Class  6,000,000  Options exercisable at A$0.24 each on or before 10 July 2022  26,750,000  Options exercisable at A$0.16 each on or before 31 December 2022  400,000  Options exercisable at A$0.40 each on or before 5 November 2023  6,800,000  Options exercisable at A$0.40 each on or before 31 December 2023

 At the date of this Scheme Booklet, the following Performance Rights are on issue:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  86  Number  Class  500,000  Performance Rights subject to the Binding Offtake Milestone performance condition and expiring 31 December 2021  2,500,000  Performance Rights subject to the Integrated Feasibility Study Milestone performance condition and expiring 31 December 2021  3,000,000  Performance Rights subject to the Construction Milestone performance condition and expiring 31 December 2022  A summary of the terms and conditions of the Options and the Performance Rights are detailed below:Option Terms:  Each Option entitles the holder to the right to subscribe for one Share upon the exercise of each Option.  The Options are exercisable at any time prior to the expiry date, subject to vesting conditions being satisfied (if applicable).  Shares issued on exercise of the Options rank equally with the then Shares of Piedmont.  Application will be made by Piedmont to ASX for official quotation of the Shares issued upon exercise of the Options.  If there is any reconstruction of the issued share capital of Piedmont, the rights of the Option Holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.No application for quotation of the Options will be made by Piedmont.Performance Right Terms:Performance Rights will only vest and entitle the Participant to be issued Shares if the applicable Performance Criteria and or Vesting Conditions have been satisfied prior to the end of the Performance Period, waived by the Board or are deemed to have been satisfied under the Rules. Upon such satisfaction, waiver or deeming, each Performance Right converts into one Share.Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest.  Shares issued on conversion of the Performance Rights rank equally with the then Shares of Piedmont.  Application will be made by Piedmont to ASX for official quotation of the Shares issued upon conversion of the Performance Rights.  If there is any reconstruction of the issued share capital of Piedmont, the rights of the Performance Right Holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.  No application for quotation of the Performance Rights will be made by Piedmont.  Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.  Piedmont is proposing to enter into deeds of cancellation with each of the Option Holders and Performance Right Holders (Deeds of Cancellation). The material terms of the Deeds of Cancellation are summarised below:  (a)  each Option Holder and Performance Right Holder will agree to the cancellation of their Options and/or Performance Rights in consideration for Piedmont US issuing one replacement option and/or performance right (as applicable) in Piedmont US for every 100 Options and Performance Rights cancelled and on terms which mirror, to the extent possible, their existing Options and/or Performance

 Rights (a summary of the terms and conditions of the Piedmont US Options and Piedmont US Performance Rights are detailed in Sections 8.15 and 8.16), being:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  87  Option Holder  Options exercisable at A$0.24 each*, expiring 10 July2022  Options exercisable at A$0.16 each*, expiring 31December 2022  Options exercisable at A$0.40 each*, expiring 5 November2023  Options exercisable at A$0.40 each*, expiring 31 December 2023  Mr. Keith Phillips  6,000,000 Options for60,000 Piedmont US Options  6,000,000 Options for60,000 Piedmont US Options  -  -  Other Option Holders  -  20,750,000 Optionsfor 207,500 Piedmont US Options  400,000Options for 4,000Piedmont US Options  6,800,000 Options for68,000Piedmont US Options  * The exercise price for the Piedmont US Options will be an equivalent USD exercise price as determined by the Board based on the AUD:USD exchange rate on the Business Day prior to the Implementation Date and taking into account that each Option Holder will receive one Piedmont US Option for every 100 Options cancelled.  Performance Right Holder  Performance Rights subject to Binding Offtake Milestone, expiring 31December 2021  Performance Rights subject to Integrated Feasibility Study Milestone, expiring 31December 2021  Performance Rights subject to Construction Milestone, expiring 31December 2022  Mr. Keith Phillips  -  750,000 Performance Rights for 7,500 Piedmont US Performance Rights  750,000 Performance Rights for 7,500 Piedmont US Performance Rights  Other Performance Right Holders  500,000 Performance Rights for 5,000 Piedmont US Performance Rights  1,750,000 Performance Rights for 17,500 Piedmont US Performance Rights  2,250,000 Performance Rights for 22,500 Piedmont US Performance Rights  (b)  Piedmont US must grant new options and/or performance rights (as applicable) in respect of Piedmont US Shares to the Optionholders and Performance Right Holders on the Implementation Date as consideration of their current Options and Performance Rights; andthe cancellation of the Options and Performance Rights is conditional on:  (c)  (i)(ii)  the Scheme becoming Effective;the necessary regulatory approvals, consents and waivers having been obtained by Piedmont; andOption Holders and Performance Right Holders not having dealt with the Options or the Performance Rights, as the case may be, contrary to the terms of the Deeds of Cancellation.  (iii)  Piedmont has obtained a waiver from Listing Rule 6.23.2 to the extent necessary to permit the Options and Performance Rights to be cancelled for consideration without requiring Shareholder approval to be obtained. Refer to Section 12.15 for further details.If an Optionholder exercises its Options prior to the Record Date, Piedmont will issue Shares to that Optionholder so as to facilitate the Optionholder's participation in the Scheme as a Shareholder.

 12  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  88  Additional information  Interests in PiedmontInterests of Directors in PiedmontThe number, description and amount of Piedmont marketable securities controlled or held by, or on behalf of, each Director as at the date of this Scheme Booklet are:  Director  Shares  Options  Performance Rights  Keith D. Phillips  7,779,5701  12,000,000  1,500,000  Jeff Armstrong  1,750,000  -  -  Anastasios (Taso) Arima  3,406,494  -  -  Jorge M. Beristain  3,045,9502  -  -  Todd Hannigan  38,871,2403  -  -  Levi Mochkin  49,485,581  -  -  Notes:Mr. Phillips holds 2,000,000 Shares in the form of ADSs.Mr. Beristain holds 2,500,000 Shares in the form of ADSs.Mr. Hannigan’s shares are held indirectly through DITM Holdings Pty Ltd (as trustee for the DITM Family Trust), DITM Holdings Pty Ltd (as trustee for the Hannigan Superannuation Fund) and Hannigan Charity Pty Ltd (as trustee for The Hannigan Charitable Fund).  (b)  Interests of Piedmont US and Piedmont US Directors in Piedmont  (i)  Interests of Piedmont US in PiedmontAs at the date of this Scheme Booklet, Piedmont US holds no Relevant Interest in any of Piedmont’s securities.  (ii)  Interests of Piedmont US Directors in PiedmontAs at the date of this Scheme Booklet, the following Relevant Interests are held by the Piedmont US Directors in Piedmont:  Director  Shares  Options  Performance Rights  Keith D. Phillips  7,779,5701  15,000,000  1,500,000  Jeff Armstrong  1,750,000  -  -  Notes:1. Mr. Phillips holds 2,000,000 Shares in the form of ADSs.Interests in Piedmont US securitiesInterests of Piedmont US Directors in the Piedmont US securitiesAs at the date of this Scheme Booklet, none of the Piedmont US Directors holds a Relevant Interest in Piedmont US.  (b)  Interests of Piedmont and Directors in the Piedmont US securities  As at the date of this Scheme Booklet, Piedmont does not hold any securities of Piedmont US.As at the date of this Scheme Booklet, none of the Directors holds a Relevant Interest in Piedmont US.Agreements or arrangements with Directors and senior managementJeff Armstrong, Non-Executive ChairmanMr. Armstrong entered into a letter of appointment with Piedmont in respect of his appointment as Non- Executive Director, effective from 1 August 2018.

 The cash remuneration terms of the letter of appointment comprise fees of US$30,000 per annum.The appointment can be terminated:automatically at the end of any meeting at which Mr. Armstrong is not re-elected as a Director by Shareholders; orwhere Mr. Armstrong becomes disqualified or prohibited by law from being, or acting as, a director, or from being involved in the management of a company.In addition, Mr. Armstrong has previously been granted the following incentive securities:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 85  500,000 Options exercisable at A$0.35 each, expiring 31 December 2020; and  500,000 Options exercisable at A$0.25 each, expiring 30 June 2020;  500,000 Shares, subject to voluntary escrow until 17 April 2021.  (b)  Keith D Phillips, Managing Director, President and CEO  Mr. Phillips entered into an employment agreement with Piedmont Lithium Carolinas, Inc. and Piedmont, as well as a letter of appointment with Piedmont, both effective from 10 July 2017.The cash remuneration terms of the employment agreement comprise:salary of US$250,000 per annum; andan annual bonus of up to US$100,000 subject to the achievement of certain annual key performance indicators.The employment agreement can be terminated by Piedmont immediately for any reason, by the giving of written notice to Mr. Phillips. No amount is payable by Piedmont to Mr. Phillips in the event of termination by Piedmont for cause. In the event of termination by Piedmont without cause, Mr. Phillips is entitled to receive a payment equal to 6 months’ salary and continuing benefits for a period of 6 months.In addition, Mr. Phillips will be paid a once-off discretionary cash bonus of US$50,000 for the six-month period ended December 31, 2020. This is in addition to his annual bonus of up to US$100,000.In addition, Mr. Phillips has previously been granted the following incentive securities:  6,000,000 Options exercisable at A$0.12 each, expiring 10 January 2021;  6,000,000 Options exercisable at A$0.16 each, expiring 10 July 2021;  6,000,000 Options exercisable at A$0.24 each, expiring 10 July 2022;  6,000,000 Options exercisable at A$0.16 each, expiring 31 December 2022;  6,000,000 Options exercisable at A$0.10 each, expiring 10 July 2020;  750,000 Piedmont Performance Rights subject to the Chemical Plant PFS Milestone, expiring 31 December 2021;  750,000 Performance Rights subject to the Integrated Feasibility Study Milestone, expiring 31 December 2021; and750,000 Performance Rights subject to the Construction Milestone, expiring 31 December 2022.  (c)  Jorge M. Beristain  Mr. Beristain entered into a letter of appointment with Piedmont in respect of his appointment as Non- Executive Director, effective from 7 May 2018.The cash remuneration terms of the letter of appointment comprise fees of US$30,000 per annum, plus an additional US$10,000 per annum for service as a committee chairman.The appointment can be terminated:

- automatically at the end of any meeting at which Mr. Beristain is not re-elected as a Director by Shareholders; or
- where Mr. Beristain becomes disqualified or prohibited by law from being, or acting as, a director, or from being involved in the management of a company.

In addition, Mr. Beristain has previously been granted the following incentive securities:

- 500,000 Options exercisable at A$0.25 each, expiring 30 June 2020;
- 500,000 Options exercisable at A$0.35 each, expiring 31 December 2020; and
- 500,000 Shares, subject to voluntary escrow until 17 April 2021.

(d) **Todd Hannigan, Non-Executive Director**

Mr. Hannigan entered into a letter of appointment with Piedmont in respect of his appointment as Non-Executive Director, effective from 8 February 2021.

The cash remuneration terms of the letter of appointment comprise fees of US$30,000 per annum.

Mr. Hannigan's appointment can be terminated:

- automatically at the end of any meeting at which Mr. Hannigan is not re-elected as a Director by Shareholders; or
- where Mr. Hannigan becomes disqualified or prohibited by law from being, or acting as, a director, or from being involved in the management of a company.

(e) **Levi Mochkin, Non-Executive Director**

Mr. Mochkin entered into a letter of appointment with Piedmont in respect of his appointment as Non-Executive Director, effective from 30 June 2015.

The cash remuneration terms of the letter of appointment comprise fees of US$30,000 per annum.

Mr. Mochkin's appointment can be terminated:

- automatically at the end of any meeting at which Mr. Mochkin is not re-elected as a Director by Shareholders; or
- as otherwise determined in accordance with Piedmont's constitution, the Corporations Act or any other applicable law.

In addition, Ledger Holdings Pty Ltd, a company associated with Mr. Mochkin, receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities.
In addition, Mr. Mochkin has previously been granted the following incentive securities:

- 500,000 Shares, subject to voluntary escrow until 17 April 2021.

(f) **Anastasios (Taso) Arima, Non-Executive Director**

Mr. Arima entered into a letter of appointment with Piedmont in respect of his appointment as Non-Executive Director, effective from 1 February 2020.

The cash remuneration terms of the letter of appointment comprise fees of US$30,000 per annum.

The appointment can be terminated:

- automatically at the end of any meeting at which Mr. Arima is not re-elected as a Director by Shareholders; or
- where Mr. Arima becomes disqualified or prohibited by law from being, or acting as, a director, or from being involved in the management of a company.

In addition, Mr. Arima receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 86

 In addition, Mr. Arima has previously been granted the following incentive securities:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  91  3,000,000 Options exercisable at A$0.10 each, expiring 31 December 2019;  3,000,000 Options exercisable at A$0.15 each, expiring 31 December 2019; and  5,000,000 Options exercisable at A$0.05 each, expiring 31 December 2019;  500,000 Shares, subject to voluntary escrow until 17 April 2021.  (g)  Patrick H Brindle, Vice President – Project Management  Pursuant to his employment agreement, Mr. Brindle receives a salary of US$210,000 per annum and is eligible for a discretionary bonus of up to US$50,000 per annum.Mr. Brindle is eligible to participate in the Employee Incentive Plan.  Mr. Brindle’s employment may be terminated by either party immediately for any reason by the giving of written notice. No amount is payable by Piedmont to Mr. Brindle in the event of termination by Piedmont for cause.Lamont Leatherman, Vice President – Chief Geologist  (h)  Pursuant to his consulting agreement, Mr. Leatherman receives fees of US$210,00 per annum and is eligible for a discretionary bonus of up to US$50,000 per annum.Mr. Leatherman is eligible to participate in the Employee Incentive Plan.Mr. Leatherman’s consultancy may be terminated by either party for any reason by the giving of 60 days’ written notice. The Piedmont Group may terminate the consulting agreement immediately for cause.  (i)  Austin Devaney, Vice President – Sales & Marketing  Pursuant to his employment agreement, Mr. Devaney receives a salary of US$200,000 per annum and is eligible for a discretionary bonus of up to US$50,000 per annum.Mr. Devaney is eligible to participate in the Employee Incentive Plan.Mr. Devaney’s employment may be terminated by either party for any reason by the giving of 60 days’ written notice. The Piedmont Group may terminate the employment agreement immediately for cause.  (j)  Bruce Czachor, Vice President and General Counsel  Pursuant to his employment agreement, Mr. Czachor receives a salary of US$200,000 per annum and is eligible for a discretionary bonus of up to US$50,000.Mr. Czachor is eligible to participate in the Employee Incentive Plan.Mr. Czachor’s employment may be terminated by either party for any reason by the giving of 60 days’ written notice. The Piedmont Group may terminate the employment agreement immediately for cause.  (k)  Brian Risinger, Vice President – Corporate Communications and Investor Relations  Pursuant to his employment agreement, Mr. Risinger receives a salary of US$200,000 per annum and is eligible for a discretionary bonus of up to US$50,000.Mr. Risinger is eligible to participate in the Employee Incentive Plan.Mr. Risinger’s employment may be terminated by either party for any reason by the giving of 60 days’ written notice. The Piedmont Group may terminate the employment agreement immediately for cause.  (l)  Gregory (Greg) Swan, Company Secretary  Mr. Swan provides services as the company secretary through a services agreement with Apollo Group Pty Ltd (Apollo). Effective 1 November 2020, Apollo is paid a monthly retainer of A$20,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Piedmont Group.Mr. Swan is eligible to participate in the Employee Incentive Plan.

12.4 **Other termination benefits**

Except as set out in this Section 12.4 or elsewhere in this Scheme Booklet, there are no payments or other benefits that are proposed to:

(a) be made or given to any director of the Company as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in the Company or in a Related Body Corporate of the Company; or

(b) be made or given to any director of any Related Body Corporate of the Company as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in that body corporate or in the Company.

5. Agreements or arrangements connected with or conditional on the Scheme

Except as otherwise detailed in this Scheme Booklet, there are no agreements or arrangements that are or will be made between any Director and Piedmont US, or any other person in connection with, or conditional on the outcome of the Scheme.

6. Interests in contracts with Piedmont US

Except as otherwise detailed in this Scheme Booklet, none of the Directors have any interest in any contract entered into by Piedmont US.

7. Marketable price of Piedmont US securities

Until implementation of the Scheme, Piedmont US will not have issued any shares. Therefore, no Piedmont US securities have been sold in the 3 months immediately before the date of this Scheme Booklet.

8. Substantial holders

At 1 March 2021, being the last practicable date prior to the date of this Scheme Booklet, the following persons had notified Piedmont that they had Voting Power in 5% or more of Shares:

Shareholder Name	Number of Shares	percentage of Shares
The Bank of New York Mellon, as ADS Depositary	846,161,100	60.65%

12.9 **ASX Announcements**

Piedmont has lodged the following announcements with ASX since the lodgement of its annual report for the financial year ended 30 June 2020:

Date	Description of Announcement
30/09/2020	Appendix 4G and Corporate Governance Statement
30/09/2020	Date of Annual General Meeting
02/10/2020	Change in substantial holding
05/10/2020	Change in substantial holding
05/10/2020	Change in substantial holding
06/10/2020	Change in substantial holding
06/10/2020	Company Presentation
08/10/2020	Change in substantial holding
12/10/2020	Change in substantial holding

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 88

 Date  Description of Announcement  13/10/2020  Change in substantial holding  14/10/2020  2020 US Annual Report (Form 20-F)  15/10/2020  Change in substantial holding  19/10/2020  Change in substantial holding  20/10/2020  Piedmont Announces Proposed US Public Offering  20/10/2020  Trading Halt  21/10/2020  Change in substantial holding  21/10/2020  Preliminary Supplementary Prospectus for US Offering  22/10/2020  Change in substantial holding  22/10/2020  Piedmont Announces Pricing of US Public Offering  22/10/2020  Piedmont Raises A$70M to Develop American Lithium Project  22/10/2020  Corporate Presentation for US Offering  22/10/2020  Proposed issue of Securities - PLL  23/10/2020  Final Supplementary Prospectus for US Offering  23/10/2020  Notice of Annual General Meeting/Proxy Form  23/10/2020  Letter to Shareholders - Annual General Meeting  26/10/2020  Piedmont Announces Closing of U.S. Public Offering  26/10/2020  Appendix 3G  26/10/2020  Appendix 3G  26/10/2020  Appendix 2A  27/10/2020  Change in substantial holding  28/10/2020  Change in substantial holding  28/10/2020  Change in substantial holding  30/10/2020  September 2020 Quarterly Reports  02/11/2020  Change in substantial holding  06/11/2020  Ceasing to be a substantial shareholder  11/11/2020  Spodumene Concentrator Pilot Testwork Launched  12/11/2020  Change in substantial holding  12/11/2020  Becoming a substantial shareholder  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  93

 Date  Description of Announcement  17/11/2020  Piedmont Lithium Expands Drill Program  24/11/2020  Company Presentation  25/11/2020  Results of Meeting  02/12/2020  Piedmont Launches DFS for Concentrate Operations  03/12/2020  Piedmont Receives Key Permit for Chemical Operations  04/12/2020  Change in substantial holding  09/12/2020  Piedmont Announces Intent to Re-Domicile to United States  09/12/2020  Piedmont Announces Intent to Re-Domicile to United States (with SID)  11/12/2020  Appendix 2A  11/12/2020  Ceasing to be a substantial shareholder  11/12/2020  Final Director’s Interest Notice  18/12/2020  Appendix 2A  18/12/2020  Change of Director’s Interest Notice  18/12/2020  Change of Director’s Interest Notice  11/01/2021  SYA: Piedmont Lithium Invests in Sayona Strategic Partnership  11/01/2021  Piedmont Announces Strategic Investment in Sayona Mining  11/01/2021  Appendix 2A  11/01/2021  Appendix 3G  11/01/2021  Change of Director's Interest Notice  14/01/2021  Ceasing to be a substantial holder  14/01/2021  Piedmont Enhances Senior Management Team  15/01/2021  Notice of General Meeting/Proxy Form  20/01/2021  SYA: Becoming a substantial holder from PLL  27/01/2021  Appendix 2A  28/01/2021  Change in substantial holding  29/01/2021  December 2020 Quarterly Reports  03/02/2021  Change in substantial holding  03/02/2021  Change of Director’s Interest Notice x 2  05/02/2021  Appendix 3G  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  94

 Date  Description of Announcement  08/02/2021  Leading Minerals Executive Joins Piedmont Board  08/02/2021  Initial Director’s Interest Notice  16/02/2021  Results of Meeting  16/02/2021  Appendix 2A  19/02/2021  Change of Director's Interest Notice  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  95  Lodgement of Scheme BookletThis Scheme Booklet was given to ASIC on 11 February 2021 in accordance with section 411(2)(b) of the Corporations Act.No unacceptable circumstancesThe Directors believe that the Scheme does not involve any circumstances in relation to the affairs of any Shareholder that could reasonably be characterised as constituting 'unacceptable circumstances' for the purposes of section 657A of the Corporations Act.Creditors of PiedmontThe Scheme, if implemented, is not expected to materially prejudice Piedmont’s ability to pay its creditors, as the Scheme involves the acquisition of Shares for consideration provided by a third party, rather than the acquisition of Piedmont’s underlying assets. No material new liability (other than transaction costs) is expected to be incurred by Piedmont as a consequence of the Scheme. Piedmont has paid and is paying all of its creditors within normal terms of trade and is solvent and trading in an ordinary commercial manner.ConsentsRole of advisers and expertsThe persons named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the Scheme or the preparation or distribution of this Scheme Booklet are:  Name  Role  Estimate of Fees (ex. GST)  BDO Corporate Finance  Independent Expert  A$30,000  Thomson Geer  Legal adviser to Piedmont as to Australian law  A$210,000  Gibson Dunn & Crutcher  Legal adviser to Piedmont as to Delaware and US law  US$150,000  Rimon Law  Legal adviser to Piedmont as to Delaware and US law  US$125,000  Computershare Investor Services Pty Limited  Piedmont’s share registry  A$27,770  Ernst & Young  Australian Tax adviser to Piedmont  A$27,000  (b)  Consents  BDO Corporate Finance has given its consent to the inclusion of its Independent Expert's Report in this Scheme Booklet in the form and context in which it appears in Annexure A of this Scheme Booklet and has not withdrawn that consent before the date of this Scheme Booklet. BDO Corporate Finance takes no responsibility for the contents of the Scheme Booklet other than the Independent Expert's Report.

 The interests of BDO Corporate Finance in its capacity as Independent Expert are disclosed in the Independent Expert's Report.Thomson Geer has given its consent to be named in this Scheme Booklet as legal adviser to Piedmont as to Australian law and has not withdrawn that consent before the date of this Scheme Booklet.Gibson Dunn & Crutcher has given its consent to be named in this Scheme Booklet as legal adviser to Piedmont as to US law and has not withdrawn that consent before the date of this Scheme Booklet.Rimon Law has given its consent to be named in this Scheme Booklet as legal adviser to Piedmont as to US law and has not withdrawn that consent before the date of this Scheme Booklet.Computershare Investor Services Pty Limited has given its consent to be named in this Scheme Booklet as Piedmont's share registry and has not withdrawn that consent before the date of this Scheme Booklet.Ernst & Young has given its consent to be named in this Scheme Booklet as Australian tax adviser to Piedmont and has not withdrawn that consent before the date of this Scheme Booklet.Each person named in Section 12.13(a) has given, and before the time of registration of this Scheme Booklet with ASIC, has not withdrawn, their consent to being named in this Scheme Booklet in the capacity indicated next to their name.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  96  (c)  Disclaimer  Each person named in Section 12.13(a):  (i)(ii)  has not authorised or caused the issue of this Scheme Booklet; andto the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for any part of this Scheme Booklet other than a reference to its name and any statement or report which has been included in this Scheme Booklet with the consent of that person.  (d)  Fees  Each of the persons named in Section 12.13 as performing a function in a professional, advisory or other capacity in connection with the Scheme and the preparation of this Scheme Booklet, will be entitled to receive professional fees charged in accordance with their normal basis of charging. The estimated fees payable to these parties is detailed in Section 12.13(a).If the Scheme is implemented, costs of approximately US$1,020,000 (excluding GST) are expected to be paid by Piedmont. This includes advisory fees for Piedmont's financial, legal, accounting and tax advisers, the Independent Expert fees, governance support and proxy advisor engagement support fees, general administrative fees, printing and distribution costs, expenses associated with convening and holding the Scheme Meeting and other expenses.If the Scheme is not implemented, costs of approximately US$1,020,000 (excluding GST) are expected to be paid by Piedmont.12.14 Competent Persons' ReportThe information in this Scheme Booklet that relates to Mineral Resources is based on, and fairly represents, information and supporting documentation compiled by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of ‘Professional Geoscientists Ontario’ (PGO no. 2348), a ‘Recognised Professional Organisation’ (RPO). Mr. McGarry is an independent senior resource geologist and full-time employee of McGarry Geoconsulting Corporation. Mr. McGarry has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. McGarry approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.The Company refers to the original ASX announcement entitled "Chemical Plant PFS Demonstrates Exceptional Economics and Optionality of USA Location" dated 26 May 2020 in relation to the spodumene concentrate and in lithium hydroxide production targets in sections 7.2, 7.5(b) and 7.5(c),The Company confirms that the material assumptions and technical parameters underpinning the production targets continue to apply and have not materially changed. Piedmont is not aware of any new information or data that materially affects the information in the above ASX announcement.

 12.15 Regulatory conditions and reliefASX waiversPiedmont US has received in-principle advice from ASX that it is likely to grant the Company and Piedmont US the following confirmations and waivers in connection with Piedmont US’s application to be admitted to the official list of ASX and the quotation of the Piedmont US CDIs on ASX:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  97  (a)  (quotation of securities) a waiver from Listing Rule 1.1 condition 6 to the extent necessary to permit Piedmont US to apply for quotation only of those fully paid common shares issued into the Australian market (to be settled on ASX in the form of CDIs) on the condition that Piedmont US:  (i)  applies for quotation of new fully paid shares issued into the Australian market on a monthly basis, and the Company provides to the market a monthly Appendix 4A as required by Listing Rule 4.11; andreleases to the market details of this waiver as a pre-quotation disclosure;  (ii)  (b)  (spread requirement) a waiver from Listing Rule 1.1 condition 8 to the extent necessary to permit Piedmont US to be admitted to the official list of ASX without satisfying the spread requirements of that rule on the condition that the Company is in compliance with Listing Rule 12.4 at the time that Piedmont ceases to trade on ASX;  (c)  (asset or profit test) a waiver from Listing Rule 1.1 condition 9 to the extent necessary to permit Piedmont US to be admitted to the official list of ASX without complying with either the profit test in Listing Rules 1.2 or the assets test in ASX Listing Rule 1.3 on the condition that the Company is in compliance with Listing Rules 12.1 and 12.2 at the time that the Company ceases to trade on ASX;(exercise price) a waiver from Listing Rule 1.1 condition 12 to the extent necessary to allow Piedmont US to have performance rights on issue with an exercise price less than A$0.20;  (d)  (e)  (information memorandum) a confirmation that ASX will accept an information memorandum incorporating the Scheme Booklet as acceptable in place of a prospectus or PDS for the purposes of Piedmont US's application for admission to the official list of ASX pursuant to Listing Rule 1.1 condition 3;  (f)  (prospectus information) a waiver from Listing Rule 1.4.1 to the extent necessary to permit the information memorandum in connection with the proposed restructure to not include a statement that it contains all information that would otherwise be required under section 710 of the Corporations Act on the condition that:  (i)(ii)  the information memorandum incorporates the Scheme Booklet;Piedmont US releases all of the documents incorporated by reference into the Scheme Booklet to the market as a pre-quotation disclosure; andPiedmont US provides a statement to the market that the Company has confirmed that it was in compliance with ASX Listing Rule 3.1 at the time that the Company ceased trading on ASX;  (iii)  (g)  (capital raising) a waiver from Listing Rule 1.4.7 to the extent necessary to permit Piedmont US's information memorandum not to include a statement that Piedmont US has not raised any capital for the three months before the date of issue of the information memorandum and will not need to raise capital in the three months after that date;  (h)  (supplementary information) a waiver from Listing Rule 1.4.8 to the extent necessary to permit Piedmont US's information memorandum not to include a statement that a supplementary information memorandum will be issued if, following the issue of the information memorandum and the date on which Piedmont US CDIs are quoted on ASX, Piedmont US becomes aware of any of the matters referred to in Listing Rule 1.4.8 on the condition that the Company undertakes to release such information on the ASX market announcements platform, with such undertaking to be given to ASX in the form of a deed dated no later than the date the information memorandum is released;(issue price) a waiver from Listing Rule 2.1 condition 2 to permit Piedmont US CDIs to have an issue price at the time of admission to the official list of ASX to be less than $0.20;  (i)  (j)  (application for quotation) a waiver from Listing Rule 2.4 to the extent necessary to permit Piedmont US to apply for quotation only of those fully paid common shares issued into the Australian market (to be settled on ASX in the form of CDIs) on the condition that Piedmont US:

 (i)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  98  applies for quotation of new fully paid shares issued into the Australian market on a monthly basis, and the Company provides to the market in a form acceptable to ASX a monthly update of the net changes in the number of Shares over which CDIs are issued; and  (ii) releases to the market details of this waiver as a pre-quotation disclosure;(financial reports) a confirmation for the purposes of Listing Rule 19.11A that Piedmont US may prepare its financial accounts (including any audits or reviewed of those accounts) being conducted by Chartered Professional Accountants in accordance with US GAAP;  (k)  (l)  (half yearly accounts) a waiver from Listing Rule 4.2A and 4.2B to the extent necessary so that Piedmont US will not be required to lodge an Appendix 4D (half-yearly report) on the condition that Piedmont US:  (i)  lodges with ASX the Form 10-Q it is required to lodge with the SEC in accordance with its obligations under the relevant US laws and in accordance with the SEC timetable (being within 45 days of the end of each of the first two quarters of each financial year;provides ASX a copy of the audit review port when it lodges its Form 10-Q for the second quarter of the financial year; andlodges with ASX a cover sheet under the heading “Results for announcement to the Market” which contains the information required by paragraph 2 of Appendix 4D at the same time that Piedmont US lodges the Form 10-Q with the SEC and ASX;  (ii)  (iii)  (m)  (quarterly cash flow reports) a waiver from Listing Rule 4.7B to the extent necessary to permit Piedmont US to prepare its quarterly cash flow reports under the rules and regulations of the SEC (rather than an Appendix 4C) and file them with ASX in accordance with the following:  (i)  as a Form 10-Q in relation to the first, second and third quarter of each financial year of Piedmont US, within 45 days of the end of the relevant quarter; andin lieu of the fourth quarter of each financial year of Piedmont US, Piedmont US lodges an annual report as a Form 10-K, in accordance with the following depending on Piedmont's classification:within 60 days (in the case of a Large Accelerated Filer);within 75 days (in the case of an Accelerated Filer); orwithin 90 days (in the case of a Non-Accelerated Filer), of the end of the fiscal year;  (ii)  (n)  (voting) a waiver from Listing Rule 6.10.3 to the extent necessary to permit Piedmont US to comply with the laws of Delaware on security holders' rights to vote;  (o)  (proxies) a waiver from Listing Rule 14.2.1 to the extent necessary to permit Piedmont US not to provide in its proxy form the option a holder of Piedmont US Shares of Piedmont US CDIs to vote against a resolution to elect a director or to appoint an auditor on the condition that:  (i)  Piedmont US complies with relevant Delaware laws as to the content of proxy forms applicable to resolutions for the election or re-election of directors and the appointment of auditors;the notice given by Piedmont US to its shareholders and CDI holders under the ASX Settlement Rules makes it clear that shareholders are only able to vote for the resolutions or abstain from voting, and the reasons why this is the case;Piedmont US releases details of the waiver to the market as pre-quotation disclosure and the terms of the waiver are detailed in the management proxy circular provided to all holders of CDIs; andwithout limiting ASX's right to vary or revoke its decision under Listing Rule 18.3, the waiver from Listing Rule 14.2.1 only applies for so long as the relevant Delaware laws prevent the Company from permitting security holders to vote against a resolution to elect a director and to vote against a resolution to appoint an auditor;  (ii)  (iii)  (iv)  (p)  (director nominations) a confirmation for the purposes of ASX Listing Rule 14.3 that Piedmont US may accept nominations for the election of directors in accordance with its bylaws and the general corporate law of the State of Delaware;

 (q)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  99  (election of directors) a waiver from Listing Rule 14.4 to the extent necessary to permit Piedmont US to permit a director appointed by the Piedmont US Board to fill a casual vacancy or as an additional director to hold office beyond the next annual general meeting after that person's appointment if the term of office of the class of director into which that person has been appointed expires at a later annual meeting, in accordance with Piedmont US's constituent documents;  (r)  (securities cancellation) a waiver from Listing Rule 6.23.2 to the extent necessary to permit the Company, in connection with the Scheme, to cancel for consideration, and without shareholder approval, Options and Performance Rights on the condition that:  (i)  full details of the cancellation of the Options and Performance Rights and consideration payable for their cancellation are detailed to ASX's satisfaction in the Scheme Booklet; andShareholders approve by the requisite majority, and a court of competent jurisdiction approves the Scheme, and the Court's orders are lodged with ASIC such that the Scheme becomes effective;  (ii)  (s)  (placement capacity) a waiver from Listing Rule 7.1 to the extent necessary to permit Piedmont US to issue securities without security holder approval under Listing Rule 7.1 on the condition that:  (i)  Piedmont US remains subject to, and complies with, the Nasdaq Stock Market Rules and the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities;Piedmont US certifies to ASX on an annual basis (on or about 30 September each year) that it remains subject to, and continues to comply with, the requirements of the Nasdaq Stock Market Rules and the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities; andIf Piedmont US becomes aware of any change to the application of the Nasdaq Stock Market Rules and the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities, or that the Company is no longer in compliance with the requirements of Nasdaq or the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities, it must immediately advise ASX; and  (ii)  (iii)  (t)  (liability for unpaid shares) a waiver from Listing Rule 7.26.2 to the extent necessary to permit Piedmont US's bylaws not to have a provision causing former holders of cancelled or forfeited shares to remain liable (in the absence of the approval of the holders of ordinary shares) for any amount called but unpaid on the shares despite the fact that they have been forfeited on the condition that the Company undertakes not to issue partly paid shares without the written consent of ASX with such undertaking to be given to ASX in the form of a deed.  ASX has also advised that it is likely to confirm that Listing Rule 1.1 condition 10 does not apply to Piedmont US CDIs Issued to Shareholders under the Scheme.ASIC reliefPiedmont US has made an application to ASIC for:  (a)  a declaration under subsection 741(1)(b) of the Corporations Act modifying sections 708A(12A) and 708A(5) of the Corporations Act such that, in the 12 months following the Implementation Date, the continuous quotation of Piedmont US CDIs may be included in the calculation of the 3 month period for the purposes of sections 708A(12A) and 708A(5) of the Corporations Act; and  (b)  a declaration under subsection 741(1)(b) modifying the definition of "continuously quoted securities" for the purposes of Chapter 6D of the Corporations Act such that, in the 12 months following the Implementation Date, the continuous quotation of Piedmont US CDIs may be included in the calculation of the 3-month period for the purposes of section 713(1) of the Corporations Act.  As at the date of this Scheme Booklet, ASIC has not made a formal decision on this application. If granted, the form of the relief granted to Piedmont and Piedmont US will be subject to finalisation of the relief instruments by ASIC.12.16 Foreign jurisdictions(a) GeneralThis Scheme Booklet does not constitute an offer of Piedmont US Shares (including in the form of CDIs) in any jurisdiction in which it would be unlawful. In particular, this Scheme Booklet may not be distributed to any person, and the Piedmont US Shares (including in the form of CDIs) may not be offered or sold, in any country outside Australia except to the extent permitted below.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  100  (b)  Canada  The Piedmont US Shares (including in the form of CDIs) will be issued by Piedmont US in reliance upon exemptions from the prospectus and registration requirements of the applicable Canadian securities law in each province and territory of Canada. No securities commission in Canada has reviewed or in any way passed upon this Scheme Booklet or the merits of the Scheme.Germany  (c)  This Scheme Booklet has not been, and will not be, registered with or approved by any securities regulator in Germany or elsewhere in the European Union. Accordingly, this Scheme Booklet may not be made available, nor may the Piedmont US Shares (including in the form of CDIs) be offered for sale, in Germany except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the "Prospectus Regulation").In accordance with Article 1(4) of the Prospectus Regulation, an offer of Piedmont US Shares (including in the form of CDIs) in Germany is limited:  (i)(ii)(iii)  to persons who are "qualified investors" (as defined in Article 2(e) of the Prospectus Regulation); to fewer than 150 natural or legal persons (other than qualified investors); orin any other circumstance falling within Article 1(4) of the Prospectus Regulation.  (d)  Hong Kong  WARNING: The contents of this Scheme Booklet have not been reviewed or approved by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Scheme. If you are in any doubt about any of the contents of this Scheme Booklet, you should obtain independent professional advice.This Scheme Booklet does not constitute an offer or invitation to the public in Hong Kong to acquire or subscribe for or dispose of any securities. This Scheme Booklet also does not constitute a prospectus (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) or notice, circular, brochure or advertisement offering any securities to the public for subscription or purchase or calculated to invite such offers by the public to subscribe for or purchase any securities, nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued this Scheme Booklet in Hong Kong, other than to persons who are “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance or which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance.No person may issue or have in its possession for the purposes of issue, this Scheme Booklet or any advertisement, invitation or document relating to the Piedmont US Shares (including in the form of CDIs), whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than any such advertisement, invitation or document relating to securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.Copies of this Scheme Booklet may be issued to a limited number of persons in Hong Kong in a manner which does not constitute any issue, circulation or distribution of this Scheme Booklet, or any offer or an invitation in respect of the Piedmont US Shares (including in the form of CDIs), to the public in Hong Kong. The document is for the exclusive use of Piedmont Shareholders in connection with the Scheme, and no steps have been taken to register or seek authorisation for the issue of this Scheme Booklet in Hong Kong.This Scheme Booklet is confidential to the person to whom it is addressed and no person to whom a copy of this Scheme Booklet is issued may issue, circulate, distribute, publish, reproduce or disclose (in whole or in part) this Scheme Booklet to any other person in Hong Kong or use for any purpose in Hong

 Kong other than in connection with consideration of the Scheme by the person to whom this Scheme Booklet is addressed.New Zealand  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  101  (e)  This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 (or any other relevant New Zealand law). The offer of Piedmont US Shares (including in the form of CDIs) under the Scheme is being made to existing shareholders of Piedmont in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.Singapore  (f)  This Scheme Booklet and any other document relating to the Scheme have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the Scheme is not regulated by any financial supervisory authority in Singapore. Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act, Cap. 289 (the "SFA") will not apply.This Scheme Booklet and any other document relating to the Scheme may not be made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4) Division 1, Part XIII of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.Any offer is not made to you with a view to Piedmont US Shares (including in the form of CDIs) being subsequently offered for sale to any other party. You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly.This Scheme Booklet is being furnished to you on a confidential basis and solely for your information and may not be reproduced, disclosed, or distributed to any other person. Any investment referred to in this Scheme Booklet may not be suitable for you and it is recommended that you consult an independent investment advisor if you are in doubt about such investment.Neither Piedmont nor Piedmont US is in the business of dealing in securities or holds itself out, or purports to hold itself out, to be doing so. As such, Piedmont and Piedmont US are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore.Taiwan  (g)  The Scheme does not constitute a public offering of securities under the Taiwan Securities and Exchange Act and accordingly this Scheme Booklet does not, nor is it intended to, constitute a prospectus prepared and registered under the Securities and Exchange Act of Taiwan.United Kingdom  (h)  Neither this Scheme Booklet nor any other document relating to the Scheme has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (FSMA)) has been published or is intended to be published in respect of the Piedmont US Shares (including in the form of CDIs).This Scheme Booklet does not constitute an offer of transferable securities to the public within the meaning of the Prospectus Regulation (2017/1129/EU) or the FSMA. Accordingly, this document does not constitute a prospectus for the purposes of the Prospectus Regulation or the FSMA.Any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received in connection with the issue or sale of the Piedmont US Shares (including in the form of CDIs) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) FSMA does not apply to Piedmont.In the United Kingdom, this Scheme Booklet is being distributed only to, and is directed at, persons (i) who fall within Article 43 (members of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or (ii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this Scheme Booklet relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document.United States  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  102  (i)  Piedmont and Piedmont US intend to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof in connection with the consummation of the Scheme and the issuance of Piedmont US Shares (including in the form of CDIs). Approval of the Scheme by an Australian court will be relied upon by Piedmont and Piedmont US for purposes of qualifying for the Section 3(a)(10) exemption.US shareholders of Piedmont should note that the Scheme is made for the securities of an Australian company in accordance with the laws of Australian and the listing rules of ASX. The Scheme is subject to disclosure requirements of Australia that are different from those of the United States.It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws since Piedmont is located in Australia and some of its officers and directors reside in Australia. You may not be able to sue Piedmont or its officers or directors in Australia for violations of the US securities laws. It may be difficult to compel Piedmont and its affiliates to subject themselves to a US court's judgment.The Scheme Booklet has not been filed with or reviewed by the US Securities and Exchange Commission or any state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of the Scheme Booklet. Any representation to the contrary is a criminal offence.The Piedmont US Shares (including in the form of CDIs) to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act 1933 or the securities laws of any US state or other jurisdiction. The Scheme Consideration is not being offered and will not be issued in any US state or other jurisdiction where it is not legally permitted to do so.12.17 Supplementary informationIf, between the date of lodgement of this Scheme Booklet for registration by ASIC and the Effective Date, Piedmont becomes aware of any of the following:(a) a material statement in this Scheme Booklet is false or misleading or deceptive;  (b)(c)  a material omission from this Scheme Booklet;a significant change affecting a matter included in this Scheme Booklet; or  (d)  a significant new matter that has arisen and that would have been required to be included in this Scheme Booklet if it had arisen before the date of lodgement of this Scheme Booklet for registration by ASIC,  Piedmont will make available supplementary material to Shareholders. Piedmont intends to make available any supplementary material by releasing that material to ASX (www.asx.com.au) and posting the supplementary document to Piedmont’ website (https://www.piedmontlithium.com/). Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Piedmont may also send such supplementary materials to Shareholders.12.18 Other material informationExcept as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Scheme, being information that is within the knowledge of Piedmont which has not previously been disclosed to Shareholders.

 THE ISSUE OF THIS SCHEME BOOKLET IS AUTHORISED BY THE DIRECTORS OF PIEDMONT AND THIS SCHEME BOOKLET HAS BEEN SIGNED BY OR ON BEHALF OF THE DIRECTORS OF PIEDMONT ON 3 MARCH 2021  President and CEO  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  103

 13  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  104  Glossary  In this Scheme Booklet, unless the context requires otherwise:$ or A$ means the lawful currency of Australia.ADS means an American Depositary Share.ADS Depositary means The Bank of New York Mellon.ADS Holder means a holder of Piedmont ADSs.AEDT means Australian Eastern Daylight Time.Affiliates means, in relation to any specified person (other than a natural person), any other person (which shall include a natural person) directly or indirectly Controlling or Controlled by such specified person or under direct or indirect common control with such specified person.Annexure means an annexure to this Scheme Booklet.ASIC means the Australian Securities and Investments Commission.ASX means ASX Limited (ABN 98 008 624 691) or where the context requires, the financial market operated by it known as the Australian Securities Exchange.ASX Settlement means ASX Settlement Pty Ltd ABN 49 008 504 532.ASX Settlement Rules means ASX Settlement Operating Rules of ASX Settlement.AWST means Australian Western Standard Time.Binding Offtake Milestone means execution of one or more binding offtake term sheet(s) for the sale of lithium hydroxide from the Project for an aggregate minimum commitment of 10,000 tonnes of lithium hydroxide for a minimum of 3 years from commencement of production from the Project, on or before 31 December 2021.Board means the board of directors of Piedmont.Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to Nasdaq, a day on which Nasdaq is operating but excludes a day that is a Saturday, Sunday, bank holiday or public holiday in Perth, Western Australia or New York, United States.CDI means a CHESS depositary interest representing a unit of beneficial ownership in a share (or other equity security) of a foreign registered entity, registered in the name of CDN, or beneficial ownership is held by CDN, and CDIs means a number of them.CDN means CHESS Depositary Nominees Pty Ltd ACN 071 346 506.CGT means capital gains tax.Chemical Plant has the meaning given in Section 7.2.CHESS means the clearing house electronic sub-register system of security transfers operated by ASX Settlement.Competent Person has the meaning given in the JORC Code.Computershare means Computershare Investor Services Pty Limited ACN 078 279 277.Concentrate Operations has the meaning given in Section 7.2.Construction Milestone means the commencement of construction activities for a mining operation for the Project (including the commencement of ground breaking for the construction of infrastructure and/or processing facilities), following a final investment decision by the Board as per the project development schedule and budget in accordance with a feasibility study, within five years from the date of issue.Control has the meaning given to that term in section 50AA of the Corporations Act and Controlled andControlling have the corresponding meaning.Corporations Act means the Corporations Act 2001 (Cth), as amended from time to time.

 Corporations Regulations means the Corporations Regulations 2001 (Cth), as amended from time to time.Court means the Supreme Court of Western Australia.CSA Global means CSA Global Pty Ltd and/or CSA Global Consultants Canada Ltd. Deed Poll means the deed poll executed by Piedmont US and set out in Annexure D. Deeds of Cancellation has the meaning given to that term in Section 11.15.Deposit Agreement means the Amended and Restated Deposit Agreement entered into between among Piedmont, and The Bank of New York Mellon and the holders and beneficial owners of Piedmont ADSs, dated as of 4 May 2018.DFS has the meaning given in Section 7.5.DGCL means the Delaware General Corporation Law.Director means a director of Piedmont.Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.Effective Date means the date on which the Scheme becomes Effective.Electing Small Parcel Holder means a Small Parcel Holder who has made a valid election to not participate in the Sale Facility pursuant to the Small Parcel Holder Opt Out Form.Employee Incentive Plan means the Piedmont Lithium Limited Employee Incentive Plan, adopted 11 July 2019.Exchange Act means the US Securities Exchange Act of 1934.End Date means 30 June 2021, or such later date as agreed to in writing between Piedmont US and Piedmont.Excluded Shares means any Shares held by an Excluded Shareholder.Excluded Shareholder means Piedmont US and its Affiliates.Explanatory Statement means the statement pursuant to section 412 of the Corporations Act, which is registered by ASIC in relation to the Scheme, copies of which are included in this Scheme Booklet.FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).FIRB means the Australian Foreign Investment Review Board.GST means the tax levied under the A New Tax System (Goods and Services Tax) Act 1999 (Cth).Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Piedmont and Piedmont US.Independent Expert or BDO Corporate Finance means BDO Corporate Finance (WA) Pty Limited.Independent Expert’s Report means the report in Annexure A.Ineligible Foreign Holder means any Scheme Participant whose address is shown on the Piedmont Share Register as at the Record Date is in a place outside Australia, Canada, Germany, Hong Kong, New Zealand, Singapore, Taiwan, the United Kingdom and the United States and such other jurisdictions as agreed in writing between the parties, unless, no less than three Business Days prior to the Scheme Meeting, Piedmont and Piedmont US agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Shareholder with the Scheme Consideration when the Scheme becomes Effective.Integrated Feasibility Study Milestone means release of a comprehensive announcement by Piedmont to ASX of the results of a positive feasibility study (or PFS) for the Project, comprising a mine, concentrator and lithium hydroxide chemical plant, in accordance with the provisions of the JORC Code.JORC means the Joint Ore Reserves Committee.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  105

 JORC Code means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 edition.Listing Rules means the official listing rules of ASX.Marketable Parcel means a parcel of Shares of not less than A$500 based on the closing price on the last day of trading on ASX used to determine this, being the last date prior to the Record Date.Merged Group means the combined group consisting of the Piedmont Group and Piedmont US.Mineral Resource has the meaning given to that term in the JORC Code.Nasdaq means the Nasdaq Stock Market or such other Nasdaq market on which the Piedmont US Shares may be listed or quoted.Non-Electing Small Parcel Holder means a Small Parcel Holder who is not an Electing Small Parcel Holder.Notice of Scheme Meeting means the notice convening the Scheme Meeting together with the Proxy Forms for that meeting as set out in Annexure E.Option means an option to acquire a Share issued by Piedmont pursuant to the Piedmont Lithium Limited Incentive Plan.Optionholder means persons holding options to purchase ordinary shares of Piedmont issued by Piedmont issued by Piedmont pursuant to the Piedmont Lithium Limited Incentive Plan.Performance Right means a right granted by Piedmont pursuant to the Piedmont Lithium Limited Incentive Plan to acquire by way of issue a Share and for the avoidance of doubt, does not include an Option.Performance Right Holder means persons holding performance rights issued by Piedmont pursuant to the Piedmont Lithium Limited Incentive Plan.PFS means pre-feasibility study.Piedmont ADS means an ADS representing 100 Shares and traded on Nasdaq under the ticker code "PLL".Piedmont or Company means Piedmont Lithium Limited ACN 002 664 495.Piedmont Group means, collectively, Piedmont and each of its Related Bodies Corporate other than Piedmont US.Piedmont Share Register means the register of Shareholders maintained in accordance with the Corporations Act.Piedmont Share Registry means Computershare.Piedmont US means Piedmont Lithium Inc., a company incorporated in Delaware, United States with file number 4314324 and whose registered office in the State of Delaware is at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.Piedmont US Amended and Restated Certificate of Incorporation means the Piedmont US Certificate of Incorporation as amended and restated on 19 January 2021.Piedmont US Amended and Restated Bylaws means the Piedmont US Amended and Restated Bylaws as amended and restated on 19 January 2021.Piedmont US Board means the board of directors of Piedmont US.Piedmont US CDI means a CDI representing a beneficial interest in 1/100th of a Piedmont US Share.Piedmont US Charter Documents means the Piedmont US Amended and Restated Certificate of Incorporation and the Piedmont US Amended and Restated Bylaws as such documents may be amended from time to time.Piedmont US Director means a director of Piedmont US.Piedmont US Group means, collectively, Piedmont US and each of its Related Bodies Corporate.Piedmont US Option means an option to acquire a Piedmont US Share issued by Piedmont US pursuant to the Piedmont Lithium Inc. Stock Incentive Plan.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  106

 Piedmont US Performance Right means a right granted by Piedmont US pursuant to the Piedmont Lithium Inc. Stock Incentive Plan to acquire by way of issue a Piedmont US Share and for the avoidance of doubt, does not include a Piedmont US Option.Piedmont US Share means a share of common stock of Piedmont US.Piedmont US Shareholder means a person who is registered in the Piedmont US Share Register as the holder of one or more Piedmont US Shares, from time to time.Piedmont US Share Register means the register of Piedmont US shareholders maintained by or on behalf Piedmont US in accordance with Delaware law.Project means Piedmont’s 100% owned Piedmont Lithium Project, located within the Carolina Tin-Spodumene Belt in North Carolina, USA, and comprising the Properties, the Concentrate Operations and the Chemical Plant.Properties has the meaning given in Section 7.2.Proposed Transaction means the proposed re-domiciliation of Piedmont in the United States implemented by means of the Scheme.Proxy Form means the proxy form that accompanies this Scheme Booklet or is available from the Piedmont Share Registry.Record Date means 5:00pm (AWST) on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Piedmont and Piedmont US may agree in writing.Related Body Corporate has the meaning given to that term in section 50 of the Corporations Act.Related Entity means, in relation to a party, any entity that is related to that party within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is Controlled by that party.Relevant Interest has the meaning given to that term in section 9 of the Corporations Act.Representative means, in respect of a party, an employee, agent, officer, director, adviser or financier of that party (or of a Related Body Corporate of that party), and, in the case of advisers, includes employees, officers and agents of the adviser.Requisite Majority means in relation to the Scheme Resolution, a resolution passed by:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 103  (a)  unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders (as the case may be), who are present and voting, either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative; and  (b) at least 75% of the votes cast on the resolution.Sale Agent means a person appointed by Piedmont US to sell the Piedmont US CDIs that would otherwise be issued to or for the benefit of Ineligible Foreign Holders or Non-Electing Small Parcel Holders under the terms of the Scheme.Sale Facility means the facility to be made available to Ineligible Foreign Holders and Non-Electing Small Parcel Holders, under which Ineligible Foreign Holders and Non-Electing Small Parcel Shareholders will have their Scheme Consideration sold on their behalf by the Sale Agent and have the net proceeds of sale remitted to them.Sayona Mining means Sayona Mining Limited ACN 091 951 978.Sayona Quebec means Sayona Quebec Inc, a corporation incorporated in Quebec with Quebec Enterprise Number 1171989909.Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Piedmont and Shareholders, the form of which is contained in Annexure C, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.Scheme Booklet means this scheme booklet (including all of the Annexures and the Proxy Form which accompanies this Scheme Booklet).Scheme Consideration has the meaning give in Section 5.2.

 Scheme Implementation Deed means the Scheme Implementation Deed dated 9 December 2020 between Piedmont and Piedmont US and contained in Annexure B.Scheme Meeting means the meeting of Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.Scheme Participant means a person who is a Shareholder on the Record Date (other than Excluded Shareholders).Scheme Resolution means the resolution to be proposed to Shareholders at the Scheme Meeting to approve the Scheme, set out in the Notice of Scheme Meeting.Scheme Shares means all of the Share on issue on the Record Date other than Excluded Shares.Second Court Date means the first day on which an application made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.Second Court Hearing means the hearing at the Court held on the Second Court Date at which an application is made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme.Section means a section of this Scheme Booklet.Share or Piedmont Share means a fully paid ordinary share in the capital of Piedmont.Shareholder means a person who is registered in the Piedmont Share Register as the holder of one or more Shares, from time to time.Small Parcel Holder means a Scheme Participant who:is not an Ineligible Foreign Holder; andholds less than a Marketable Parcel of Shares on the Record Date.Small Parcel Holder Opt Out Form means the form pursuant to which Small Parcel Holders may opt out of participating in the Sale Facility and be treated as an Electing Small Parcel Holders.Subsidiary has the meaning given to that term in section 46 of the Corporations Act.Tesla means Tesla, Inc.Treasurer means the Treasurer of the Commonwealth of Australia.TSB has the meaning given in Section 7.2.US, United States or USA means the United States of America.US$ or USD means the lawful currency of the United States.US Securities Act means the US Securities Act of 1933.Voting Power has the meaning given to it in the Corporations Act.VWAP means the volume weighted average price.In this Scheme Booklet (other than in Annexure A to Annexure E):(a) all dates and times are Perth, Western Australia times unless otherwise indicated;  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 104  (b)  words and phrases not otherwise defined in this Scheme Booklet (excluding the Annexures) have the same meaning (if any) as is given to them by the Corporations Act;  (c)  the singular includes the plural and vice versa. A reference to a person includes a reference to a corporation;  (d)  headings are for ease of reference only and do not affect the interpretation of this Scheme Booklet; and  (e)  a reference to a Section is to a Section in this Scheme Booklet unless stated otherwise.

 Annexure A - Independent Expert's Report  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 105

 PIEDMONT LITHIUM LIMITEDIndependent Expert’s Report  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 106  25 February 2021

Financial Services Guide

25 February 2021

BDO Corporate Finance (WA) Pty Ltd ABN 27 124 031 045 ('**we**' or '**us**' or '**ours**' as appropriate) has been engaged by Piedmont Lithium Limited '**Piedmont**') to provide an independent expert's report on the proposal to re-domicile to the United States of America via a Scheme of Arrangement ('**Scheme**'). You are being provided with a copy of our report because you are a shareholder of Piedmont and this Financial Services Guide ('**FSG**') is included in the event you are also classified under the Corporations Act 2001 ('**the Act**') as a retail client.

Our report and this FSG accompanies the Scheme Booklet required to be provided to you by Piedmont to assist you in deciding on whether or not to approve the proposal.

Financial Services Guide

This FSG is designed to help retail clients make a decision as to their use of our general financial product advice and to ensure that we comply with our obligations as a financial services licensee.

This FSG includes information about:

- Who we are and how we can be contacted;
- The services we are authorised to provide under our Australian Financial Services Licence No. 316158;
- Remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- Any relevant associations or relationships we have; and
- Our internal and external complaints handling procedures and how you may access them.

Information about us

We are a member firm of the BDO network in Australia, a national association of separate entities (each of which has appointed BDO (Australia) Limited ACN 050 110 275 to represent it in BDO International). The financial product advice in our report is provided by BDO Corporate Finance (WA) Pty Ltd and not by BDO or its related entities. BDO and its related entities provide professional services primarily in the areas of audit, tax, consulting, mergers and acquisition, and financial advisory services.

We and BDO (and its related entities) might from time to time provide professional services to financial product issuers in the ordinary course of business and the directors of BDO Corporate Finance (WA) Pty Ltd may receive a share in the profits of related entities that provide these services.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence that authorises us to provide general financial product advice for securities to retail and wholesale clients, and deal in securities for wholesale clients. The authorisation relevant to this report is general financial product advice.

When we provide this financial service we are engaged to provide an expert report in connection with the financial product of another person. Our reports explain who has engaged us and the nature of the report we have been engaged to provide. When we provide the authorised services we are not acting for you.

General Financial Product Advice

We only provide general financial product advice, not personal financial product advice. Our report does not take into account your personal objectives, financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. If you have any questions, or don't fully understand our report you should seek professional financial advice.

BDO CORPORATE FINANCE (WA) PTY LTD

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BDO
Financial Services Guide
Page 2

Fees, commissions and other benefits that we may receive
We charge fees for providing reports, including this report. These fees are negotiated and agreed with the person who engages us to provide the report. Fees are agreed on an hourly basis or as a fixed amount depending on the terms of the agreement. The fee payable to BDO Corporate Finance (WA) Pty Ltd for this engagement is approximately $30,000.

Except for the fees referred to above, neither BDO, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report and our directors do not hold any shares in Piedmont.

Remuneration or other benefits received by our employees
All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report. We have received a fee from Piedmont for our professional services in providing this report. That fee is not linked in any way with our opinion as expressed in this report.

Referrals
We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Complaints resolution
Internal complaints resolution process
As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing addressed to The Complaints Officer, BDO Corporate Finance (WA) Pty Ltd, PO Box 700 West Perth WA 6872.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than 45 days after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme
A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Australian Financial Complaints Authority ('**AFCA**').

AFCA is an external dispute resolution scheme that deals with complaints from consumers in the financial system. It is a not-for-profit company limited by guarantee and authorised by the responsible federal minister. AFCA was established on 1 November 2018 to allow for the amalgamation of all Financial Ombudsman Service ('**FOS**') schemes into one. AFCA will deal with complaints from consumers in the financial system by providing free, fair and independent financial services complaint resolution. If an issue has not been resolved to your satisfaction you can lodge a complaint with AFCA at any time.

Our AFCA Membership Number is 12561. Further details about AFCA are available on its website www.afca.org.au or by contacting it directly via the details set out below.

Australian Financial Complaints Authority
GPO Box 3
Melbourne VIC 3001
AFCA Free call: 1800 931 678
Website: www.afca.org.au
Email: info@afca.org.au

You may contact us using the details set out on page 1 of the accompanying report.

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TABLE OF CONTENTS

1.	Introduction	1
2.	Summary and Opinion	2
3.	Scope of the Report	4
4.	Outline of the Scheme	5
5.	Profile of Piedmont	7
6.	Economic analysis	21
7.	Industry analysis	22
8.	Implications of the Scheme	25
9.	Do the advantages of the Scheme outweigh the disadvantages?	28
10.	Sources of information	36
11.	Independence	36
12.	Qualifications	37
13.	Disclaimers and consents	37
Appendix 1 - Glossary of Terms and copyright notice		39

© 2021 BDO Corporate Finance (WA) Pty Ltd

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Tel: +61 8 6382 4600
Fax: +61 8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

25 February 2021

The Directors
Piedmont Limited
Level 9, 28 The Esplanade
Perth WA 6000

Dear Directors,

INDEPENDENT EXPERT'S REPORT

1. Introduction

The Directors of Piedmont Lithium Limited (**'Piedmont'** or the **'Company'**) are proposing to re-domicile the Company by means of a Scheme of Arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (**'Corporations Act'** or **'the Act'**) (**'the Scheme'**). The effect will be that Piedmont Lithium Inc. (**'Piedmont US'**) a newly formed Delaware corporation will become the ultimate parent company of Piedmont and its subsidiary companies (together **'Piedmont Group'**) following the implementation of the Scheme.

If the shareholders of Piedmont (**'Shareholders'**) approve the Scheme, the existing primary listing of Piedmont on the Australian Securities Exchange (**'ASX'**) and its secondary listing on the Nasdaq Stock Market (**'Nasdaq'**) will be replaced with a new primary listing of Piedmont US on Nasdaq and a secondary listing of Piedmont US on ASX. Piedmont US shares will be quoted on Nasdaq and Piedmont US Chess Depository Interests (**'CDIs'**) will be quoted on ASX.

Under the terms of the Scheme, the consideration will comprise of the following (**'Scheme Consideration'**):

- all Shareholders as at the record date of the Scheme (**'Scheme Participants'**), whether or not they voted for or against the Scheme and other than:
  - foreign shareholders who are restricted from receiving shares under the Scheme (**'Ineligible Foreign Holders'**); or
  - shareholders who hold a parcel of shares less than $500 based on the closing price on the last day of trading on ASX prior to the record date and who have not made a valid election by 5:00pm (AWST) on the record date (**'Non-Electing Small Parcel Holders'**), will receive one Piedmont US CDI for every Piedmont share held by that Scheme Participant on the record date (with each Piedmont US CDI to represent 1/100th of a share of common stock in Piedmont US);
- the ADS Depositary, who holds Piedmont shares for the benefit of the American Depository Share (**'ADS'**) holders, will receive one Piedmont US share for every 100 Piedmont shares held on the record date; and

BDO Corporate Finance (WA) Pty Ltd ABN 27 124 031 045 AFS Licence No 316158 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Corporate Finance (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

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- ADS holders will receive one Piedmont US share for each Piedmont ADS held on the record date.

After the Scheme implementation, it is intended that Piedmont will request ASX to remove Piedmont from the official list of ASX and request the removal of Piedmont from the official list of Nasdaq.

A more detailed description of the Scheme is set out in Section 4.

Shareholders are encouraged to vote on the Scheme at a meeting expected to be held on 7 April 2021 (**'the Scheme Meeting'**).

The scope and purpose of this Report are detailed in Section 3. This Report, should be read in full along with all other documentation provided to the Shareholders, including the scheme booklet prepared by Piedmont (**'the Scheme Booklet'**).

2. Summary and Opinion

1. Requirement for the report

The directors of Piedmont have requested that BDO Corporate Finance (WA) Pty Ltd (**'BDO'**) prepare an independent expert's report (**'our Report'**) to provide an opinion on whether the Scheme is in the best interests of Piedmont Shareholders.

Our Report is prepared pursuant to section 411 of the Corporations Act 2001 (Cth) (**'Corporations Act'** or **'the Act'**) and is to be included in the Scheme Booklet for Piedmont in order to assist the Shareholders in their decision whether to approve the Scheme.

2. Approach

Our Report has been prepared having regard to Australian Securities and Investments Commission (**'ASIC'**) Regulatory Guides 60 'Schemes of Arrangements' (**'RG 60'**), 111 'Content of Expert's Reports' (**'RG 111'**) and 112 'Independence of Experts' (**'RG 112'**).

ASIC's regulatory guides do not specify the basis of evaluation for a change of domicile transaction but do indicate that the basis of evaluation selected by the expert must be appropriate for the nature of each specific transaction, that is, the expert must consider the substance of the proposed transaction and not the legal form when evaluating the proposed transaction.

Upon implementation of the Scheme, there will be no change in the economic interests of Shareholders in eligible jurisdictions, who effectively retain their interests in the assets of Piedmont by way of an interposed entity. The Scheme merely represents a restructure and change in the geographic location and as such, we do not consider it appropriate to analyse the Scheme as a control transaction.

RG 111 provides further guidance on forming an opinion as to whether a transaction is in the best interests of security holders. The range of transactions regulated by RG 111 includes transactions not involving a change of control, such as demergers and demutualisations. RG 111 indicates that for these types of transactions the issue of value is of secondary importance and the expert should provide an opinion as to whether the advantages of the transaction outweigh the disadvantages. It provides that if the demerger or demutualisation involves a Scheme of Arrangement and the expert concludes that the advantages of the transaction outweigh the disadvantages, the expert should conclude that the Scheme of Arrangement is in the best interests of shareholders.

2

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Based on the guidance provided by RG 111, we consider the most appropriate approach to assess whether the Scheme is in the best interests of Shareholders is to consider whether the advantages of the Scheme outweigh the disadvantages.

To arrive at our opinion, we have assessed the terms of the Scheme as outlined in the body of this report and have considered:

- the advantages and disadvantages of the Scheme;
- other factors which we consider to be relevant to the Shareholders in their assessment of the Scheme; and
- the position of the Shareholders if the Scheme is not approved.

2.2.1. Opinion

We have considered the terms of the Scheme as outlined in the body of this report and have concluded that, in the absence of any other relevant information, the advantages outweigh the disadvantages and the Scheme is in the best interest of Shareholders.

The respective advantages and disadvantages and other matters that we considered are summarised below:

ADVANTAGES AND DISADVANTAGES			
Section	Advantages	Section	Disadvantages
9.1.1	Potential access to new funds	9.2.1	Implementation costs
9.1.2	Dual listing retention associated with reduced "dual compliance" costs	9.2.2	Changes to Protection of Shareholders under the new jurisdiction
9.1.3	A better alignment of the corporate structure with key business stakeholders and operating model	9.2.3	Ineligible Shareholders will not be able to receive Piedmont CDIs
9.1.4	Familiarity with local exchange	9.2.4	Exposure to additional litigation risk
9.1.5	US domicile and Nasdaq listing can increase the profile of Piedmont and enhance transaction potential	9.2.5	Potential dilution of existing Shareholders' interest in the Company

2.3 Other considerations

We have also considered the following other factors in determining whether the Scheme is in the best interests of Shareholders:

Section	Description
1.	Impacts on investment portfolios and risk preferences
2.	Legal implications for Shareholders

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Section	Description
3.	Piedmont US will report under US GAAP
4.	Foreign exchange implications
9.3.5	Exchange ratio under the Scheme
9.3.6	Taxation implications
9.3.7	Flexibility of board composition
9.3.8	Impact on the holders of Piedmont options
9.3.9	The Scheme may be implemented even if individual Shareholders do not vote, or vote against the Scheme

3. Scope of the Report

1. Purpose of the Report

The Scheme is to be implemented pursuant to section 411 of the Corporations Act. Part 3 of Schedule 8 to the Corporations Act Regulations 2001 (**'Regulations'**) prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to section 411 of the Act (**'Section 411'**).

An independent expert's report must be obtained by a scheme company if:

- There is one or more common directors; or
- The other party to the scheme holds 30% or more of the voting shares in the scheme company.

The expert must be independent and must state whether or not, in his or her opinion, the proposed scheme is in the best interest of the members of the company the subject of the scheme and set out the reasons for that opinion.

In this case, the requirement arises as Piedmont and Piedmont US have one or more common directors.

As a consequence the directors of Piedmont have commissioned this Independent Expert's Report to satisfy their obligation.

3.2 Regulatory guidance

Neither the Corporations Act nor the Regulations defines the term 'in the best interests of'. In determining whether the Scheme is in the best interests of Shareholders, we have had regard to the views expressed by ASIC in RG 111. This regulatory guide provides guidance as to what matters an independent expert should consider to assist security holders to make informed decisions about transactions.

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, 'in the best interests' must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgment on the part of the expert as to the overall

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 5    commercial effect of the transaction, the circumstances that have led to the transaction and the alternatives available.The expert must weigh up the advantages and disadvantages of the proposed transaction and form an overall view as to whether shareholders are likely to be better off if the proposed transaction is implemented than if it is not. An opinion of ‘in the best interests’ does not imply the best possible outcome for shareholders.In determining whether the advantages of the Scheme outweigh the disadvantages, we have had regard to the views expressed by ASIC in RG 111. This regulatory guide suggests that an opinion as to whether the advantages of a transaction outweigh the disadvantages should focus on the purpose and outcome of the transaction, that is, the substance of the transaction rather than the legal mechanism to affect it.We have considered the Scheme in the context of Shareholders as a whole. We have not considered the effect that the Scheme may have on individual shareholders and their specific circumstances. Individual shareholders will have different investment and risk profiles, which may result in the Scheme affecting them differently. Accordingly, what might be in the best interests of Shareholders as a whole, may not be in the best interests of an individual Shareholder.3.3 Adopted basis of evaluationRG 111 suggests that the main purpose of an independent expert’s report is to adequately deal with the concerns that could reasonably be anticipated of those persons affected by the transaction.Having regard to RG 111, we have completed our Report as follows:An investigation into the advantages and disadvantages of the Scheme (Sections 9.1 and 9.2, respectively);An analysis of any other issues that could be reasonably anticipated to concern Shareholders as a result of the Scheme (Section 9.3), andA consideration of whether the Scheme is in the best interests of Shareholders.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 114  Outline of the SchemeOn 9 December 2020, Piedmont announced a proposal to re-domicile to the United States of America by way of a scheme of arrangement between Piedmont and its Shareholders, whereby Piedmont US would acquire the entire issued share capital of Piedmont and become the new holding company for the Piedmont Group. Accordingly, if the Scheme proceeds all shares will be transferred to Piedmont US and Piedmont will be de-listed from ASX and Nasdaq and will become a wholly-owned subsidiary of Piedmont US.Under the terms of the Scheme, the consideration will comprise of the Scheme Consideration:Scheme Participants, whether or not they voted for or against the Scheme and other than Ineligible Foreign Holders or Non-Electing Small Parcel Holders, will receive one Piedmont US CDI for every Piedmont share held by that Scheme Participant on the record date (with each Piedmont US CDI to represent 1/100th of a share of common stock in Piedmont US);the ADS Depositary (who holds Piedmont shares for the benefit of the ADS holders) will receive one Piedmont US share for every 100 Piedmont shares held on the record date; and

- ADS holders will receive one Piedmont US share for each Piedmont ADS held on the record date.

In connection with the Scheme, Piedmont US's common shares will be listed on Nasdaq (as its primary listing) and its CDIs will be listed on ASX (as a secondary listing) and accordingly, holders of Piedmont US CDIs will be able to trade their Piedmont US CDIs on ASX after the implementation of the Scheme and holders of Piedmont US Shares will be able to trade their Piedmont US Shares on Nasdaq.

Implementation of the Scheme is subject to a number of outstanding conditions precedent that are summarised in Section 11.2 of the Scheme Booklet and include:

- the approval of the Scheme by the Shareholders and the Supreme Court of Western Australia;
- the Piedmont US Shares having been authorised for listing on Nasdaq, subject to official notice of issuance following implementation and any customary conditions; and
- ASX approving:
    - the admission of Piedmont US to the official list of the ASX; and
    - the Piedmont US CDIs for official quotation by the ASX,

  subject only to any conditions which ASX may reasonably require that are acceptable to the Board of Directors ('**Board**') of Piedmont and of Piedmont US and to the Scheme becoming effective.

A full description of all of the conditions to the Scheme is included in the Scheme Implementation Deed in Annexure B of the Scheme Booklet.

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5. Profile of Piedmont

1. Company Background

Piedmont is currently an ASX-listed emerging lithium chemicals company, focused on the development of its wholly-owned Piedmont Lithium Project ('**the Project**') in North Carolina, USA. The Company was formerly known as WCP Resources Limited and changed its name to Piedmont Lithium Limited in August 2017. Piedmont was incorporated in 1983 and is currently domiciled in Perth, Western Australia. As stated on the Company's website, its goal is to become a strategic domestic supplier of battery-grade lithium hydroxide and other chemicals to the growing electric vehicle and battery storage markets in the US.

Prior to implementation of the Scheme, Piedmont's primary listing is on the ASX with a secondary listing maintained on the US' Nasdaq via American Depository Shares ('**ADS**'). Each ADS represents 100 Piedmont ordinary shares.

The Company's current board of directors are:

- Keith D. Phillips - President and CEO - Executive Director
- Jeff Armstrong - Non-Executive Chairman
- Anastasios (Taso) Arima - Non-Executive Director
- Jorge M. Beristain - Non-Executive Director
- Todd Hannigan - Non-Executive Director
- Levi Mochkin - Non-Executive Director

The Company's current senior management are:

- Keith D. Phillips - President and CEO
- Patrick H. Brindle - Vice President - Project Management
- Lamont Leatherman - Vice President - Chief Geologist
- Austin Devaney - Vice President - Sales & Marketing
- Bruce Czachor - Vice President and General Counsel
- Brian Risinger - Vice President - Corporate Communications and Investor Relations
- Gregory (Greg) Swan - Company Secretary

Piedmont's current corporate group structure is depicted below. Apart from a 51% interest in Lantern Resources Pty Ltd, the other subsidiaries are wholly-owned by the Company.

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Piedmont Lithium Limited (Australia)
Piedmont Lithium Carolinas, Inc. (USA)
Lantern Resources Pty Ltd (Australia) 51%
Gaston Land Company, LLC (USA)

Source: Piedmont's Scheme Booklet and discussions with Piedmont management

Following implementation of the Scheme, a newly-formed company incorporated in the State of Delaware in the United States, Piedmont US, will be the new holding and parent company.

5.2 Piedmont Lithium Project

The Piedmont Lithium Project (**'Project'**) key assets and operations:

(a) Properties

As at 31 December 2020, the Properties comprised approximately 2,322 acres of surface property and associated mineral rights in North Carolina, USA, of which approximately 691 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,438 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow the Piedmont Group to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.

In June 2019, the Company announced an updated JORC Code (2012 Edition) Mineral Resource Estimate for the Project as prepared by independent consultants CSA Global Pty Ltd (at a 0.4% cut-off):

Resource Category	Tonnes (Mt)	Grade (Li_2O%)	Li_2O (t)	Lithium Carbonate Equivalent (t)
Indicated	13.9	1.16	161,000	398,000
Inferred	14.0	1.06	148,000	366,000
Total	**27.9**	**1.11**	**309,000**	**764,000**

Source: Piedmont 2020 Annual Report

(b) Concentrate Operations

Piedmont's proposed Concentrate Operations is the subject of an updated scoping study (Scoping Study) which was completed in May 2020. Piedmont is targeting the production of 160,000 tonnes

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per year of spodumene concentrate from the Concentrate Operations. It is proposed that the Concentrate Operations will be located in Gaston County, North Carolina.

In December 2020, Piedmont commenced a definitive feasibility study (DFS) for its Concentrate Operations, to be led by Primero Group and Marshall Miller & Associates, with a planned completion in mid-2021.

(c) Chemical Plant

Piedmont's proposed lithium hydroxide processing plant ('**Chemical Plant**') is the subject of a pre-feasibility study ('**PFS**') which was completed in May 2020. Piedmont is targeting the production of 22,700 tonnes per year of battery quality lithium hydroxide from the Chemical Plant. The Piedmont Group also owns a 61-acre property in Kings Mountain, North Carolina, which is the proposed site of the Chemical Plant. The site is located approximately 20 miles from the proposed Concentrate Operations.

Location of Piedmont Lithium Project in the Carolina Tin-Spodumene Belt, North Carolina, USA


USA
Piedmont Lithium
Lincolnton
Piedmont Lithium
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
Proposed Concentrate Operations
Central Property
Hallman-Beam Mine
Sunnyside Property
Bessemer City
Shelby
Gastonia
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Albemarle, Kings Mountain Lithium Processing Facility
North Carolina
South Carolina
Charlotte
321
77
85
N
20 km
Piedmont Lithium Project
Major highway
Railway
City

Source: Scheme Booklet Section 7.5 (c)

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 10    OperationsRecent highlights from Piedmont’s operations include:January 2021: Announcement of a US$12 million strategic investment in emerging lithium miner, Sayona Mining Limited.December 2020: Receipt of a construction air permit from the North Carolina Department of Environmental Quality’s Division of Air Quality.December 2020: Launch of a DFS with Primero Group and Marshall Miller & Associates for Piedmont’s planned Concentrate Operations in Gaston County, North Carolina.November 2020: Expansion of ongoing drilling programs by a further 25,000 metres, which is designed to complete infill drilling on Piedmont’s core property, with the objective of upgrading the Mineral Resource classification category for select areas from the Inferred category to the Measured and Indicated categories.October 2020: Closing of a fully underwritten public offering of 2.3 million ADSs to raise gross proceeds of US$57.5M with Evercore ISI, Canaccord Genuity, and ThinkEquity, a division of Fordham Management, Inc. acting as joint book-runners.September 2020: Undertaking of a pilot-scale spodumene concentrator testwork program with SGS Canada in Lakefield, Ontario to process over 50 tonnes of mineralized pegmatite from a bulk sample collected from Piedmont’s core property in early 2020.September 2020: Entry into a binding agreement with Tesla, Inc. for the supply of spodumene concentrate (SC6) from the Project to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product. The agreement can be extended by mutual agreement for a second five-year term.August 2020: Closing of a private placement of Shares with non-US institutional and sophisticated shareholders to raise gross proceeds of A$10.8M with Canaccord Genuity (Australia) and Shaw and Partners acting as joint lead managers for the private placement.July 2020: Completion of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont spodumene concentrate to battery-quality lithium hydroxide.June 2020: Closing of a fully underwritten public offering of ADSs to raise gross proceeds of approximately US$13M with ThinkEquity, a division of Fordham Management, Inc. and Loop Capital Partners LLC acting as joint book-runners.May 2020: Completion of a PFS for the Chemical Plant on a stand-alone merchant basis for conversion of spodumene concentrate purchased on the global market.May 2020: Concurrently with the PFS for the Chemical Plant, Piedmont completed an updated integrated scoping study for the Project to reflect the Chemical Plant PFS, with both the integrated scoping study for the Project and Chemical Plant PFS confirming that Piedmont will be a strategic and low-cost producer of battery-grade lithium hydroxide.May 2020: Completion of additional metallurgical testwork to produce 120 kilograms of spodumene concentrate from core samples collected from the Project. Concentrate qualities and recoveries  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 119

were consistent with earlier testwork programs, with a grade above 6.0% Li_2O, iron oxide below 1.0%, and low impurities.

- November 2019: Completion of federal permitting required to develop the Concentrate Operations, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers.

A summary of the Chemical Plant PFS and Concentrate Operations ('**Integrated Project**') scoping study for the Project is shown below with further details available in the Company's ASX announcement on 26 May 2020.

	Units	Chemical Plant PFS	Integrated Project Scoping Study
Project life	Years	25	25
Annual average LiOH production (steady-state)	t/y	22,720	22,720
Annual average spodumene concentration production (steady-state)	t/y	-	160,000
After-tax Net Present Value ('**NPV**') at 8% per annum discount rate	US$M	714	1,071
After-tax Internal Rate of Return	%	26%	26%
Assumed long term LiOH price (in real terms)	US$/t	12,910	12,910

Source: Piedmont's 26 May 2020 ASX announcement *Chemical Plant PFS Demonstrates Exceptional Economics*

5.3 Recent Corporate Events

On 10 July 2019, Piedmont announced it had completed an institutional placement for 145,000,000 shares at an issue price of A$0.145 each to raise gross proceeds of A$21.0 million (approximately US$14.6 million).

On 12 June 2020, the Company announced it had completed a US public offering of 2,065,000 of its ADSs at an issue price of US$6.30 per ADS, to raise gross proceeds of approximately US$13.0 million (approximately A$18.6 million).

On 10 August 2020, the Company announced it had completed an Australian private placement to existing non-US institutional and sophisticated shareholders and directors of 120,000,000 of its fully paid ordinary shares at an issue price of A$0.09 per share to raise gross proceeds of A$10.8 million (approximately US$7.6 million).

On 28 September 2020, Piedmont announced it had entered into a binding agreement with Tesla, Inc. ('**Tesla**') for the supply of spodumene concentrate from the Project to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product. That agreement may be extended by mutual agreement for a second five-year term.

On 26 October 2020, the Company announced it had completed an underwritten US public offering for 2,300,000 ADSs at US$25 per ADS, raising US$57.5 million (approximately A$81.2 million).

On 9 December 2020, as part of the re-domiciliation, Piedmont announced that then Chairman, Ian Middlemas would resign as a director and would be replaced as Chairman by Jeffrey Armstrong.

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On 11 January 2021, the Company announced that it had entered into various agreements to establish a strategic partnership with ASX-listed, emerging lithium miner, Sayona Mining Limited. The strategic partnership comprises:

- the acquisition by Piedmont of up to a 19.9% interest in Sayona Mining;
- the acquisition by Piedmont of a 25% interest in Sayona Quebec, the owner of the DFS-level Authier lithium project and the highly prospective Tansim lithium project, both located in Quebec, Canada. Sayona Quebec is also pursuing a bid to acquire Quebec-based, North American Lithium's assets; and
- an agreement for Sayona Quebec to supply Piedmont with the greater of 60,000 tonnes per annum or 50% of Sayona Quebec's spodumene concentrate production.

5.4 Historical Balance Sheet

Statement of Financial Position	Audited as at 30-Jun-20 US$	Audited as at 30-Jun-19 US$	Audited as at 30-Jun-18 US$
CURRENT ASSETS			
Cash and cash equivalents	18,857,088	4,432,150	7,238,489
Trade and other receivables	27,412	59,679	72,110
Other assets	128,271	-	-
TOTAL CURRENT ASSETS	19,012,771	4,491,829	7,310,599
NON-CURRENT ASSETS			
Exploration and evaluation assets	7,720,957	2,265,121	742,017
Property, plant and equipment	774,440	26,195	3,982
Other assets	150,781	-	-
TOTAL NON-CURRENT ASSETS	8,646,178	2,291,316	745,999
TOTAL ASSETS	27,658,949	6,783,145	8,056,598
CURRENT LIABILITIES			
Trade and other payables	1,007,507	2,144,071	1,989,084
Other liabilities	705,536	-	-
TOTAL CURRENT LIABILITIES	1,713,043	2,144,071	1,989,084
NON-CURRENT LIABILITIES			
Other liabilities	1,910,413	-	-
TOTAL NON-CURRENT LIABILITIES	1,910,413	-	-
TOTAL LIABILITIES	3,623,456	2,144,071	1,989,084
NET ASSETS	24,035,493	4,639,074	6,067,514
EQUITY			
Contributed equity	74,877,325	48,853,707	40,483,348
Reserves	515,110	1,990,135	1,966,308
Accumulated losses	(51,356,942)	(46,204,768)	(36,382,142)
TOTAL EQUITY	24,035,493	4,639,074	6,067,514

Source: Piedmont's audited financial statement for the years ended 30 June 2018, 30 June 2019 and 30 June 2020.

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Commentary on Historical Statements of Financial Position

- Cash and cash equivalents increased from US$4.43 million at 30 June 2019 to US$18.86 million at 30 June 2020 primarily driven by share issues completed during the year of US$25.11 million (net of costs). This was partially offset by approximately US$6.98 million in net cash outflows from operating activities and a further US$3.42 million in net cash outflows for investing activities.
- Other current and non-current assets relate to sub-lease receivables, prepayments and a lease security deposit as set out below.

Other assets	30-Jun-20 US$
Current	
Sub-lease receivables	102,684
Prepayments	25,587
Total current other assets	128,271
Non-current	
Sub-lease receivables	120,875
Lease security deposit	29,906
Total non-current other assets	150,781

Source: Piedmont's 2020 Annual Report

The sub-lease was recognised during the year ended 30 June 2020 as the Company entered into an agreement to sub-lease one of its offices in the US.

- Exploration and evaluation assets increased from US$2.27 million as at 30 June 2019 to US$7.72 million at 30 June 2020 following land acquisition and land option payments made during the year totalling US$5.46 million which were settled through a combination of cash (US$2.75 million) and vendor-financed loans and borrowings (US$2.71 million).
- Other current and non-current liabilities primarily comprises the aforementioned vendor-financed loans and borrowings, and Piedmont's lease liabilities as shown below.

Other liabilities	30-Jun-20 US$
Current	
Loans and borrowings	577,576
Lease liabilities	127,960
Total current other liabilities	705,536
Non-current	
Loans and borrowings	1,740,042
Lease liabilities	140,465
Sub-lease security deposit	29,906
Total non-current other liabilities	1,910,413

Source: Piedmont's 2020 Annual Report

The loans and borrowings are repayable in monthly instalments at an implied interest rate of 10% per annum and are secured by the respective surface property.

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5.5 Historical Statement of Profit or Loss and Other Comprehensive Income

Statement of Profit or Loss and Other Comprehensive Income	Audited as at 30-Jun-20 US$	Audited as at 30-Jun-19 US$	Audited as at 30-Jun-18 US$
Continuing operations			
Exploration and evaluation expenses	(3,563,437)	(7,107,146)	(6,021,506)
Corporate and administrative expenses	(1,514,519)	(1,711,475)	(1,160,608)
Business development expenses	(941,399)	(928,097)	(1,207,907)
Share based payments	(470,939)	(438,375)	(1,172,164)
Finance income	215,549	128,377	132,752
Finance costs	(157,271)	-	-
Foreign stock exchange listing expenses	-	-	(580,922)
Other income/(expenses)	760,917	234,090	52,538
Loss before income tax	**(5,671,099)**	**(9,822,626)**	**(9,957,817)**
Income tax expense	-	-	-
Loss for the year	**(5,671,099)**	**(9,822,626)**	**(9,957,817)**
items that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation of foreign operations	(499,399)	(366,083)	(249,205)
Total comprehensive loss for the year	**(6,170,498)**	**(10,188,709)**	**(10,207,022)**

Source: Piedmont's audited financial statement for the years ended 30 June 2018, 30 June 2019 and 30 June 2020.

Commentary on Historical Statements of Profit or Loss and Other Comprehensive Income

- Exploration and evaluation expenses represent the costs incurred by Piedmont in the period subsequent to the acquisition of the rights to explore and up to the successful completion of a DFS for each separate area of interest.
- Finance income of $0.22 million over the financial year ended 30 June 2020 relates to interest income.
- Finance costs for the financial year ended 30 June 2020 comprises interest on loans and borrowings (US$0.11 million) and interest on lease liabilities (US$0.05 million).

5.6 Capital Structure

The share structure of Piedmont as at 24 February 2021 is outlined below:

	Number
Total ordinary shares on issue	1,397,433,203
Top 20 shareholders	1,147,526,833
Top 20 shareholders - % of shares on issue	82.12%

Source: Piedmont share registry data as at 24 February 2021

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The range of shares held in Piedmont as at 24 February 2021 is as follows:

Range of Shares Held	Number of Ordinary Shareholders	Number of Ordinary Shares	Percentage of Issued Shares (%)
1 - 1,000	1,613	1,216,051	0.09%
1,001 - 5,000	5,078	12,969,708	0.93%
5,001 - 10,000	1,987	15,950,537	1.14%
10,001 - 100,000	2,505	76,409,091	5.47%
100,001 - and over	360	1,290,887,816	92.38%
TOTAL	**11,543**	**1,397,433,203**	**100.00%**

Source: Piedmont share registry data as at 24 February 2021

The ordinary shares held by the most significant shareholders as at 24 February 2021 are detailed below:

Name	Number of Ordinary Shares Held	Percentage of Issued Shares (%)
The Bank of New York Mellon Corporation	846,161,100	60.55%
Subtotal	846,161,100	60.55%
Others	551,272,103	39.45%
Total ordinary shares on Issue	**1,397,433,203**	**100.00%**

Source: Notice of change of interests of substantial holder announced on 3 February 2021

The unlisted options and performance rights on issue as at 24 February 2021 are outlined below:

	Number
Unlisted incentive options exercisable at A$0.24 each, expiring July 10, 2022	6,000,000
Unlisted incentive options exercisable at A$0.16 each, expiring December 31, 2022	26,750,000
Unlisted incentive options exercisable at A$0.40 each, expiring November 5, 2023	400,000
Unlisted incentive options exercisable at A$0.40 each, expiring December 31, 2023	6,800,000
Unlisted performance rights subject to various performance conditions to be satisfied, expiring December 31, 2021	3,000,000
Unlisted performance rights subject to various performance conditions to be satisfied, expiring December 31, 2022	3,000,000
TOTAL	**45,950,000**

Source: Piedmont share registry data as at 24 February 2021

5.7 ASX Share Price Analysis

The chart below provides a summary of the share price movement of Piedmont's ASX-listed shares over the past 12 months to 24 February 2021.

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Piedmont's ASX-listed share price and trading volume history
Share Price ($)
0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
Volume (millions)
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
15-Mar-20
15-Apr-20
13-May-20
11-Jun-20
09-Jul-20
06-Aug-20
03-Sep-20
01-Oct-20
29-Oct-20
26-Nov-20
24-Dec-20
27-Jan-21
24-Feb-21
Volume
Closing share price

Source: Bloomberg

The closing price of Piedmont's ASX-listed shares from 24 February 2020 to 24 February 2021 has ranged from a low of $0.063 on 19 March 2020 to a high of $0.800 on 27 January 2021. The highest single trading day over the assessed period was 29 September 2020, where 155,161,784 shares were traded, representing approximately 11.10% of the Company's issued capital (based on the Company's current issued capital of 1,397,433,203 shares).

During the 12 months to 24 February 2021, a number of announcements were made to the market. The key announcements are set out in the table below:

Date	Announcement	Closing Share Price Following Announcement $ (movement)			Closing Share Price Three Days After Announcement $ (movement)		
11/01/2021	Piedmont Announces Strategic Investment in Sayona Mining	0.450	▼	4%	0.450	►	0%
09/12/2020	Piedmont Announces Intent to Re-Domicile to USA (with Scheme Implementation Deed)	0.365	►	0%	0.345	▼	5%
03/12/2020	Piedmont Receives Key Permit for Chemical Operations	0.365	▼	1%	0.365	►	0%
02/12/2020	Piedmont Launches DFS for Concentrate Operations	0.370	▼	5%	0.340	▼	8%
17/11/2020	Piedmont Lithium Expands Drill Program	0.425	▲	15%	0.375	▼	12%
11/11/2020	Spodumene Concentrator Pilot Testwork Launched	0.325	▲	2%	0.370	▲	14%
26/10/2020	Piedmont Announces Closing of U.S. Public Offering	0.385	▲	1%	0.325	▼	16%
28/09/2020	Response to ASX Aware Query	0.275	▲	83%	0.375	▲	36%
28/09/2020	Response to ASX Query	0.275	▲	83%	0.375	▲	36%
28/09/2020	Response to ASX Price and Volume Query	0.275	▲	83%	0.375	▲	36%
28/09/2020	Piedmont Lithium Signs Sales Agreement With Tesla	0.275	▲	83%	0.375	▲	36%

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Date	Announcement	Closing Share Price Following Announcement			Closing Share Price Three Days After Announcement		
		$ (movement)			$ (movement)		
23/07/2020	Piedmont Produces Battery Quality Lithium Hydroxide	0.105	▲	2%	0.105	▶	0%
11/06/2020	Piedmont Raises A$29 Million to Continue Project Development	0.095	▼	27%	0.092	▼	3%
26/05/2020	Chemical Plant PFS Demonstrates Exceptional Economics	0.110	▶	0%	0.115	▲	5%
13/05/2020	Additional Testwork Produces High-Grade Concentrates	0.100	▶	0%	0.110	▲	10%
26/02/2020	Hydroxide Testwork Program Proceeding Favourably	0.115	▼	8%	0.105	▼	9%

Source: Bloomberg

On 26 February 2020, Piedmont provided an update on its hydroxide testwork program with SGS Canada, Inc. and confirmed that it was on track to announce results as well as produce LiOH samples for prospective offtake partners in advance of PFS completion. The Company's share price closed 8% lower on the day and fell a further 9% over the following three trading days to close at A$0.105.

On 13 May 2020, the Company announced it had successfully produced 120 kg of spodumene concentrate from core samples collected from the Project. Additionally, the Company announced the production of additional larger-scale samples of quartz and feldspar concentrates as part of testwork programs. Piedmont's shares closed unchanged on the day of the announcement but rose 10% to A$0.110 over the subsequent three trading days.

On 26 May 2020, Piedmont reported the results of its PFS and updated scoping study as discussed in Section 5.2 of our Report. The price of a Piedmont share closed unchanged on the day of the announcement but rose 5% over the next three trading days and closed at A$0.115.

On 11 June 2020, the Company announced it had received commitments to raise A$29 million to continue development of the Project. The commitments related to:

- a US public offering of 1,800,000 of its ADSs at an issue price of US$6.30 per ADS to raise gross proceeds of US$11.3 million. The underwriters of the offer also exercised their over-allotment option at the same price raising additional gross proceeds of US$1.7 million; and
- a private placement with existing non-US institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (equivalent to the US public offering price) to raise gross proceeds of A$10.8 million.

The A$0.09 per share price represented a 21% discount to the 20-day Volume Weighted Average Price (**'VWAP'**) on Piedmont's ASX-listed shares. On the day the announcement was made, Piedmont's shares closed 27% lower to A$0.095 and declined a further 3% over the following three trading days.

On 23 July 2020, Piedmont announced the completion of its bench-scale testwork program at SGS Canada, Inc. Lithium hydroxide monohydrate was produced from spodumene concentrate ultimately derived from core samples taken from the Project. The testwork results compared favourably with current battery quality market specifications. Piedmont's shares rose 2% on the day to A$0.105 and closed unchanged three trading days later.

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 18    On 28 September 2020, the Company announced it had entered into the Tesla Agreement as discussed in Section 5.3 above. The Tesla Agreement represented approximately one-third of Piedmont’s planned spodumene concentrate production of 160,000 tonnes per annum for the initial five-year term as well as an additional quantity to be delivered at Tesla’s option.Concurrently, Piedmont also responded to several ASX queries relating to:the increasing price and volume activity of its ASX-listed shares leading up to the announcement of the Tesla Agreement which resulted in the Company requesting a trading halt for its shares on 18 September 2020; andthe release of certain information pertaining to the Tesla Agreement on the Company’s website on 23 September 2020 prior to it being released on the ASX Market Announcements Platform;Piedmont noted that the increased interest in its shares was not unique to the Company and attributed the increased trading activity to a positive industry research report released by Canaccord Genuity (Australia) Ltd on 15 September 2020, as well as possible investor interest in the battery minerals industry generated from the lead up to Tesla’s annual ‘Battery Day’ presentation on 22 September 2020. In relation to the early release of information on the Company’s website, Piedmont attributed it to an administrative oversight in breach of the Company’s standard practice. The price of an ASX-listed Piedmont share closed 83% higher on 28 September 2020 at A$0.275 before rising a further 36% over the subsequent three trading days to close at A$0.375.On 26 October 2020, Piedmont announced it had completed an underwritten US public offering for 2,300,000 of its ADSs at an issue price of US$25.00 per ADS (equivalent to A$0.353 per ASX-listed share) to raise gross proceeds of US$57.5 million (approximately A$81.2 million) which included the full exercise of the underwriter’s option to purchase 300,000 additional ADSs to raise an additional US$7.5 million. The issue price represented a discount equivalent to 13% of the 20-day VWAP on its ASX-listed shares. On the day of the announcement, Piedmont’s share price ended 1% higher at A$0.385, before falling 16% over the next three trading days to close at A$0.325.On 11 November 2020, the Company announced it will partner with SGS Canada, Inc. to complete a pilot- scale spodumene concentrator testwork program using a bulk sample collected from the Project. The results from the testwork will be used to support a DFS and detailed design engineering. Piedmont’s shares rose 2% on the day and a further 14% over the next three trading days to close at A$0.370.On 17 November 2020, Piedmont announced it had expanded the ongoing drill program by 25,000 meters and added three new drill rigs for a total of five rigs. The Company also disclosed that it planned to publish a Mineral Resource estimate update in support of reporting Ore Reserves and completion of a DFS in mid-2021. The price of an ASX-listed Piedmont share rose 15% on the day to close at A$0.425, but retraced some of its gains over the subsequent three trading days to close 12% lower at A$0.375.On 2 December 2020, Piedmont announced the award of the DFS of its planned spodumene concentrate operations to Primero Group and Marshall Miller & Associates, with a separate DFS for the Chemical Plant anticipated to commence in first quarter of 2021. Piedmont’s ASX-listed shares closed 5% lower on the day and fell a further 8% over the next three trading days to A$0.340.On 3 December 2020, the Company announced it had received the air permit to construct and operate the Company’s planned Chemical Plant from the North Carolina Department of Environmental Quality Division of Air Quality. Piedmont’s shares closed 1% lower on the day of the announcement at A$0.365 where it remained at three trading days later.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 127

On 9 December 2020, Piedmont announced its intention to re-domicile to the US via the Scheme, which is the subject of our Report. The price of an ASX-listed Piedmont share closed unchanged on the day of the announcement but dipped 5% to close at A$0.345 over the subsequent three trading days.

On 11 January 2021, Piedmont announced that it has entered into agreements to establish a strategic partnership with Sayona Mining Limited ("Sayona") (ASX:SYA) through the purchase of equity stakes in Sayona and its 100% owned subsidiary, Sayona Quebec Inc ("Sayona Quebec"), as well as a binding supply agreement for the greater of 50% of Sayona Quebec's planned spodumene concentrate production or 60,000 t/y. Piedmont will:

- acquire 9.9% equity in Sayona for approximately US$3.1 million through share placement;
- acquire two unsecured convertible notes for approximately US$3.9 million resulting in a 10% equity interest in Sayona upon conversion; and
- acquire a 25% stake in Sayona Quebec for approximately US$5.0 Million in cash.

The announcement supports the Company's strategic objective of expanding its operations in Northern America. On the day of the announcement, the price of an ASX-listed Piedmont share closed 4% lower at $0.450 where it remained three trading days later.

An analysis of the volume of trading in Piedmont shares for the 12 months to 24 February 2021 is set out below:

Trading days	Share price low	Share price high	Cumulative volume traded	As a % of Issued capital
1 Day	$0.695	$0.715	7,347,860	0.53%
10 Days	$0.695	$0.785	68,832,358	4.93%
30 Days	$0.440	$0.825	358,669,380	25.67%
60 Days	$0.330	$0.825	543,298,309	38.88%
90 Days	$0.275	$0.825	781,144,706	55.90%
180 Days	$0.082	$0.825	1,660,635,299	118.83%
1 Year	$0.062	$0.825	1,740,645,151	124.56%

Source: Bloomberg and BDO Analysis

RG 111.86 states that for the quoted market price methodology to provide meaningful analysis there needs to be a 'liquid and active' market in the shares. We consider the following characteristics to be representative of a liquid and active market:

- regular trading in a company's securities;
- approximately 1% of a company's securities are traded on a weekly basis;
- the spread of a company's shares must not be so great that a single minority trade can significantly affect the market capitalisation of a company; and
- there are no significant but unexplained movements in share price.

The company's shares should meet all of the above criteria to be considered 'liquid and active', however, failure of a company's securities to exhibit all of the above characteristics does not necessarily mean that the value of its shares cannot be considered relevant.

With regard for the above, we consider that Piedmont's shares on the ASX exhibit a high level of liquidity, with 124.56% of the Company's current issued capital being traded in the historical 12-month period.

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BDO

We have also performed a similar trading volume analysis over the 12 month period to 24 February 2021 for Piedmont's Nasdaq-listed ADSs and compared it to its ASX-listed shares.

Trading days	Piedmont's ASX-listed shares Cumulative ASX shares traded	As a % of Issued capital	Piedmont's Nasdaq-listed ADSs Cumulative ADSs traded	As a % of Issued capital
1 Day	7,347,860	0.53%	1,311,871	9.39%
10 Days	68,832,358	4.93%	6,819,328	48.80%
30 Days	358,669,380	25.67%	30,559,884	218.69%
60 Days	543,298,309	38.88%	54,600,509	390.72%
90 Days	781,144,706	55.90%	84,807,981	606.88%
180 Days	1,660,635,299	118.83%	185,755,808	1,329.26%
1 Year	1,740,645,151	124.56%	186,291,058	1,333.09%

Source: Bloomberg

Noting that each ADS represents 100 of Piedmont's ordinary shares, the above comparison indicates that the traded volume of Piedmont's US-listed ADSs have historically represented a larger proportion of Piedmont's issued capital, compared to its ASX-listed shares.

The chart below provides a summary of the share price movement of Piedmont's Nasdaq-listed ADSs over the past 12 months to 24 February 2021.



Piedmont's Nasdaq-listed ADS price and trading volume history
ADS Price (US$)
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0.000
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
Volume (millions)
10-Mar-20
07-Apr-20
06-May-20
04-Jun-20
02-Jul-20
31-Jul-20
28-Aug-20
28-Sep-20
27-Oct-20
25-Nov-20
24-Dec-20
26-Jan-21
24-Feb-21
Volume
Closing ADS price

Source: Bloomberg

The closing price of Piedmont's Nasdaq-listed ADSs from 24 February 2020 to 24 February 2021 has ranged from a low of US$4.116 on 23 March 2020 to a high of US$63.400 on 24 February 2021. The highest single trading day over the assessed period was 28 September 2020, where 41,877,602 ADSs were traded, representing approximately 300% of the Company's issued ADSs. This suggests that Piedmont's Nasdaq-listed ADSs show a higher degree of liquidity compared to its ASX-listed shares.

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 21    Economic analysisAs Piedmont’s operations are based in the US and the Scheme is pursuant to a re-domiciliation of the Company to the US, we have presented an economic analysis on the US.United States of AmericaThe US economy is the largest in the world, representing approximately 20% of total global output. The economy features a highly-developed and technologically-advanced services sector, which accounts for about 80% of the nation’s output. Services-oriented companies in areas such as technology, financial services, healthcare and retail dominate the economy.In February 2020, US Gross Domestic Product (‘GDP’) was on track to contract by as much as 8% in 2020 as a result of COVID-19 and the consequent measures to contain and mitigate viral transmission, marking the worst economic contraction since 1932. At the same time, unemployment was forecast to reach 19% in May 2020, the highest projection since the Great Depression and almost twice its peak during the global financial crisis.In March 2020, the Federal Reserve announced that it would purchase US$500 billion in US Treasury bills and US$200 billion in mortgage-backed securities. This was followed by the decision to expand quantitative easing purchases to an unlimited amount to ensure sufficient liquidity in financial markets. By June 2020, the Federal Reserve had expanded its balance sheet by more than US$3 trillion, to a record balance of US$7.2 trillion, in order to achieve the Federal Funds Rate target range of 0.0% to 0.25%. This resulted in historically low yields for long-term fixed-rate mortgages and corporate bonds. As at December 2020, the Federal Reserve’s balance sheet has continued its increasing trend, reporting approximately US$7.4 trillion in total assets.Simultaneously, the US Federal Government injected US$2.2 trillion in direct financial support to American firms, households, medical establishments and State and local governments. Most notably, the Paycheck Protection Program (‘PPP’), a measure designed to maintain employer-employee matches, helped stabilise labour markets by allowing firms to retain workers and rehire them as health conditions improve. Stimulus measures continue to be rolled out by the US Government including a spending bill of US$900 billion for COVID-19 relief aid which was passed through the US Senate in December 2020.By the end of the first quarter of 2020, GDP growth had declined 5.0%, signalling the onset of the 2020 recession. In the second quarter of 2020, the full effect of the recession commenced and the economy contracted 31.4% over the quarter. According to the most recent forecast released at the Federal Open Market Committee meeting on 16 December 2020, real US GDP growth is expected to contract by 2.4% in 2020 and is anticipated to rebound to a growth rate of 4.2% in 2021 before slowing to 3.2% in 2022 and 2.4% in 2023.The unemployment rate peaked at 14.7% in April 2020 as workers were furloughed in response to COVID-19. However, the PPP initiative has provided easing for the labour market, with unemployment expected to average 6.7% in 2020, then falling to 5.0% in 2021, 4.2% in 2022 and 3.7% in 2023. Through November2020, the unemployment rate edged slightly lower to 6.7%, reflecting the continued resumption of economic activity in response to the COVID-19 pandemic. Employment improvements were particularly evident across the transportation, professional services and health care sectors, whilst declines were evident in the public and retail trade sectors.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 130

   Industry analysisWe have provided a brief overview of the lithium industry (the ‘Industry’), as it is representative of the industry that Piedmont currently operates in.Lithium overviewLithium is a soft, silver-white metal belonging to the alkali metal group of chemical elements and is the lightest and least dense metal. It has excellent potential for power generation due to its reactivity, however does not occur naturally as a metal in nature. Lithium occurs rather as chemical compounds which are extracted from ores of spodumene or from subsurface brines. Other possible sources of lithium may include other ore such as petalite or lepidolite, and non-conventional sources.Pegmatite lithium bodies, also known as hard-rock lithium bodies, host high-grade lithium found in the mineral spodumene, which can be extracted through open pit mining. Pegmatite deposits host more concentrated sources of lithium and can be developed more rapidly than lithium occurring in subsurface brines.Once processed, lithium metal has several industrial applications, the most prominent being in that of batteries for phones, laptops and electric vehicles. According to the US Geological Survey (‘USGS’), global-end use markets for lithium are estimated at 71% for batteries, 14% for ceramics and glass, 4% for lubricating greases, 2% for industrial powders, 2% for polymer production, 1% for air treatment and 6% for other uses. Lithium’s use in batteries has increased significantly in recent years as rechargeable lithium batteries are used extensively in the growing market for portable electronic devices and increasingly in electric tools, electric vehicles and grid storage applications. It is also used to strengthen and improve resistance in glasses and ceramics, along with being alloyed with aluminium and copper to reduce weight in airframe structural components.Lithium-based batteries typically use refined lithium carbonate or lithium hydroxide. Roskill’s Lithium Outlook to 2030 (17th Edition) Report forecasts that the shift towards high-nickel cathode materials to increase battery energy density will accelerate demand growth for lithium hydroxide, although its cost22  For the month of April 2020, the Consumer Price Index (‘CPI’) decreased 0.8%, the largest monthly drop since December 2008. However, inflation has since rebounded more rapidly than expected as the COVID- 19 lockdown measures were eased toward the latter part of 2020. As at November 2020, the annual inflation rate in the US was 1.2% (on a seasonally unadjusted basis). By contrast, the annual inflation rate was 2.5% at the beginning of 2020. The US economy strongly rebounded in the third quarter of 2020, growing by a record 33.1%, whilst unemployment and inflationary indicators were also trending in a positive direction. However, prices are not anticipated to rise much faster until the economic certainty becomes stronger.In October 2020, the International Monetary Fund (‘IMF’) scaled back its estimate of the global economic downturn, amending its forecast of -5.2% GDP growth to -4.4% for the 2020 calendar year due to stronger than expected performance in the second and third quarters of 2020. The IMF anticipates the total impact from COVID-19 would total US$28 trillion in lost output.Sources: Federal Reserve Board, Credit and Liquidity Programs and the Balance Sheet, Federal Reserve Board and Federal Open Market Committee, Summary of Economic Projections, 16 December 2020, US Bureau of Labor Statistics, Consumer Price Index – November 2020, Federal Reserve Board, Federal Reserve Announces Extensive New Measures to Support the Economy, International Monetary Fund World Economic Outlook, October 2020, Bloomberg.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 131

premium over lithium carbonate has made some consumers reluctant to switch feedstock. The Piedmont Lithium Project aims to produce refined lithium hydroxide from spodumene concentrate.

Lithium demand

Although demand for lithium has increased significantly in recent years, the USGS estimated global consumption of lithium in 2020 was flat from the prior year at about 56,000 tons of lithium content. The decrease in demand during the first half of 2020 due to the COVID-19 pandemic was offset by an increase in demand over the second half of the year, driven primarily by growth in the lithium-ion battery market.

Growth in the electric car manufacturing industry particularly is a key driver for lithium demand, as major players within the industry, including Tesla, expand production and increasingly target mainstream markets. This has driven many electric car manufacturers to form strategic alliances and joint ventures with lithium mining companies to establish a reliable, diversified supply of lithium.

Lithium production and reserves

Since the late 1990s, subsurface brines have become the dominant raw material for lithium carbonate production worldwide. Subsurface brines offer lower production costs to produce lithium carbonate compared with the mining and processing of hard-rock ores. Spodumene ores offer a more cost-effective route to production of battery quality lithium hydroxide. According to the USGS, five mineral operations in Australia, two brine operations each in Argentina and Chile and, two brine and one mineral operation in China accounted for the majority of world lithium production in 2020.

The USGS estimates that, excluding the US (production data was withheld to avoid disclosing company proprietary data), Australia led global lithium production in 2020, accounting for 49% of total production. This was followed by Chile and China, accounting for 22% and 17% respectively.

Global Lithium Production 2020


Other
5%
Argentina
7%
China
17%
Australia
49%
Chile
22%

Source: US Geological Survey 2021

The largest lithium companies include Albemarle Corporation (**'Albemarle'**), Ganfeng Lithium Co. Ltd, Livent Corporation, Sociedad Quimica y Minera de Chile S.A. and Tianqi Lithium Corporation (**'Tianqi'**). In December 2020, IGO Limited, agreed to buy Tianqi's 49% stake in an Australian joint venture with

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Albermarle, which would give IGO Limited a 24.99% share in the Greenbushes mine in Western Australia as well as a 49% interest in a lithium hydroxide refinery.

According to the USGS, global lithium resources have increased significantly due to continued exploration and are now estimated to total approximately 86 million tons. Of that amount, the US is estimated to account for around 7.9 million tons. Over 2020, the only lithium production in the US was from a brine operation in Nevada. Two companies produced a range of downstream lithium compounds in the US from domestic or imported lithium carbonate, lithium chloride and lithium hydroxide.

In terms of global lithium reserves, the USGS estimates that for 2020, Chile accounted for approximately 44% of global lithium reserves, followed by Australia at 22% and Argentina at 9%.

Global Lithium Reserve 2020



Other
18%
China
7%
Chile
44%
Argentina
9%
Australia
22%

Source: US Geological Survey 2021

Lithium prices

Lithium trade is usually confined to a small number of producers and their customers, and as such, contract terms such as pricing are privately negotiated. Furthermore, there are an extensive range of products that can be made from lithium which leads to a range of prices that are dependent on the product and its purity.

Historical pricing data from S&P Global Market Intelligence for lithium hydroxide inclusive of cost, insurance and freight ('CIF') to Asia for the last five years is depicted below. Forecast pricing from Consensus Economics is also shown in the same graph.

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BDO


Lithium Hydroxide (CIF Asia)
US$/tonne
25,000
20,000
15,000
10,000
5,000
0
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Dec-26
Dec-27
Dec-28
Dec-29
Dec-30
Historical
Forecast

Source: S&P Global Market Intelligence, Consensus Economics February 2021 survey

The strong performance of the lithium price over 2016 and 2017 was reversed in the subsequent years through to 2020 as a correction in the oversupply across the industry played out. Just as higher prices incentivised the rapid commissioning of production capacity throughout the supply chain, the slide in lithium prices has stressed many producers, causing output curtailments or suspensions of production.

Lithium outlook

According to Bloomberg Intelligence, traditional industrial demand for lithium is expected to rise in line with global gross GDP. Battery applications will be the driving force behind growth within the lithium industry going forward, led by the development of electric vehicles and underpinned by use of portable electronics.

Roskill anticipates the future refined lithium supply will remain tight, with a period of sustained supply deficit in the mid-2020s, as the technical and financial hurdles of bringing sizable volumes of new capacity online continue to weigh on the supply side. The recycling of batteries is also said to play a key role in the supply of lithium in the medium to long term. As lithium is a resource with the ability to be recycled repeatedly, this reduces the need for new sources of lithium in the future.

Source: USGS, Roskill Lithium Outlook to 2030 17th Edition, Bloomberg Intelligence and IBISWorld

8. Implications of the Scheme

We have summarised below the implications of the Scheme to Piedmont and the Shareholders.

1. Ownership structure

If the Scheme is approved and becomes Effective:

- Piedmont US would acquire the entire issued share capital of Piedmont and become the new holding company for the Piedmont Group. Piedmont will be de-listed from ASX and Nasdaq and

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will become a wholly-owned subsidiary of Piedmont US. Piedmont US shares will be quoted on Nasdaq and Piedmont US CDIs will be quoted on ASX.

- all Scheme Participants as at the Record Date (whether or not they voted for or against the Scheme and other than Ineligible Foreign Holders or Non-Electing Small Parcel Holders), will receive the Scheme Consideration; and
- in the case of a Scheme Participant who holds Shares (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders), will receive one Piedmont US CDI for every Share held by that Scheme Participant on the Record Date; and
- the ADS Depositary (who holds Shares for the benefit of ADS Holders) will receive one Piedmont US Share for every 100 Shares held by the ADS Depositary and will distribute those Piedmont US Shares to ADS Holders who will receive one Piedmont US Share for every Piedmont ADS held by them on the Record Date.

8.2 Listed status and potential access to funds

Piedmont US Shares will generally confer the same rights as Shares. Certain differences exist due to the fact that:

- The primary corporate documents governing Piedmont US shareholder rights will be Piedmont US's Organizational Documents, rather than Piedmont's constitution. The primary laws governing Piedmont US shareholder rights will be the laws of the State of Delaware and the United States, rather than Australian law.
- Piedmont US will not be governed by the Corporations Act and other applicable Australian laws by which Piedmont is currently governed. Piedmont US will be subject to the Delaware General Corporation Law.

Notwithstanding these differences, the ASX Listing Rules will still apply to Piedmont US as the Piedmont US CDIs will be quoted on ASX.

8.3 Legal and regulatory framework

If the Proposed Transaction is implemented, the existing listing of Piedmont's ordinary shares on the ASX and its ADSs on Nasdaq (as its secondary listing) will be replaced with new listings of the common shares of Piedmont US on Nasdaq (as its primary listing) and its CDIs on the ASX (as its secondary listing). In particular, this means that the Company will be removed from the official lists of the ASX and Nasdaq and, contemporaneously, the common shares of Piedmont US will be listed on Nasdaq (as its primary listing) and its CDIs on the ASX (as its secondary listing). Below is a summary of key areas which may be of importance to the Shareholders.

Corporate Governance

As a Delaware entity listed on Nasdaq, Piedmont US will adopt corporate governance policies and new board committee charters in line with Nasdaq listing standards. Piedmont US intends to adopt the same policies and charters as are currently in effect for the Company, with such changes as are necessary for Piedmont US to comply with the rules applicable to United States companies listed on Nasdaq.

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Pursuant to the Nasdaq Listing Rules, Piedmont US will establish and adopt charters for its Audit Committee and Nominating and Governance Committee. Piedmont US will also establish a Compensation Committee, the main functions of which are to review, approve and recommend the base salary, equity-based incentives and short-term incentive compensation for executive officers, approve all long-term equity incentives to employees, review Piedmont US's cash and stock-based incentive compensation plans to assess their effectiveness in meeting Piedmont US's goals and objectives and take other actions to meet its responsibilities as set out in its written charter. Piedmont US may adopt other charters and policies as the Piedmont US Board determines is necessary or appropriate.

Piedmont US is committed to ensuring that its corporate governance systems comply with statutory and stock exchange requirements and to maintaining its focus on transparency, responsibility and accountability (refer to section 8.17 of the Scheme Booklet).

ASX waiver

Piedmont US intends to file an application for waivers and confirmations from the ASX in relation to certain Listing Rules and documents that need to be filed with the ASX in connection with Piedmont US's application to be admitted to the official list of ASX and the quotation of the Piedmont US CDIs on ASX.

As at the date of this Scheme Booklet, Piedmont US has received in-principle confirmation from ASX that it will grant the waivers and confirmations sought by Piedmont US in all material respects.

In addition, the Company has obtained a waiver from ASX in relation to Listing Rule 6.23.2 to permit the cancellation of certain unlisted options and performance rights entitling the holders to be issued fully paid ordinary shares in Piedmont for consideration without requiring Shareholder approval to be obtained.

ASIC relief

Piedmont US has made an application to ASIC for:

a) a declaration under subsection 741(1)(b) of the Corporations Act modifying sections 708A(12A) and 708A(5) of the Corporations Act such that, in the 12 months following the Implementation Date, the continuous quotation of Piedmont US CDIs may be included in the calculation of the 3 month period for the purposes of sections 708A(12A) and 708A(5) of the Corporations Act; and

b) a declaration under subsection 741(1)(b) modifying the definition of "continuously quoted securities" for the purposes of Chapter 6D of the Corporations Act such that, in the 12 months following the Implementation Date, the continuous quotation of Piedmont US CDIs may be included in the calculation of the 3 month period for the purposes of section 713(1) of the Corporations Act.

As at the date of this Scheme Booklet, ASIC has not made a formal decision on this application. If granted, the form of the relief granted to the Company and Piedmont US will be subject to finalisation of the relief instruments by ASIC.

8.4 Taxation implications

The Australian income tax consequences for Shareholders of implementing a re-domicile scheme depends on whether shares are held on capital account, on revenue account or as trading stock. A distinguishing feature of shares held on capital account and shares held either on revenue account or as trading stock is the purpose for which they were acquired:

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 28    shares held on revenue account, or as trading stock, are acquired for resale at a profit in the short term; whereasshares held on capital account are acquired for the purposes of deriving dividend income and long term appreciation of value.While it is outside the scope of this Report to comment on or consider the specific taxation consequences as they apply to individual Shareholders, we note that Piedmont has received advice with respect to the tax implications for Shareholders of the Scheme. This advice is summarised in Section 10 of the Scheme Booklet.Nevertheless, the implementation of the Scheme should not crystallise Australian Capital Gains Tax (‘CGT’) for Shareholders who hold their shares on capital account. This is due to the availability of scrip- for-scrip roll-over relief in Australia. However, the availability of scrip-for-scrip roll-over relief has not been confirmed by a ruling and it is possible that the Australian Taxation Office will take a different view. On the basis that scrip-for-scrip roll over relief is available, Shareholders who are Australian tax residents can choose to disregard any capital gain arising upon the exchange of Piedmont shares for Piedmont US shares.Shareholders who hold their shares on revenue account will be subject to income tax on any gains arising from the exchange of Piedmont shares for Piedmont US shares. Non-resident Shareholders whose revenue gains are sourced in Australia may be protected by an applicable tax treaty.Furthermore, as Piedmont will not be an Australian resident for tax purposes, Shareholders will receive a beneficial interest in shares in a foreign company, which will have ongoing implications for Shareholders. The impact of these taxation implication will vary for different Shareholders.The tax implications of the Scheme will affect Shareholders differently subject to their own respective circumstances, and as such, if necessary, Shareholders should seek their own individual tax advice.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 137  8.5 CostsThe process of implementing the Scheme has a number of steps and involves numerous one-off transaction costs, which Piedmont directors estimate to total approximately US$1.02 million.We do however note that most of these costs have already been incurred, or will be incurred by the date of the meeting to approve the Scheme, regardless of whether the Scheme is approved or not. As a consequence, the quantum of the initial transaction costs of the Scheme is not considered to be material to the decision to be made by Shareholders.If the Scheme is approved, there will also be additional ongoing operating costs incurred in relation to maintaining a company and share register in the US and adhering to the relevant US laws and Nasdaq regulation.9. Do the advantages of the Scheme outweigh the disadvantages?If the Scheme is approved, then there will be no material change in value to Shareholders. Consequently, in order to determine whether the Scheme is in the best interests of Shareholders we have considered the advantages, disadvantages and other factors that are likely to impact Shareholders.

1. Advantages of the Scheme

We have considered the following advantages when assessing the Scheme.

1. Potential access to new funds

One of the main advantages of the Scheme (and the change of domicile of Piedmont Group) is that Piedmont US will have direct access to the capital markets of the United States of America. Management believes that the re-domiciliation of the Piedmont Group in the Unites States has several benefits including:

- increased attractiveness of Piedmont US to a broader US investor pool who cannot invest in non-US securities;
- improved access to lower-cost debt and equity capital markets, which are larger and more diverse than Australian capital markets, thus enabling future growth to be financed at a lower cost; and
- increased demand for Piedmont US Shares due to Piedmont US' expected inclusion in important US stock market indices such as the Russell 2000 and the S&P Total Market.

In our view, the US capital markets are the largest and most liquid markets in the world. The change in domicile will give access to a broader investor base which will increase the trading volume of Piedmont US compared to Piedmont's historical traded volumes on the ASX. As a result, the growing level of US investors on the share register over time, may translate into an increased ease in raising capital to fund new projects in the future. As discussed in Section 5.7 of our Report, historically, the traded volume for Piedmont's US-listed ADSs have represented a larger proportion of its issued capital compared to the Company's ASX-listed shares.

We note that we would expect the CDI trading price, adjusted for foreign exchange and the correct ratio, to broadly track the Nasdaq trading price, given that 100 Piedmont US CDIs will be able to be converted into one Piedmont US share. On this basis, increased demand as a result of increased attractiveness to investors in the US may also flow through to holders of CDIs.

9.1.2. Dual listing retention associated with reduced "dual compliance" costs

Piedmont is currently incorporated in Australia with a primary listing on the ASX and a secondary listing on the Nasdaq through ADSs wherein one ADS represents 100 ordinary shares in Piedmont. Under Australian laws, Piedmont is required to prepare financial statements in accordance with the International Financial Reporting Standards in Australia ('**AIFRS**').

All companies, including dual listed companies, must prepare and lodge financial statements and comply with, among other things:

- The corporate and securities law requirements of the jurisdiction in which they are incorporated;
- The regulations imposed by the relevant corporate regulator; and
- The requirements of the relevant securities exchange.

A dual listed company is treated as a 'foreign company' in the jurisdiction it elects for the secondary trading of its securities. A 'foreign company' is generally subject to meaningfully lower levels of regulation and compliance in the second jurisdiction. Given the Nasdaq is currently the Company's secondary listing, it is treated as a 'foreign company' in the US.

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 30    Piedmont historically qualified for the ‘foreign private issuer’ (‘FPI’) exemption status by the US’ Securities and Exchange Commission (‘SEC’) and was exempt from the financial reporting requirement applicable to US domestic companies under applicable laws in the US, such as preparing financial statements in accordance with US Generally Accepted Accounting Principles (‘GAAP’).As detailed in Section 2.1 of the Scheme Booklet, Piedmont lost its FPI status on 31 December 2020. As a result, the Company would be required to comply with applicable United States laws (in accordance with US GAAP). On completion of the Scheme, Piedmont will be a domestic public company in only one Jurisdiction (i.e. US-domestic public company) and the jurisdiction in which it will be located is the one where its operations are located and it is seeking to grow its market presence (as evidenced by the Tesla Agreement). Piedmont will only have domestic status in the US and will only be required to prepare its financial statements under US GAAP. As there will be no requirement to also prepare financial statements in accordance with AIFRS, costs, resourcing, complications and risks associated with dual compliance will be largely avoided.If the Scheme is implemented, Shareholders will continue to receive detailed financial reports on corporate activities and developments as Piedmont US will file its financial statements in accordance with US GAAP with the SEC and ASIC and make them publicly available through the Nasdaq, ASX and the Company’s website. While there may be differences in the measurement criteria in the financial statements, Piedmont Management do not expect any impact on the ability to generate underlying operating cash flows.9.1.3. A better alignment of the corporate structure with key business stakeholders and operating modelThe Company’s main project, the Piedmont Lithium Project, is located in North Carolina in the US, as are most of its employees and management team.If the Scheme is implemented, the Company’s corporate structure would be better aligned with its key business stakeholders and operating model:The Project is located in the US;The majority of its employees are located in the US;The majority of issued capital is beneficially held by investors in the US; andAs stated on its website, the Company’s goal is to become a strategic domestic supplier of battery-grade LiOH and other chemicals to the growing electric vehicle and battery storage markets in the US.This structure will also provide a more suitable framework to develop the Project in the US as management is based in the US and are therefore more familiar with the legislative and regulatory requirements in the US. Furthermore, senior management will have easier access to legal, accounting and other resources to comply with US laws and regulations.9.1.4. Familiarity with local exchangeIf the Scheme is implemented, Piedmont US will be admitted to the official list of the ASX, the Piedmont US CDIs will be admitted for official quotation by ASX while the common shares of Piedmont US will be listed on the Nasdaq. Therefore, following the Scheme, Shareholders will continue to hold their interests in the Company on the exchange that they are most familiar.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 139

We understand that Piedmont US' intention to seek admission to have its shares traded on the Nasdaq will not preclude Piedmont US from being listed on the ASX. Piedmont US will simply become a dual listed company with a listing on both the Nasdaq and ASX, but with the primary listing being on Nasdaq.

9.1.5. US domicile and Nasdaq listing can increase the profile of Piedmont and enhance transaction potential

The majority of listed companies holding US-based lithium assets are listed on US-exchanges and, as such, executives and shareholders of those companies would be expected to be more familiar with corporate and governance laws than those in relation to an Australian domiciled company.

We consider changing to a US domicile and Nasdaq listing would be expected to result in a better alignment of Piedmont's corporate structure with its peers, along with:

- Simpler tax and structure considerations for any future merger, sale or acquisition transactions, which may lower transaction costs and enable quicker transaction completion; and
- Increased flexibility to execute acquisitions through the ability to provide Nasdaq listed scrip as consideration.

Consequently, this better alignment may make Piedmont more attractive as a potential takeover target to US market participants.

2. Disadvantages of the Scheme

We have considered the following disadvantages when assessing the Scheme.

1. Implementation costs

The implementation of the Scheme involves one-off transaction costs relating to the transaction, including listing and filing fees, advisory fees and registration, which are estimated to be around US$1.02 million. However, these are largely sunk costs as management expects that the majority of the implementation costs will have been incurred before the Scheme meeting which is expected to be held on 7 April 2021 As a result, we don't consider transaction costs to be material to Shareholders' decision.

2. Changes to Protection of Shareholders under the new jurisdiction

On implementation of the Scheme, Shareholders will become holders of Piedmont US Shares or CDIs as a company incorporated in Delaware in the US. Under the revised incorporation, Piedmont US will not be subject to the majority of the provisions of the Corporations Act to which Piedmont is currently subject and may be more familiar to the Shareholders residing in Australia. The rights of Piedmont US stockholders will instead be governed by the laws of the State of Delaware, including the Delaware General Corporation Law, US federal securities laws, Nasdaq listing rules and Piedmont US's certificate of incorporation and by-laws.

The Shareholders receiving Piedmont US Shares (or Piedmont US CDIs) in exchange for their ordinary shares may also have reduced takeover protection under Delaware and US laws, compared to the protection available under Australian law.

Piedmont, as an Australian-listed company, is subject to the takeover provisions of the Corporations Act, which protect minority shareholders on a change of control or acquisition above 20% and restrict the

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Piedmont Board's ability to take defensive steps that could impact competition for control of the Company. Delaware law provides alternate and in some respects reduced protection, which may impact shareholders negatively in certain circumstances.

Shareholders should refer to Annexure G of the Scheme Booklet for further information in relation to the US provisions to which Piedmont US will be subject to.

3. Ineligible Shareholders will not be able to receive Piedmont CDIs

The Piedmont US Shares that would otherwise have been issued under the Scheme to Ineligible Foreign Holders and Non-Electing Small Parcel Holders will be issued to a person appointed by Piedmont US to disburse proceeds through a sale facility.

Under the sale facility, the amount of money to be received by each Ineligible Foreign Holder and Non-Electing Small Parcel Holder (**'Selling Shareholders'**) will be calculated on an averaged basis using the net proceeds of all such sales after deduction of any applicable brokerage and associated taxes to ensure the Selling Shareholders receive the same price.

Consequently, Selling Shareholders in Piedmont will no longer hold equivalent securities in Piedmont US that they previously held in the Company and will not be able to benefit in any potential future upside that may have resulted from such a holding. They will however be able to deploy the sale proceeds as they see fit (including purchasing Piedmont US Shares).

Refer to Section 5.5 of the Scheme Booklet for more information on the sale facility.

4. Exposure to additional litigation risk

Piedmont US may be exposed to increased litigation as a Delaware US based corporation, as the legal environment in the United States is generally understood to be more litigious than Australia.

For instance, under Delaware law, derivative action brought by shareholders must be settled or dismissed through a court approval process. Further, shareholders in the US are entitled to commence class action suits to enforce any obligations directly owed to them by a company. Consequently, there is increased risk that a dispute could add litigation costs as well as adversely affect Piedmont US's reputation, financial performance or value. For completeness we note the gap between the legal environments is closing due to increased class action litigation in Australia in recent years.

5. Potential dilution of existing Shareholders' interest in the Company

As discussed in Section 9.1.1 of our Report, if the Scheme is implemented, Piedmont US's potential access to new funds coupled with the likely development of Piedmont US' market profile may lead to a greater ability to access equity finance through public offerings. The potential benefit of equity financing is that the Company will be able to raise additional funds to finance projects that will improve Piedmont US' profitability and the value of its stock. However, if the existing Shareholders are unable to, or choose not to, participate in any future equity raisings, it will lead to their existing percentage ownership in Piedmont US being diluted.

9.3 Other considerations

We have also considered the following factors when assessing whether the advantages of the Scheme outweigh the disadvantages.

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1. Impacts on investment portfolios and risk preferences

The Scheme will have potential impacts on the investment portfolios of Shareholders who may have specific preferences with respect to the jurisdiction of their investments. The effect of changing the domicile of Piedmont from Australia to the US may mean that Piedmont (and in due course Piedmont US) will no longer be an appropriate investment for those Shareholders due to the nature of their individual investment portfolio strategies and risk preferences. Conversely, the change in domicile may attract new investors as Piedmont US will become an appropriate investment for investors with a preference for US incorporated equities.

In this regard given all Shareholders are likely to have differing preferences, we note that Shareholders should seek their own individual advice as necessary.

2. Legal implications of Shareholders

If the Scheme proceeds, Piedmont US will be domiciled in Delaware, and will be subject to US laws. There are differences between the laws and regimes in the US and Australia. The differences are detailed in Annexure G of the Scheme Booklet. Whilst some differences may be advantageous to Shareholders, some differences will be disadvantageous.

3. Piedmont US will report under US GAAP

We understand, as outlined in Section 2.1 of the Scheme Booklet, with the loss of FPI status, the Company will be required to prepare an annual report under the following accounting standards:

- AIFRS and the resulting AIFRS annual report is lodged with ASIC and the ASX; and
- US GAAP and the resulting US GAAP financial report is lodged with the SEC.

On implementation of the Scheme, Piedmont US will only be required to prepare an annual report in US dollars adopting US GAAP to lodge with the SEC and ASX. Management have considered the different accounting standards and expect the financial statements to be comparable, noting several items will be classified differently under the different accounting principles. We also understand there will be additional financial disclosure given the requirement under US laws for detailed quarterly financial reports, reported on Form 10-Q.

While there may be differences in the measurement criteria in the financial statements, Management do not expect any impact on the ability to generate underlying operating cash flows. We also note that the preparation of financial statements under US GAAP will align the Piedmont Group's financial statements with other similar companies reporting in the US. A comparison of financial reporting standards between Australia and the US is detailed in Annexure H of the Scheme Booklet.

9.3.4. Foreign exchange implications

In our view, there is unlikely to be a material change in foreign exchange implications for Shareholders as a result of the change in domicile from Australia to the US. In particular, we note:

- Piedmont's operating cash flows are largely in USD and this will not change as a result of the change in domicile;
- Piedmont's assets and liabilities are largely in USD and this will not change as a result of the change in domicile; and

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- the Company has not entered into any foreign currency swaps or other derivative arrangements for the benefit of Australian shareholders prior to the proposed Scheme and has no intention of doing so in the future.

We also note that future shareholder returns may also be subject to increased foreign exchange risk. The repatriation of future dividends and/or capital gains made by Piedmont US, if any, to Australian shareholders will be subject to currency risk, both positive and negative, to future movements between the US and Australian foreign exchange rate. In our view, the Scheme will not result in material foreign exchange implications of the Company or Shareholders.

9.3.5. Exchange ratio under the Scheme

As set out in the Scheme Booklet, the exchange ratio has been determined with regard to:

- the current trading price of Shares on the ASX and Company ADSs on Nasdaq;
- the theoretical trading price of Piedmont US Shares and the trading price that is expected of a stock listing on a major stock exchange in the United States (as well as the ASX);
- the fact that the Company currently has 1,397,433,203 Shares on issue; and
- the minimum listing price requirement of US$4.00 on Nasdaq.

We do not expect the exchange ratio to have a material impact on the equity value attributable to all Shareholders in aggregate.

6. Taxation implications

An overview of the tax implications for Shareholders is set out in Section 8.4 of our Report. Shareholders are directed to Section 10 of the Scheme Booklet for a more detailed explanation. The tax position of each Shareholder can differ significantly and individual Shareholders are advised to obtain their own tax advice, having regard to their personal circumstances and relevant jurisdiction.

7. Flexibility of board composition

The Australian law stipulates certain residency requirements for the Board composition. By contrast, the Delaware General Corporations Law (**'DGCL'**) does not stipulate residency requirements for the Board members. Additionally, the DGCL does not limit the number of directors. Under the DGCL, the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. This added flexibility around the Board size allows for the smooth transition of retiring Board members and incoming Board members.

8. Impact on the holders of Piedmont options

Piedmont intends to enter into deeds of cancellation with each of the Option Holders and Performance Right Holders (**'Deeds of Cancellation'**). The material terms of the Deeds of Cancellation are summarised below:

a) each Option Holder and Performance Right Holder will agree to the cancellation of their Options and/or Performance Rights in consideration for Piedmont US issuing one replacement option or performance right (as applicable) in Piedmont US for every 100 Options and Performance Rights cancelled and on terms which mirror, to the extent possible, their existing Options and/or Performance Rights,

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b) Piedmont US must grant new options and/or performance rights (as applicable) in respect of Piedmont US Shares to the Option Holders and Performance Right Holders on the Implementation Date as consideration of their current Options and Performance Rights;

c) the cancellation of the Options and Performance Rights is conditional on:

    i. the Scheme becoming effective;
    ii. the necessary regulatory approvals, consents and waivers having been obtained by Piedmont; and
    iii. Option Holders and Performance Right Holders not having dealt with the Options or the Performance Rights, as the case may be, contrary to the terms of the Deeds of Cancellation.

Refer to Section 11.15 of the Scheme Booklet for further details.

9.3.9. The Scheme may be implemented even if individual Shareholders do not vote, or vote against the Scheme

In the event that the Scheme is approved by the requisite majority of Shareholders and by the Supreme Court of Western Australia and the remaining conditions precedent are satisfied or waived, the Scheme will be implemented, even if individual Shareholders do not vote, or vote against, the Scheme.

If this occurs, all Piedmont shares will be transferred to Piedmont US, and Shareholders (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) will be entitled to receive one Piedmont US CDI for every Share held on the Record Date. ADS Depositary will receive one Piedmont US Share for every 100 Shares held by the ADS Depositary on the Record Date.

9.4 Position of the Shareholders if the Scheme is not approved

In the event that the Scheme is not approved by either the Shareholders or the Supreme Court of Western Australia, we note that Shareholders' position will remain the same and they will retain their existing interest in Piedmont as an ASX-listed company. The advantage and disadvantages (as discussed in Sections 9.1 and 9.2 of our Report) of being a company domiciled in the US will not come to fruition.

However, we note that the transaction costs associated with the Scheme of approximately US$1.02 million, some of which have already been incurred, will be expended by Piedmont, irrespective of whether the Scheme proceeds or not. If the Scheme is implemented, Shareholders will be able to capitalise on the funds already invested by the Company and benefit from the expected advantages of the Scheme.

In addition, it is likely that Piedmont will need to reconsider how it will seek additional funds from both the shareholders who currently have holdings in Piedmont as well as new shareholders from the US to fund their US operations. The directors of Piedmont consider that it is important to provide the corporate structure that investors and potential investors from North America will be more comfortable investing in.

9.5 Conclusion

It is our view that, on balance and considering Shareholders as a whole, the advantages of the Scheme outweigh its disadvantages. Therefore, in our opinion, the Scheme is in the best interests of Shareholders as a whole in the absence of an alternative proposal or any further information.

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Before forming a view on whether to vote in favour of or against the Scheme, we recommend that Shareholders:

- Have regard to the information set out in the Scheme Booklet and the balance of this Report;
- Consult their own professional advisers; and
- Consider their specific circumstances.

10. Sources of information

This report has been based on the following information:

- Draft Scheme Booklet on or about the date of this report;
- Scheme implementation deed;
- Audited financial statements of Piedmont for the years ended 30 June 2018, 30 June 2019 and 30 June 2020;
- Piedmont's 2020 Annual Report;
- Share registry information;
- US Geological Survey 2020;
- US Federal Reserve Board website;
- Reserve Bank of Australia website;
- Bloomberg;
- S&P Global Market Intelligence;
- IBISWorld;
- Consensus Economics;
- Roskill Lithium Outlook to 2030 17th Edition;
- Information in the public domain; and
- Discussions with Directors and Management of Piedmont.

11. Independence

BDO Corporate Finance (WA) Pty Ltd is entitled to receive a fee of $30,000 (excluding GST and reimbursement of out of pocket expenses). The fee is not contingent on the conclusion, content or future use of this Report. Except for this fee, BDO Corporate Finance (WA) Pty Ltd has not received and will not receive any pecuniary or other benefit whether direct or indirect in connection with the preparation of this report.

BDO Corporate Finance (WA) Pty Ltd has been indemnified by Piedmont in respect of any claim arising from BDO Corporate Finance (WA) Pty Ltd's reliance on information provided by Piedmont, including the non-provision of material information, in relation to the preparation of this report.

Prior to accepting this engagement BDO Corporate Finance (WA) Pty Ltd has considered its independence with respect to Piedmont and any of their respective associates with reference to ASIC Regulatory Guide 112 'Independence of Experts'. In BDO Corporate Finance (WA) Pty Ltd's opinion it is independent of Piedmont and their respective associates.

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 37    Neither the two signatories to this report nor BDO Corporate Finance (WA) Pty Ltd, have had within the past two years any professional relationship with Piedmont, or their associates, other than in connection with the preparation of this report.A draft of this report was provided to Piedmont and its advisors for confirmation of the factual accuracy of its contents. No significant changes were made to this report as a result of this review.BDO is the brand name for the BDO International network and for each of the BDO Member firms.BDO (Australia) Ltd, an Australian company limited by guarantee, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of Independent Member Firms. BDO in Australia, is a national association of separate entities (each of which has appointed BDO (Australia) Limited ACN 050 110 275 to represent it in BDO International).  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 146  12. QualificationsBDO Corporate Finance (WA) Pty Ltd has extensive experience in the provision of corporate finance advice, particularly in respect of takeovers, mergers and acquisitions.BDO Corporate Finance (WA) Pty Ltd holds an Australian Financial Services Licence issued by the Australian Securities and Investments Commission for giving expert reports pursuant to the Listing rules of the ASX and the Corporations Act.The persons specifically involved in preparing and reviewing this report were Adam Myers and Sherif Andrawes of BDO Corporate Finance (WA) Pty Ltd. They have significant experience in the preparation of independent expert reports, valuations and mergers and acquisitions advice across a wide range of industries in Australia and were supported by other BDO staff.Adam Myers is a member of the Australian Institute of Chartered Accountants. Adam’s career spans over 20 years in the Audit and Assurance and Corporate Finance areas. Adam is a CA BV Specialist and has considerable experience in the preparation of independent expert reports and valuations in general for companies in a wide number of industry sectors.Sherif Andrawes is a Fellow of the Institute of Chartered Accountants in England & Wales and a Fellow of Chartered Accountants Australia & New Zealand. He has over 30 years’ experience working in the audit and corporate finance fields with BDO and its predecessor firms in London and Perth. He has been responsible for over 400 public company independent expert’s reports under the Corporations Act or ASX Listing Rules and is a CA BV Specialist. These experts’ reports cover a wide range of industries in Australia with a focus on companies in the natural resources sector. Sherif Andrawes is the Corporate Finance Practice Group Leader of BDO in Western Australia, the Global Head of Natural Resources for BDO and a former Chairman of BDO in Western Australia.  13. Disclaimers and consentsThis report has been prepared at the request of Piedmont for inclusion as an annexure to the Scheme Booklet which will be sent to all Piedmont Shareholders. Piedmont engaged BDO Corporate Finance (WA) Pty Ltd to prepare an independent expert's report to consider whether the scheme of arrangement to facilitate the change of domicile of Piedmont from Australia to the US through the incorporation of a new entity in the USA, is in the best interest of Shareholders.

BDO Corporate Finance (WA) Pty Ltd hereby consents to this report accompanying the above Scheme Booklet. Apart from such use, neither the whole nor any part of this report, nor any reference thereto may be included in or with, or attached to any document, circular resolution, statement or letter without the prior written consent of BDO Corporate Finance (WA) Pty Ltd.

BDO Corporate Finance (WA) Pty Ltd takes no responsibility for the contents of the Scheme Booklet other than this report.

We have no reason to believe that any of the information or explanations supplied to us are false or that material information has been withheld. It is not the role of BDO Corporate Finance (WA) Pty Ltd acting as an independent expert to perform any due diligence procedures on behalf of the Company. The Directors of the Company are responsible for conducting appropriate due diligence in relation to Piedmont. BDO Corporate Finance (WA) Pty Ltd provides no warranty as to the adequacy, effectiveness or completeness of the due diligence process.

The opinion of BDO Corporate Finance (WA) Pty Ltd is based on the market, economic and other conditions prevailing at the date of this report. Such conditions can change significantly over short periods of time.

With respect to taxation implications it is recommended that individual Shareholders obtain their own taxation advice, in respect of the Scheme, tailored to their own particular circumstances. Furthermore, the advice provided in this report does not constitute legal or taxation advice to the Shareholders of Piedmont, or any other party.

The statements and opinions included in this report are given in good faith and in the belief that they are not false, misleading or incomplete.

The terms of this engagement are such that BDO Corporate Finance (WA) Pty Ltd is required to provide a supplementary report if we become aware of a significant change affecting the information in this report arising between the date of this report and prior to the date of the meeting or during the offer period.

Yours faithfully

BDO CORPORATE FINANCE (WA) PTY LTD

Adam Myers	**Sherif Andrawes**
Director	Director

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Page | 147

Appendix 1 - Glossary of Terms and copyright notice

Reference	Definition
The Act	The Corporations Act 2001 (Cth)
ADS	An American depositary share representing one hundred (100) ordinary shares in Piedmont
ADS Depositary	ADS depositary represented by The Bank of New York Mellon or Cede & Co (as nominee for The Depositary Trust Company) (as applicable)
AFCA	Australian Financial Complaints Authority
AIFRS	International Financial Reporting Standards in Australia
Albemarle	Albemarle Corporation
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
BDO	BDO Corporate Finance (WA) Pty Ltd
Board	The Board of Directors
CARES Act	Coronavirus Aid, Relief and Economic Security Act
CDI	Chess depositary interests listed on the ASX
CGT	Capital Gains Tax
Chemical Plant	Piedmont's proposed lithium hydroxide processing plant at its wholly-owned Piedmont Lithium Project
CIF	Cost, insurance and freight
The Company	Piedmont Lithium Limited
Concentrate Operations	Piedmont's proposed quarry and spodumene concentrate operations at its wholly-owned Piedmont Lithium Project
Corporations Act	Corporations Act 2001 (Cth)
CPI	Consumer Price Index
Deeds of Cancellation	The deeds of cancellation with each of the option and performance rights holders that Piedmont intends to enter into
DFS	Definitive Feasibility Study
DGCL	Delaware General Corporations Law
FOS	Financial Ombudsman Service
FPI	Foreign private issuer
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product

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Reference	Definition
IMF	International Monetary Fund
Ineligible Foreign Holders	Foreign shareholders who are restricted from receiving shares under the Scheme
Integrated Project	The integrated Chemical Plant and Concentrate Operations
JORC Code	The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition)
Management	The management of Piedmont Lithium Limited and its advisers
Nasdaq	Nasdaq Stock Market
Non-Electing Small Parcel Holders	Shareholders who hold a parcel of shares less than $500 based on the closing price on the last day of trading on ASX prior to the record date and who have not made a valid election by 5:00pm (AWST) on the record date
NPV	Net Present Value
PFS	Pre-feasibility study
Piedmont	Piedmont Lithium Limited
Piedmont Group	Piedmont US and its subsidiary companies
Piedmont US	Piedmont Lithium Inc.
PPP	Paycheck Protection Program
The Project	Piedmont's wholly-owned Piedmont Lithium Project in North Carolina, USA
Regulations	Corporations Act Regulations 2001 (Cth)
Our Report	This Independent Expert's Report prepared by BDO
RG 60	Schemes of arrangement (September 2011)
RG 111	Content of expert reports (October 2020)
RG 112	Independence of experts (March 2011)
Scheme	The proposed change of domicile of the Company by means of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth)
Scheme Booklet	The scheme booklet prepared by Piedmont which our Report accompanies

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Reference	Definition
Scheme Consideration	Under the terms of the Scheme, the consideration will comprise of the following: • all Scheme Participants, whether or not they voted for or against the Scheme and other than Ineligible Foreign Holders or Non-Electing Small Parcel Holders, will receive one Piedmont US CDI for every Piedmont share held by that Scheme Participant on the record date; • the ADS depositary (who holds Piedmont shares for the benefit of the ADS holders) will receive one Piedmont US share for every 100 Piedmont shares on the record date; and • ADS holders will receive one Piedmont US share for each Piedmont ADS held on the record date.
Scheme Meeting	The meeting to vote on the Scheme (expected to be held on 7 April 2021)
Scheme Participants	Shareholders as at the record date of the Scheme
SEC	Securities and Exchange Commission
Selling Shareholders	Ineligible Foreign Holders and Non-Electing Small Parcel Holders
Section 411	Section 411 of the Corporations Act
Section 611	Section 611 of the Corporations Act
Shareholders	Shareholders of Piedmont Lithium Limited
Tesla	Tesla, Inc.
Tianqi	Tianqi Lithium Corporation
USGS	US Geological Survey
VWAP	Volume Weighted Average Price

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41

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET

Page | 150

 Annexure B - Scheme Implementation Deed  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 151

   DETAILS      Date    9 December 2020  Parties  PiedmontName  Piedmont Lithium Limited    ACN  002 664 495    Address  Level 9, 28 The Esplanade, Perth WA 6000    Email  gswan@piedmontlithium.com    Attention  Company Secretary    US Holdco      Name  Piedmont Lithium Inc.    Company No  4314324    Address  32 North Main Street, Suite 100, Belmont, NC 28012    Email  bczachor@piedmontlithium.com    Attention  Corporate Secretary  Background      PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 152  A  Piedmont is an Australian public company listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).  B  The Piedmont securities quoted for trading on the ASX are Piedmont Shares and the Piedmont securities quoted for trading on NASDAQ are ADSs.  C  US Holdco is a company incorporated in the US State of Delaware and which has been established for the purposes of effecting a re-domiciliation of Piedmont to the United States.  D  Piedmont wishes to effect a re-domiciliation from Australia to the United States by US Holdco acquiring all of the Scheme Shares by way of a scheme of arrangement between Piedmont and Piedmont Shareholders under Part 5.1 of the Corporations Act.  E  This deed is entered into to record and give effect to the terms and conditions on which US Holdco and Piedmont propose to implement the Scheme.  Agreed Terms  Interpretation  11.1  Definitions  In this deed the following terms shall bear the following meanings:ADS means an American Depositary Share.ADS Depositary means The Bank of New York Mellon or Cede & Co (as nominee for The Depository Trust Company) (as applicable).ADS Holder means a holder of Piedmont ADSs.Affiliate means, in relation to any specified person (other than a natural person), any other person (which shall include a natural person) directly or indirectly Controlling or Controlled by such specified person or under direct or indirect common control with such specified person.Agreed Public Announcement means an announcement of Piedmont, in a form agreed between Piedmont and US Holdco prior to execution of this deed, to be released by Piedmont on the ASX (with a copy to be filed with the SEC) pursuant to clause 6.2(a) and 8.ASIC means the Australian Securities and Investments Commission.ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.

   ASX Settlement means ASX Settlement Pty Ltd ABN 49 008 504 532.ASX Settlement Rules means ASX Settlement Operating Rules of ASX Settlement.AWST means Australian Western Standard Time.Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is not a Saturday, Sunday, bank holiday or public holiday in Perth, Western Australia or New York, United States of America.CDI means a CHESS depositary interest, being a unit of beneficial ownership in a US Holdco Share that is registered in the name of CDN, or beneficial ownership is held by CDN, in accordance with the ASX Settlement Rules and CDIs mean a number of them.CDN means CHESS Depositary Nominees Pty Ltd ACN 071 346 506.CHESS means the clearing house electronic sub-register system of security transfers operated by ASX Settlement.Conditions Precedent means the conditions precedent in clause 3.1.Control has the meaning given to that term in section 50AA of the Corporations Act and Controlling and Controlled has the corresponding meaning.Convertible Securities means the Piedmont Options and Piedmont Performance Rights.Corporations Act means the Corporations Act 2001 (Cth). Corporations Regulations means the Corporations Regulations 2001. Court means the Supreme Court of Western Australia.Deed Poll means the deed poll to be entered into by US Holdco the form of which is contained in Schedule 3 or in such other form as agreed in writing between Piedmont and US Holdco.Effect means, when used in relation to the Scheme, the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme and Effective has a corresponding meaning.Effective Date means the date the Scheme becomes Effective.Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.End Date means 30 June 2021, or such later date as agreed to in writing between the parties.Excluded Shares means any Piedmont Shares held by an Excluded Shareholder.Excluded Shareholder means US Holdco and its Affiliates.Excluded Small Parcel Holder means a Small Parcel Holder who has made a valid election referred to in clause 4.7 to not participate in the Sale Facility and will not be treated as a Small Parcel Holder.Execution Date means the date of this deed.Explanatory Statement means the statement pursuant to section 412 of the Corporations Act, which will be registered by ASIC in relation to the Scheme, copies of which will be included in the Scheme Booklet.FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).FIRB means the Australian Foreign Investment Review Board.First Court Date means the first day on which an application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Scheme Meeting.GST has the meaning given to it in the GST law.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 153

   GST Law has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.Ineligible Foreign Holder means any Scheme Participant whose address shown on the Piedmont Share Register as at the Record Date is a place outside Australia, New Zealand, United States, Canada, Hong Kong, Singapore, United Kingdom, Taiwan, Germany and such other jurisdictions as agreed in writing between the parties, unless, no less than three Business Days prior to the Scheme Meeting, Piedmont and US Holdco agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Piedmont Shareholder with the Scheme Consideration when the Scheme becomes Effective.Independent Expert means a person to be appointed by Piedmont to prepare a report to be provided to the Piedmont Board and Piedmont Shareholders stating whether, in the expert’s opinion, the Scheme is in the best interests of Piedmont Shareholders.Independent Expert's Report means the independent expert's report prepared by the Independent Expert in relation to the Scheme including any updates or amendments to this report made by the Independent Expert.Indicative Timetable means the timetable contained in Schedule 1 or as otherwise may be agreed in writing by US Holdco and Piedmont, acting reasonably.Listing Rules means the official listing rules of the ASX.Marketable Parcel has the meaning given to that term in the Listing Rules, with the closing price on the last day of trading on ASX used to determine this.NASDAQ means the NASDAQ Stock Market LLC.Notice of Meeting means the notice convening the Scheme Meeting together with the proxy forms for that meeting.Piedmont ADS means an ADS, each representing 100 Piedmont Shares and which trade on NASDAQ under the ticker code "PLL".Piedmont Board means the board of directors of Piedmont from time to time.Piedmont Director means a director of Piedmont from time to time.Piedmont Information means all information included in the Scheme Booklet other than the US Holdco Information and the Independent Expert's Report.Piedmont Option means an option to acquire a Piedmont Share issued by Piedmont pursuant to the Piedmont Lithium Limited Incentive Option Award Plan, with such option being on issue as at the Execution Date.Piedmont Optionholder means the holder of a Piedmont Option.Piedmont Performance Right means a right granted by Piedmont pursuant to the Piedmont Lithium Limited Performance Rights Plan to acquire by way of issue a Piedmont Share and for the avoidance of doubt, does not include a Piedmont Option.Piedmont Performance Right Holder means the holder of a Piedmont Performance Right.Piedmont Share means a fully paid ordinary share issued in the capital of Piedmont.Piedmont Share Register means the register of Piedmont Shareholders maintained by or on behalf of Piedmont in accordance with the Corporations Act.Piedmont Shareholder means a person who is registered in the Piedmont Share Register as the holder of one or more Piedmont Shares, from time to time.Record Date means 5:00 pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Piedmont and US Holdco may agree in writing.Regulatory Approvals has the meaning given to that term in clause 3.1(a).Regulatory Authority includes:(a) a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority;  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 154

   (b)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 155  a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government;  (c)  any regulatory organisation established under statute;  (d)  any stock or securities exchange;  (e)  in particular, ASX, ASIC, SEC, NASDAQ and FIRB; and  (f) any representative of any of the above.Relevant Interest has the meaning given to that term in the Corporations Act.Representative means:  (a)  in relation to Piedmont, any director, officer or employee of any member of Piedmont and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to Piedmont in relation to the Transaction; and  (b)  in relation to US Holdco, any director, officer or employee of any member of US Holdco and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to US Holdco in relation to the Transaction.  RG 60 means Regulatory Guide 60 issued by ASIC in September 2020.RG 112 means Regulatory Guide 112 issued by ASIC on 30 March 2011, as amended.Sale Agent means a person appointed by US Holdco to sell the US Holdco CDIs that would otherwise be issued to or for the benefit of Ineligible Foreign Holders or Small Parcel Holders (excluding Excluded Small Parcel Holders) under the terms of the Scheme.Sale Election Form means the form pursuant to which Small Parcel Holders may elect not to participate in the Sale Facility and be treated as Excluded Small Parcel Holders as contemplated in clause 4.7.Sale Facility means the facility to be made available to Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders), under which Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) will have their Scheme Consideration sold on their behalf by the Sale Agent and have the net proceeds of sale remitted to them.Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Piedmont and Piedmont Shareholders, the form of which is contained in Schedule 2, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Piedmont.Scheme Booklet means the information booklet to be despatched to all Piedmont Shareholders and approved by the Court in connection with the Scheme, including the Scheme, the explanatory statement in respect of the Scheme, the Independent Expert's Report and the notice of meeting.Scheme Consideration means such number of US Holdco CDIs or US Holdco Shares (as applicable) for each Scheme Share held by Scheme Participants at 5:00pm on the Record Date as described in clause 4.3.Scheme Meeting means the meeting of Piedmont Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.Scheme Participant means each person who is a Piedmont Shareholder on the Record Date (other than Excluded Shareholders).Scheme Shares means all of the Piedmont Shares on issue on the Record Date other than Excluded Shares.SEC means the U.S. Securities and Exchange Commission.Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.Small Parcel Holder means a Scheme Participant who is not an Ineligible Foreign Holder and who holds less than a Marketable Parcel of Piedmont Shares on the Record Date.Subsidiaries has the meaning given to that term in section 9 of the Corporations Act.

   Trading Day means a trading day as defined in the Listing Rules.Transaction means the acquisition by US Holdco of all of the Scheme Shares by means of the Scheme in accordance with the terms of this deed.Treasurer means the Treasurer of the Commonwealth of Australia.US Holdco means Piedmont Lithium Inc., a company incorporated in Delaware, United States with company number 4314324 and whose registered office is at 251 Little Falls Drive, Wilmington, DE 19808 and whose principal business address is 32 North Main Street, Suite 100, Belmont, NC 28012.US Holdco Board means the board of directors of US Holdco.US Holdco CDI means a CDI representing a beneficial interest in 1/100th of a US Holdco Share.US Holdco CDI Register means the register of US Holdco CDI holders maintained by or on behalf US Holdco.US Holdco Information means the information that US Holdco provides to Piedmont under clause 6.3(a) for inclusion in the Scheme Booklet.US Holdco Share means a share of common stock of US Holdco.US Holdco Shareholder means a person who is registered in the US Holdco Share Register as the holder of one or more US Holdco Shares, from time to time.US Holdco Share Register means the register of US Holdco shareholders maintained by or on behalf US Holdco maintained in accordance with the Delaware General Corporation Law.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 156  1.2  Interpretation  In this deed, except where the context otherwise requires:the singular includes the plural and vice versa, and a gender includes other genders;another grammatical form of a defined word or expression has a corresponding meaning;  (c)  a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this deed, and a reference to this deed includes any schedule;  (d)  a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;  (e)  a reference to A$, dollar, Australian dollar or $ is to Australian currency;  (f)  a reference to US$ or USD is to the lawful currency of the United States;  (g)  a reference to time is to time in Perth, Western Australia, unless otherwise noted;  (h)  a reference to a party is to a party to this deed, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;  (i)  a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;  (j)  a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re enactments or replacements of any of them;  (k)  a word or expression defined in the Corporations Act and not otherwise defined in this deed has the meaning given to it in the Corporations Act;  (l)  the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;  (m)  any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;  (n)  a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this deed or any part of it; and

   (o)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 157  if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.  1.3  Knowledge  Where this deed makes reference to the knowledge or awareness of a party, or any similar reference, such knowledge or awareness will be taken to mean the actual knowledge and awareness of the party, but will not include any deemed or imputed knowledge of the party.  22.1  Agreement to propose and implement Scheme  Piedmont to propose Scheme(a) Piedmont agrees to propose the Scheme on and subject to the terms and conditions of this deed.  (b)  US Holdco agrees to assist Piedmont to propose the Scheme on and subject to the terms and conditions of this deed.  2.2  Agreement to implement Transaction  The parties agree to implement the Transaction on the terms and conditions of this deed.  33.1  Conditions precedent  Conditions Precedent to implementation of the Scheme  Subject to this clause 3, the Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Scheme are not binding, unless each of the following conditions precedent are satisfied or waived to the extent and in the manner set out in this clause 3:(a) Regulatory Approvals: before 5:00pm on the Business Day before the Second Court Date:  (i)  ASIC: ASIC has issued or provided all such reliefs, confirmations, consents, approvals, qualifications or exemptions, or does such other acts which the parties agree are reasonably necessary or desirable to implement the Scheme and such reliefs, waivers, confirmations, consents, approvals, qualifications or exemptions or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;  (ii)  ASX: ASX has issued or provided all such reliefs, confirmations, consents, approvals, waivers or does such other acts which the parties agree are reasonably necessary to implement the Scheme and such reliefs, confirmations, consents, approvals, waivers or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;  (iii)  FIRB: one of the following occurs:  (A)  Piedmont has received written notification by or on behalf of the Treasurer under the FATA to the effect that the Commonwealth Government has no objection (unconditionally or on conditions acceptable to US Holdco acting reasonably) under its foreign investment policy to US Holdco acquiring all of the Scheme Shares under the Scheme (or is precluded from objecting because the time for doing so has passed);  (B)  the period provided for under the FATA during which the Treasurer may make an order or interim order under the FATA prohibiting US Holdco from acquiring all of the Scheme Shares has elapsed without such an order being made; or  (C)  if an interim order has been made by the Treasurer to prohibit US Holdco from acquiring the Scheme Shares under the Scheme, the subsequent period for making a final order under the FATA has elapsed without any final order being made; and  (iv)  all other regulatory approvals or waivers required to implement the Scheme being granted or obtained and those regulatory approvals or waivers not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties,  (together Regulatory Approvals);  (v)  Piedmont Shareholder Approval: Piedmont Shareholders approve the Scheme at the Scheme Meeting by the requisite majorities under section 411(4)(a) of the Corporations Act, as modified under section 411(4)(a)(ii)(A) of the Corporations Act or otherwise;

   (b)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 158  Court Approval: The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act of 1933 with respect to all securities to be offered, issued or sold by US Holdco under the Scheme;  (c)  Restraining Orders: As at 8:00am on the Second Court Date, no judgement, order, decree, statute, law, ordinance, rule of regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition or other order or decision has been issued, made, entered, enacted, promulgated or enforced by any court of competent jurisdiction or any Regulatory Authority remains in effect that prohibits, restricts, makes illegal or restrains the completion of the Scheme, and there is no other legal restraint or prohibition, preventing the consummation of any aspect of the Transaction on the Implementation Date;  (d)  Independent Expert Report: The Independent Expert provides a report to Piedmont that concludes that the Scheme is in the best interests of Piedmont Shareholders on or before the time when the Scheme Booklet is registered by ASIC under the Corporations Act and the Independent Expert not withdrawing or adversely modifying that conclusion before 8:00am on the Second Court Date;  (e)  ASX Listing: Prior to 8:00am on the Second Court Date, ASX approves:the admission of US Holdco to the official list of the ASX; andthe US Holdco CDIs for official quotation by the ASX,  subject only to any conditions which ASX may reasonably require that are acceptable to the boards of Piedmont and US Holdco and to the Scheme becoming Effective;  (f)  NASDAQ Listing: Prior to 8:00am on the Second Court Date, Nasdaq has confirmed it has no objections to listing on NASDAQ of the US Holdco Shares, subject to official notice of issuance following implementation and any customary conditions; and  (g)  Ability to issue CDIs: before 5:00pm on the Business Day prior to the Second Court Date, US Holdco and Piedmont doing everything necessary under the ASX Settlement Rules to enable CDN to allot and issue the Scheme Consideration under the Scheme, other than the actual allotment and issue or transfer (as applicable) of the US Holdco Shares to CDN under the Scheme.  3.2  Reasonable endeavours to satisfy Conditions Precedent  Each of the parties will use its reasonable endeavours to procure that:  (a)  each of the Conditions Precedent are satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and  (b)  there is no occurrence within the control of Piedmont or US Holdco (as the context requires) or their Affiliates that would prevent the Conditions Precedent being satisfied.  3.3  Waiver of Conditions Precedent(a) The Conditions Precedent in:  (i)  clauses 3.1(a)(i) and 3.1(a)(ii) (ASIC and ASX Regulatory Approvals), 3.1(a)(v) (Piedmont Shareholder Approval), 3.1(b) (Court Approval), 3.1(c) (Restraining Orders), 3.1(e) (ASX Listing), 3.1(f) (NASDAQ Listing) and 3.1(g) (Ability to Issue CDIs) cannot be waived;  (ii)  clause 3.1(a)(iii) (FIRB Regulatory Approval) is for the benefit of both parties, and any breach or non-fulfilment of such Condition Precedent may only be waived (if capable of waiver) with the written consent of both parties, which consent either party may give or withhold in its absolute discretion; and  (iii)  clause 3.1(d) (Independent Expert Report) is for the sole benefit of, and any breach or non- fulfilment of such Condition Precedent may only be waived with the written consent of, Piedmont.  (b)  A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant this clause 3.2 may do so in its absolute discretion subject to the provision of written notice to the other party. Any such waiver by a party for whose benefit the relevant Condition Precedent applies must take place on or prior to 8:00am on the Second Court Date.

(c) If a party waives the breach or non-fulfilment of a Condition Precedent, that waiver precludes the party from suing another party for any breach of this deed that resulted in the breach or non-fulfilment of the Condition Precedent.

(d) Waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition Precedent resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event.

3.4 Certificates in relation to Conditions Precedent

(a) At the hearing at which the application for an order under section 411(4)(b) of the Corporations Act approving the Scheme is considered by the Court, Piedmont and US Holdco will provide a joint certificate to the Court confirming whether or not the Conditions Precedent have been satisfied or waived in accordance with the terms of this deed.

(b) The parties shall use their reasonable endeavours to agree a draft of the joint certificate referred to in clause 3.4 by 5:00pm on the Business Day prior to the Second Court Date.

3.5 Conditions Precedent not met

If:

(a) there is a non-fulfilment of a Condition Precedent which is not waived in accordance with this deed by the time or date specified in this deed for the satisfaction of the Condition Precedent;

(b) there is an act, failure to act or occurrence which will prevent a Condition Precedent being satisfied by the time or date specified in this deed for the satisfaction of the Condition Precedent (and the non-fulfilment which would otherwise occur has not already been waived in accordance with this deed); or

(c) the Scheme has not become effective by the End Date,

the parties must consult in good faith with a view to determine whether:

(d) the Scheme may proceed by way of alternative means or methods;

(e) to extend the relevant time for satisfaction of the Condition Precedent or to adjourn or change the date of an application to the Court; or

(f) to extend the End Date.

3.6 Failure to agree

If the parties are unable to reach agreement under clause 3.5 within five Business Days (or any shorter period ending on 5:00pm on the day before the Second Court Date), either party may terminate this deed and such termination will be in accordance with clause 7.

4 Transaction steps

4.1 Scheme

(a) Piedmont must, as soon as reasonably practicable after the Execution Date and substantially in accordance with the Indicative Timetable, propose the Scheme to Piedmont Shareholders.

(b) If the Scheme becomes Effective, on the Implementation Date:

(i) all of the Scheme Shares held by Scheme Participants on the Record Date will be transferred to US Holdco; and

(ii) in exchange, each Scheme Participant will receive the Scheme Consideration in accordance with the terms of this deed, the Scheme and the Deed Poll.

4.2 No amendment to the Scheme without consent

Piedmont must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of US Holdco.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 159

   4.3  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 160  Consideration  (a)  Subject to clauses 4.6 and 4.7, US Holdco undertakes and warrants to Piedmont (in its own right and on behalf of each Scheme Participant) that in consideration of the transfer to US Holdco of each Scheme Share held by a Scheme Participant under the terms of the Scheme, US Holdco will (subject to the terms of this deed, the Scheme and the Deed Poll) on the Implementation Date:  (i)  in the case of a Scheme Participant who holds Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or an Small Parcel Holder (excluding an Excluded Small Parcel Holder)):  (A)  procure CDN to issue one US Holdco CDI for every Scheme Share held by that Scheme Participant on the Record Date; and  (B)  issue to CDN (as Depositary Nominee) the relevant number of US Holdco Shares underlying such US Holdco CDIs (being one US Holdco Share for every 100 US Holdco CDIs);  (ii)  in the case of a Scheme Participant who holds Scheme Shares on behalf of the ADS Depositary (who itself holds Piedmont Shares for the benefit of the ADS Holders), being the Australian custodian for the ADS Depositary:  (A)  issue one US Holdco Share to the ADS Depositary for every 100 Scheme Shares held by the ADS Depositary; and  (B)  procure the ADS Depositary to then, subject to compliance by the ADS Holder within the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such US Holdco Shares to the ADS Holders on the basis of one US Holdco Share for every Piedmont ADS held by the ADS Holder on the Record Date; and  (iii)  procure CDN to issue to the Sale Agent such number of US Holdco CDIs in accordance with clauses 4.6 and 4.7 that Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) would otherwise have been entitled to and issue to the CDN (as Depositary Nominee) one US Holdco Share for every 100 US Holdco CDIs to be issued to the Sale Agent.  (b)  Where the calculation of the number of US Holdco Shares or US Holdco CDIs to be issued to a particular Scheme Participant would result in the issue of a fraction of a US Holdco Share, the fractional entitlement will be rounded up to the nearest whole number of US Holdco Shares.Piedmont acknowledges that the undertaking by US Holdco in clause 4.3(a) is given to Piedmont in its own right and in its capacity as trustee for each Scheme Participant.  (c)  4.4  US Holdco CDIs – registration and notices  (a)  On the Business Day prior to the Implementation Date, US Holdco must enter in its US Holdco Share Register the name of CDN (as Depositary Nominee) to hold the US Holdco Shares underlying the US Holdco CDIs to be issued in accordance with the Scheme.  (b)  After the satisfaction of the obligation Piedmont in clause 4.4(a), US Holdco must:  (i)  on the Implementation Date procure that CDN records in the US Holdco CDI Register each Scheme Participant who is to receive US Holdco CDIs under the Scheme and issues US Holdco CDIs to the Sale Agent;  (ii)  in the case of Scheme Participants who hold their Scheme Shares on the CHESS sub register, procure that the US Holdco CDIs in respect of such Scheme Participant's entitlement to US Holdco Shares as Scheme Consideration are credited to that register;  (iii)  in the case of Scheme Participants who hold their Scheme Shares on the issuer sponsored sub register, procure that the US Holdco CDIs in respect of such Scheme Participant's entitlement to US Holdco Shares as Scheme Consideration are credited to that register; andmaintain the US Holdco CDI Register for each Scheme Participant who receives US Holdco CDIs under the Scheme and procures the provision of US Holdco CDI holding statements or CHESS allotment confirmation notices to all applicable Scheme Participants in accordance with the Listing Rules.  (iv)

   4.5  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 161  US Holdco Shares – registration and notices  The obligation of Piedmont to procure that US Holdco issues US Holdco Shares under clause 4.3 will be satisfied by US Holdco, on the Implementation Date, procuring the entry in the US Holdco Share Register of the name of each person who is to receive US Holdco Shares.  4.6  Ineligible Foreign Holders  (a)  US Holdco will be under no obligation under this deed to allot or issue, and will not issue or procure to be issued any Scheme Consideration (in the form of US Holdco CDIs) in the name of any Ineligible Foreign Holder and, instead, will issue the US Holdco CDIs to which the Ineligible Foreign Holder would have otherwise been entitled to the Sale Agent, in trust for the Ineligible Foreign Holder who is the beneficial owner thereof.  (b)  US Holdco will:  (i)  instruct the Sale Agent, acting on behalf of the Ineligible Foreign Holders and not on the behalf of Piedmont or US Holdco, to sell all of the US Holdco CDIs issued in the name of the Sale Agent pursuant to clause 4.6(a) in such manner, or such financial market, at such price and on such other terms as the Sale Agent determines in good faith, as soon as reasonably practicable and in any event not more than 30 Business Days after the Implementation Date; and  (ii)  remit, or procure to be remitted, to the Ineligible Foreign Holder the proceeds of its sale (on an averaged basis so that all Ineligible Foreign Holders receive the same price per US Holdco CDI, subject to rounding to the nearest whole cent) in Australian dollars (after deducting any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges).  4.7  Small Parcel Holders  (a)  Subject to clause 4.7(b), US Holdco will be under no obligation under this deed to allot or issue, and will not issue or procure to be issued any Scheme Consideration (in the form of US Holdco CDIs) in the name of any Small Parcel Holder and, instead, will issue the US Holdco CDIs to which the Small Parcel Holder would have otherwise been entitled to the Sale Agent, in trust for the Ineligible Foreign Holder who is the beneficial owner thereof.  (b)  A Small Parcel Holder will be entitled, by providing a valid Sale Election Form on or before 5:00pm on the Record Date, to elect not to participate in the Sale Facility and be treated as an Excluded Small Parcel Holder for the purposes of this clause 4.7. In the absence of such an election, each Small Parcel Holder will have any Scheme Consideration attributable to them under the Scheme issued to the Sale Agent pursuant to this clause 4.7.US Holdco will:  (c)  (i)  instruct the Sale Agent, acting on behalf of Small Parcel Holders (excluding Excluded Small Parcel Holders) and not on the behalf of Piedmont or US Holdco, to sell all of the US Holdco CDIs issued in the name of the Sale Agent pursuant to clause 4.7(a) in such manner, or such financial market, at such price and on such other terms as the Sale Agent determines in good faith, as soon as reasonably practicable and in any event not more than 30 Business Days after the Implementation Date; and  (ii)  remit, or procure to be remitted, to the Small Parcel Holder (excluding Excluded Small Parcel Holders) the proceeds of its sale (on an averaged basis so that all Small Parcel Holders (excluding Excluded Small Parcel Holders) receive the same price per US Holdco CDI, subject to rounding to the nearest whole cent) in Australian dollars (after deducting any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges).  4.8  Shares to rank equally  US Holdco covenants in favour of Piedmont (in its own right and on behalf of the Scheme Participants) that:  (a)  the US Holdco Shares to be issued pursuant to the Scheme will be duly and validly authorised and will be of the same class of US Holdco Shares currently issued and outstanding and will rank equally in all respects with all issued and outstanding US Holdco Shares; and  (b)  each such US Holdco Share issued pursuant to the Scheme will be validly issued, fully paid, free from any Encumbrance or other third party rights and non-assessable.

   4.9  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 162  Deed Poll  US Holdco covenants in favour of Piedmont (in its own right and separately as trustee for each of the Scheme Participants) to execute and deliver to Piedmont before 5:00pm on the Business Day prior to the First Court Date the Deed Poll.  5  Convertible Securities  Piedmont and US Holdco will use all reasonable endeavours to enter into binding agreements with each Piedmont Optionholder and Piedmont Performance Right Holder to cancel the Convertible Securities held by such holder in consideration of the grant of equivalent rights (as near as reasonably practicable) to acquire the same number of US Holdco CDIs or US Holdco Shares (as applicable) instead of Piedmont Shares.  66.1  Implementation of the Scheme  General obligations  Piedmont and US Holdco must each:  (a)  use all reasonable endeavours and commit necessary resources (including management and corporate relations resources and the resources of external advisers); and  (b)  procure that is officers and advisers act reasonably and work in a timely and co-operative fashion with the other party (including by attending meetings and by providing information),  to procure the Scheme Booklet and implement the Scheme as soon as reasonably practicable and in accordance with the Indicative Timetable.  6.2  Piedmont obligations  Piedmont must, acting at all times in good faith, take all steps reasonably necessary to implement the Scheme in accordance with the Indicative Timetable and otherwise as soon as practicable and on and subject to the terms of this deed. Without limiting the foregoing, Piedmont must (to the fullest extent applicable):  (a)  (announce directors’ recommendation) following execution of this deed, announce, in the form of its Agreed Public Announcement (on the basis of statements made to Piedmont by each Piedmont Director that):  (i)  the Piedmont Directors intend to recommend the Scheme to Piedmont Shareholders and recommend that Piedmont Shareholders vote in favour of the Scheme at the Scheme Meeting; and  (ii)  each Piedmont Director intends to vote, or cause to be voted, all Piedmont Shares in which he or she has a Relevant Interest in favour of the Scheme at the Scheme Meeting,  in each case in the absence of:  (iii)  the Independent Expert concluding in the Independent Expert’s Report (or any update or variation to that report) that the Transaction is not in the best interests of Piedmont Shareholders; or  (iv)  in the case of the recommendation in clause 6.2(a)(i) a Piedmont Director making a determination in accordance with clause 6.4.  (b)  (Independent Expert) as soon as reasonably practicable after the Execution Date, appoint the Independent Expert, in accordance with RG 112, and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report (and any update to any such report);  (c)  (preparation of Scheme Booklet)  (i)  prepare the Scheme Booklet (other than the US Holdco Information and the Independent Expert’s Report) in accordance with all applicable laws (including the Corporations Act and Corporations Regulations), RG 60, the Listing Rules, applicable United States securities laws and regulations, the applicable rules of NASDAQ and, subject to clause 6.3(a) include the US Holdco Information in the Scheme Booklet; and

   (ii)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 163  consult with US Holdco as to the content and presentation of the Scheme Booklet, including providing US Holdco with drafts of the Scheme Booklet and the factual information sections relating to US Holdco in the Independent Expert’s Report, in a timely manner and, acting reasonably and in good faith, consider (and, where applicable, promptly provide to the Independent Expert in writing) all reasonable comments from US Holdco and its Representatives on those drafts when preparing revised drafts, provided that such comments are provided to Piedmont in a timely manner (however in relation to the Independent Expert’s Report, Piedmont is only responsible to ensure that the Independent Expert considers comments relating exclusively to factual accuracy);  (d)  (Piedmont Directors recommendation and voting intentions in Scheme Booklet) state in the Scheme Booklet that each Piedmont Director:  (i)  recommends that Piedmont Shareholders vote in favour of the Scheme at the Scheme Meeting; and  (ii)  intends to vote, or cause to be voted, all Piedmont Shares in which he or she has a Relevant Interest in favour of the Scheme at the Scheme Meeting,  in each case in the absence of:  (iii)  the Independent Expert concluding in the Independent Expert’s Report (or any update or variation to that report) that the Transaction is not in the best interests of Piedmont Shareholders; or  (iv)  in the case of the recommendation in clause 6.2(a)(i), a Piedmont Director making a determination in accordance with clause 6.4.  (e)  (lodgement of Regulator’s Drafts)  (i)  no later than 14 days before the First Court Date, provide a near final draft of the Scheme Booklet (Regulator’s Draft) to ASIC for its review for the purposes of section 411(2) of the Corporations Act, and provide a copy of the Regulator’s Draft to US Holdco immediately thereafter; and  (ii)  keep US Holdco reasonably informed of any material issues raised by ASIC in relation to the Regulator’s Draft and, where practical to do so, consult with US Holdco in good faith prior to taking any steps or actions to address any such material issues (provided that, where such issues relate to US Holdco Information, Piedmont must not take any steps to address them without US Holdco’s prior written consent, not to be unreasonably withheld);  (f)  (no objection statement) apply to ASIC for a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;  (g)  (First Court Hearing) apply to the Court for orders under section 411(1) of the Corporations Act directing Piedmont to convene the Scheme Meeting;(due diligence and verification) undertake appropriate due diligence and verification processes in relation to the Piedmont Information, and, once such processes have been completed, provide written confirmation to US Holdco of the completion of such processes;  (h)  (i)  (approval and registration of Scheme Booklet) if the Court directs Piedmont to convene the Scheme Meeting request that, in accordance with section 412(6) of the Corporations Act, ASIC register the Scheme Booklet;  (j)  (Scheme Meeting) as soon as reasonably practicable following registration of the Scheme Booklet by ASIC, despatch the Scheme Booklet to Piedmont Shareholders, and convene and hold the Scheme Meeting in accordance with the orders made by the Court at the First Court Hearing;  (k)  (Director votes and participation) use its reasonable endeavours to procure that each Piedmont Director votes any Piedmont Shares in which they have a Relevant Interest in favour of the Scheme at the Scheme Meeting and participates in reasonable efforts to promote the Scheme, in the absence of the Independent Expert concluding in the Independent Expert’s Report (or any update or variation to that report) that the Transaction is not in the best interests of Piedmont Shareholders;  (l)  (supplementary disclosure) if, after despatch of the Scheme Booklet, Piedmont becomes aware:

   (i)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 164  that information included in the Scheme Booklet is or has become false, misleading or deceptive in any material respect (whether by omission or otherwise); or  (ii)  of information that is required to be disclosed to Piedmont Shareholders under any applicable law or having regard to RG 60 but was not included in the Scheme Booklet,  (iii)  promptly disclose such information to and consult with US Holdco in good faith as to the need for, and form of, any supplementary disclosure to Piedmont Shareholders, the need for, the timing of, and directions to be sought at, an additional application to the Court, and make any disclosure that it is ordered to make or considers reasonably necessary in the circumstances, having regard to orders made by the Court, applicable laws and RG 60;  (m)  (Conditions Precedent certificate) at the Second Court Hearing, provide to the Court (through its counsel):  (i)  a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent (other than the Condition Precedent in clause 3.1(b) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to US Holdco by 5:00pm on the Business Day prior to the Second Court Date; and  (ii) any certificate provided to it by US Holdco pursuant to clause 6.3(j);(Second Court Hearing) subject to the Conditions Precedent (other than the Condition Precedent in clause 3.1(b)) being satisfied or waived in accordance with clause 3, apply to the Court for orders under section 411(4)(b) of the Corporations Act approving the Scheme;  (n)  (o)  (Court Documents) prepare the Court Documents, provide drafts of those documents to US Holdco in a timely manner and, acting reasonably and in good faith, take into account all reasonable comments from US Holdco and its Representatives on those drafts, provided that such comments are provided in a timely manner;  (p)  (extract Court order and notify ASX) as soon as reasonably possible after conclusion of the Second Court Hearing, obtain an office copy of the orders made by the Court under section 411(4)(b) of the Corporations Act approving the Scheme and, promptly after receipt of the orders, tell ASX of the Piedmont’s intention to lodge the Court order with ASIC the following day;  (q)  (lodgement of Court order) for the purposes of section 411(10) of the Corporations Act, lodge with ASIC an office copy of the orders made by the Court under section 411(4)(b) of the Corporations Act approving the Scheme before 5:00pm on the Business Day following the day on which it receives such office copy;(suspension of trading) apply to:(i) ASX to have:  (r)  (A)  trading in Piedmont Shares suspended from the close of trading on the Effective Date; and  (B)  Piedmont removed from the official list of ASX, and quotation of Piedmont Shares on ASX is terminated, with effect on and from the close of trading on the Trading Day immediately following, or shortly after, the Implementation Date,  or, in each case, such other dates as the parties may agree, acting reasonably, following consultation with ASX and not do anything to cause any of these things to happen before the time specified in this clause 6.2(r); and  (ii)  NASDAQ to have trading suspended in Piedmont ADSs (by way of submission of a "corporate action” form to NASDAQ in order to transfer the listing of the Piedmont ADSs to a listing of the US Holdco Shares) from the close of trading on NASDAQ on the Implementation Date.  (s)  (Scheme Consideration) facilitate the provision of the Scheme Consideration to Scheme Shareholders;  (t)  (implementation): if the Court makes orders under section 411(4) of the Corporations Act approving the Scheme:

   (i)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 165  determining the identity of each Scheme Shareholder and their entitlement to the Scheme Consideration as at the Record Date, including by taking up-to-date copies of the Share Register current as at the Record Date;  (ii)  provide to US Holdco all information about the Scheme Participants that US Holdco reasonably requires in order for US Holdco to provide the Scheme Consideration to the Scheme Participants in accordance with the Scheme;  (iii)  execute proper instruments of transfer of and giving effect to and registering the transfer of the Piedmont Shares to US Holdco in accordance with the Scheme;  (iv)  execute proper instruments of transfer of and giving effect to and registering the transfer of the US Holdco Shares to CDN to be held on trust for Scheme Participants in accordance with the Scheme; and  (v)  do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court; and  (u)  (compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy;  6.3  US Holdco obligations  US Holdco must, acting at all times in good faith, take all steps reasonably necessary to implement the Scheme in accordance with the Indicative Timetable and otherwise as soon as practicable and on and subject to the terms of this deed. Without limiting the foregoing, US Holdco must (to the fullest extent applicable):(a) (prepare US Holdco Information)  (i)  as soon as reasonably practicable after the Execution Date, prepare the US Holdco Information for inclusion in the Scheme Booklet in accordance with all applicable laws (including the Corporations Act and Corporations Regulations), RG 60 and the Listing Rules; and  (ii)  provide Piedmont with drafts of the US Holdco Information in a timely manner and, acting reasonably and in good faith, take into account all reasonable comments from Piedmont and its Representatives on those drafts, provided that such comments are provided to US Holdco in a timely manner;  (b)  (assistance with Scheme Booklet and Court Documents) provide any assistance or information reasonably requested by Piedmont or its Representatives in connection with the preparation of the Scheme Booklet (including any supplementary disclosure to Piedmont Shareholders) or any Court Documents, including reviewing the drafts of the Scheme Booklet prepared by Piedmont and provide comments in a timely manner on those drafts in good faith;  (c)  (Independent Expert’s Report) subject to the Independent Expert agreeing to reasonable confidentiality restrictions, provide any assistance or information reasonably requested by Piedmont or its Representatives, or by the Independent Expert, in connection with the preparation of the Independent Expert’s Report (and any update or variation to any such report);  (d)  (due diligence and verification) undertake appropriate due diligence and verification processes in relation to the US Holdco Information, and, once those processes have been completed, provide written confirmation to Piedmont of the completion of such processes;(confirmation of US Holdco Information) promptly after Piedmont requests that it does so, confirm in writing to Piedmont that:  (e)  (i)  it consents to the inclusion of the US Holdco Information in the Scheme Booklet, in the form and context in which the US Holdco Information appears; andthe US Holdco Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise), and the inclusion of such US Holdco Information, in that form and context, has been approved by the US Holdco Board;  (ii)  (f)  (Deed Poll) before 5:00pm on the Business Day prior to the First Court Date, on the date this deed is signed, enter into the Deed Poll and deliver it to Piedmont, and, if the Scheme becomes Effective, fully comply with its obligations under the Deed Poll;

   (g)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 166  (United States legal opinion): deliver to Piedmont an opinion from its United States legal counsel, in a form satisfactory to Piedmont (acting reasonably), that the Deed Poll is legally binding on and enforceable against US Holdco under the laws of Delaware;  (h)  (Authorised Nominee): appoint CDN to receive under the Scheme and hold US Holdco Shares for the benefit of Scheme Participants and execute (or procure the execution of) proper instruments of transfer of those securities to US Holdco in accordance with the Scheme;  (i)  (update US Holdco Information) promptly advise Piedmont in writing if it becomes aware:  (i)  of information which should have been but was not included in the US Holdco Information in the Scheme Booklet (including if known at the time), and promptly provide Piedmont with the omitted information; or  (ii)  that the US Holdco Information in the Scheme Booklet is or has become misleading or deceptive in any material respect (whether by omission or otherwise), and promptly provide Piedmont with any information required to correct the misleading or deceptive statements;  (j)  (Conditions Precedent certificate) before 8:00am on the Second Court Date, provide to Piedmont for provision to the Court at the Second Court Hearing a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent (other than the Condition Precedent in clause 3.1(b)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to Piedmont by 5:00pm on the Business Day prior to the Second Court Date;  (k)  (Scheme Consideration) if the Scheme becomes Effective, provide the Scheme Consideration in the manner and in the amount contemplated by clause 4 of this deed, the terms of the Scheme and the Deed Poll;(share transfer) if the Scheme becomes Effective, accept a transfer of the Scheme Shares as contemplated by clause 4.1 and execute instruments of transfer in respect of the Scheme Shares in accordance with the Scheme;  (l)  (m)  (US Holdco Shares): apply to NASDAQ to list the US Holdco Shares via a successor listing (subject to the Scheme becoming Effective), and use reasonable endeavours to obtain the satisfaction of any conditions imposed by NASDAQ for such listing;  (n)  (US Holdco CDIs) apply to ASX for the US Holdco CDIs, to be issued as Scheme Consideration, to be quoted on ASX (subject to the Scheme becoming Effective), and to trade on ASX as soon as practicable after the Implementation Date;  (o)  (Issue of US Holdco Shares): do all things necessary to issue the US Holdco Shares in accordance with the Scheme and this deed;  (p)  (Issue of US Holdco CDIs): do all things necessary under the ASX Settlements Rules to enable the US Holdco CDIs to be issued in accordance with the Scheme and this deed (including confirm to ASX Settlement that the US Holdco Shares underlying the US Holdco CDIs have been issued to CDN in accordance with the ASX Settlement Rules); and  (q)  (compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy.  6.4  Form of RecommendationClauses 6.2(a) and 6.2(d) are qualified to the extent that, after first obtaining written advice from independent Senior Counsel, a Piedmont Director reasonably determines that he or she should not provide or continue to maintain any recommendation because that Piedmont Director has an interest in the Scheme that renders it inappropriate for him or her to maintain any such recommendation.  6.5  Scheme Booklet(a) If the parties are unable to agree on the form or content of a particular part of the Scheme Booklet, then:  (i)  if the relevant part of the Scheme Booklet is US Holdco Information, Piedmont will make such amendments to that part of the Scheme Booklet as required by US Holdco (acting reasonably and in good faith); and  (ii)  in any other case, Piedmont (acting reasonably and in good faith) will decide the form and content of that part of the Scheme Booklet.

   (b)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 167  The parties agree that the Scheme Booklet will contain a responsibility statement to the effect that:Piedmont is responsible for the Piedmont Information contained in the Scheme Booklet;US Holdco is responsible for the US Holdco Information contained in the Scheme Booklet; and  (iii)  the Independent Expert is responsible for the Independent Expert’s Report, and none of Piedmont, US Holdco or their respective directors or officers assumes any responsibility for the accuracy or completeness of the Independent Expert’s Report or any other report or letter issued to Piedmont by a third party in connection with the Independent Expert's Report.  (c)  Each party must undertake appropriate verification processes for the information supplied by that party for the Scheme Booklet.  77.1  Termination rights  Termination events  Without limiting any other provision of this deed:(a) either party (non-defaulting party) may terminate this deed by notice in writing to the other party:  (i)  if the End Date has passed before the Transaction has been implemented (other than as a result of a breach by the terminating party of its obligations under this deed);  (ii)  if each of the following has occurred:  (A)  the other party (defaulting party) is in breach of a material provision of this deed at any time prior to 8:00am on the Second Court Date;  (B)  the non-defaulting party has given notice to the defaulting party setting out the relevant circumstances of the breach and stating an intention to terminate this deed; and  (C)  the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 8:00am on the Second Court Date) from the time the notice in clause 7.1(a)(ii)(B) is given;  (iii)  if the required majorities of Piedmont Shareholders do not approve the Scheme at the Scheme Meeting;  (iv)  if any of the Conditions Precedent in clause 3.1 is incapable of being satisfied or fulfilled (other than as a result of a breach by the terminating party of its obligations under this deed); or  (v)  if a Court or other Regulatory Authority has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Transaction and that order, decree, ruling or other action has become final and cannot be appealed;  (b)  US Holdco may terminate this deed by notice in writing to Piedmont if a Piedmont Director:  (i)  fails to recommend, recommends against, withdraws or adversely modifies or qualifies their recommendation of the Scheme or the Transaction; or  (ii)  makes any public statement to the effect that the Scheme is not, or is no longer, recommended; and  (c)  either party may terminate this agreement if the other party consents to do so and both parties confirm it in writing.  7.2  Notice of breach  Each party must give notice to the other as soon as practicable after it becomes aware of a breach by it of this deed.  7.3  Termination right  (a)  Any right to terminate this deed under clauses 7.1(a), 7.1(b) or 7.1(c) that arises before the Second Court Date ceases at 8:00am on the Second Court Date.Subject to clause 7.3(a), any right to terminate this deed ceases when the Scheme becomes Effective.  (b)

7.4 Effect of termination

(a) If a party terminates this deed, each party will be released from all further obligations under this deed other than under clauses 1, 8, 9, 10, 11 (other than 11.8) and 12.

(b) Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of this clause 7.4), on termination of this deed, no party shall have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued prior to termination.

7.5 Disclosure on termination of deed

The parties agree that, if this deed is terminated under this clause 7, any party may disclose:

(a) the fact that this deed has been terminated, where such disclosure is required by the relevant Listing Rules or is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed;

(b) the fact that this deed has been terminated to ASIC and the Court; and

(c) information that is required to be disclosed as a matter of law or in any proceedings.

8 Public announcements

8.1 Announcement of transaction

Immediately after execution of this deed, Piedmont must release the Agreed Public Announcement.

8.2 Public announcements

(a) Subject to clause 8.2(b), no public announcement or disclosure in relation to the Transaction or any subject matter thereof, or any other transaction the subject of this deed or the Scheme (including any staff or client announcements or presentations) may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable.

(b) Where US Holdco, Piedmont or any of their Affiliates is required by law and/or ASX, ASIC, Listing Rules, SEC or NASDAQ, to make any announcement or make any filing or disclosure in relation to the Transaction or any other transaction the subject of this deed or the Scheme, it may do so only after it has given as much notice as possible to, and has consulted (to the fullest extent reasonable in the circumstances) with the other party prior to making the relevant disclosure.

(c) US Holdco and Piedmont agree to consult with each other in advance in relation to:

(i) overall communication plans;

(ii) approaches to Piedmont Shareholders;

(iii) approaches to the media;

(iv) proxy solicitations; and

(v) written presentations,

including to provide each other a reasonable advance opportunity to comment, to ensure that the information used in clauses 8.2(c)(i) to 8.2(c)(v) above is consistent with the information in the Scheme Booklet.

8.3 Statements on termination

The parties must act in good faith and use all reasonable endeavours to issue agreed statements in respect of any termination of this deed and, to that end but without limitation, clauses 8.2(a) to 8.2(c) applies to any such statements or disclosures.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 168

9 Notices

9.1 Manner of giving notice

(a) Any notice or other communication to be given under this deed must be in writing (which includes email) and may be delivered or sent by post or email to the party to be served as follows:

(i) to **Piedmont** at:

Address	Level 9, 28 The Esplanade, Perth WA 6000
Email	gswan@apollogroup.com.au
Attention	Company Secretary

(ii) to US Holdco at:

Address	32 North Main Street, Suite 100, Belmont, NC 28012
Email	bczachor@piedmontlithium.com with a copy to pbrindle@piedmontlithium.com
Attention	Corporate Secretary

or at any such other address or email address notified for this purpose to the other parties under this clause. Any notice or other communication sent by post must be sent by prepaid ordinary post (if the country of destination is the same as the country of origin) or by airmail (if the country of destination is not the same as the country of origin).

9.2 When notice given

(a) Any notice or other communication is deemed to have been given:

(i) if delivered, on the date of delivery; or

(ii) if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or

(iii) if sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent, but if the notice or other communication would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday.

9.3 Proof of service

In proving service of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted either by prepaid post or by prepaid airmail or that the email was properly addressed and transmitted by the sender's server into the network and there was no apparent error in the operation of the sender's email system, as the case may be.

9.4 Documents relating to legal proceedings

This clause 9 does not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this deed.

10 Entire agreement

10.1 Entire agreement

This deed contains the entire deed between the parties relating to the Transaction and supersede all previous agreements, whether oral or in writing, between the parties relating to the Transaction.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 169

2. No reliance

Each party acknowledges that in agreeing to enter into this deed it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those expressly set out in this deed) made by or on behalf of any other party before the entering into of this deed. Each party waives all rights and remedies which, but for this clause 10.2 might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

3. Termination rights

Except for the express right of termination contained in clauses 3.6 and 7, no party has any right to terminate this deed and the parties waive their rights (if any) to annul, rescind, dissolve, withdraw from, cancel or terminate this deed in any circumstances.

11 General

11.1 Amendments

This deed may only be amended in writing and where such amendment is signed by all the parties.

2. Assignments

None of the rights or obligations of a party under this deed may be assigned or transferred without the prior written consent of the other party.

3. Costs

Piedmont must pay the costs and expenses of the Scheme, except that US Holdco must pay any stamp duties and similar charges (if any) payable under Australian law in connection with the transfer of the Scheme Shares to US Holdco or a nominee of US Holdco.

4. GST

(a) Where under the terms of this deed one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any GST thereon not otherwise recoverable by the other party, subject to that party using all reasonable endeavours to receive such amount of GST as may be practicable.

(b) If any payment under this deed constitutes the consideration for a taxable supply for GST purposes, then in addition to that payment the payer shall pay any GST due.

(c) Unless otherwise expressly stated, all prices or other sums payable or consideration to be provided under or in accordance with this deed are exclusive of GST.

5. Consents

Except as otherwise expressly provided in this deed a party may give or withhold its consent to any matter referred to in this deed in its absolute discretion. A party that gives its consent to any matter referred to in this deed is not taken to have made any warranty or representation as to any matter or circumstance connected with the subject matter of that consent.

6. Counterparts

This deed may be executed in counterparts, which taken together must constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this deed by executing a counterpart.

7. Exercise and waiver of rights

The rights of each party under this deed:

(a) may be exercised as often as necessary;

(b) except as otherwise expressly provided by this deed, are cumulative and not exclusive of rights and remedies provided by law; and

(c) may be waived only in writing and specifically,

and delay in exercising or non-exercise of any such right is not a waiver of that right.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 170

8. Further assurance

Each party undertakes, at the request, cost and expense of the other party, to sign all documents and to do all other acts, which may be necessary to give full effect to this deed.

9. No merger

Each of the obligations, warranties and undertakings set out in this deed (excluding any obligation which is fully performed at the Implementation Date) must continue in force after the Implementation Date.

10. Severability

The provisions contained in each clause and sub clause of this deed shall be enforceable independently of each of the others and their validity shall not be affected if any of the others is invalid.

12 Governing law and jurisdiction

1. Governing law

This deed and any non-contractual obligations arising out of or in connection with it is governed by the law applying in Western Australia.

2. Jurisdiction

The courts having jurisdiction in Western Australia have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this deed (including a dispute relating to any non-contractual obligations arising out of or in connection with this deed) and each party irrevocably submits to the non-exclusive jurisdiction of the courts having jurisdiction in Western Australia.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 171

   PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 172

   Schedule 1 - Indicative TimetableSchedule 1 is omitted here. Refer to the indicative timetable at the beginning of Annexure C to this Scheme Booklet.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 173

   Schedule 2 - Scheme of ArrangementSchedule 2 is omitted here and is set out in Annexure C to this Scheme Booklet.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 174

   Schedule 3 – Deed PollSchedule 3 is omitted here and is set out in Annexure D to this Scheme Booklet  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 175

   Annexure C - Scheme  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 176

   DateDETAILS  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 177  Parties  Piedmont Lithium Limited ACN 002 664 495 of Level 9, 28 The Esplanade, PerthWA 6000 (Piedmont)  The registered holders of the fully paid ordinary shares in the capital of Piedmont as at 7:00pm on the Record Date other than an Excluded Shareholder.  11.1  Defined terms & interpretation  Defined terms  In this Scheme, except where the context otherwise requires:ADS means an American Depositary Share.ADS Depositary means The Bank of New York Mellon or Cede & Co (as nominee for The Depository Trust Company) (as applicable).ADS Holder means a holder of Piedmont ADSs.Affiliate means, in relation to any specified person (other than a natural person), any other person (which shall include a natural person) directly or indirectly Controlling or Controlled by such specified person or under direct or indirect common control with such specified person.ASIC means the Australian Securities and Investments Commission.ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.ASX Settlement means ASX Settlement Pty Ltd ABN 49 008 504 532.ASX Settlement Rules means ASX Settlement Operating Rules of ASX Settlement.Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is not a Saturday, Sunday, bank holiday or public holiday in Perth, Western Australia or New York, United States of America.CDI means a CHESS depositary interest, being a unit of beneficial ownership in a US Holdco Share that is registered in the name of CDN, or beneficial ownership is held by CDN, in accordance with the ASX Settlement Rules and CDIs mean a number of them.CDN means CHESS Depositary Nominees Pty Ltd ACN 071 346 506.CHESS means the clearing house electronic sub-register system of security transfers operated by ASX Settlement.Conditions Precedent means the conditions precedent set out in clause 3.1 of the Scheme Implementation Deed.Control has the meaning given to that term in section 50AA of the Corporations Act and Controlling and Controlled has the corresponding meaning.Corporations Act means the Corporations Act 2001 (Cth).Court means the Supreme Court of Western Australia.Deed Poll means the deed poll to be executed by US Holdco substantially in the form of Schedule 3 to the Scheme Implementation Deed, or in such other form as agreed in writing between Piedmont and US Holdco.Depositary Nominee has the meaning given to it in the ASX Settlement Rules.Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

   Effective Date means the date on which the Scheme becomes Effective.Election Form means the form accompanying the Scheme Booklet, pursuant to which Small Parcel Holders may elect to participate in the Sale Facility.Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.End Date means 30 June 2021, or such later date as agreed to in writing between Piedmont and US Holdco.Excluded Shares means any Piedmont Shares held by an Excluded Shareholder.Excluded Shareholder means US Holdco and its Affiliates.Excluded Small Parcel Holder means a Small Parcel Holder who has made a valid election referred to in clause 6.10 to not participate in the Sale Facility and will not be treated as a Small Parcel Holder.Explanatory Statement means the statement pursuant to section 412 of the Corporations Act, which will be registered by ASIC in relation to the Scheme, copies of which will be included in the Scheme Booklet.Ineligible Foreign Holder means any Scheme Participant whose address shown on the Piedmont Share Register as at the Record Date is a place outside Australia, New Zealand, United States, Canada, Hong Kong, Singapore, United Kingdom, Taiwan, Germany and such other jurisdictions as agreed in writing between the parties, unless, no less than three Business Days prior to the Scheme Meeting, Piedmont and US Holdco agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Piedmont Shareholder with the Scheme Consideration when the Scheme becomes Effective.Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Piedmont and US Holdco.Independent Expert means a person to be appointed by Piedmont to prepare a report to be provided to the Piedmont Board and Piedmont Shareholders stating whether, in the expert’s opinion, the Scheme is in the best interests of Piedmont Shareholders.Independent Expert's Report means the independent expert's report prepared by the Independent Expert in relation to the Scheme including any updates or amendments to this report made by the Independent Expert.Listing Rules means the official listing rules of the ASX.Marketable Parcel has the meaning given to that term in the Listing Rules, with the closing price on the last day of trading on ASX used to determine this.NASDAQ means the NASDAQ Stock Market LLC.Piedmont ADS means an ADS representing 100 Piedmont Shares, which trade on NASDAQ under the ticker code "PLL".Piedmont Board means the board of directors of Piedmont from time to time.Piedmont Share means a fully paid ordinary share in the capital of Piedmont.Piedmont Share Register means the register of Piedmont Shareholders maintained by or on behalf of Piedmont in accordance with the Corporations Act.Piedmont Shareholder means a person who is registered in the Piedmont Share Register as the holder of one or more Piedmont Shares, from time to time.Record Date means 5:00pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Piedmont and US Holdco may agree in writing.Sale Agent means a person appointed by US Holdco to sell the US Holdco CDIs that would otherwise be issued to or for the benefit of Ineligible Foreign Holders or Small Parcel Holders (excluding Excluded Small Parcel Holders) under the terms of the Scheme.Sale Facility means the facility to be made available to Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders), under which Ineligible Foreign Holders and Small Parcel Holders  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 178

   (excluding Excluded Small Parcel Holders) will have their Scheme Consideration sold on their behalf by the Sale Agent and have the net proceeds of sale remitted to them.Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Piedmont and the Piedmont Shareholders as set out in this document, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Piedmont.Scheme Booklet means the information booklet to be despatched to all Piedmont Shareholders and approved by the Court in connection with this Scheme, including this Scheme, the explanatory statement in respect of the Scheme, the Independent Expert's Report and the notice of meeting.Scheme Consideration means such number of US Holdco CDIs or US Holdco Shares (as applicable) for each Scheme Share held by Scheme Participants at 5:00pm on the Record Date as described in clause 6.3(c).Scheme Implementation Deed means the Scheme Implementation Deed dated on or about 9 December 2020 between Piedmont and US Holdco, as amended or varied from time to time.Scheme Meeting means the meeting of Piedmont Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to clause 8.10, section 411(6) of the Corporations Act) in relation to this Scheme.Scheme Participant means each person who is a Piedmont Shareholder on the Record Date (other than Excluded Shareholders).Scheme Shares means all of the Piedmont Shares on issue on the Record Date other than Excluded Shares.Scheme Transfer means, for each Scheme Participant, a duly completed and executed proper instrument of transfer of the Scheme Shares held by that Scheme Participant for the purposes of section 1071B of the Corporations Act, which may be a master transfer for all Scheme Shares.Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.Small Parcel Holder means a Scheme Participant who is not an Ineligible Foreign Holder and who holds less than a Marketable Parcel of Piedmont Shares on the Record Date.Subsidiary has the meaning given to that term in Division 6 of Part 1.2 of the Corporations Act.US Holdco means Piedmont Lithium Inc., a company incorporated in Delaware, United States with company number 4314324 and whose registered office is at 251 Little Falls Drive, Wilmington, DE 19808 and whose principal business address is 32 North Main Street, Suite 100, Belmont, NC 28012.US Holdco CDI means a CDI representing a beneficial interest in 1/100th of a US Holdco Share.US Holdco CDI Register means the register of US Holdco CDI holders maintained by or on behalf US Holdco.US Holdco Share means a share of common stock of US Holdco.US Holdco Shareholder means a person who is registered in the US Holdco Share Register as the holder of one or more US Holdco Shares, from time to time.US Holdco Share Register means the register of US Holdco shareholders maintained by or on behalf US Holdco maintained in accordance with the Delaware General Corporation Law.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 179  1.2  Interpretation  In this Scheme:the singular includes the plural and vice versa, and a gender includes other genders;another grammatical form of a defined word or expression has a corresponding meaning;  (c)  a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this document includes any schedule;

   (d)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 180  a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;  (e)  a reference to A$, dollar, Australian dollar or $ is to Australian currency;  (f)  a reference to US$ or USD is to the lawful currency of the United States;  (g)  a reference to time is to time in Perth, Western Australian time, unless otherwise noted;  (h)  a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;  (i)  a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;  (j)  a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re enactments or replacements of any of them;  (k)  a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;  (l)  the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;  (m)  any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;  (n)  a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this document or any part of it; and  (o)  if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.  22.1  Preliminary  Piedmont  Piedmont is a public company incorporated in Australia and registered in Western Australia and is a company limited by shares. Piedmont is admitted to the official list of ASX and its shares are officially quoted on the securities market conducted by ASX. Piedmont is also admitted to NASDAQ and Piedmonts ADSs are quoted on NASDAQ. Piedmont's registered office is at Level 9, 28 The Esplanade, Perth WA 6000.  2.2  US Holdco  US Holdco is a company incorporated under the laws of Delaware in the United States of America. US Holdco's registered office is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808 and its principal business office is at 32 North Main Street, Suite 100, Belmont, NC 28012.  2.3  Agreement to implement this Scheme  Piedmont and US Holdco have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Scheme and the steps contemplated to follow the implementation of this Scheme, to the extent those steps are required to be done by each of them.  2.4  Deed Poll  (a)  This Scheme attributes actions to US Holdco but does not itself impose an obligation on US Holdco to perform those actions. US Holdco has undertaken in favour of each Scheme Participant, by executing the Deed Poll, that it will fulfil its obligations under the Scheme Implementation Deed and do all acts and things necessary or desirable on its part to give full effect to this Scheme, including to issue to each Scheme Participant the Scheme Consideration for each Scheme Share held by the Scheme Participant.  (b)  Piedmont undertakes in favour of each Scheme Participant to enforce the Deed Poll against US Holdco on behalf of and as agent and attorney for the Scheme Participants.  2.5  Summary of Scheme  If this Scheme becomes Effective:

   (a)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 181  all of the Scheme Shares (together with all rights and entitlements attaching to the Scheme Shares) will be transferred to US Holdco and Piedmont will become a subsidiary of US Holdco on the Implementation Date;  (b)  in consideration of the transfer to US Holdco of each Scheme Share held by a Scheme Participant, US Holdco will, on the Implementation Date, provide to each Scheme Participant the Scheme Consideration in accordance with the terms of the Scheme Implementation Deed, this Scheme and the Deed Poll;  (c)  Piedmont will enter the name of US Holdco in the Piedmont Share Register as the holder of all the Scheme Shares;  (d)  it will bind Piedmont and all Scheme Participants, including those who do not attend the Scheme Meeting, those who do not vote at the Scheme Meeting and those who vote against this Scheme at the Scheme Meeting; and  (e) it will override the constitution of Piedmont, to the extent of any inconsistency.Conditions Precedent  33.1  Conditions Precedent  This Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions:  (a)  all of the Conditions Precedent being satisfied or waived (other than the condition in clause 3.1(b) (Court Approval) of the Scheme Implementation Deed) in accordance with the Scheme Implementation Deed by the times set out in the Scheme Implementation Deed;  (b)  as at 8:00 am on the Second Court Date, the Scheme Implementation Deed not having been terminated in accordance with its terms;  (c)  as at 8:00 am on the Second Court Date, the Deed Poll not having been terminated in accordance with its terms;  (d)  approval of the Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act and if applicable, Piedmont and US Holdco having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act;  (e)  such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Scheme and agreed to by Piedmont and US Holdco as having been satisfied or waived;  (f)  lodgement with ASIC of an office copy of the order of the Court approving the Scheme pursuant to section 411(10) of the Corporations Act; and  (g) the Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act.Effect of Conditions Precedent  3.2  The satisfaction of each condition in clauses 3.1(a) to 3.1(g) (inclusive) of this Scheme (Condition) is a condition precedent to the operation of this Scheme.  3.3  Certificate(a) Piedmont and US Holdco will provide to the Court on the Second Court Date:  (i)  a certificate signed by US Holdco and Piedmont (or such other evidence as the Court requests) stating whether or not the Conditions Precedent have been satisfied or waived (other than the condition in clause 3.1(b) (Court Approval) of the Scheme Implementation Deed) as at 8:00am on the Second Court Date; and  (ii)  a certificate confirming (in respect of matters within their knowledge) whether or not the conditions precedent in clauses 3.1(b) and 3.1(c) of this Scheme have been satisfied or waived as at 8:00am on the Second Court Date.  (b)  The certificate referred to in this clause 3.3(b) will constitute conclusive evidence of whether such Conditions Precedent have been satisfied or waived as at 8:00am on the Second Court Date.

   44.1  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 182  The Scheme  Effective Date  Subject to clause 4.2, this Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.  4.2  End Date  Without limiting any rights under the Scheme Implementation Deed, this Scheme will lapse and be of no further force or effect (and US Holdco is released from any obligations and any liability in connection with this Scheme or the Deed Poll) if:the Effective Date has not occurred on or before the End Date; orthe Scheme Implementation Deed or Deed Poll is terminated in accordance with its terms, unless Piedmont or US Holdco otherwise agree in writing (and, if required, as approved by the Court).  55.1  Implementation of the Scheme  Lodgement of Scheme Order with ASIC  Piedmont will lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Scheme Order as soon as practicable, and in any event by no later than 5:00pm on the first Business Day after the date on which the Court makes that Scheme Order (or on such other Business Day as Piedmont and US Holdco agree).  5.2  Transfer of Scheme Shares  Subject to the Scheme becoming Effective, on the Implementation Date:  (a)  subject to the provision of the Scheme Consideration in accordance with clause 6, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares at the Implementation Date, must be transferred to US Holdco, without the need for any further act by any Scheme Participant (other than acts performed by Piedmont as agent and attorney of the Scheme Participants under clauses 8.1 and 8.2 or otherwise), by:  (i)  Piedmont delivering to US Holdco a duly completed Scheme Transfer, executed on behalf of the Scheme Participants by Piedmont; and  (ii)  US Holdco executing that Scheme Transfer, attending to the stamping of the Scheme Transfer (if required) and delivering it to Piedmont for registration; and  (b)  immediately after receipt of the Scheme Transfer in accordance with clause 5.2(a)(ii), but subject to the stamping of the Scheme Transfer (if required), Piedmont must enter, or procure the entry of, the name of US Holdco in the Piedmont Share Register in respect of the Scheme Shares transferred to US Holdco in accordance with the Scheme.  5.3  Timing  Notwithstanding any other provision of this Scheme, while US Holdco Shares forming the Scheme Consideration must be issued (and the US Holdco Share Register updated to record their issuance) on the Implementation Date, any requirements under clause 6 for the sending of holding statements or allotment advices (or equivalent) may be satisfied as soon as practicable after the Implementation Date.  5.4  Entitlement to Scheme Consideration  Subject to this Scheme becoming Effective, in consideration of the transfer of the Scheme Shares to US Holdco, and subject to the other terms and conditions of this Scheme, on the Implementation Date:  (a)  each Scheme Participant (who is not an Ineligible Foreign Holder or Small Parcel Holder (excluding Excluded Small Parcel Holders)) will be issued the Scheme Consideration in respect of the Scheme Shares held by them on the Record Date in accordance with clause 6 of this Scheme; and  (b)  the Sale Agent will be issued the Scheme Consideration by CDN (as Depositary Nominee for US Holdco) in respect of the Scheme Shares held by all Ineligible Foreign Holders and Small Parcel Holders

   (excluding Excluded Small Parcel Holders) on the Record Date in accordance with clause 6 of this Scheme.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 183  66.1  Scheme Consideration  Scheme Consideration  On the Implementation Date, US Holdco must issue or procure to be issued the Scheme Consideration to:  (a)  the Scheme Participants (other than Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders)) in accordance with clause 6.3(c) of this Scheme; and  (b)  the Sale Agent in respect of all Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) on the Record Date to be dealt with in accordance with clause 6.11(b) of this Scheme.  6.2  Rounding Entitlements  Where the calculation of the number of US Holdco Shares (or US Holdco CDIs) to be issued to a particular Scheme Participant as Scheme Consideration would result in the issue of a fraction of a US Holdco Share, the fractional entitlement will be rounded up to the nearest whole number of US Holdco Shares.  6.3  Issue of Scheme Consideration  (a)  Not later than one Business Day after the Record Date, Piedmont will give to US Holdco a notice specifying the persons to whom US Holdco Shares or US Holdco CDIs (as applicable) are to be issued pursuant to clause 5.4 and the number of US Holdco Shares or US Holdco CDIs (as applicable) to which they are entitled (including the number to be issued to the Sale Agent).  (b)  On the Implementation Date, US Holdco must issue, or procure the issue, to each Scheme Participant the Scheme Consideration for each Scheme Share transferred to US Holdco on the Implementation Date by that Scheme Participant.  (c)  The obligation of US Holdco to issue, or procure the issue of, the Scheme Consideration under this Scheme will be satisfied by US Holdco procuring:  (i)  in the case of a Scheme Participant who holds Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or an Small Parcel Holder (excluding an Excluded Small Parcel Holder)):  (A)  CDN to issue one US Holdco CDI for every Scheme Share held by that Scheme Participant on the Record Date; and  (B)  issuing to CDN (as Depositary Nominee) the relevant number of US Holdco Shares underlying such US Holdco CDIs (being one US Holdco Share for every 100 US Holdco CDIs);  (ii)  in the case of a Scheme Participant who holds Scheme Shares on behalf of the ADS Depositary (who itself holds Piedmont Shares for the benefit of the ADS Holders), being the Australian custodian for the ADS Depositary:  (A)  issuing one US Holdco Share to the ADS Depositary for every 100 Scheme Shares held by the ADS Depositary; and  (B)  the ADS Depositary to then, subject to compliance by the ADS Holder within the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such US Holdco Shares to the ADS Holders on the basis of one US Holdco Share for every Piedmont ADS held by the ADS Holder on the Record Date; and  (iii)  CDN to issue to the Sale Agent such number of US Holdco CDIs in accordance with clauses6.10 and 6.11 that Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) would otherwise have been entitled to and issue to CDN (as Depositary Nominee) one US Holdco Share for every 100 US Holdco CDIs to be issued to the Sale Agent.  (d)  US Holdco covenants in favour of Piedmont (in its own right and separately as trustee and nominee for each of the Scheme Participants) that:

   (i)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 184  the US Holdco Shares to be issued under the Scheme and Deed Poll will be duly and validly authorised and will, on and from their issue, rank equally in all respects with all existing US Holdco Shares (if any);  (ii)  the US Holdco Shares issued as Scheme Consideration will be entitled to participate in and receive any dividends or distribution of capital paid and any other entitlements accruing in respect of US Holdco Shares on and after the Implementation Date;  (iii)  on issue, each such US Holdco Share will be validly issued, fully paid and free from any Encumbrance or third-party rights or any kind;  (iv)  it will use reasonable endeavours to ensure that the US Holdco CDIs issued as Scheme Consideration will be listed for quotation on the official list of ASX with effect from the Business Day after the Implementation Date (or such later date as ASX may require); and  (v)  it will use reasonable endeavours to ensure that the US Holdco Shares issued as Scheme Consideration will be listed for quotation on NASDAQ with effect from the Business Day after the Implementation Date (or such later date as NASDAQ may require).  6.4  US Holdco CDIs – registration and notices  (a)  On the Business Day prior to the Implementation Date, Piedmont must procure that US Holdco enters in its US Holdco Share Register the name of CDN (as Depositary Nominee) to hold the US Holdco Shares underlying the US Holdco CDIs to be issued in accordance with the Scheme.  (b)  After the satisfaction of the obligation in clause 6.4(a), Piedmont must procure that US Holdco:  (i)  on the Implementation Date procures that CDN records in the US Holdco CDI Register each Scheme Participant who is to receive US Holdco CDIs under the Scheme and issues US Holdco CDIs to the Sale Agent; and  (ii)  as soon as is reasonably practical despatches, or causes to be despatched, to each Scheme Participant who is to receive US Holdco CDIs under the Scheme, a holding statement or confirmation advice in the name of that Scheme Participant representing the number of US Holdco CDIs issued to that Scheme Participant.  6.5  US Holdco Shares – registration and noticesThe obligation of Piedmont to procure that US Holdco issues US Holdco Shares under clause 6.3(c) will be satisfied by US Holdco, on the Implementation Date, procuring the entry in the US Holdco Share Register of the name of each person who is to receive US Holdco Shares.  6.6  Joint holdersIn the case of Scheme Shares held in joint names:  (a)  the US Holdco Shares (or US Holdco CDIs) to be issued under this Scheme will be issued to and registered in the names of the joint holders;  (b)  any other document required to be sent under this Scheme will be forwarded to the registered address recorded in the Piedmont Share Register; and  (c)  in respect of any Ineligible Foreign Holder or Small Parcel Holder (excluding Excluded Small Parcel Holders), any cheque required to be paid to Scheme Participants will be payable to the joint holders and will be forwarded to the registered address recorded on the Piedmont Share Register on the Record Date.  6.7  Scheme Participants’ agreement  If the Scheme becomes Effective:  (a)  each Scheme Participant (other than an Ineligible Foreign Holder or Small Parcel Holder (excluding an Excluded Small Parcel Holder)) will be deemed to have agreed to become a member of US Holdco and to have accepted the US Holdco Shares (or US Holdco CDIs) issued to that holder under this Scheme subject to, and to be bound by, the constitution of US Holdco;  (b)  each Scheme Participant that is an Ineligible Foreign Holder or Small Parcel Holder (excluding an Excluded Small Parcel Holder) agrees and acknowledges that the payment to it of an amount in accordance with clause 6.11(c) constitutes the satisfaction in full of its entitlement under this Scheme; and

(c) each Scheme Participant agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, in accordance with the terms of this Scheme.

6.8 Warranty by Scheme Participants

Each Scheme Participant warrants to US Holdco and is deemed to have authorised Piedmont to warrant to US Holdco as agent and attorney for the Scheme Participant by virtue of this clause 6.8, that:

(a) all their Scheme Shares (including any rights and entitlements attaching to those shares) transferred to US Holdco under the Scheme will, as at the date of the transfer, be fully paid and free from all Encumbrances; and

(b) they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares) to US Holdco under the Scheme.

6.9 Binding instruction or notifications

Except for a Scheme Participant's tax file number, any binding instruction or notification between a Scheme Participant and Piedmont relating to Scheme Shares on the Record Date (including any instructions relating to payment of dividends or to communications from Piedmont) will, from the Record Date, be deemed (except to the extent determined otherwise by US Holdco in its sole discretion) to be a similarly binding instruction or notification to, and accepted by US Holdco, in respect of the US Holdco CDIs issued to the Scheme Participant until that instruction or notification is revoked or amended in writing addressed to US Holdco, provided that any such instructions or notifications accepted by US Holdco will apply to and in respect of the US Holdco CDIs issued as Scheme Consideration only to the extent that they are:

(a) not inconsistent with the other provisions of this Scheme; or

(b) recognised under Australian law or US Holdco's constituent documents.

10. Small Parcel Holders

Each Small Parcel Holder will be entitled to elect not to participate in the Sale Facility by completing the Election Form and returning it to the address specified on the Election Form so that it is received by the Record Date. An election under this clause 6.10 must be made in accordance with the terms and conditions on the Election Form.

11. Ineligible Foreign Holders and Small Parcel Holders

(a) US Holdco has no obligation under this Scheme to issue any Scheme Consideration in the name of an Ineligible Foreign Holder or Small Parcel Holder (excluding an Excluded Small Parcel Holder) under the Scheme.

(b) The US Holdco CDIs, that would but for clause 6.11(a), have been issued in the name of an Ineligible Foreign Holder or a Small Parcel Holder (excluding an Excluded Small Parcel Holder pursuant to clause 6.10) as Scheme Consideration, must be issued by US Holdco to the Sale Agent and US Holdco must procure that:

   (i) CDN enters the name and registered address of the Sale Agent is entered into the US Holdco CDI Register on the Implementation Date in respect of the US Holdco CDIs required to be issued to it under clause 5.4(b); and

   (ii) a holding statement is sent to the registered address of the Sale Agent, representing the number of US Holdco CDIs issued to it.

(c) US Holdco must:

   (i) procure that the Sale Agent:

      (A) as soon as reasonably practicable and, in any event, not more than 30 Business Days after the Implementation Date, sells all the US Holdco CDIs issued to the Sale Agent pursuant to clause 6.11(b) in such manner at such price and other terms as the Sale Agent determines in good faith for the benefit of the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders); and

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   (B)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 186  promptly after receiving the proceeds in respect of the sale of all of the US Holdco CDIs referred to in clause 6.11(c)(i)(A), accounts to the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) receive the same price per US Holdco CDI, subject to rounding to the nearest whole cent), and any income referable to those US Holdco CDIs, after deduction of any applicable costs or fees, brokerage, taxes and charges, at the Ineligible Foreign Holders’ and Small Parcel Holders’ (excluding Excluded Small Parcel Holders) risk in full satisfaction of the Ineligible Foreign Holders’ and Small Parcel Holders’ rights under this Scheme; and  (ii)  remits the net proceeds of sale to the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) by:  (A)  making a deposit in Australian dollars into a bank account notified by the Ineligible Foreign Holders or Small Parcel Holders (excluding Excluded Small Parcel Holders) to Piedmont and recorded in the Piedmont Share Register on the Record Date; or  (B)  dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian dollars drawn in the name of the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) (or in the case of joint holders, in accordance with clause 6.6) by ordinary pre-paid post to the address of that Ineligible Foreign Holder and Small Parcel Holder appearing in the Piedmont Share Register on the Record Date.  (d)  In the event that the Sale Agent believes, after consultation with Piedmont, that an Ineligible Foreign Holder or Small Parcel Holder (excluding Excluded Small Parcel Holders) is not known at its address appearing in the Piedmont Share Register on the Record Date, the Sale Agent may credit the amount payable to that Ineligible Foreign Holder or Small Parcel Holder (as applicable) to a separate bank account of US Holdco to be held until the Ineligible Foreign Holder or Small Parcel Holder (as applicable) claims the amount or the interest is dealt with in accordance with unclaimed money legislation, and US Holdco must hold the amount in trust but any amount accruing from the amount will be to the benefit of US Holdco. An amount credited to the account is to be treated as having been paid to the Ineligible Foreign Holder or Small Parcel Holder (as applicable). US Holdco must maintain records of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.  (e)  Payment by US Holdco to an Ineligible Foreign Holder or Small Parcel Holder in accordance with this clause 6.11 satisfies in full the Ineligible Foreign Holder's or Small Parcel Holder’s (excluding Excluded Small Parcel Holder's) right to the Scheme Consideration.  (f)  None of US Holdco, Piedmont or the Sale Agent gives any assurance as to the price that will be achieved for the sale of the US Holdco CDIs described in this clause 6, and the sale of the US Holdco CDIs under this clause 6 will be at the risk of the Ineligible Foreign Holder or Small Parcel Holder (as applicable).  (g)  Each Ineligible Foreign Holder and Small Parcel Holder appoints Piedmont as its agent to take any necessary or appropriate actions, or to receive on its behalf any financial services guide or other notice which may be given by the Sale Agent to the Ineligible Foreign Holder or Small Parcel Holder, in connection with its appointment or sales.  77.1  DEALINGS IN PIEDMONT SHARES  Determination of Scheme Participants  To establish the identity of Scheme Participants, dealings in Piedmont Shares will only be recognised if:  (a)  in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Piedmont Share Register as holder of the relevant Piedmont Shares on or before the Record Date; andin all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Piedmont Share Register is kept.  (b)  7.2  Piedmont Share Register  Piedmont must register any transmission application or transfer received in accordance with clause 7.1 by the Record Date.

   7.3  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 187  Transfer requests received after Record Date  Piedmont will not accept for registration or recognise for any purpose any transfer, transmission or application in respect of Piedmont Shares received after the times specified in clause 7.1, or received prior to such times but not in registrable form, other than a transfer to US Holdco in accordance with this Scheme.  7.4  No disposals after Record Date  If this Scheme becomes Effective, each Scheme Participant, and any person claiming through that Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.  7.5  Maintenance of Piedmont Share Register  Subject to issuance of the Scheme Consideration and registration of the transfer to US Holdco in accordance with clause 5.2, any statements of holding in respect of Scheme Shares will cease to have effect on the Record Date as documents of title in respect of those shares. On the Record Date, each entry on the Piedmont Share Register (other than entries in respect of the Excluded Shareholders or their successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration.  7.6  Effect of Holding Statements  Subject to provision of the Scheme Consideration and registration of the transfer to US Holdco, any statements of holding in respect of Piedmont Shares will cease to have effect after the Record Date as documents of title in respect of those shares. After the Record Date, each entry current on the Piedmont Share Register on the Record Date will cease to have effect except as evidence of entitlement to the Scheme Consideration.  7.7  Details of Scheme Participants  As soon as practicable after the Record Date, and in any event within one Business Day of the Record Date, Piedmont will ensure that details of the names, registered addresses and holdings of Piedmont Shares for each Scheme Participant, as shown in the Piedmont Share Register on the Record Date, are available to US Holdco in such form as US Holdco reasonably requires.  7.8  Quotation of Piedmont Shares(a) Piedmont will:  (i)  apply to ASX to suspend trading in Piedmont Shares with effect from the close of trading on ASX on the Effective Date; and  (ii)  apply to NASDAQ to suspend trading in Piedmont ADS (by way of submission of a "corporate action” form to NASDAQ in order to transfer the listing of the Piedmont ADSs to a listing of the US Holdco Shares) from the close of trading on NASDAQ on the Implementation Date.  (b)  With effect on and from the close of trading on the Trading Day immediately following, or shortly after, the Implementation Date, Piedmont will apply:for termination of the official quotation of Piedmont Shares on ASX; andto have itself removed from the official list of the ASX.  88.1  General  Scheme Participant agreements and consents  Each Scheme Participant:  (a)  irrevocably agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to US Holdco in accordance with the terms of the Scheme;  (b)  irrevocably consents to Piedmont and US Holdco doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Scheme and the transactions contemplated by it,  without the need for any further act by that Scheme Participant.

8.2 **Authority given to Piedmont**

(a) On this Scheme becoming Effective, each Scheme Participant, without the need for any further act, is deemed to have irrevocably appointed Piedmont and all of its directors and officers (jointly and severally) as its attorney and agent for the purposes of:

(i) enforcing the Deed Poll against US Holdco;

(ii) in the case of Scheme Shares in a CHESS holding:

(A) causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Rules so as to transfer the Scheme Shares held by the Schemer Participant from the CHESS sub-register of Piedmont to the issuer sponsored sub-register operated by Piedmont or its share registry at any time after US Holdco has provided the Scheme Consideration which is due under this Scheme to Scheme Participants; and

(B) completing and signing on behalf of Scheme Participants any required form of transfer of Scheme Shares;

(iii) in the case of Scheme Shares registered in the issuer sponsored sub-register operated by Piedmont or its share registry, completing and signing on behalf of Scheme Participants any required form of transfer; and

(iv) doing all things and executing any agreements, instruments, transfers or other documents as may be necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including the effecting of a valid transfer or transfers (or the execution and delivery of any Scheme Transfers) as contemplated by clause 5.2, and Piedmont accepts such appointment. Piedmont as attorney and agent of each Scheme Participant, may sub delegate its functions, authorities or powers under this clause 8.2 to all or any of its directors and officers (jointly, severally or jointly and severally).

8.3 **Further assurances**

Each Scheme Participant and Piedmont will execute documents and do all things and acts necessary or expedient in order to implement this Scheme.

8.4 **Authority of Piedmont**

Each of the Scheme Participants consents to Piedmont doing all things necessary for or incidental to the implementation of this Scheme.

8.5 **Scheme binding**

This Scheme binds Piedmont and all Scheme Participants from time to time (including those who do not attend the Scheme Meeting, those who do not vote at that meeting or vote against this Scheme) and, to the extent of any inconsistency, overrides the constitution of Piedmont.

8.6 **Variation, cancellation or modification of rights**

The Scheme Participants agree to the transfer of their Scheme Shares in accordance with this Scheme and agree to the variation, cancellation or modification of the rights attached to their Scheme Shares constituted or resulting from this Scheme (if any).

8.7 **Beneficial entitlement to Scheme Shares**

Immediately from the time that US Holdco has satisfied its obligations under clauses 5.4 and 6 pending registration by Piedmont of US Holdco in the Piedmont Share Register as the holder of the Scheme Shares:

(a) US Holdco will be beneficially entitled to the Scheme Shares transferred to it under this Scheme; and

(b) each Scheme Participant, without the need for any further act by that Scheme Participant:

(i) irrevocably appoints US Holdco as attorney and agent (and directs US Holdco in each capacity) to appoint any director, officer, secretary or agent nominated by US Holdco as its sole proxy and, where applicable, its corporate representative to attend shareholder meetings of Piedmont, exercise the votes attached to the Scheme Shares registered in the name of the Scheme Participant and sign any shareholders resolution of Piedmont;

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 188

(ii) undertakes not to otherwise attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative other than pursuant to clause 8.7(b)(i);

(iii) must take all other actions in the capacity of a registered holder of Scheme Shares as US Holdco reasonably directs; and

(iv) acknowledges and agrees that in exercising the powers referred to in this clause 8.7(b), any director, officer, secretary or agent nominated by US Holdco may act in the best interests of US Holdco as the intended registered holder of the Scheme Shares.

8.8 Withholding

If US Holdco considers that it must pay an amount to the Commissioner of Taxation (**Commissioner**) under Subdivision 14-D of Schedule 1 of the Taxation Administration Act 1953 (Cth) (**TAA**) in relation to the acquisition of the Scheme Shares from a Scheme Participant, US Holdco will:

(a) determine the amount to be paid to the Commissioner (**Withholding Amount**) being 12.5% (or a lesser rate approved by the Commissioner) of the Scheme Consideration otherwise payable to the Scheme Participant or Sale Agent, as appropriate;

(b) withhold the Withholding Amount from the Scheme Consideration (by issuing such lesser number of US Holdco Shares to the Scheme Participant or Sale Agent, as appropriate for the Withholding Amount) and remit the Withholding Amount to the Commissioner within the timeframe required under the TAA (and issued of the reduced number of US Holdco Shares shall be taken to be full payment of the Scheme Consideration for the purposes of this Scheme); and

(c) if requested in writing by the relevant Scheme Participant, provide a receipt or other appropriate evidence of payment of the Withholding Amount to the Commissioner (or procure the provision of such receipt or other evidence) to the relevant Scheme Participant.

8.9 Notices

(a) Where a notice, transfer, transmission application or other communication referred to in this Scheme is sent by post to Piedmont, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Piedmont's registered office or at the office of the Piedmont share registry.

(b) The accidental omission to give notice of the Scheme Meeting to any Piedmont Shareholders, or the non receipt of such a notice by any Piedmont Shareholders, will not, unless ordered by the Court, invalidate this Scheme or the proceedings at the Scheme Meeting.

10. Alterations and conditions

If the Court proposes to approve this Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Piedmont may, by its counsel on behalf of all persons concerned consent to only such of those conditions or alterations to this Scheme to which US Holdco has consented, such consent not to be unreasonably withheld or delayed.

11. Enforcement of Deed Poll

Piedmont undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against US Holdco on behalf of and as agent and attorney for the Scheme Participants.

12. Duty

All duty (including stamp duty), and any related fines, penalties and interest, payable in connection with the transfer by Scheme Participants of the Scheme Shares to US Holdco pursuant to the Scheme will be payable by US Holdco.

13. Limitation of liability

None of Piedmont or US Holdco nor any of their respective Authorised Persons is liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

14. Governing Law

(a) This Scheme is governed by and will be construed according to the laws of Western Australia.

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   (b)  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 190  Each party irrevocably:  (i)  submits to the non exclusive jurisdiction of the courts of Western Australia and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Scheme; and  (ii)  waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 8.14(b)(i).

   Annexure D - Deed Poll  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 191

DETAILS

Date	22 January 2021	
By	**US Holdco**	
	Name	Piedmont Lithium Inc.
	Company No.	4314324
	Address	32 North Main Street, Suite 100, Belmont, NC 28012
	Email	bczachor@piedmontlithium.com
	Attention	Corporate Secretary
IN FAVOUR OF	Each registered holder of fully paid ordinary shares in Piedmont Lithium Limited ACN 002 664 495 of Level 9, 28 The Esplanade, Perth WA 6000 (**Piedmont**) on the Record Date (other than Excluded Shareholders (**Scheme Participants**).	

BACKGROUND

A Piedmont and US Holdco have entered into a Scheme Implementation Deed dated on or about 9 December 2020 (**Scheme Implementation Deed**).

B Under the Scheme Implementation Deed, Piedmont has agreed that it will propose and implement the Scheme in accordance with the Scheme Implementation Deed, pursuant to which US Holdco will acquire all of the Scheme Shares.

C Under the Scheme Implementation Deed, US Holdco has agreed to take all steps reasonably necessary to assist Piedmont proposing and implementing the Scheme in accordance with the Scheme Implementation Deed.

D US Holdco is entering into this Deed Poll for the purpose of:

(a) covenanting in favour of the Scheme Participants to perform certain of its obligations under the Scheme Implementation Deed;

(b) covenanting in favour of the Scheme Participants to perform the steps attributed to it under the Scheme; and

(c) ensuring that the Scheme Consideration is provided to the Scheme Participants.

E The effect of the Scheme will be that the Scheme Shares, together with all rights and entitlements attaching to them, will be transferred to US Holdco in exchange for the Scheme Consideration.

AGREED TERMS

1 Definitions and interpretation

1.1 Definitions

In this deed poll:

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Piedmont and Piedmont Shareholders, the form of which is contained in Annexure C, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Piedmont and US Holdco.

Words and phrases defined in the Scheme Implementation Deed have the same meanings in this Deed Poll unless the context requires otherwise.

1.2 Interpretation

(a) Clause 1.2 of the Scheme applies to the interpretation of this Deed Poll, except that references to "this Scheme" in that clause are to be read as references to "this Deed Poll".

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   (b) Clause headings in this Deed Poll do not affect the interpretation of this Deed Poll.Time for performance  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 193  1.3  (a)  If the day on or by which a payment or an act is to be done under this Deed Poll is not a Business Day, that act must be done on the next Business Day.  (b)  In this Deed Poll, if a period occurs from, after or before a day or the day of an act or event, it excludes that day.  (c)  In this Deed Poll, a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later.  (d) In this Deed Poll a reference to time is a reference to Perth, Australia time.Nature of Deed Poll  22.1  US Holdco acknowledges that:  (a)  this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not party to it; and  (b)  under the Scheme, each Scheme Participant irrevocably appoints Piedmont and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this Deed Poll against US Holdco.  33.1  Condition  Condition  The obligations of US Holdco under this Deed Poll are subject to the Scheme becoming Effective.  3.2  Termination  The obligations of US Holdco under this Deed Poll to Scheme Participants will automatically terminate and the terms of this Deed Poll will be of no further force or effect, if and only if the Scheme Implementation Deed is terminated in accordance with its terms or the Scheme does not become Effective on or before the End Date; unless US Holdco and Piedmont otherwise agree in writing.  3.3  Consequences of Termination  If this Deed Poll is terminated under clause 3.2, then in addition and without prejudice to any other rights, powers or remedies available to it:  (a)  US Holdco is released from its obligations to further perform this Deed Poll except for any obligations which by their nature survive termination; and  (b)  each Scheme Participant retains, powers and remedies they have against US Holdco in respect of any breach of this Deed Poll which occurs before it is terminated.  44.1  Scheme obligations  Payment of Scheme Consideration  Subject to clause 3, US Holdco undertakes in favour of each Scheme Participant to:  (a)  issue and provide to the Scheme Participant (or to the Sale Agent on behalf of the Scheme Participant in accordance with the Scheme) the Scheme Consideration for each Scheme Share held by each Scheme Participant; and  (b)  undertake all other actions attributed to it under the Scheme and do all acts and things necessary or desirable on its part to give full effect to the Scheme,  all in accordance with the terms of the Scheme and the Scheme Implementation Deed.  55.1  Warranties  US Holdco represents and warrants to each Scheme Participant that:

(a) it is a corporation validly existing under the laws of its place of incorporation;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this deed poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(d) this Deed Poll has been duly and validly executed and delivered by it and is valid and binding upon it; and

(e) the execution and performance by it of this Deed Poll and each transaction contemplated by this Deed Poll did not and will not violate in any respect a provision of:

(i) a law, judgement, ruling, order or decree being on it; or

(ii) its constitution or other constituent documents.

6 Continuing obligations

6.1 This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a) US Holdco having fully performed its obligations under this Deed Poll; or

(b) termination of this Deed Poll under clause 3.2.

7 Miscellaneous

7.1 Assignment

(a) The rights and obligations of US Holdco and each Scheme Participant under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with without the prior consent of US Holdco and Piedmont.

(b) Any purported dealing in contravention of clause 7.1 is invalid.

7.2 Cumulative rights

The rights, powers and remedies of US Holdco and the Scheme Participant under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

7.3 Further assurances

US Holdco will, at its own expense, do all things reasonably required of it by law to give full effect to this Deed Poll and the transactions contemplated by it.

7.4 Governing law

(a) This Deed Poll is governed by and will be construed according to the laws of Western Australia.

(b) US Holdco irrevocably:

(i) submits to the non-exclusive jurisdiction of the courts of Western Australia and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Deed Poll; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 7.4(b)(i).

7.5 Notices

Any notice or other communication to US Holdco under or in connection with this Deed Poll must be in writing and:

(a) sent to US Holdco at:

Address: 32 North Main Street, Suite 100, Belmont, NC 28012

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   E-mail: pbrindle@piedmontlithium.com, with a copy to bczachor@piedmontlithium.com For the attention of: Corporate Secretary(or as otherwise notified by US Holdco to Piedmont from time to time);  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 195  (b)  must be signed by the party making the communication or by a person duly authorised by that party or, in the case of email, set out the full name and position or title of the duly authorised sender;  (c)  must be delivered or posted by prepaid post to the address or emailed to the email address of the addressee in accordance with clause 7.5(a); and  (d)  will be deemed to have been given:(i) if delivered, on the date of delivery; or  (ii)  if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or  (iii)  if sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent,  but if the notice or other communication would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.  7.6  Costs  (a)  US Holdco must bear its own costs arising out of the negotiation, preparation and execution of this Deed Poll.  (b)  US Holdco:  (i)  must pay all duty (including stamp duty) and any related fines, penalties and interest in respect of the Scheme and this Deed Poll (including without limitation the acquisition or transfer of Scheme Shares pursuant to the Scheme), the performance of this Deed Poll and each transaction effected by or made under or pursuant to the Scheme and this Deed Poll; and  (ii)  indemnifies each Scheme Participant against any liability arising from failure to comply with clause 7.6(b)(i).  7.7  Variation(a) A provision of this Deed Poll may not be varied, altered or otherwise amended unless:  (i)  before the Second Court Date, the variation, alteration or amendment is agreed to in writing by Piedmont (which such agreement may be given or withheld without reference to or approval by any Piedmont Shareholder); or  (ii)  on or after the Second Court Date, the variation, alteration or amendment is agreed to in writing by Piedmont and is approved by the Court (which such agreement may be given or withheld without reference to or approval by any Piedmont Shareholder),  in which event US Holdco will enter into a further deed poll in favour of each Scheme Participant giving effect to the variation, alteration or amendment.  7.8  Waiver  (a)  A provision of or right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.  (b)  A failure or delay in exercise, or partial exercise, of:(i) a right arising from a breach of this Deed Poll; or  (ii)  a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll, does not result in a waiver of that right, power, authority, discretion or remedy.  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 196  (c)  US Holdco is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.  (d)  US Holdco may not rely on any conduct of another person as a defence to the exercise of a right, power, authority, discretion or remedy by that other person.

   PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 197

   Annexure A - Scheme of ArrangementNOT REPRODUCED HERE  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 198

Annexure E - Notice of Scheme Meeting

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

NOTICE OF SCHEME MEETING

The general meeting of the Company will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on Wednesday, 7 April 2021 at 10:00am (AWST).

This Notice of general meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company Secretary by telephone on (08) 9322 6322 (within Australia) or +61 8 9322 6322 (outside Australia)

Shareholders are urged to attend or vote by lodging the Proxy Form attached to this Notice.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 199

NOTICE OF SCHEME MEETING

By an order of the Supreme Court of Western Australia (**Court**) made on 2 March 2021 pursuant to section 411(1) of the *Corporations Act 2001* (Cth) (**Corporations Act**), a meeting of the holders of ordinary shares (**Shareholders**) in Piedmont Lithium Limited ACN 002 664 495 (**Piedmont** or the **Company**) will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on Wednesday, 7 April 2021 at 10:00am (AWST) (**Scheme Meeting**).

The Court has also directed that Scott Gibson act as chairman of the Scheme Meeting or failing him Michael Ng, and has directed the chairman to report the results of the Scheme Meeting to the Court.

Due to the COVID19 pandemic, in the interests of the health and safety of Shareholders, the Company has made arrangements for Shareholders to participate in the Scheme Meeting electronically. Details on how to attend electronically are specified below.

The purpose of the Scheme Meeting is to consider and, if thought fit, to approve (with or without modification) a scheme of arrangement proposed to be made between Piedmont and Shareholders (**Scheme**).

To enable you to make an informed voting decision, important information on the Scheme is set out in the booklet accompanying this Notice (**Scheme Booklet**). The Scheme Booklet and Explanatory Memorandum to this Notice and Proxy Form both form part of this Notice. Terms and abbreviations used in this Notice and in the Scheme Booklet are defined in the Scheme Booklet.

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The general meeting of the Shareholders of the Company will be held at:

> the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on Wednesday, 7 April 2021 at 10:00am (AWST)

and online at http://web.lumiagm.com using meeting ID 303-030-820. See below for further details about attending the meeting online.

VOTING ENTITLEMENTS

The Piedmont board of directors has determined, and the Court has ordered, that a person's entitlement to vote at the Scheme Meeting will be the entitlement of that person as set out in the Piedmont share register as at 5:00pm (AWST) on Monday, 5 April 2021.

HOW TO VOTE

The business of the Scheme Meeting affects your shareholding and your vote is important. Please take action by voting in person (or authorised representative), online or by proxy.

VOTING IN PERSON

To vote in person, attend the Scheme Meeting on the date and at the place set out above. The Scheme Meeting will commence at 10:00am (AWST).

VOTING ONLINE

To participate in the Scheme Meeting through an online platform and vote online:

(i) entering the URL in their browser: http://web.lumiagm.com; and

(ii) entering the Meeting ID: 303-030-820.

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 200

Participating in the Scheme Meeting via the online platform will allow eligible Shareholders, their proxies, attorneys or corporate representatives to listen to the Scheme Meeting live, view slides and ask questions and vote in real time at appropriate times during the Scheme Meeting.

Shareholders, will need the following information to participate in the Scheme Meeting:

(i) the Meeting ID, which is: 303-030-820;

(ii) Username: which is your SRN/HIN; and

(iii) Password: Your password is the postcode registered to your holding if you are an Australian shareholder. Overseas shareholders should refer to the Lumi Online Voting Guide available from www.computershare.com.au/virtualmeetingguide.

Attorneys and corporate representatives of Shareholders will need the username and password of the Shareholder they are representing.

Proxy holders will need to contact Computershare Investor Services on +61 3 9415 4024 during the two hours before the start of the Scheme Meeting. Further information regarding participating in the Scheme Meeting electronically, including browser requirements, is detailed in the Lumi Online Voting Guide available at www.computershare.com.au/virtualmeetingguide.

Registration will open one hour prior to the start of Scheme Meeting. We recommend logging on to the online platform at least 15 minutes prior to the scheduled start time for the Scheme Meeting. If you require technical assistance please call +61 3 9415 4024.

PROXIES

You can appoint a proxy by voting online or by completing and returning to Piedmont the enclosed Proxy Form for the Scheme Meeting. Completed Proxy Forms must be completed and received at the Company's share registry, Computershare Investor Services Pty Limited, by 10:00am (AWST) on Monday, 5 April 2021, being no later than 48 hours before commencement of the Scheme Meeting by one of the following methods:

(i) Online at:

www.investorvote.com.au and following the instructions provided.

You will need your SRN or HIN, and Control Number as shown on your Proxy Form.

You will be taken to have signed the Proxy Form if you lodge your proxy in accordance with the instructions on the website. Please read the instructions for online proxy submissions carefully before you lodge your proxy.

(ii) Mail, using the reply-paid envelope (only for use in Australia), to:

Computershare Investor Services Pty Limited
GPO Box 1282
Melbourne VIC 3001
Australia

(iii) Mobile voting:

Scan the QR Code on your Proxy form and follow the prompts.

(iv) Custodian voting:

For Intermediary Online subscribers only (custodians) please visit www.intermediaryonline.com to submit your voting intentions.

(v) Fax to:

In Australia 1800 783 447

From outside of Australia +61 3 9473 2555

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET Page | 201

If you are entitled to attend and cast a vote at the Scheme Meeting, you may appoint up to two proxies. A proxy may be an individual or a corporation but need not be a Shareholder. If you appoint two proxies each proxy may exercise half of your votes if no proportion or number of votes is specified.

If you appoint a proxy but attend the Scheme Meeting yourself, the rights of the proxy to speak and vote on your behalf at the Scheme Meeting will be suspended while you are present

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

CORPORATE REPRESENTATIVES

A corporation may appoint an individual as a representative to exercise its powers as Shareholder or as a Shareholder's proxy. The representative should bring to the Scheme Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has been previously given to the Company's share registry.

POWERS OF ATTORNEY

A person appearing as an attorney for a Shareholder should produce a properly executed original (or certified copy) of an appropriate power of attorney for admission to the annual general meeting.

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     AGENDA  1  Resolution - Approval of the schemeTo consider and, if thought fit, to pass with or without amendment, the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act:  "That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between Piedmont and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Piedmont are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Scheme with any such alterations or conditions."Dated: 2 March 2021 By order of the Court  Greg SwanCompany Secretary    PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 203

   EXPLANATORY MEMORANDUM    1  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 204  Introduction  This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Scheme Meeting to be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia on Wednesday, 7 April 2021 at 10:00am (AWST).This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the resolution set out in the Notice.A Proxy Form is located at the end of this Explanatory Memorandum.  2  Required voting majority  In order for the Scheme to become effective, the resolution set out in the Notice must be passed at a meeting by:  (a)  unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Scheme Meeting (whether in person or by proxy, attorney or, in the case of corporate shareholders, a corporate representative) at the meeting; and  (b) at least 75% of the votes cast on the resolution.The Court has the discretion under section 411(4)(a)(ii)(A) of the Corporations Act to approve the Scheme if it is approved by at least 75% of the votes cast on the resolution but not by a majority in number of Shareholders (other than excluded shareholders) present and voting at the Scheme Meeting.Voting at the Scheme Meeting will be by poll rather than by a show of hands.  3  Court approval  In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without alteration or conditions) is subject to approval of the Court. If the resolution proposed at the Scheme Meeting is approved by the requisite majority, and the relevant conditions of the Scheme (other than approval by the Court) are satisfied, or waived, by the time required under the Scheme, Piedmont intends to apply to the Court for the necessary orders to give effect to the Scheme.  4  Action to be taken by Shareholders  Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolution.

Annexure F - Summary of CDIs

Definitions

Capitalised terms used in this Annexure and not otherwise defined have the same meanings as set out in the Glossary of the Scheme Booklet.

Introduction

In order for Piedmont US Shares to trade electronically on the ASX, Piedmont US intends to participate in the electronic transfer system known as CHESS operated by ASX Settlement.

CHESS cannot be used directly for the transfer of securities of companies domiciled in certain foreign jurisdictions, such as the United States. Accordingly, to enable Piedmont US Shares to be cleared and settled electronically through CHESS, depositary interests called CHESS Depositary Interests, or CDIs, are issued.

CDIs confer the beneficial ownership in foreign securities such as Piedmont US Shares on the CDI holder, with the legal title to such shares being held by an Australian depositary entity. Piedmont US will appoint CDN to act as its Australian depositary.

A summary of the rights and entitlements of CDI holders in Piedmont US and CDI holders generally is set out below.

Further information about CDIs is available from ASX, in *ASX Guidance Note 5 – CHESS Depositary Interests (CDIs)* or Computershare.

Overview of CDIs generally

A CDI is a financial product quoted on the ASX. Holders of CDIs will have a beneficial interest in the underlying security of a foreign company; the legal title is held by the depositary. The use of CDIs facilitates investors to trade in foreign securities by trading the relevant CDIs on the ASX.

CDI: Share ratio

Each Piedmont US CDI will represent a beneficial interest in 1/100th of a Piedmont US Share.

Shareholder entitlements

The ASX Settlement Operating Rules have the force of law by virtue of the Corporations Act. These rules grant Piedmont US CDI holders the right to receive any dividends and other entitlements which attach to Piedmont US Shares.

With the exception of voting arrangements and some corporate actions of foreign issuers domiciled in certain jurisdictions, as a Piedmont US CDI holder you have the same rights as any holders of Piedmont US Shares. This means that all economic benefits such as dividends, bonus issues, rights issues, interest payments and maturity payments or similar corporate actions flow through to you as if you were the legal owner of the corresponding financial product.

Evidence of ownership

Each Piedmont US CDI holder will receive a holding statement which sets out the number of Piedmont US CDIs held by the Piedmont US CDI holder and the reference number of the holding. These holding statements will be provided to a holder when a holding is first established and where there is a change in the holdings of Piedmont US CDIs.

Piedmont US will operate a register of shares in the United States, and an uncertificated issuer sponsored sub-register of CDIs and an uncertificated CHESS sub-register of CDIs in Australia. Piedmont US's issuer sponsored sub-register of CDIs will be maintained by Computershare in Australia, and the US share register will be maintained by Computershare Trust Company N.A. in the US. The share register is the register of legal title (and the Piedmont US Register will reflect either registered legal title, or beneficial ownership, by CDN of Piedmont US Shares underlying the Piedmont US CDIs) and the two uncertificated sub-registers combined will make up the register of beneficial title of Piedmont US Shares underlying the Piedmont US CDIs.

Voting

Piedmont US CDI holders are able to attend and vote at Piedmont US general meetings. Under the ASX Listing Rules, Piedmont US as an issuer of CDIs, must allow Piedmont US CDI holders to attend any meeting of the holders of the

PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET
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   underlying securities unless the relevant United States laws at the time of the meeting prevents Piedmont US CDI holders from attending those meetings.In order to vote at such meetings, Piedmont US CDI holders have the following options:instructing CDN, as the legal owner, to vote Piedmont US Shares underlying their CDIs in a particular manner. A CDI voting instruction form will be sent to Piedmont US CDI holders together with each notice of meeting and the instruction form must be completed and returned to Computershare prior to the meeting;informing Piedmont US that they wish to nominate themselves or another person to be appointed as CDN’s proxy for the purposes of attending and voting the shares underlying their CDIs at the general meeting; orconverting their Piedmont US CDIs into a holding of Piedmont US Shares and voting these at the meeting (however, if thereafter the former CDI holder wishes to sell their investment on the ASX it would be necessary to convert Piedmont US Shares back to Piedmont US CDIs). The conversion must be done prior to the record date for the meeting. See below for further information regarding the conversion process.As holders of Piedmont US CDIs will not appear in the Piedmont US Register as the legal holders of Piedmont US Shares, they will not be entitled to vote at Piedmont US shareholder meetings unless one of the above steps is undertaken.CDI voting instruction forms and details of these alternatives will be included in each notice of meeting sent to Piedmont US CDI holders by Piedmont US.Cessation of trading in SharesSuspension of trading on the ASX in the Company’s Shares is expected to occur from the close of trading on the date on which the Company lodges the Court order approving the Scheme with ASIC (being the Effective Date). This date will therefore be the last day for trading the Shares prior to the re-domiciliation under the Scheme.Deferred settlement trading of CDIs representing Piedmont US Shares will commence on the ASX on the trading day after trading of the Shares is suspended. Piedmont US CDIs are expected to commence trading on the ASX on a normal T+2 settlement basis on the Business Day following the despatch of issuer sponsored holding statements and CHESS confirmation advices, which is expected to occur on the Business Day following the Implementation Date.On a date to be determined by Piedmont US, the Company will apply for termination of the official listing of its Shares on the ASX.Trading in Piedmont US CDIs on the ASX on implementation of the Proposed TransactionOn the day after the Effective Date, trading in Piedmont US CDIs will commence initially on a deferred settlement basis and, after that, is expected to commence on a normal T+2 settlement basis on or about the Business Day following the despatch of holding statements for Piedmont US CDIs issued under the Scheme.Former Shareholders trading on a deferred settlement basis and before the issue of holding statements in respect of their Piedmont US CDIs do so at their own risk. The proceeds from sale of securities sold on a deferred settlement basis will not be received until after the deferred settlement period has ended.Former Shareholders will be issued with the corresponding Piedmont US CDI holding statements or CHESS confirmation advices within three Business Days after the Implementation Date by pre-paid post at their respective addresses as shown in the Piedmont US Register.Local and international trading in Piedmont US CDIsPiedmont US CDI holders who wish to trade their Piedmont US CDIs will be transferring the beneficial interest in their Piedmont US Shares rather than the legal title. The transfer will be settled electronically by delivery of the relevant Piedmont US CDI holdings through CHESS.In other respects, trading in CDIs is essentially the same as trading in other CHESS approved securities, such as shares in an Australian company.Converting from a Piedmont US CDI holding to a direct holding of Piedmont US SharesPiedmont US CDI holders who wish to convert their ASX listed Piedmont US CDIs to Piedmont US Shares can do so by instructing Computershare either:  PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 206

- directly in the case of Piedmont US CDIs on the issuer sponsored sub-register operated by Piedmont US. Piedmont US CDI holders will be provided with a CDI cancellation request form for completion and return to Computershare; or
- through their "sponsoring participant" (usually a broker) in the case of Piedmont US CDIs which are sponsored on the CHESS sub register. In this case, your sponsoring broker will arrange for completion of the relevant form and its return to Computershare.

Computershare will then arrange for the transfer of Piedmont US Shares from CDN to the former Piedmont US CDI holder and, depending on the request made, issue the shares to the former Piedmont US CDI holder in book-entry form directly on the US share register or deliver to their account within the US Central Securities Depository. This will cause Piedmont US Shares to be recorded on Piedmont US Register and trading on the ASX will no longer be possible.

It is expected that this process will be completed by the next business day, provided that Computershare is in receipt of a duly completed and valid removal request form. However, no guarantee can be given about the time for this conversion to take place.

Computershare will not charge an individual security holder a fee for transferring Piedmont US CDI holdings into Piedmont US Shares (although a fee will be payable by market participants).

A holder of Piedmont US Shares will not be able to trade those shares on the ASX.

Converting from a direct holding of Piedmont US Shares to a Piedmont US CDI holding

If holders of Piedmont US Shares wish to convert their holdings to Piedmont US CDIs, they can do so by contacting Computershare in the US. Computershare will not charge a fee to a shareholder seeking to convert Piedmont US Shares to CDIs (although a fee will be payable by market participants).

In this instance, underlying Piedmont US Shares will be transferred to CDN and a holding statement for the CDIs will be issued to the relevant security holder. No trading in Piedmont US CDIs on the ASX can take place until this transfer process is complete.

Communication with Piedmont US CDI holders

Piedmont US CDI holders will receive all notices and company announcements (such as annual reports) that shareholders are entitled to receive from Piedmont US.

Takeovers

If a takeover bid or similar transaction is made in relation to Piedmont US Shares of which CDN is the registered holder then, under the ASX Settlement Operating Rules, CDN must not accept the offer made under the takeover bid except to the extent that acceptance is authorised by the relevant Piedmont US CDI holder.

Rights on liquidation or winding up

In the event of Piedmont US's liquidation, dissolution or winding up, a Piedmont US CDI holder will be entitled to the same economic benefit on their Piedmont US CDIs as Piedmont US Shareholders.

Fees

A Piedmont US CDI holder will not incur any additional ASX or ASX Settlement fees or charges as a result of holding CDIs rather than Piedmont US Shares.

Further information

For further information in relation to CDIs and the matters referred to above, please refer to the ASX website www.asx.com.au or contact your stockbroker or Computershare at the details provided below:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001
Australia

03 9415 4000

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 PIEDMONT LITHIUM LIMITED – SCHEME BOOKLET  P a g e | 227    Rights of holders of Piedmont US Shares    Rights of holders of Shares in the Company  the auditor is removed by the company;the auditor is deceased;the auditor ceases to be capable of acting as an auditor;the auditor ceases to be an auditor; orthe company is being wound up.  Area

Corporate Directory

Directors

Mr Jeff Armstrong (Non-Executive Chairman)

Mr Keith Phillips (President and CEO)

Mr Anastasios Arima (Non-Executive Director)

Mr Jorge Beristain (Non-Executive Director)

Mr Todd Hannigan (Non-Executive Director)

Mr Levi Mochkin (Non-Executive Director)

Company Secretary

Mr Gregory Swan

Operations Office

32 North Main Street, Suite 100
Belmont NC 28012
Tel: (704) 461-8000

Exploration Office

5706 Dallas Cherryville Hwy 279e
Bessemer City, NC 28016

Registered Office

Level 9
28 The Esplanade
Perth WA 6000

Tel: +61 8 9322 6322

Share Registry

Computershare Investor Services Limited
Level 2, 45 St Georges Terrace
Perth WA 6000
Tel: 1300 557 010 (within Australia)

Tel: +61 8 9323 2000 (outside Australia)

Australian Legal Advisers

Thomson Geer

Level 27, Exchange Tower
2 The Esplanade
Perth WA 6000
Tel: +61 8 9404 9100

US Legal Advisers

Rimôn Law
Level 10, 20 Martin Place
Sydney NSW 2000
Tel: +61 2 9055 6965

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York, USA 10166
Tel: +1 212 351 4000

Independent Expert

BDO Corporate Finance (WA) Pty Limited
38 Station St
Subiaco WA 6008
Tel: +61 8 6382 4600

Stock Exchange Listing

ASX Code: PLL

Nasdaq Code: PLL

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